Registration No. 333-34292
                                                  Rule 424(b)(3)

                            [CNS Logo]

          MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

     You are cordially invited to attend the special meeting of shareholders of CNS Bancorp, Inc., to be held at the main office of CNS located at 427 Monroe Street, Jefferson City, Missouri, on Tuesday, June 6, 2000, commencing at 11:00 a.m., local time. The meeting is being called to allow shareholders to consider and vote upon a merger transaction in which Exchange National Bancshares, Inc., through a wholly-owned subsidiary, will acquire CNS. As part of this transaction, City National Savings Bank, FSB will merge into Exchange's subsidiary, The Exchange National Bank of Jefferson City.

     In the merger, each share of CNS stock that you own will entitle you to receive 0.15 of a share of Exchange common stock plus $8.80 in cash. If Exchange distributes a two-for-one stock dividend immediately following its annual meeting of shareholders on May 10, 2000, as Exchange has advised it intends to do, the Exchange stock that you would receive in the merger will be increased to 0.30 of a share for each share of CNS stock. The cash portion of the merger consideration is subject to downward adjustment if the adjusted net worth of CNS falls below $20.95 million. For United States federal income tax purposes, your exchange of shares of CNS common stock for cash and Exchange common stock generally will cause you to recognize income or gain up to the amount of cash you receive.

     Based on a negotiated value for Exchange stock, the value of the consideration that CNS shareholders will receive in the merger for each share of CNS stock would be $17.80 per share. Because there has not been an active trading market for Exchange stock, it was valued at the $60 per share price at which shares were being sold in Exchange's November-December 1999 intrastate offering to Missouri residents. Based on the trading price for shares of Exchange stock on January 20, 2000, the last date on which a reported trade took place, the value of the consideration that CNS shareholders will receive in the merger for each share of CNS stock would be $17.80 per share. On October 27, 1999, the last trading day before the merger was announced, the closing price for CNS stock was $11.69 per share. Although there is no established market for Exchange common stock, Exchange intends to apply to have its stock listed on the Nasdaq National Market promptly following its planned stock dividend, if not sooner.

     We cannot complete the proposed transaction unless the shareholders of CNS approve the merger agreement. It is very important that your shares be represented at the meeting, regardless of whether you plan to attend in person. If you fail to vote, it will have the same effect as a vote against approval of the merger agreement.
To assure that your shares are represented in voting on this very important matter, please sign, date and return the enclosed proxy card promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the meeting. If you are a shareholder of record and do attend, you may, if you wish, revoke your proxy and vote your shares in person at the meeting.

     This document contains a more complete description of the meeting and the terms of the merger. We urge you to review this entire document carefully. FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 6. Financial information regarding CNS and Exchange is provided in this document. You may also obtain information about CNS and Exchange from documents filed with the Securities and Exchange Commission.

     I enthusiastically support the merger and join with the other members of our board of directors in recommending that you vote in favor of the merger.

                              Robert E. Chiles
                              President and Chief Executive
                              Officer
______________________________________________________________________
/   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE      /
/   SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE          /
/   SECURITIES BEING OFFERED THROUGH THIS PROXY STATEMENT-PROSPECTUS  /
/   OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS TRUTHFUL OR   /
/   COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL        /
/   OFFENSE. THE SECURITIES BEING OFFERED THROUGH THIS DOCUMENT ARE   /
/   NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK  /
/   OR NON-BANK SUBSIDIARY OF EITHER OF OUR COMPANIES, AND THEY ARE   /
/   NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE     /
/   SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR    /
/   ANY OTHER GOVERNMENTAL AGENCY.                                    /
/_____________________________________________________________________/

       Proxy Statement-Prospectus dated May 3, 2000
 and first mailed to shareholders on or about May 5, 2000

                        CNS BANCORP, INC.
                        427 MONROE STREET
                 JEFFERSON CITY, MISSOURI  65101
                         (573) 634-3336
      ____________________________________________________

            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
      ____________________________________________________

     A special meeting of shareholders of CNS Bancorp, Inc. will be held at CNS's main office at 427 Monroe Street, Jefferson
City, Missouri on Tuesday, June 6, 2000 at 11:00 a.m., local time, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 27, 1999, by and among Exchange National Bancshares, Inc., Exchange's wholly-owned subsidiary, ENB Holdings, Inc., and CNS, pursuant to which CNS will merge into ENB Holdings and each outstanding share of CNS common stock will be converted into the right to receive 0.15 of a share of Exchange common stock and $8.80 in cash, subject to possible adjustment, all on and subject to the terms and conditions contained therein.

     2. To transact such other business as may properly come before the meeting or any adjournment or postponement.

     Only shareholders of record at the close of business on April 25, 2000 will be entitled to notice of and to vote at the meeting and at any adjournment or postponement.

     CNS shareholders have the right to dissent from the merger and, if the merger is completed, to obtain payment in cash of the fair value of their shares of CNS common stock under applicable provisions of Delaware law. In order to perfect dissenters' rights, CNS shareholders must give written demand for appraisal of their shares before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provisions is included as Appendix C to the accompanying proxy statement-prospectus and a summary of the provisions can be found under the caption "The Merger--You Have Appraisal Rights in the Merger."

     In the event that there are not sufficient votes to approve the merger proposal at the time of the meeting, the meeting may be adjourned in order to permit further solicitation by CNS.

                              By Order of the Board of Directors



                              David L. Jobe
                              Secretary
Jefferson City, Missouri
May 3, 2000

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE
"FOR" THE PROPOSAL.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE
COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE
ACCOMPANYING PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

                   PROXY STATEMENT--PROSPECTUS
                        TABLE OF CONTENTS


SUMMARY                              1   MANAGEMENT AND OPERATIONS
RISK FACTORS                         6     FOLLOWING THE MERGER           48
FORWARD-LOOKING STATEMENTS           7     Board of Directors             48
COMPARATIVE PER SHARE DATA           8     Management                     48
SELECTED FINANCIAL DATA OF EXCHANGE  9     Executive Compensation         48
SELECTED FINANCIAL DATA OF CNS      11   PRO FORMA FINANCIAL INFORMATION  49
SUMMARY SELECTED PRO FORMA               DESCRIPTION OF EXCHANGE COMMON
  COMBINED DATA                     13     STOCK                          53
RECENT DEVELOPMENTS                 14     Dividends                      53
MARKET PRICE AND DIVIDEND                  Voting Rights                  53
  INFORMATION                       15     Liquidation                    53
MEETING OF CNS SHAREHOLDERS         17     Preemptive Rights              53
  Place, Date and Time              17     No Redemption or Assessment    53
  Purpose of the Meeting            17     Proposed Amendments to
  Who Can Vote at the Meeting       17       Exchange's Articles of
  Attending the Meeting             17       Incorporation                53
  Vote Required                     17   COMPARISON OF RIGHTS OF
  Voting by Proxy                   18   SHAREHOLDERS                     54
  Participants in City National's          Authorized Stock               54
    ESOP                            18     Voting Rights                  54
  Independent Public Accountants    19     Required Vote for Authorization
OWNERSHIP OF EXCHANGE COMMON STOCK  20       of Certain Actions           55
OWNERSHIP OF CNS COMMON STOCK       23     Dividends                      55
THE MERGER                          25     Shareholders Meetings          55
  The Parties to the Merger         25     Board of Directors             56
  Form of the Merger; Conversion           Amendment of the Bylaws        57
    of CNS Common Stock             26     Amendment of the Articles of
  Procedures for Exchanging Your             Incorporation                57
    CNS Stock Certificates          26   SELECTED PROVISIONS IN THE
  Treatment of CNS Stock Options    27     ARTICLES AND BYLAWS OF
  Tax Consequences for CNS                 EXCHANGE                       58
    Shareholders                    27     Board of Directors             58
  Background of the Merger          28     Special Meeting of
  Recommendation of the CNS Board;           Shareholders                 58
    CNS's Reasons for the Merger    29     Advance Notice Provisions for
  Opinion of Financial Advisor               Shareholder Nominations and
    to CNS                          30       Proposals                    58
  You Have Appraisal Rights                Amendment of Articles of
    in the Merger                   33       Incorporation                59
  Interests of CNS's Directors and         Missouri Control Share
    Officers in the Merger that              Acquisition Statute          59
    Differ From Your Interests      35     Missouri Business Combination
  Regulatory Approvals Needed to             Statute                      59
    Complete the Merger             37   REGULATION AND SUPERVISION       59
  Accounting Treatment of the            LEGAL MATTERS                    59
    Merger                          38   EXPERTS                          60
  Resale of Exchange Common Stock   38   WHERE YOU CAN FIND MORE
THE MERGER AGREEMENT                38     INFORMATION                    60
  Terms of the Merger               38   SHAREHOLDER PROPOSALS            61
  When Will the Merger be                  CNS Annual Meeting             61
    Completed                       39     Exchange Annual Meeting        61
  Conditions to Completing the           APPENDIX A  Agreement and Plan of
    Merger                          39               Merger
  Conduct of Business Before             APPENDIX B  Opinion of RP
    the Merger                      40               Financial, LC.
  Covenants of CNS and Exchange          APPENDIX C  Chapter 262 of the
    in the Merger Agreement         44               Delaware General
  Representations and Warranties                     Corporation Law
    Made by Exchange and CNS in          APPENDIX D  Annual Report to Share-
    the Merger Agreement            47               holders of Exchange
  Terminating the Merger                 APPENDIX E  Annual Report on
    Agreement                       47               Form 10-KSB of CNS
  Expenses and Termination Fees     47
  Changing the Terms of the
    Merger Agreement                47

                             SUMMARY

     This summary does not contain all of the information that may be important to you. To more fully understand the merger, you should carefully read this entire document and the other documents which accompany this document or to which this document refers you. See "Where You Can Find More Information" on page 60.

                          THE COMPANIES

EXCHANGE NATIONAL BANCSHARES,    Exchange is the Missouri-
INC. (PAGE 25)                   chartered bank holding company
132 East High Street             for The Exchange National Bank
Post Office Box 688              of Jefferson City, a nationally-
Jefferson City, Missouri 65101   chartered bank which operates
(573) 761-6100                   four banking offices in central
                                 Missouri.  Through other
                                 subsidiaries, Exchange also owns
                                 Union State Bank and Trust of
                                 Clinton, a Missouri trust
                                 company, and Osage Valley Bank,
                                 a Missouri state bank.  At
                                 December 31, 1999, Exchange had
                                 total assets of $494.9 million,
                                 deposits of $381.0 million and
                                 stockholders' equity of $55.9
                                 million.

                                 Exchange has entered into an
                                 agreement to acquire Citizens
                                 State Bank of Calhoun, a
                                 Missouri state chartered bank
                                 with banking offices in Clinton
                                 and Calhoun, Missouri.  At
                                 December 31, 1999, Citizens
                                 State Bank had total assets of
                                 $70.2 million, deposits of $61.0
                                 million and stockholders' equity
                                 of $6.1 million.  Exchange
                                 cannot complete the proposed
                                 acquisition of Citizens State
                                 Bank unless a number of
                                 conditions are satisfied.

                                 For financial statements and a
                                 discussion of Exchange's recent
                                 results of operations, see
                                 Exchange's annual report to
                                 shareholders, which accompanies
                                 this document as Appendix D.

CNS BANCORP, INC. (PAGE 25)      CNS is the Delaware-chartered
427 Monroe Street                savings and loan holding company
Jefferson City, Missouri  65101  for City National Savings Bank,
(573) 634-3336                   FSB, a federal savings bank.
                                 City National operates five
                                 banking offices in central
                                 Missouri. At December 31, 1999,
                                 CNS had total assets of $91.8
                                 million, deposits of $68.9
                                 million, and stockholders'
                                 equity of $21.6 million.

                                 For financial statements and a
                                 discussion of CNS's recent
                                 results of operations, see CNS's
                                 annual report on Form 10-KSB,
                                 which accompanies this document
                                 as Appendix E.

                       THE SPECIAL MEETING

PLACE, DATE AND TIME (PAGE 17)  The special meeting of CNS
                                shareholders will be held at
                                CNS's main office at 427 Monroe
                                Street, Jefferson City, Missouri
                                on June 6, 2000 at 11:00
                                a.m., local time.

PURPOSE OF THE MEETING (PAGE    At the special meeting, CNS
17)                             shareholders will be asked to:

                                -  approve the merger agreement
                                under which CNS will merge
                                with a wholly-owned
                                subsidiary of Exchange; and

                                -  transact any other business
                                that may properly come before
                                the meeting.

WHO CAN VOTE AT THE MEETING     You can vote at the special
(PAGE 17)                       meeting of CNS shareholders if
                                you owned CNS common stock at
                                the close of business on
                                April 25, 2000. You will be
                                able to cast one vote for each
                                share of CNS common stock you
                                owned at that time. As of
                                April 25, 2000, there were
                                1,418,286 shares of CNS common
                                stock outstanding.

WHAT VOTE IS REQUIRED FOR       In order to approve the merger
APPROVAL OF THE MERGER          agreement, the holders of a
AGREEMENT (PAGE 17)             majority of the outstanding
                                shares of CNS common stock
                                entitled to vote must vote in
                                its favor.  Directors of CNS
                                owning approximately 7.2% of the
                                outstanding shares of CNS have
                                agreed to vote in favor of the
                                merger.  You can vote your
                                shares by attending the special
                                meeting and voting in person or
                                by completing and mailing the
                                enclosed proxy card.

                           THE MERGER

OVERVIEW OF THE TRANSACTION     We propose a merger in which CNS
(PAGE 25)                       will merge with and into ENB
                                Holdings, a wholly-owned
                                subsidiary of Exchange.
                                Immediately after this merger,
                                City National Savings Bank will
                                merge with and into Exchange
                                National Bank. The name of the
                                combined bank will be "The
                                Exchange National Bank of
                                Jefferson City."

EACH CNS SHARE WILL BE          As a CNS shareholder upon the
EXCHANGED FOR 0.15 OF A SHARE   closing of the merger, each of
OF EXCHANGE COMMON STOCK PLUS   your shares of CNS common stock
$8.80 IN CASH (PAGE 26)         will automatically be converted
                                into the right to receive 0.15
                                of a share of Exchange common
                                stock plus $8.80 in cash,
                                subject to adjustment under
                                certain limited circumstances.
                                You will have to surrender your
                                CNS stock certificates to
                                receive your shares of Exchange
                                stock and cash. Exchange will
                                send you written instructions
                                for surrendering your
                                certificates after we have
                                completed the merger. For more
                                information on how this exchange
                                procedure works, see "The Merger
                                --Procedures for Exchanging Your
                                CNS Stock Certificates" on page
                                26 of this document. Each share
                                of Exchange common stock will
                                remain outstanding and unchanged
                                in the merger.

                                If Exchange distributes a two-
                                for-one stock dividend
                                immediately following its annual
                                meeting of shareholders on May
                                10, 2000, as Exchange has
                                advised it intends to do, the
                                Exchange stock that you would
                                receive in the merger will be
                                increased to 0.30 of a share for
                                each share of CNS stock.
                                Because the number of shares of
                                Exchange common stock that you
                                will receive in the merger
                                otherwise is fixed, the value of
                                these shares will fluctuate as
                                the price of Exchange common
                                stock changes.  The cash to be
                                received in the merger is
                                subject to downward adjustment
                                if the adjusted net worth of
                                CNS falls below $20.95
                                million.

CNS SHAREHOLDERS MAY RECOGNIZE We expect that you generally INCOME OR GAIN WITH RESPECT TO will not recognize any gain or
CASH RECEIVED FOR CNS SHARES    loss for U.S. federal income tax
(PAGE 27)                       purposes as a result of your
                                exchange of shares of CNS common
                                stock for shares of Exchange
                                common stock. You may, however,
                                have to recognize income or gain
                                in connection with the cash
                                received in exchange for your
                                shares of CNS common stock.

                                THIS TAX TREATMENT MAY NOT APPLY
                                TO ALL CNS SHAREHOLDERS.
                                DETERMINING THE ACTUAL TAX
                                CONSEQUENCES OF THE MERGER TO
                                YOU CAN BE COMPLICATED. YOU
                                SHOULD CONSULT YOUR OWN TAX
                                ADVISOR FOR A FULL UNDERSTANDING
                                OF THE MERGER'S TAX CONSEQUENCES
                                THAT ARE PARTICULAR TO YOU.

                                We will not be obligated to
                                complete the merger unless we
                                receive a legal opinion, dated
                                the closing date, that the
                                merger will be treated for
                                federal income tax purposes as a
                                reorganization within the
                                meaning of Section 368(a) of the
                                Internal Revenue Code. In that
                                case, the U.S. federal income
                                tax treatment of the merger will
                                be as we have described it
                                above. This opinion, however,
                                will not bind the Internal
                                Revenue Service, which could
                                take a different view.

OUR FINANCIAL ADVISOR BELIEVES  RP Financial, LC. has delivered
THE MERGER CONSIDERATION IS     to the CNS board of directors
FAIR TO CNS SHAREHOLDERS (PAGE  its opinion that, as of the date
30)                             of this document, the merger
                                consideration is fair to the
                                holders of CNS common stock from
                                a financial point of view. A
                                copy of this opinion is provided
                                as Appendix B to this document.
                                You should read it completely to
                                understand the procedures
                                followed, assumptions made,
                                matters considered, and
                                qualifications and limitations
                                on the review made by RP
                                Financial in providing this
                                opinion. CNS has agreed to pay
                                RP Financial approximately
                                $105,500 for its services in
                                connection with the merger.

WE RECOMMEND THAT SHAREHOLDERS  The CNS board of directors
APPROVE THE MERGER (PAGE 29)    believes that the merger is fair
                                to you and in your best
                                interests, and unanimously
                                recommends that you vote "FOR"
                                the proposal to approve the
                                merger agreement.

                                For a discussion of the
                                circumstances surrounding the
                                merger and the factors
                                considered by CNS's board of
                                directors in approving the
                                merger agreement, see page 29.

INTERESTS OF DIRECTORS AND      Some of our directors and
OFFICERS IN THE MERGER THAT     officers have interests in the
DIFFER FROM YOUR INTERESTS      merger that are different from,
(PAGE 35)                       or are in addition to, their
                                interests as shareholders of
                                CNS. The CNS board of directors
                                knew about these additional
                                interests, and considered them,
                                when they approved the merger.
                                These include:

                                - existing employment agreement of
                                  the chief executive officer of
                                  CNS, Robert E. Chiles,
                                  entitling him to a severance
                                  payment upon termination of
                                  his employment after
                                  completion of the merger;

                                - consulting agreement of Mr.
                                  Chiles whereby he will serve
                                  as Vice Chairman of Exchange
                                  National Bank;

                                - the vesting of restricted
                                  shares of CNS stock held by
                                  members of CNS management, so
                                  that such shares will be
                                  entitled to receive the same
                                  merger consideration as all
                                  other shares of CNS stock;

                                - the cancellation and
                                  conversion of all outstanding
                                  options to purchase CNS stock
                                  into the right to receive
                                  cash equal to the value of
                                  the per share merger
                                  consideration minus the
                                  exercise price for each
                                  option; and

                                - provisions in the merger
                                  agreement relating to
                                  indemnification of directors
                                  and officers and insurance
                                  for directors and officers of
                                  CNS for events occurring
                                  before the merger.

REGULATORY APPROVALS NEEDED TO We cannot complete the merger COMPLETE THE MERGER (PAGE 37). unless it is approved by the
                                Office of the Comptroller of the
                                Currency.  This approval was
                                obtained on February 11, 2000.
                                Exchange National Bank also was
                                required to obtain the
                                Comptroller's approval for the
                                declaration and payment of a
                                dividend needed to complete the
                                merger.  This approval was
                                obtained on January 27, 2000.

ACCOUNTING TREATMENT OF MERGER  The merger will be treated as a
(PAGE 38)                       purchase for accounting and
                                financial reporting purposes.

DIFFERENCES IN THE RIGHTS OF    After the merger, CNS
EXCHANGE'S AND CNS'S            shareholders will be Exchange
SHAREHOLDERS (PAGE 53)          shareholders.  Their rights as
                                shareholders of Exchange will be
                                governed by Missouri law and by
                                Exchange's articles of
                                incorporation and bylaws.  The
                                rights of shareholders of
                                Exchange differ from the rights
                                of shareholders of CNS in
                                certain instances.

                      THE MERGER AGREEMENT

A copy of the merger agreement is provided as Appendix A to this proxy statement-prospectus. Please read the entire merger agreement carefully. It is the legal document that governs the merger.

CONDITIONS TO COMPLETING THE    The completion of the merger
MERGER (PAGE 39)                depends on a number of
                                conditions being met. In
                                addition to the parties
                                complying with the merger
                                agreement, these conditions
                                include:

                                - approval of the merger
                                  agreement by CNS's
                                  shareholders;

                                - approval of the merger by
                                  regulatory authorities;

                                - receipt of a tax opinion that
                                  the merger qualifies as a
                                  reorganization under Section
                                  368(a) of the Internal
                                  Revenue Code; and

                                - CNS's shareholders having
                                  exercised dissenters' rights
                                  with respect to not more than
                                  10% of the outstanding shares
                                  of CNS stock.

                                Where the law permits, we could
                                decide to complete the merger
                                even though one or more of these
                                conditions has not been met. We
                                cannot be certain when or if the
                                conditions to the merger will be
                                satisfied or waived, or that the
                                merger will be completed.

TERMINATING THE MERGER          We can agree at any time not to
AGREEMENT (PAGE 47)             complete the merger, even if the
                                shareholders of CNS have
                                approved it. Also, CNS or
                                Exchange can decide, without the
                                consent of the other, to
                                terminate the merger agreement
                                if:

                                - the shareholders of CNS do
                                  not approve the merger;

                                - a required regulatory
                                  approval is denied or a
                                  governmental authority blocks
                                  the merger;

                                - we do not complete the merger
                                  by August 31, 2000; or

                                - the other party makes a
                                  misrepresentation, breaches a
                                  warranty or fails to fulfill
                                  a covenant that would have a
                                  material adverse effect on
                                  the party seeking to
                                  terminate the merger
                                  agreement.

                                In addition, CNS may terminate
                                the merger agreement if its
                                board of directors determines
                                that it must accept a superior
                                offer from a third party in the
                                exercise of the board's
                                fiduciary duties.

TERMINATION FEES (PAGE 47)      If CNS terminates the merger
                                agreement in order to accept a
                                superior acquisition offer or
                                if, after another party proposes
                                to acquire CNS or City National,
                                the CNS shareholders fail to
                                approve the merger agreement and
                                within 12 months CNS or City
                                National enters into a merger
                                agreement with a third party,
                                then CNS will pay to Exchange a
                                termination fee of $1,000,000.
                                If Exchange fails to receive the
                                requisite regulatory approvals
                                for the merger, then Exchange
                                will pay to CNS a termination
                                fee of $250,000.

WE MAY AMEND THE TERMS OF THE   We can agree to amend the merger
MERGER AND WAIVE SOME           agreement, and each of us can
CONDITIONS (PAGE 47)            waive our right to require the
                                other party to adhere to the
                                terms and conditions of the
                                merger agreement, where the law
                                allows. However, after CNS
                                shareholders approve the merger
                                agreement, no amendment may be
                                made that would reduce or change
                                the consideration to be received
                                by them in the merger.

                          RISK FACTORS

     In addition to the matters addressed in "Forward Looking Statements" on page 7, the matters addressed in "Factors That May Affect Future Results of Operations, Financial Condition or Business" under Item 7 of Exchange's most recent annual report on Form 10-K, and the other information included in this document, including the appendices, you should consider the following risk factors carefully in determining whether to approve the merger.

EXCHANGE MAY EXPERIENCE DIFFICULTIES IN MANAGING ITS GROWTH AND
IN EFFECTIVELY INTEGRATING NEWLY ACQUIRED COMPANIES, SUCH AS CITY
NATIONAL SAVINGS BANK.

     As part of Exchange's general strategy, Exchange may continue to acquire banks and businesses that it believes provide a strategic fit with its business. To the extent that Exchange does grow, there can be no assurances that Exchange will be able to adequately and profitably manage such growth. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

     - potential exposure to liabilities of the banks and businesses acquired;

     - difficulty and expense of integrating the operations and personnel of the banks and businesses acquired;

     - difficulty and expense of instituting the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprises on a profitable basis;

     - potential disruption to the business of Exchange and its subsidiaries;

     - potential diversion of the time and attention of management of Exchange and its subsidiaries; and

     - impairment of relationships with and the possible loss of key employees and customers of the banks and businesses acquired.

The success of Exchange's internal growth strategy will depend primarily on the ability of its banking subsidiaries to generate an increasing level of loans and deposits at acceptable risk levels and on acceptable terms without significant increases in non-interest expenses relative to revenues generated. There is no assurance that Exchange will be successful in implementing its internal growth strategy. Exchange's financial performance also depends, in part, on its ability to manage various portfolios and to successfully introduce additional financial products and services. There can be no assurance that additional financial products and services will be introduced or, if introduced, that such financial products and services will be successful. Furthermore, the success of Exchange's growth strategy will depend on its ability to maintain sufficient regulatory capital levels and general economic conditions that are beyond its control.

BECAUSE THE PORTION OF THE MERGER CONSIDERATION THAT WILL BE IN THE FORM OF EXCHANGE STOCK WAS FIXED ON THE DATE OF THE MERGER AGREEMENT, CNS SHAREHOLDERS MAY RECEIVE EXCHANGE STOCK THAT IS HIGHER OR LOWER IN MARKET VALUE THAN THE MARKET VALUE OF THE SHARES ON THE DATE OF THE MERGER AGREEMENT.

     The portion of the merger consideration that will be in the form of Exchange stock was fixed on the date of the merger agreement. Therefore, CNS shareholders will receive cash and a fixed number of shares of Exchange stock for their CNS shares, rather than cash and Exchange stock having a particular fixed market value. The market values of Exchange and CNS stock at the time of the merger could vary significantly from their prices on the date of the merger agreement. Because the portion of the merger consideration that will be in the form of Exchange stock will not be adjusted to reflect any changes in the market value of Exchange or CNS stock, the value of the cash and Exchange stock that you receive for your CNS stock may be higher or lower than the market value of your CNS shares on the date of the merger agreement. Moreover, there has not been an active public market for Exchange's stock. The price at which Exchange stock was valued on the date of the merger agreement was mutually agreed upon by the companies and may not be indicative of the price at which Exchange stock would trade after the merger if an active public market were to develop.

                   FORWARD-LOOKING STATEMENTS

     This proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Exchange and CNS, and their subsidiaries, as well as certain information relating to the merger, including, without limitation:

     - statements that are not historical in nature, including pro forma financial statements,

     - statements relating to the cost savings and accretion to reported earnings estimated to result from the merger,

     - statements relating to revenues of the combined company after the merger,

     - statements relating to the expenses estimated to be incurred in connection with the merger, and

     - statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should,"
          "could," "anticipates," "estimates," "intends" or similar expressions.

     Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

     - expected cost savings from the merger may not be fully realized or realized within the expected time frame,

     - revenues following the merger may be lower than expected,

     - competitive pressures among financial services companies may increase significantly,

     - costs or difficulties related to the integration of the business of Exchange and CNS, as well as Exchange's other acquisitions, may be greater than expected,

     - changes in the interest rate environment may reduce interest margins,

     - general economic conditions, either nationally or in Missouri, may be less favorable than expected,

     - legislative or regulatory changes may adversely affect the business in which Exchange or CNS is engaged,

     - technological changes may be more difficult or expensive than anticipated, and

     -    changes may occur in the securities markets.

     We have described under "Risk Factors" and elsewhere in this document, including the appendices, additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this document could also have this effect. You are cautioned not to put undue reliance on any forward-looking statement, which speak only as of the date they were made. See "Where You Can Find More Information" on page 60.

                   COMPARATIVE PER SHARE DATA

     The following table shows information about our income per common share, dividends per share and book value per share, and similar information reflecting the merger (which we refer to as "pro forma" information). In presenting the comparative pro forma information, we assumed that the merger had occurred at the beginning of the period presented.

     The following unaudited pro forma financial statements are based on certain assumptions and are not indicative of the results which actually would have occurred if the merger had been consummated on the dates indicated or which may be obtained in the future.

     The information in the following table is based on, and should be read together with, the historical financial information that Exchange and CNS have presented in their prior Securities and Exchange Commission filings, including the information attached as Appendix D and E, which are incorporated into this document by reference. See "Where You Can Find More Information" on page 60.

                                     AT DECEMBER 31, 1999
BOOK VALUE PER SHARE:
  Exchange historical                   $ 45.90
  CNS historical                          15.22
  Pro forma combined<F1>                  47.99
  CNS pro forma
    equivalent<F2>                         7.20

                                      FOR THE YEAR ENDED
                                      DECEMBER 31, 1999
CASH DIVIDENDS DECLARED PER
SHARE:
  Exchange historical                  $    1.60
  CNS historical                            0.33
  Pro forma<F3>                             1.60
  CNS pro forma
    equivalent<F2>                          0.24

DILUTED NET INCOME PER SHARE:
  Exchange historical                  $    4.13
  CNS historical                            0.05
  Pro forma combined                        3.00
  CNS pro forma
    equivalent<F2>                          0.45
_____________________________
[FN]
<F1> The pro forma combined book value per share of Exchange common stock is based upon the historical common stockholders' equity for Exchange plus the fair value of the shares of Exchange common stock issued to CNS shareholders in the merger, divided by total pro forma common shares.
<F2> The pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by a factor of 0.15 to reflect the exchange ratio in the merger.
<F3> Pro forma dividends per share represent Exchange's
     historical dividends per share.

               SELECTED FINANCIAL DATA OF EXCHANGE

     The following tables show summarized historical financial data for Exchange. The information in the following tables is based on historical financial information that Exchange has presented in its prior filings with the Securities and Exchange Commission. You should read this summary financial information in connection with Exchange's historical financial information. The audited financial statements of Exchange are included in its most recent annual report to shareholders, which accompanies this document as Appendix D, and in Exchange's filings with the Securities and Exchange Commission. See "Where You Can Find More Information."

                                             AT DECEMBER 31,
                             1999       1998      1997     1996       1995
                                         (DOLLARS IN THOUSANDS)

SELECTED FINANCIAL CONDITION DATA:
Total assets                $494,946  $458,703  $450,692  $284,079   $257,340
Loans receivable, net        321,464   283,805   274,786   171,002    152,160
Mortgage-backed
  securities                   5,493     8,082     9,206     8,233      8,652
Cash, interest-bearing
deposits, investment
  securities, and
  federal funds sold         143,838   147,270   150,509   105,795     98,564
Deposits                     381,020   373,522   360,387   228,024    206,815
Borrowed funds                54,094    34,818    42,761    13,338     10,416
Stockholders' equity          55,948    46,113    43,108    40,681     38,355


                                             AT DECEMBER 31,
                             1999       1998      1997     1996       1995
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SELECTED OPERATING DATA:
Interest income             $ 32,249  $ 32,180  $ 23,435  $20,179    $18,628
Interest expense              16,225    17,197    11,645    9,784      8,649
Net interest income           16,024    14,983    11,790   10,395      9,979
Provision for loan losses        910       702       865      395        265
Net interest income after
  provision for
  loan losses                 15,114    14,281    10,925   10,000      9,714
Non-interest income            2,948     2,704     2,038    1,890      1,749
Amortization expense             748       794       179       43         43
Other non-interest
  expense                     10,779     9,721     7,086    6,142      5,959
Income before income
  taxes                        6,535     6,470     5,698    5,705      5,461
Income taxes                   2,071     2,117     1,842    1,862      1,772
Net income                  $  4,464   $ 4,353  $  3,856  $ 3,843    $ 3,689

PER SHARE DATA<F1>:
Earnings per share          $  4.13    $ 4.04   $  3.58   $ 3.57     $  3.42
Dividends per share            1.60      1.49      1.45     1.27        1.11
Dividend payout ratio         38.80%    36.96%    40.61%   35.52%      32.53%
_____________________________
[FN]
<F1> The per share data has been restated to give effect to the three-for-two stock dividend distributed October 13, 1999 to shareholders of record on October 7, 1999.

                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                1999      1998    1997     1996    1995


SELECTED CONSOLIDATED FINANCIAL
  RATIOS AND OTHER DATA:
Performance Ratios:
Return on average
  assets<F1>                    0.95%     0.96%   1.22%    1.39%   1.42%
Return on stockholders'
  equity<F2>                    9.41      9.73    9.15     9.76   10.06
Stockholders' equity-to-
  assets ratio<F3>             10.07      9.83   13.29    14.28   14.15
Interest rate spread<F4>        3.22      3.05    3.15     3.06    3.19
Net interest margin<F5>         3.85      3.72    4.11     4.12    4.21
Average interest-earning
  assets to average
  interest-bearing
  liabilities                 116.76    116.22  124.58   128.45  129.15
Non-interest expense as a
  percent of average
  total assets                  2.45      2.31    2.29     2.24    2.32

ASSET QUALITY:
Nonaccrual and 90 days or
  more past due loans as a
  percent of total loans,
  net                           0.52      0.28    0.40     0.63    0.54
Nonperforming assets as a
  percent of total loans
  and foreclosed assets         0.55      0.34    0.54     0.70    0.59
Allowance for losses as a
  percent of total loans        1.46      1.53    1.40     1.33    1.41
Allowance for losses as a
  percent of nonperforming
  loans                       281.45    544.81  350.40   211.26  260.02
Net charge-offs to average
  outstanding loans             0.18      0.07    0.29     0.16    0.02
_____________________________
[FN]
<F1> Net income divided by average total assets.
<F2> Net income divided by average stockholders' equity.
<F3> Average stockholders' equity divided by average total
     assets.
<F4> Difference between weighted average yield on interest-
     earning assets and weighted average rate on interest-bearing liabilities.
<F5> Net interest income as a percentage of average interest-
     earning assets.

                 SELECTED FINANCIAL DATA OF CNS

     The following tables show summarized historical financial data for CNS. The information in the following tables is based on the historical financial information that CNS has presented in its prior filings with the Securities and Exchange Commission. You should read this summary financial information in connection with CNS's historical financial information. Financial information for periods before 1996 reflects City National only, as CNS did not commence operations until June 1996. The audited financial statements of CNS are included in its most recent annual report on Form 10-KSB, which accompanies this document as Appendix E, and in CNS's filings with the Securities and Exchange Commission. See "Where You Can Find More Information."


                                         AT DECEMBER 31,
                             1999     1998     1997     1996    1995
                                      (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL
CONDITION DATA:
Total assets               $91,766  $95,401  $97,891  $97,481 $85,390
Loans receivable,
  net<F1>                   64,263   61,700   66,512   60,981  52,611
Mortgage-backed
  securities                 6,768    8,536   10,489   12,010  13,926
Cash, interest-bearing
  deposits, investment
  securities and federal
  funds sold                23,770   28,191   27,101   33,086  29,266
Deposits                    68,907   72,689   72,883   72,880  75,931
Borrowed funds                 794      571      596       --      --
Stockholders' equity        21,586   21,741   23,924   24,199   9,180


                                      YEAR ENDED DECEMBER 31,
                             1999      1998     1997      1996    1995
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SELECTED OPERATING DATA:
Interest income             $6,353    $6,881   $7,057    $6,551  $5,638
Interest expense             3,232     3,610    3,647     3,753   3,617
  Net interest income        3,121     3,271    3,410     2,798   2,021
Provision for loan losses       11        63        5        64     124
Net interest income after
  provision for loan
  losses                     3,110     3,208    3,405     2,734   1,897
Non-interest income           (485)      570      201       389     162
Non-interest expense         2,521     2,329    2,297     2,494   1,776
Income before income tax
  provision                    104     1,449    1,309       629     283
Provision for income taxes      41       587      445       206      93
 Net income                 $   63      $862   $  864    $  423    $190

PER SHARE DATA:
Earnings per share          $ 0.05     $0.58    $0.56       N/A     N/A
Dividends per share           0.33     $0.27     0.22     $0.05     N/A
Dividend payout ratio      660.00%    46.38%   42.08%    17.89%     N/A
_____________________________
[FN]
<F1> Does not include loans held for sale.

                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                               1999    1998     1997     1996    1995

SELECTED CONSOLIDATED
FINANCIAL RATIOS AND
OTHER DATA:

PERFORMANCE RATIOS:
Return on average
  assets<F1>                  0.07%    0.89%    0.88%    0.46%   0.22%
Return on stockholders'
  equity<F2>                  0.29     3.78     3.59     2.53    2.18
Stockholders' equity-to-
  assets ratio<F3>           23.11    23.62    24.63    18.25   10.05
Interest rate spread<F4>      2.53     2.39     2.43     2.19    2.02
Net interest margin<F5>       3.47     3.48     3.58     3.02    2.40
Average interest-earning
  assets to average
  interest-bearing
  liabilities               126.07   128.38   130.15   120.30  108.73
Non-interest expense as a
  percent of average total
  assets                      2.69     2.41     2.35     2.73    2.05

ASSET QUALITY:
Nonaccrual and 90 days or
  more past due loans as a
  percent of total loans,
  net                         0.30     0.25     0.19     0.51    0.17
Nonperforming assets as a
  percent of total assets     0.21     0.16     0.13     0.32    0.29
Allowance for losses as a
  percent of total loans      0.65     0.67     0.58     0.62    0.60
Allowance for losses as a
  percent of nonperforming
  loans                     220.53   262.82   293.94   123.23  362.50
Net charge-offs to
  average outstanding
  loans                       0.00     0.06     ---      ---     ---
_____________________________
[FN]
<F1>  Net income divided by average total assets.
<F2>  Net income divided by average stockholders' equity.
<F3>  Average stockholders' equity divided by average total
      assets.
<F4>  Difference between weighted average yield on interest-
      earning assets and weighted average rate on interest-bearing liabilities.
<F5>  Net interest income as a percentage of average interest-
      earning assets.

            SUMMARY SELECTED PRO FORMA COMBINED DATA

     The following unaudited pro forma condensed combined selected financial statements present unaudited pro forma balance sheet data at December 31, 1999, giving effect to the merger as if the merger had been consummated on that date, and unaudited pro forma operating data for the year ended December 31, 1999, giving effect to the merger as if the merger had been consummated on January 1, 1999. The pro forma information reflects the purchase method of accounting. See "The Merger--Accounting Treatment of the Merger."

     The following unaudited pro forma financial statements are based on certain assumptions and are not indicative of the results which actually would have occurred if the merger had been consummated on the dates indicated or which may be obtained in the future.

     You should read this summary pro forma information in conjunction with the historical financial information that is presented in the documents which accompanies this proxy statement-prospectus as Appendices D and E, and the information under "Pro
Forma Financial Information."

                                       AT OR FOR THE YEAR ENDED
                                           DECEMBER 31, 1999
                                         (DOLLARS IN THOUSANDS)


PRO FORMA COMBINED INCOME
STATEMENT DATA:
Interest income                              $    37,379
Interest expense                                  18,979
Net interest income                               18,400
Provision for loan losses                            921
Net interest income after
provision for loan losses                         17,479
Non-interest income                                2,463
Goodwill amortization expense                        899
Other non-interest expense                        13,300
Income before income taxes                         5,743
Income tax expense                                 1,859
Net income                                   $     3,884

PRO FORMA COMBINED BALANCE SHEET
DATA:
Total assets                                 $   571,159
Loans receivable, net                            385,727
Deposits                                         502,449
Long-term borrowings                               4,620
Total stockholders' equity                        68,710

                       RECENT DEVELOPMENTS

     In addition to the merger described in this document, Exchange completed one acquisition in January 2000 and has one other acquisition that is pending.

     On January 3, 2000, Exchange acquired Mid Central Bancorp and its subsidiary, Osage Valley Bank. Osage Valley Bank remains an indirect, wholly-owned subsidiary of Exchange. The total purchase price for this transaction was approximately $8,565,000, of which approximately $1,000,000 is payable under a 27-month promissory note issued by Exchange to a former shareholder of Mid Central. The balance was paid in cash. As of December 31, 1999, Osage Valley Bank had total assets of $55.1 million, deposits of $49.4 million, and stockholders' equity of $4.1 million. See "Description of Business" in Exchange's most recent annual report to shareholders, which accompanies this document as Appendix D.

     On September 14, 1999, Exchange and Union State Bank entered into an acquisition agreement with the principal shareholders of Calhoun Bancshares, Inc., the owner of Citizens State Bank of Calhoun. The agreement provides for the merger of Calhoun Bancshares with a newly organized acquisition subsidiary of Union State Bank. As a result, Union State Bank would then own all of the stock of Calhoun Bancshares as the surviving corporation in the merger. This would then be followed by a merger of Citizens State Bank into Union State Bank, and the surviving bank in the merger will be called Citizens Union State Bank & Trust. The total purchase price for Calhoun Bancshares is anticipated to be approximately $14,000,000 in cash. Exchange cannot complete the proposed acquisition of Citizens State Bank unless a number of conditions are satisfied. As of December 31, 1999, Citizens State Bank had total assets of $70.2 million, deposits of $61.0 million, and stockholders' equity of $6.1 million. See "Description of Business" in Exchange's most recent annual report to shareholders, which accompanies this document as Appendix D.

     The following unaudited pro forma balance sheet data at December 31, 1999, gives effect to the CNS merger, the January 2000 acquisition of Mid Central and Osage Valley Bank, and the proposed acquisition of Calhoun Bancshares and Citizens State Bank, in each case as if all three transactions had been consummated on that date. The pro forma information reflects the purchase method of accounting, and is based on certain assumptions and is not indicative of the results which actually would have occurred if the three transactions had been consummated on December 31, 1999 or which may be obtained in the future. You should read this pro forma information in conjunction with the historical financial and other information that is presented in the documents which accompanies this proxy statement-prospectus as Appendices D and E, and the information under "Pro Forma Financial Information."


                                                   AT
                                           DECEMBER 31, 1999

                                          (DOLLARS IN THOUSANDS,
                                          EXCEPT PER SHARE DATA)


PRO FORMA COMBINED BALANCE SHEET DATA:
Total assets                                    $ 698,451
Loans receivable, net                             442,665
Deposits                                          560,237
Long-term borrowings                               16,755
Total stockholders' equity                         68,710
Book value per share                               $47.98
Tangible book value per share                      $30.09

              MARKET PRICE AND DIVIDEND INFORMATION

     CNS common stock is listed on the Nasdaq SmallCap Market under the symbol CNSB. There is no established trading market for Exchange common stock and trading in Exchange common stock is limited. The absence of an established market may affect the prices at which Exchange's shares are traded. Exchange intends to apply to have its stock listed on the Nasdaq National Market.

     The following tables lists the high and low bid prices per share for Exchange common stock and the high and low sales prices per share for CNS common stock and the cash dividends declared by Exchange and CNS for the periods indicated. As Exchange common stock was not listed or quoted on an established market, share price information reflects trades known to Exchange's management. Share price information for CNS was provided by Nasdaq.


                                      EXCHANGE COMMON STOCK<F1>
                                   HIGH       LOW      DIVIDENDS<F2>

FISCAL 1998
     First Quarter                $35.00      $33.33      $0.33
     Second Quarter                35.00       35.00       0.33
     Third Quarter                 35.00       35.00       0.33
     Fourth Quarter                35.00       35.00       0.50

FISCAL 1999
     First Quarter                 36.67       35.00       0.33
     Second Quarter                39.33       36.67       0.33
     Third Quarter                 39.33       39.33       0.37
     Fourth Quarter                60.00       39.33       0.57

FISCAL 2000
     First Quarter
                                   60.00       60.00       0.37
_____________________________
[FN]
<F1> The market prices and dividends have been restated to give effect to the three-for-two stock dividend distributed October 13, 1999 to shareholders of record on October 7, 1999.

<F2> Exchange pays a quarterly dividend and, to the extent
     appropriate, an additional special dividend in December.

                                     CNS COMMON STOCK
                              HIGH       LOW      DIVIDENDS<F2>
FISCAL 1998
     First Quarter          $19.00     $17.50      $0.06
     Second Quarter          18.25      17.50       0.06
     Third Quarter           17.625     13.25       0.075
     Fourth Quarter          13.50      11.125      0.075

FISCAL 1999
     First Quarter           13.50      10.50       0.075
     Second Quarter          12.50      10.375      0.075
     Third Quarter           12.25      9.625       0.09
     Fourth Quarter          16.688     11.065      0.09

FISCAL 2000
     First Quarter           15.75      14.875      0.09

     The following table shows the price per share of Exchange common stock and CNS common stock, and the equivalent per share price for CNS common stock giving effect to the merger on (1) October 27, 1999, which is the last business day preceding the public announcement of the proposed merger; and (2) April 27, 2000, which is the last practicable trading day before the mailing of this document. The equivalent per share price of CNS common stock was computed by multiplying the price of Exchange common stock by the exchange ratio of 0.15 and adding $8.80.



                                                              EQUIVALENT PRICE
                       EXCHANGE                 CNS           PER SHARE OF CNS
                   COMMON STOCK<F1>        COMMON STOCK       COMMON STOCK

October 27, 1999       $60.00                $11.6875              $17.80
April 27, 2000         $60.00                $15.50                $17.80
_____________________________
[FN]
<F1> The October 27, 1999 price reflects the per share price at which shares were to be sold in an intrastate offering to Missouri residents, and the April 27, 2000 price reflects the most recent trade price known to Exchange management.

     As of April 25, 2000, there were approximately 385 holders of record of CNS common stock. As of March 15, 2000, there were approximately 680 holders of record of Exchange common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

     Following the merger, the declaration of dividends will be at the discretion of the Exchange board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Exchange, applicable state law and government regulations and other factors deemed relevant by the Exchange board of directors. As described under "Regulation Applicable to the Banks-Payment of Dividends" in Exchange's most recent annual report on Form 10-K, federal and state law limits the ability of Exchange's subsidiaries to pay dividends to Exchange. In addition, Exchange has obtained a credit facility that prohibits Exchange's subsidiaries from paying dividends if the subsidiaries' leverage ratio is reduced below 7% and prohibits Exchange from paying dividends in any quarter that are in excess of net earnings for the immediately preceding quarter. The merger agreement restricts cash dividends payable on CNS common stock pending consummation of the merger. See "The Merger Agreement-Conduct of Business Before the Merger."

                   MEETING OF CNS SHAREHOLDERS

PLACE, DATE AND TIME

     The meeting will be held at CNS's main office at 427 Monroe
Street, Jefferson City, Missouri on Tuesday, June 6, 2000 at
11:00 a.m., local time.

PURPOSE OF THE MEETING

     The purpose of the meeting is to consider and vote on a proposal to approve and adopt the merger agreement under which CNS will merge with ENB Holdings, a wholly-owned subsidiary of Exchange, and to act on any other matters brought before the meeting.

WHO CAN VOTE AT THE MEETING

     You are entitled to vote your CNS common stock if the records of CNS showed that you held your shares as of the close of business on April 25, 2000. As of the close of business on that date, a total of 1,418,286 shares of CNS common stock were outstanding. Each share of common stock has one vote. As provided in CNS's certificate of incorporation, record holders of CNS's common stock who beneficially own, either directly or indirectly, in excess of 10% of CNS's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

ATTENDING THE MEETING

     If you are a beneficial owner of CNS common stock held by a broker, bank or other nominee (commonly referred to as being held in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of CNS common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

VOTE REQUIRED

     The special meeting will be held if a majority of the outstanding shares of CNS common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Under applicable rules, brokers, banks and other nominees may not exercise their voting discretion on the proposal to approve and adopt the merger agreement and, for this reason, may not vote shares held for beneficial owners without specific instructions from the beneficial owners.

     The approval and adoption of the merger agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of CNS common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger agreement.

     As of April 25, 2000, directors and executive officers of CNS, and persons closely associated with them, beneficially owned 151,063 shares of CNS common stock, not including shares that may be acquired upon the exercise of stock options. This equals 10.65% of the outstanding shares of CNS common stock. As of March 15, 2000, Exchange did not own any shares of CNS common stock and Exchange's directors and executive officers as a group owned 11,129 shares of CNS common stock.

     Directors of CNS owning approximately 7.24% of the outstanding shares of CNS as of April 25, 2000 have entered into affiliate letter agreements under which they have agreed to vote the shares of CNS common stock they beneficially own in favor of the merger agreement and against any other proposal of a similar nature not involving Exchange or its subsidiaries, subject to the obligation of CNS directors to comply with their fiduciary duties to shareholders under applicable law. In addition, each of the directors and executive officers of CNS agreed not to sell, pledge or transfer their shares of CNS common stock until after the record date for the special meeting of CNS shareholders. Finally, the affiliate letter agreements contain provisions intended to ensure compliance by those directors and executive officers with the Securities Act.

     The obligation of the directors and the executive officers who are parties to the affiliate letter agreements to vote in favor of the merger agreement does not assure such approval by the holders of at least a majority of the issued and outstanding CNS shares. However, it significantly increases the likelihood that CNS will receive the votes necessary to approve the merger agreement.

VOTING BY PROXY

     This proxy statement-prospectus is being sent to you by the board of directors of CNS for the purpose of requesting that you allow your shares of CNS common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of CNS common stock represented at the meeting by properly executed proxies will be voted in accordance with the instructions indicated on the proxy card. If you sign and return a proxy card without giving voting instructions, your shares will be voted as recommended by CNS's board of directors. The CNS board recommends a vote "FOR" approval of the merger agreement.

     If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting in order to solicit additional proxies. However, no proxy voted against the proposal to approve the merger agreement will be voted in favor of an adjournment or postponement to solicit additional votes in favor of the merger agreement. CNS does not know of any other matters to be presented at the meeting.

     You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the Secretary of CNS in writing before your common stock has been voted at the special meeting, deliver later proxy instructions, or attend the meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

     If your CNS common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that accompanies this proxy statement.

     CNS will pay the cost of this proxy solicitation, but Exchange is responsible for paying the cost of printing this proxy statement-prospectus. In addition to soliciting proxies by mail, directors, officers and employees of CNS may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. CNS will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. CNS has retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of $3,250 plus reimbursable expenses up to $1,500.

PARTICIPANTS IN CITY NATIONAL'S ESOP

     If you participate in the City National Savings Bank, FSB Employee Stock Ownership Plan, the proxy card represents a voting instruction to the trustees of the City National ESOP as to the number of shares in your plan account. Each participant in the City National ESOP may direct the trustees as to the manner in which shares of common stock allocated to the participant's plan account are to be voted. Unallocated shares of common stock held by the City National ESOP and allocated shares for which no voting instructions are received will be voted by the trustees in the same proportion as shares for which the trustees have received voting instructions, subject to the trustees' exercise of their fiduciary obligations.

INDEPENDENT PUBLIC ACCOUNTANTS

     Williams-Keepers LLC has served as CNS's independent auditors since the mid-1970s. A representative of Williams-
Keepers LLC is expected to be present at the special meeting and will have an opportunity to make a statement if he or she desires and will be able to respond to appropriate questions.

               OWNERSHIP OF EXCHANGE COMMON STOCK

     The following table provides information as of March 15, 2000 with respect to persons known to Exchange to be the beneficial owners of more than 5% of Exchange's outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

                             NUMBER OF       PERCENT OF COMMON
                             SHARES          STOCK
NAME AND ADDRESS             OWNED<F1>       OUTSTANDING<F1>

Exchange National Bank of    111,112.00            9.1%
Jefferson City Profit-
Sharing Trust/Exchange
National Bank of Jefferson
City, Trustee<F2><F3>

Donald L. Campbell<F2><F4>   69,609.43             5.7
_____________________________
[FN]
<F1> Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 1,219,025 shares of common stock outstanding.
<F2> The address for both Donald L. Campbell and The Exchange
     National Bank of Jefferson City Profit-Sharing Trust/The Exchange National Bank of Jefferson City, Trustee is 132 East High Street, Jefferson City, Missouri 65101.
<F3> Participants in The Exchange National Bank of Jefferson City
     Profit-Sharing Trust have the right to vote shares which have been allocated to such participants in the Profit-Sharing Trust. Accordingly, the Profit-Sharing Trust/Trustee has investment power but not voting power as to the shares shown as owned by it.
<F4> Includes 51,726 shares owned of record by Campbell Family
     L.P., and 17,883.43 shares held in The Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of Mr. Campbell. Mr. Campbell has sole voting and investment power over 51,726 shares, and Mr. Campbell has the right to vote, but has no investment power, with respect to the 17,883.43 shares held in the Profit-Sharing Trust.

     The following table provides information about the shares of Exchange common stock that may be considered to be owned by each director of Exchange and by all directors and executive officers of Exchange as a group as of March 15, 2000. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

                                                  PERCENT OF
                               NUMBER OF          COMMON STOCK
NAME/TITLE                     SHARES OWNED<F1>   OUTSTANDING<F1>

Donald L. Campbell               69,609.43            5.7%
  President, Chairman of the
  Board and Director<F2>

David T. Turner                   7,348.86            <F*>
  Vice Chairman and
  Director<F3>

James E. Smith                    7,001.00            <F*>
  Vice Chairman and
  Director<F4>

Charles G. Dudenhoeffer, Jr.     16,980.61            1.4
  Senior Vice President and
  Director<F5>

Philip D. Freeman                10,000.00            <F*>
  Director<F6>

David R. Goller                  19,598.00            1.6
  Director<F7>

James R. Loyd                    31,074.00            2.6
  Director<F8>

Kevin L. Riley                    2,310.00            <F*>
  Director<F9>

Gus S. Wetzel, II                20,751.00            1.7
  Director<F10>

All directors and executive     186,145.76           15.3
  officers as a group
  (11 persons)<F11>
_____________________________
[FN]
<F*> Less than one percent.

<F1> Unless otherwise indicated, the persons or entities
     identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 1,219,025 shares of common stock outstanding.
<F2> Includes 51,726 shares owned of record by Campbell Family
     L.P., and 17,883.43 shares held in The Exchange National
     Bank of Jefferson City Profit-Sharing Trust for the benefit of Mr. Campbell. Mr. Campbell has sole voting and investment power over 51,726 shares, and Mr. Campbell has the right to vote, but has no investment power, with respect to the 17,883.43 shares held in the Profit-Sharing Trust.
<F3> Includes 667 shares held jointly by Mr. Turner and his
     spouse and 4,806.86 shares held in The Exchange National
     Bank of Jefferson City Profit-Sharing Trust for his benefit.
     Mr. Turner and his spouse share voting and investment power with respect to 667 shares, and Mr. Turner has the right to vote, but has no investment power, with respect to the 4,806.86 shares held in the Profit-Sharing Trust.
<F4> includes 7,000 shares held jointly by Mr. Smith and his spouse, as to which they share voting and investment power.
<F5> Includes 6,150 shares held jointly by Mr. Dudenhoeffer and his spouse and 10,830.61 shares held in The Exchange
     National Bank of Jefferson City Profit-Sharing Trust for his benefit. Mr. Dudenhoeffer and his spouse share voting and investment power with respect to 6,150 shares, and Mr. Dudenhoeffer has the right to vote, but has no investment power, with respect to the 10,830.61 shares held in the Profit-Sharing Trust.
<F6> These shares are held of record by a revocable living trust, of which Mr. Freeman is a trustee, for the benefit of Mr. Freeman and his wife.
<F7> Includes 9,070 shares held of record by Mr. Goller as
     trustee of the David R. Goller Trust. Also includes 4,580 shares held of record by the Goller, Gardner & Feather, P.C. Profit Sharing Trust, of which Mr. Goller is trustee, and 5,948 shares held of record by two family trusts for which he acts as sole trustee.
<F8> Includes 17,475 shares held by Mr. Loyd's spouse as trustee of a family trust, as to which Mr. Loyd and his spouse share voting and investment power.
<F9> Includes 1,950 shares held jointly by Mr. Riley and his spouse, as to which they share voting and investment power.
<F10> Includes 20,750 shares held by Wetzel Investments, Ltd.
<F11> Includes 34,643.76 shares held in The Exchange National Bank of Jefferson City Profit-Sharing Trust and allocated to participant accounts which the participant has the right to vote but not investment power.

                  OWNERSHIP OF CNS COMMON STOCK

     The following table provides information as of April 1, 2000 with respect to persons known to CNS to be beneficial owners of more than 5% of CNS's outstanding common stock.

                                     NUMBER OF            PERCENT OF COMMON
NAME AND ADDRESS                     SHARES OWNED         STOCK OUTSTANDING

City National Savings Bank, FSB      127,625<F1>                9.0%
Employee Stock Ownership Plan
427 Monroe Street
Jefferson City, Missouri 65101
________________________
[FN]
<F1> Under the terms of the City National ESOP, the trustees will vote unallocated shares and allocated shares for which no voting instructions are received in the same proportion as shares for which the trustees have received voting instructions from participants. The trustees of the City National ESOP are John C. Kolb, Michael A. Dallmeyer and
     Robert E. Chiles.

     The following table provides information about the shares of CNS's common stock that may be considered to be owned by each director of CNS and by all directors and executive officers of CNS as a group as of April 1, 2000. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

                                           NUMBER OF SHARES
                                           THAT MAY BE
                                           ACQUIRED WITHIN
                           NUMBER OF       60 DAYS BY        PERCENT OF
                           SHARES          EXERCISING        COMMON STOCK
NAME/TITLE                 OWNED<F1>       OPTIONS           OUTSTANDING<F2>

Richard E. Caplinger        16,322            3,306             1.4%
  Chairman of the Board

Robert E. Chiles            31,684<F3>       13,200             3.1
  President, Chief
  Executive Officer and
  Director

Michael A. Dallmeyer        11,322            3,306             1.0
  Director

John C. Kolb                11,322<F4>        3,306             1.0
  Director

James F. McHenry            16,322            3,306             1.4
  Director

Ronald D. Roberson          15,661            3,306             1.3
  Director

All directors and          151,063<F3>       41,330            13.2
executive officers as a
group (nine persons)
________________________
[FN]
<F1> The table does not include 39,279 unvested shares of
     restricted stock held by a trust under CNS's 1997 Management Recognition and Development Plan for which the non-employee directors serve as trustees and exercise voting power. Participants in the plan have no voting or investment power for restricted shares awarded under the plan until such shares vest in accordance with plan provisions. After vesting, the participant has sole investment and voting power.

<F2> Based on 1,418,286 shares of CNS common stock outstanding and entitled to vote as of April 1, 2000, plus the number of shares that may be acquired within 60 days by each individual (or group of individuals) by exercising options.
<F3> Shares allocated under City National's employee stock
     ownership plan as of December 31, 1999, over which the individual has shared voting power but not investment power are included as follows: Mr. Chiles, 10,072 shares and all directors and executive officers as a group, 24,066 shares.
<F4> Includes 5,000 shares held by Mr. Kolb's spouse and 5,000 shares held by Mr. Kolb's daughters.

                           THE MERGER

     The following discussion of the merger is qualified by reference to the merger agreement, which is attached to this proxy statement-prospectus as Appendix A. You should read the entire merger agreement carefully. It is the legal document that governs the merger.

THE PARTIES TO THE MERGER

     EXCHANGE NATIONAL BANCSHARES, INC.

     EXCHANGE NATIONAL BANCSHARES, INC. Exchange is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Exchange was incorporated under the laws of the State of Missouri on October 23, 1992, and on April 7, 1993 it acquired all of the issued and outstanding capital stock of The Exchange National Bank of Jefferson City pursuant to a corporate reorganization involving an exchange of shares. On November 3, 1997, Exchange acquired Union State Bancshares, Inc., and Union's wholly-owned subsidiary, Union State Bank and Trust of Clinton. On January 3, 2000, Exchange also acquired Mid Central Bancorp, Inc., and Mid Central's wholly-owned subsidiary, Osage Valley Bank. See "Recent Developments" on page 14.

     Exchange is headquartered in Jefferson City, Missouri. As a bank holding company, Exchange is subject to regulation by the Board of Governors of the Federal Reserve System. Exchange's activities currently are limited to ownership, directly or indirectly through subsidiaries, of the outstanding capital stock of Exchange National Bank, Union State Bank and Osage Valley Bank. Exchange's principal assets are the shares of common stock of its subsidiaries, and the dividends paid by its subsidiaries are Exchange's principal sources of income.

     THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY. Exchange National Bank, located in Jefferson City, Missouri, was founded in 1865. Exchange National Bank is the oldest bank in Cole County, and became a national bank in 1927. Currently, Exchange National Bank operates four banking offices in central Missouri. Exchange National Bank is a full service bank conducting a general banking and trust business, offering its customers checking and savings accounts, electronic cash management services, debit cards, certificates of deposit, trust services, safety deposit boxes and a wide range of lending services, including credit card accounts, commercial and industrial loans, single payment personal loans, installment loans and commercial and residential real estate loans. To broaden its product offering and in response to customer demand, Exchange National Bank began providing brokerage services to its customers in 1998. Exchange National Bank's deposit accounts are insured by the FDIC to the extent provided by law, and it is a member of the Federal Reserve System. The operations of Exchange National Bank are supervised and regulated by the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System and the FDIC. A periodic examination of Exchange National Bank is conducted by representatives of the OCC. Such regulations, supervision and examinations are principally for the benefit of depositors, rather than for the benefit of the holders of Exchange National Bank's common stock.

     ENB HOLDINGS, INC. ENB Holdings is a wholly owned subsidiary of Exchange that was formed by Exchange solely for the purpose of effecting the merger with CNS.

     For financial statements of Exchange and a discussion of Exchange's recent results of operations, see Exchange's most recent annual report to shareholders, which accompanies this document as Appendix D.

     CNS BANCORP, INC.

     CNS BANCORP, INC. CNS became the holding company for City National in 1996 in connection with City National's conversion from the mutual to the stock form of organization. As a savings and loan holding company, CNS is subject to regulation by the Office of Thrift Supervision (the "OTS"). CNS owns all of the issued and outstanding shares of common stock of City National, and its business consists primarily of the ownership, supervision and control of City National.

     CITY NATIONAL SAVINGS BANK, FSB. City National, which was founded in 1921, is a federally chartered savings bank headquartered in Jefferson City, Missouri. City National is a community oriented financial institution that engages primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans within City National's market area.
To a lesser extent, City National's lending activities include the origination and purchase of multi-family, commercial real estate, construction, land, commercial and consumer and other loans.

     For financial statements of CNS and a discussion of CNS's recent results of operations, see CNS's most recent annual report on Form 10-KSB, which accompanies this document as Appendix E.

FORM OF THE MERGER; CONVERSION OF CNS COMMON STOCK

     The boards of directors of CNS and Exchange each have unanimously approved a merger agreement that provides for the combination of Exchange and CNS. The combination will be accomplished through the merger of CNS into ENB Holdings. ENB Holdings will survive the merger as a wholly-owned subsidiary of Exchange. Upon completion of the merger, each share of CNS common stock will be converted into the right to receive 0.15 of a share of Exchange common stock plus $8.80 in cash. If Exchange distributes a two-for-one stock dividend immediately following its annual meeting of shareholders on May 10, 2000, as Exchange has advised it intends to do if its shareholders provide the necessary authorization, the Exchange stock that you would receive in the merger will be increased to 0.30 of a share for each share of CNS stock. If the net worth of CNS, after certain adjustments, falls below $20.95 million as of the end of the month prior to the closing date, the cash portion of the merger consideration will be reduced by the amount of the deficiency. Although there is no established market for Exchange common stock, Exchange intends to apply to have its stock listed on the Nasdaq National Market promptly following payment of its planned stock dividend, if not sooner.

     Immediately after the merger, City National will merge into Exchange National Bank. The surviving bank will be Exchange
National Bank and the combined bank will operate under the name
"The Exchange National Bank of Jefferson City."

PROCEDURES FOR EXCHANGING YOUR CNS STOCK CERTIFICATES

     Within five days after the completion of the merger, Exchange's transfer agent, Exchange National Bank, will mail to each CNS shareholder a form of transmittal letter with instructions on how to surrender certificates representing shares of CNS common stock.

     PLEASE DO NOT SEND IN YOUR CNS STOCK CERTIFICATES UNTIL YOU
RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM EXCHANGE
NATIONAL BANK. DO NOT RETURN YOUR STOCK CERTIFICATES WITH THE
ENCLOSED PROXY.

     After you mail the letter of transmittal and your CNS stock certificates to Exchange National Bank, a stock certificate representing the number of whole shares of Exchange common stock that you are entitled to receive and a check in the amount of cash that you are entitled to receive will be mailed to you. The CNS certificates you surrender will be canceled.

     Until you surrender your CNS stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to Exchange common stock into which your shares have been converted. When you surrender your CNS stock certificates, Exchange will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of CNS common stock. CNS stock certificates presented for transfer after the completion of the merger will be canceled and exchanged pursuant to the merger agreement.

     If your CNS stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Exchange National Bank will send you instructions on how to provide evidence of ownership.

TREATMENT OF CNS STOCK OPTIONS

     Each stock option to acquire CNS common stock granted under the CNS Bancorp, Inc. 1997 Stock Option Plan that is outstanding and unexercised immediately before the completion of the merger will be canceled and converted into the right to receive an amount of cash equal to the value of the per share merger consideration minus the exercise price for each option. See "The Merger Agreement-Terms of the Merger." In the event that the exercise price of an option to acquire CNS common stock is greater than the aggregate of the cash consideration and the stock consideration, then such option shall be canceled without any payment being made in exchange for such option. The CNS stock option plan will be terminated upon completion of the merger.

TAX CONSEQUENCES FOR CNS SHAREHOLDERS

     The following is a discussion of the material federal income tax consequences of the merger to holders of CNS common stock. The discussion is based upon the Internal Revenue Code, Treasury regulations, IRS rulings, and judicial and administrative decisions in effect as of the date of this proxy statement-prospectus. This discussion assumes that the CNS common stock is generally held as capital assets. In addition, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or to CNS shareholders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinion of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering its opinion, counsel will require and rely upon representations contained in certificates of officers of Exchange, CNS and others.

     It is a condition to the obligation of Exchange and CNS to complete the merger that the parties receive an opinion of Stinson, Mag & Fizzell, P.C., dated as of the completion of the merger, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If either CNS or Exchange waives the requirement of receiving a tax opinion and there is a material change in tax consequences to CNS shareholders, you will be notified and given the opportunity to confirm or change your vote. Because the merger is expected to be treated as a reorganization:

     - neither Exchange nor CNS will recognize any gain or loss as a result of the merger;

     - CNS shareholders who exchange all of their shares of CNS common stock pursuant to the merger will recognize no gain or loss as to shares of Exchange common stock received in the exchange, but such shareholders may recognize income or gain as to cash received in the exchange and income or gain or loss as to cash received instead of fractional shares;

     - the aggregate tax basis of the shares of Exchange common stock received by CNS shareholders will equal the aggregate tax basis of the shares of CNS common stock surrendered in exchange for that Exchange common stock, reduced by the amount of any cash received in the exchange and any basis allocable to a fractional share interest for which cash is received and increased by any income or gain recognized on the exchange;

     - the holding period of a share of Exchange common stock received in the merger will include the holder's holding period in the CNS common stock surrendered in exchange for that Exchange common stock.

     If an exchanging CNS shareholder, directly or indirectly through attribution, owns a significant enough interest in Exchange after the merger, any income recognized on the cash receipt could be treated as ordinary income and not capital gain.

     The tax opinion to be delivered to us in connection with the merger is not binding on the Internal Revenue Service or the courts, and we do not intend to request a ruling from the Internal Revenue Service with respect to the merger.

     The tax consequences of the merger to you may vary depending upon your particular circumstances. Therefore, you should consult your tax advisor to determine the particular tax consequences of the merger to you, including those relating to state and/or local taxes.

BACKGROUND OF THE MERGER

     Following City National's mutual-to-stock conversion in 1996, several regional institutions informally contacted CNS regarding a potential business combination, including Exchange. CNS did not pursue these early contacts as OTS regulations prohibited the acquisition of CNS during the first year following conversion and the CNS board of directors believed that CNS required some time to deploy the capital raised in the conversion. In March 1998, CNS engaged RP Financial to evaluate its strategic options, including the prospects for a business combination. The business combination analyses included strategic mergers pursuant to a sale of control, a merger of equals, and acquisitions of other banks and thrifts. On May 7, 1998, RP Financial met with the CNS board to discuss alternative strategies both as an independent institution and pursuant to various illustrative business combinations. Following this meeting, CNS engaged RP Financial to assist the CNS board in evaluating potential business combinations with several regional bank holding companies. In this regard, RP Financial initiated contact with several regional bank holding companies to ascertain their interest in an acquisition of CNS. During this same period, CNS engaged in discussions with a smaller regionally-based bank regarding the possible acquisition of that bank by CNS. None of these discussions led to serious interest in a business combination with CNS.

     In the spring of 1999, two regional financial institutions contacted CNS regarding the possibility of a business combination. CNS entered into a confidentiality agreement with one financial institution for the purpose of discussing the terms of a sale of control, but no due diligence or deal terms followed as the prospective acquirer became distracted with other matters. Another regional institution submitted a letter to CNS outlining the terms of a cash acquisition of CNS. The proposal reflected a wide range of discounts to CNS's book value per share and was subject to a due diligence review. On June 22, 1999, the board met with its legal counsel and RP Financial to discuss the preliminary merger proposal and to continue discussions of CNS's strategic outlook, opportunities and options. RP Financial provided the board with an in-depth review of CNS's financial, operational and stock performance and discussed with the board various expansion strategies available to CNS, including the possible purchase of certain branches then being offered for sale, combined with the sale of certain of City National's existing branches. RP Financial also discussed the impact of various capital management strategies, such as increased dividends and additional stock repurchases, including a repurchase through a Dutch auction, self-tender offer. At the conclusion of that meeting, the board authorized management to continue to work with RP Financial to evaluate the various strategies discussed. In light of the potential returns to shareholders as an independent institution relative to CNS's potential value pursuant to a sale of control, the board also authorized RP Financial to contact the interested institution for the purpose of obtaining more detail on the merger proposal and to consider whether other institutions should be contacted regarding a possible business combination with CNS.

     At the request of the CNS board, RP Financial subsequently prepared an ability-to-pay analysis to assist the board in evaluating which regional institutions could pay the highest price to CNS shareholders, what form of consideration those institutions could use and which institutions had the greatest strategic interest in acquiring CNS. This ability-to-pay analysis covered several institutions, including Exchange.

     At a meeting on July 20, 1999, Mr. Chiles informed the board that the institution that had submitted the preliminary merger proposal was no longer interested in pursuing discussions. At that meeting, the board authorized RP Financial to contact selected parties to determine their interest level in a business combination with CNS and to share information with potentially interested parties, including non-public information, about CNS.

     Over the next few weeks, RP Financial engaged in discussions with five institutions and one investor group regarding the prospects for a merger transaction with CNS. This group included Exchange, but excluded the institution that had previously submitted the merger proposal, as this institution withdrew its proposal after learning that CNS considered the terms, particularly the price, to be unacceptable. Four of the six parties requested and reviewed information regarding CNS. The two other parties, both of whom had previously expressed a preliminary interest in a business combination with CNS, declined to participate. Following this process, all four of the parties that had requested information about CNS expressed an interest in acquiring CNS. Three parties expressed an interest in an all cash transaction, while Exchange's position was that it would consider either an all cash transaction or a combination of cash and stock. Following review of these initial expressions of interest, RP Financial informed the interested parties that CNS required a higher price level before the board would consider an acquisition transaction. As a result, two of the parties, including Exchange, increased their price indications, subject to due diligence. The board believed that the indication of interest expressed by Exchange represented the greatest potential value for CNS shareholders. Accordingly, during the end of September and beginning of October, RP Financial had further discussions with representatives of Exchange to refine the terms of the proposal.

     On October 4, 1999, the CNS board met to discuss the indications of interest that had been received. Following this review, the board determined that the indication of interest received from Exchange was clearly the most attractive in terms of amount, certainty and transaction risk. The board determined that pursuing a transaction with Exchange would be in the best interests of CNS shareholders in light of CNS's prospects as an independent company and authorized Mr. Chiles to continue discussions with Exchange with a view towards presenting the board with a definitive merger agreement for its consideration.

     In early October, representatives of Exchange and CNS each conducted a due diligence review with respect to the other. Shortly thereafter, representatives of CNS and Exchange began negotiating the terms of the merger agreement. The members of the CNS board were each provided a copy of the initial draft of the merger agreement and the progress of the negotiations were reported to the members of the CNS board by Mr. Chiles throughout this period.

     A revised draft of the merger agreement was provided to the CNS board on October 26, 1999. On October 27, the CNS board met with legal counsel to review the contents of the merger agreement. Legal counsel also reviewed with the board the course of negotiations and the results of due diligence and presented a summary of the board's fiduciary duties in the context of a merger involving CNS. RP Financial presented its analysis and delivered its opinion that the merger consideration was fair, from a financial point of view, to the shareholders of CNS. The CNS board then discussed the terms of the merger agreement and the presentation by RP Financial. After conclusion of the review and discussion, a vote was taken and the CNS board unanimously approved the merger agreement and authorized Mr. Robert E. Chiles to execute the merger agreement and related documents on behalf of CNS.

RECOMMENDATION OF THE CNS BOARD; CNS'S REASONS FOR THE MERGER

     CNS's board of directors has unanimously approved the merger agreement and recommends that CNS shareholders vote "FOR" the approval of the merger agreement.

     CNS's board has determined that the merger and the merger agreement are advisable and are fair to, and in the best interests of, CNS and its shareholders. In reaching this determination, the CNS board consulted with legal counsel as to its legal duties and the terms of the merger agreement and with its financial advisor with respect to the financial aspects and fairness of the transaction. In arriving at its determination, the CNS board also considered a number of factors including, but not limited to, the following, which include all material factors considered by the CNS board:

     - information concerning the businesses, earnings, operations, financial condition and prospects of CNS and Exchange, both individually and as combined;

     - the financial advice rendered by RP Financial, as financial advisor to CNS, that the merger consideration is fair, from a financial standpoint, to CNS shareholders (see "-Opinion of Financial Advisor of
          CNS");

     - the terms of the merger agreement and the structure of the merger, including the fact that the CNS shareholders' receipt of Exchange common stock generally will be tax-free for U.S. federal income tax purposes;

     - the effect of the merger on the employees and customers of CNS;

     - the results of the contacts and discussions between CNS and its financial advisor and various third parties and the belief of the CNS board that the merger with Exchange offered the best transaction available to CNS and its shareholders;

     -    the historical trading prices for CNS common stock;

     - Exchange's commitment in the merger agreement to list its stock on the Nasdaq Stock Market;

     - the current and prospective economic, competitive and regulatory environment facing CNS, Exchange and the financial services industry;

     - possible issues regarding management succession in the event of the retirement of CNS's Chief Executive
          Officer;

     - the results of the due diligence investigation of Exchange, including the impact on Exchange of its other two pending acquisitions, an assessment of Exchange's ability to pay the aggregate merger consideration and the likelihood of the merger being approved by regulatory authorities; and

     - CNS's strategic alternatives to the merger, including the continued operation of City National as an independent financial institution.

     In reaching its determination to approve and recommend the merger, the CNS board did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighed factors differently.

OPINION OF FINANCIAL ADVISOR TO CNS

     The CNS board retained RP Financial to provide financial advisory and investment banking services to CNS. These services included ascertaining the interest in an acquisition of CNS by regional financial institutions, including those that previously expressed interest in acquiring CNS, negotiating financial terms with prospective acquirers, and rendering an opinion with respect to the fairness of the merger consideration from the financial point of view of the CNS shareholders in the event CNS entered into an agreement to be acquired. In requesting RP Financial's advice and opinion, the CNS board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial might wish to conduct to enable it to give its opinion. RP Financial has delivered to CNS its written opinion dated October 27, 1999, and its updated opinion as of the date of this proxy statement-prospectus, to the effect that the merger consideration is fair to the CNS shareholders from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by CNS shareholders and does not constitute a recommendation to any CNS shareholder to vote in favor of approval of the merger agreement. A copy of the RP Financial opinion is set forth as Appendix B to this proxy statement-prospectus, and CNS shareholders should read it in its entirety. RP Financial has consented to the inclusion and description of its written opinion in this proxy statement-prospectus.

     CNS selected RP Financial to act as its financial advisor because of RP Financial's expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions. Pursuant to a letter agreement dated June 28, 1999 and executed by CNS on July 6, 1999, RP Financial estimates that it will receive from CNS total professional fees of approximately $105,500, of which $10,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the merger. In addition, CNS has agreed to indemnify and hold harmless RP Financial against specified liabilities relating to RP Financial's services.

     In rendering its fairness opinion, RP Financial reviewed the following material:

     -    the merger agreement, including exhibits;

     - financial and other information for CNS, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operation, including:

          - audited and unaudited financial statements for the fiscal years ended December 31, 1996 through 1998,

          - shareholder, regulatory and internal financial and other reports through September 30, 1999,

          -    CNS's initial public offering prospectus, dated
               May 8, 1996,

          - the proxy statements for CNS's last three annual meetings, and

          - CNS's management and board comments regarding past and current business, operations, financial condition, and future prospects; and

     - audited and unaudited financial and other information for Exchange including:

          - audited financial statements for the fiscal years ended December 31, 1996 through 1998,

          - shareholder, regulatory and internal financial and/or other reports through June 30, 1999,

          - the proxy statement for Exchange's last three annual meetings,

          - due diligence reports, audited and unaudited financial information, merger agreements and pro forma merger analyses pertaining to Exchange's acquisitions of Calhoun Bancshares,
               Inc., holding company for Citizens State Bank of Calhoun, Missouri, and Mid Central Bancorp, Inc., holding company for Osage Valley Bank of Warsaw, Missouri, and

          - Exchange's management comments regarding past and current business, operations, financial condition, and future prospects.

     RP Financial reviewed financial, operational, market area and stock price and trading characteristics for CNS and Exchange (on a historical and pro forma basis) relative to publicly-traded savings institutions and commercial banking institutions, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for CNS and Exchange and the public perceptions of the savings institutions and commercial banking industries.

     RP Financial also considered:

     - the financial terms, financial and operational condition and market area of other recently completed acquisitions of comparable savings institutions operating both regionally and nationally;

     - discounted cash flow analyses incorporating future prospects;

     - expressions of interest by third parties seeking a business combination with CNS;

     - the pro forma impact on Exchange of the acquisition of CNS, which is expected to be accounted for as a purchase; and

     -    the market for Exchange's common stock.

     In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning CNS and Exchange furnished by each institution to RP Financial for review, as well as publicly available information regarding other financial institutions, and economic and demographic data. CNS and Exchange did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of CNS or Exchange. RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the merger agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed on Exchange that would have a material adverse effect on the ability of the merger to be consummated.

     RP Financial's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of October 27, 1999 and the date of this proxy statement-prospectus. Events occurring after the date of this proxy statement-prospectus could materially affect the assumptions used in preparing the opinion.

     In connection with rendering its opinion, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial, and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial's opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of CNS and Exchange, as well as RP Financial's experience in securities valuation, its knowledge of financial institutions, and its experience in similar transactions. With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to CNS and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial's analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other. Additionally, RP Financial considered other expressions of interest from regional financial institutions with the perceived ability to consummate an acquisition of CNS, including the amount, form and value of the potential consideration.

     COMPARABLE TRANSACTIONS ANALYSIS. RP Financial compared the merger on the basis of multiples or ratios of reported earnings, reported and tangible book value, assets and tangible book premium to core deposits of CNS implied by the merger consideration to be paid to the CNS shareholders with the same multiples or ratios in pending acquisitions and acquisitions completed since 1997 to date of: (a) all publicly traded savings and loan associations, savings banks, and savings and loan holding companies located in the Midwest (49 institutions); and
(b) all savings and loan associations, savings banks, and savings and loan holding companies with assets under $500 million and equity/assets ratios over 15% (35 institutions). In comparison to these groups, CNS was generally smaller, more highly capitalized and more profitable, but it maintained a comparable to lower return on equity. The median acquisition pricing multiples or ratios of the these two groups and the acquisition pricing multiples or ratios for the acquisition of CNS, assuming that the value of the merger consideration is $17.80, are presented in the following table:

                                         FINANCIALLY   ACQUISITION
                            ALL MIDWEST  COMPARABLE    OF CNS<F1>

Price/earnings                22.46x       29.02x        37.78x
Price/book                   174.42%      126.91%       116.92%
Price/tangible book          176.64%      126.91%       116.92%
Price/assets                  19.22%       27.42%        27.18%
Tangible book premium/core
  deposits                    11.42%       10.38%         5.71%
________________________
[FN]
<F1> Based on financial information as of or for the 12 months ended September 30, 1999.

     DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analyses, RP Financial estimated the present value of future dividends and the terminal value based on alternative capital management and operating strategies over a five-year period. Alternative strategies analyzed included a base case scenario, a stock repurchase scenario, an increased regular dividend scenario, a large special dividend scenario, an earnings improvement scenario and an aggressive growth scenario. The terminal value multipliers incorporated in RP Financial's analysis were derived from the comparable transaction analysis discussed above pertaining to financially comparable transactions, specifically, the price/tangible book ratio and price/earnings multiple. The dividend streams and terminal values were then discounted to present value based on a discount rate derived from the earnings capitalization rate of publicly traded thrifts, the Treasury yield curve (i.e., the risk-free rate) and perceived investment risks in CNS common stock. The merger consideration exceeds the upper end of the range of the sum of the present values of the future dividends and terminal values derived from the individual strategic scenarios. For example, the present values derived from the individual strategic scenarios ranged from roughly $12.20 to $16.05 per share.

     PRO FORMA IMPACT ANALYSIS. RP Financial's analysis considered the financial condition and operations of Exchange on a stand-alone basis at September 30, 1999, versus the pro forma impact resulting from the merger. RP Financial considered that the merger is estimated to be accretive to Exchange's pro forma earnings per share and cash earnings per share before incorporating anticipated merger adjustments and synergies and leveraging Exchange's tangible capital. RP Financial considered the impact of the merger on Exchange's key financial characteristics, per share data and resulting pricing ratios, as well as Exchange's longer term strategic objectives. RP Financial evaluated the estimated financial impact of the merger on the potential for increased liquidity of Exchange common stock, the enhanced ability to pursue growth and expanded market share.

     As described above, RP Financial's opinion and presentation to the CNS board was one of many factors taken into consideration by the CNS board in making its determination to approve the Agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the CNS board on October 27, 1999, and updated as of the date of this proxy statement-prospectus, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix B, which you should read in its entirety.

YOU HAVE APPRAISAL RIGHTS IN THE MERGER

     Under Delaware law, if you do not wish to accept the merger consideration provided for in the merger agreement you have the right to dissent from the merger and to receive payment in cash for the fair value of your CNS common stock. CNS SHAREHOLDERS ELECTING TO EXERCISE DISSENTERS' RIGHTS MUST COMPLY WITH THE PROVISIONS OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW IN ORDER TO PERFECT THEIR RIGHTS. CNS WILL REQUIRE STRICT COMPLIANCE WITH THE STATUTORY PROCEDURES. A copy of Section 262 is attached as Appendix C.

     The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder's dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to
Section 262 of the Delaware General Corporation Law, the full text of which appears in Appendix C of this proxy statement-prospectus.

     Section 262 requires that shareholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters' appraisal rights will be available. A copy of
Section 262 must be included with such notice. This proxy statement-prospectus constitutes CNS's notice to its shareholders of the availability of dissenters' rights in connection with the merger in compliance with the requirements of Section 262. If you wish to consider exercising your dissenters' rights you should carefully review the text of Section 262 contained in Appendix C because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your dissenters' rights under Delaware law.

     If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

     1. You must deliver to CNS a written demand for appraisal of your shares before the vote with respect to the merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or against the merger. Voting against or failing to vote for the merger by itself does not constitute a demand for appraisal within the meaning of Section 262.

     2. You must not vote in favor of the merger. An abstention or failure to vote will satisfy this requirement, but a vote in favor of the merger, by proxy or in person, will constitute a waiver of your dissenters' rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

     If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive the merger consideration for your shares of CNS common stock as provided for in the merger agreement, but you will have no dissenters' rights with respect to your shares of CNS common stock.

     All demands for appraisal should be addressed to the Corporate Secretary, CNS Bancorp, Inc., 427 Monroe Street, Jefferson City, Missouri 65101, before the vote on the merger is taken at the special meeting and should be executed by, or on behalf of, the record holder of the shares of CNS common stock. The demand must reasonably inform CNS of the identity of the shareholder and the intention of the shareholder to demand appraisal of his or her shares.

     TO BE EFFECTIVE, A DEMAND FOR APPRAISAL BY A HOLDER OF CNS COMMON STOCK MUST BE MADE BY OR IN THE NAME OF SUCH REGISTERED SHAREHOLDER, FULLY AND CORRECTLY, AS THE SHAREHOLDER'S NAME APPEARS ON HIS OR HER STOCK CERTIFICATE(S) AND CANNOT BE MADE BY THE BENEFICIAL OWNER IF HE OR SHE DOES NOT ALSO HOLD THE SHARES OF RECORD. THE BENEFICIAL HOLDER MUST, IN SUCH CASES, HAVE THE REGISTERED OWNER SUBMIT THE REQUIRED DEMAND IN RESPECT OF SUCH SHARES.

     If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

     If you hold your shares of CNS common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

     Within 10 days after the effective date of the merger, Exchange must give written notice that the merger has become effective to each CNS shareholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after the effective date, either Exchange or any shareholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all shareholders entitled to appraisal. Exchange does not presently intend to file such a petition in the event there are dissenting shareholders and has no obligation to do so. Accordingly, the failure of a shareholder to file such a petition within the period specified could nullify such shareholder's previously written demand for appraisal.

     At any time within 60 days after the effective date of the merger, any shareholder who has demanded an appraisal has the right to withdraw the demand and to accept the merger consideration specified by the merger agreement for his or her shares of CNS common stock. If a petition for appraisal is duly filed by a shareholder and a copy of the petition is delivered to Exchange, Exchange will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all shareholders who have demanded an appraisal of their shares. After notice to dissenting shareholders, the Chancery Court is empowered to conduct a hearing upon the petition to determine those shareholders who have complied with
Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the shareholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such shareholder.

     After determination of the shareholders entitled to appraisal of their shares of CNS common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding if the Chancery Court so determines, to the shareholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

     In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive pursuant to the merger agreement.

     Costs of the appraisal proceeding may be imposed upon Exchange and the shareholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a shareholder, the Chancery Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any shareholder who had demanded appraisal rights will not, after the effective date, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective date); however, if no petition for appraisal is filed within 120 days after the effective date, or if such shareholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after the effective date, then the right of such shareholder to appraisal will cease and such shareholder will be entitled to receive the merger consideration for shares of his or her CNS common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving corporation and must, to be effective, be made within 120 days after the effective date.

     In view of the complexity of Section 262, CNS shareholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

INTERESTS OF CNS'S DIRECTORS AND OFFICERS IN THE MERGER
THAT DIFFER FROM YOUR INTERESTS

     Some members of CNS' s management and board of directors may have interests in the merger that are in addition to, or different from, the interests of CNS shareholders. The CNS board was aware of these interests and considered them in approving the merger agreement.

     EXISTING EMPLOYMENT AGREEMENT WITH ROBERT E. CHILES. CNS and City National are parties to an employment agreement with its president and chief executive officer, Robert E. Chiles, which provides Mr. Chiles with a severance payment and continuation of his employee benefits if he is terminated following a "change in control" of CNS or City National, as defined in the agreement. The merger with Exchange will constitute a change in control of CNS and City National and, as a result of Mr. Chiles' termination of employment after completion of the merger, he will be entitled to a severance payment in the amount of approximately $315,070.

     ROBERT E. CHILES TO BECOME VICE CHAIRMAN OF EXCHANGE
NATIONAL BANK. Upon consummation of the merger, Mr. Chiles and Exchange National Bank will execute a consulting agreement whereby Mr. Chiles will serve as vice chairman of Exchange National Bank. In this position, Mr. Chiles will advise Exchange National Bank with respect to deposit and lending activities in CNS's market area, as well as maintain and develop customer relationships. The agreement will have a three-year term and will provide for Mr. Chiles to be compensated for his services as a consultant at the rate of $40,000 per year.

     VESTING OF RESTRICTED STOCK. Directors, officers and employees of CNS received grants of restricted stock under the CNS Bancorp, Inc. 1997 Management Recognition and Development Plan, with vesting of the shares to occur over a period of five years. Under the terms of the Plan, all unvested restricted shares of CNS common stock will become vested upon a change in control of CNS. The merger will constitute a change in control of CNS. The directors and executive officers of CNS currently hold a total of 32,526 shares of unvested restricted stock, which will be converted into the right to receive the same merger consideration as all other shares of CNS common stock. The following table reflects the number of shares of unvested restricted stock held by each director and the value of the merger consideration that each will receive in exchange for their shares, assuming a merger consideration value of $17.80.


                                                         TOTAL MERGER
                                  NUMBER OF            CONSIDERATION VALUE
                                UNVESTED SHARES        FOR UNVESTED SHARES
  NAME AND TITLE              OF RESTRICTED STOCK      OF RESTRICTED STOCK


Richard E. Caplinger               1,983                   $  35,297
  Chairman of the Board

Robert E. Chiles                   9,918                     176,540
  President, Chief
  Executive
  Officer and Director

Michael A. Dallmeyer               1,983                      35,297
  Director

John C. Kolb                       1,983                      35,297
  Director

James F. McHenry                   1,983                      35,297
  Director

Ronald D. Roberson                 1,983                      35,297
  Director

     CNS STOCK OPTIONS. Upon completion of the merger, each outstanding option to purchase CNS common stock granted under the CNS Bancorp, Inc. 1997 Stock Option Plan will be canceled and converted into the right to receive an amount of cash equal to the value of the per share merger consideration minus the exercise price for each option. See "The Merger Agreement-Terms of the Merger." As of March 31, 2000, the directors and executive officers of CNS held options to purchase a total of 103,325 shares of CNS common stock. The following table shows the number of options, the exercise price of the options and the amounts payable to each director and executive officer upon cancellation of their stock options, assuming the per share merger consideration value equals $17.80.

                             NUMBER OF
                             SECURITIES                    NET
                             UNDERLYING       EXERCISE     PROCEEDS
                             UNEXERCISED      PRICE        THROUGH
NAME AND TITLE               OPTIONS          PER SHARE    CONVERSION

Richard E. Caplinger           8,265          $  15.625    $  17,976
  Chairman of the Board

Robert E. Chiles              33,000             15.625       71,775
  President, Chief
  Executive Officer and
  Director

Michael A. Dallmeyer           8,265              15.625      17,976
  Director

John C. Kolb                   8,265              15.625      17,976
  Director

James F. McHenry               8,265              15.625      17,976
  Director

Ronald D. Roberson             8,265              15.625      17,976
  Director

     PROTECTION OF CNS DIRECTORS AND OFFICERS AGAINST CLAIMS. Exchange has agreed to indemnify and hold harmless each present and former director and officer of CNS for a period of six years from liability and expenses arising out of matters existing or occurring at or prior to the consummation of the merger to the fullest extent allowed under Delaware law as in effect at the time of closing. This indemnification extends to liability arising out of the transactions contemplated by the merger agreement. Exchange has agreed to advance any costs to each of these persons as they are incurred. Exchange also has agreed that it will maintain a policy of directors' and officers' liability insurance coverage for the benefit of CNS's directors and officers for three years following consummation of the merger.

REGULATORY APPROVALS NEEDED TO COMPLETE THE MERGER

     Completion of the merger and the bank merger are subject to prior regulatory approval. The merger of CNS with Exchange is subject to the approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. Exchange filed a request for a waiver of this application requirement on February 25, 2000, and on March 9, 2000 the requested waiver was obtained. The bank merger is subject to the prior approval of the OCC under the Bank Merger Act. In reviewing applications under the Bank Merger Act, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the OCC may not approve a transaction if it will result in a monopoly or otherwise be anticompetitive. Exchange National Bank filed its application with the OCC on December 20, 1999, and on February 11, 2000 the OCC gave its approval. Finally, in order to obtain the funds needed to pay the cash portion of the merger consideration to CNS shareholders, Exchange anticipates that it will use the funds obtained from a cash dividend of approximately $12,740,000 that Exchange National Bank has advised it intends to declare and pay. Prior approval from the OCC must be obtained for the payment of this dividend. On January 14, 2000, Exchange National Bank filed a request for this approval, which approval was granted on January 27, 2000.

     We are not aware of any other regulatory approvals that are required for completion of the merger, except as described above. Should any other approvals be required, we presently contemplate that we would seek those approvals. There can be no assurance that any other approvals, if required, will be obtained.

     The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the consideration received by CNS shareholders in exchange for their shares of CNS common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

ACCOUNTING TREATMENT OF THE MERGER

     We expect that the purchase method of accounting will be used to account for the merger. For the purposes of preparing its consolidated financial statements, Exchange will determine fair values of CNS's assets and liabilities, and will record as goodwill the excess of consideration paid, plus costs of the merger, over the fair value of the net assets acquired. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values has not yet been made, however, the management of Exchange does not believe the adjustments to CNS's assets or liabilities will be material. The transaction goodwill created by the merger will be expensed over a 25 year period. The purchase accounting adjustments made in connection with the development of the pro forma financial statements appearing elsewhere in this proxy statement-prospectus are preliminary and have been made solely for purposes of developing such pro forma financial statements. For financial reporting purposes, the results of operations relating to the acquisition of CNS will be included in the combined company's consolidated financial statements following the effective date of the merger. See "Summary Selected Pro Forma Combined Data" on page 13.

RESALE OF EXCHANGE COMMON STOCK

     The shares of Exchange common stock to be issued to shareholders of CNS in the merger have been registered under the Securities Act of 1933. Shares of Exchange common stock issued in the merger may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of CNS, as that term is defined in the rules under the Securities Act. Exchange common stock received by those shareholders of CNS who are deemed to be "affiliates" of CNS at the time the merger is submitted for vote of the shareholders of CNS may be resold without registration under the Securities Act only to the extent provided for by Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or pursuant to another exemption from registration. An affiliate of CNS is an individual or entity that controls, is controlled by or is under common control with, CNS, and may include the executive officers and directors of CNS, as well as certain principal shareholders of CNS. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial interest.

     CNS has agreed in the merger agreement to use its best efforts to cause each person who is an affiliate of that party for purposes of Rule 145 under the Securities Act, to deliver to Exchange a written agreement intended to ensure compliance with the Securities Act. These agreements were obtained concurrently with the execution of the merger agreement.

                      THE MERGER AGREEMENT

     The following describes material provisions of the merger agreement. This description does not purport to be complete and is qualified by reference to the merger agreement, which is attached as Appendix A and is incorporated by reference into this proxy statement-prospectus.

TERMS OF THE MERGER

     The merger agreement provides for a business combination in which CNS will merge with and into ENB Holdings, a wholly-owned subsidiary of Exchange. ENB Holdings will be the surviving corporation in the merger. Under the merger agreement, Exchange has the right to revise the structure of the transaction so long as the revised structure does not adversely affect the tax consequences of the merger to CNS shareholders, change the amount or kind of consideration being paid to CNS shareholders, change the treatment of CNS stock options, diminish the benefits to be received by the directors, officers or employees of CNS or City National, or materially delay or impede the receipt of any required regulatory approval.

     As a result of the merger, except as noted below, each outstanding share of CNS common stock will be converted into the right to receive 0.15 of a share of Exchange common stock plus $8.80 in cash. If the net worth of CNS, after certain adjustments, falls below $20.95 million as of the end of the month immediately preceding the closing date, the cash portion of the merger consideration will be reduced by the amount of the deficiency. If there is a change in the number or classification of outstanding shares of Exchange as a result of a stock split, stock dividend, reclassification, recapitalization, or other similar transaction, the exchange ratio will be equitably adjusted. If Exchange distributes a two-for-one stock dividend immediately following its annual meeting of shareholders on May 10, 2000, as Exchange has advised it intends to do if its shareholders provide the necessary authorization, the Exchange stock that you would receive in the merger will be increased to
0.30 of a share for each share of CNS stock. Exchange will not issue fractions of shares of Exchange common stock, but instead will pay each holder of CNS common stock who would otherwise be entitled to a fraction of a share of Exchange common stock an amount in cash, rounded to the nearest whole cent, determined by multiplying such fraction by an amount equal to the then market value of Exchange common stock based on the most recent transaction. Shares of CNS common stock held directly or indirectly by Exchange will be canceled and retired upon completion of the merger, and no payment or exchange will be made for them. Canceled shares will not include shares held by CNS or Exchange in a fiduciary capacity or in satisfaction of a debt previously contracted. Holders of shares for which dissenters' rights have been exercised will be entitled only to the rights granted by applicable law providing for dissenters' rights.

     Upon completion of the merger, each option to acquire CNS common stock that is then outstanding and unexercised will be canceled, and in lieu thereof the holders of such options will be paid cash an amount equal to the product of (i) the number of shares of CNS common stock subject to such option and (ii) an amount by which $9.00 plus the cash consideration per share exceeds the exercise price per share of such option. The payment to the holder of an option will be reduced by any cash which must be withheld under federal and state income and employment tax requirements. In the event that the exercise price of an option to acquire CNS common stock is greater than the aggregate of the cash consideration and the stock consideration, then upon completion of the merger such option will be canceled without any payment made in exchange therefor. The CNS Bancorp, Inc. 1997 Stock Option Plan will be deemed terminated upon completion of the merger. See "The Merger-Treatment of CNS Stock Options."

     In connection with the merger, Exchange National Bank and City National have entered into a plan of merger under which Exchange National Bank and City National will merge, with Exchange National Bank being the surviving bank. Upon completion of the bank merger, the combined bank will be named "The Exchange National Bank of Jefferson City." The bank merger agreement may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the merger agreement is terminated.

WHEN WILL THE MERGER BE COMPLETED

     The closing of the merger will take place on a date designated by Exchange that is no later than 14 days following the date on which the last waiting period under the required regulatory approvals expires and all of the conditions to the merger contained in the merger agreement are satisfied or waived, unless CNS and Exchange agree to a later date. See "-Conditions to Completing the Merger." On or prior to the closing date, Exchange, ENB Holdings and CNS will execute and file a certificate of merger as required by applicable law merging CNS into ENB Holdings, Exchange's wholly owned subsidiary. The merger will become effective upon such filing or on such date as specified in the certificate of merger.

     We expect to complete the merger in June of 2000. Either company may terminate the merger agreement if, among other reasons, the merger has not been completed on or before August 31, 2000, unless failure to complete the merger by that time is due to a misrepresentation, breach of warranty or failure to fulfill a covenant by the party seeking to terminate the agreement. See "-Terminating the Merger Agreement."

CONDITIONS TO COMPLETING THE MERGER

     The obligations of Exchange and CNS to complete the merger are conditioned on the following:

     -    approval of the merger agreement by CNS's shareholders;

     - receipt of all required regulatory approvals, consents and waivers without any materially adverse conditions and the expiration of all statutory waiting periods;

     - no party to the merger being subject to any legal order that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

     - the registration statement of which this proxy statement-prospectus forms a part being declared effective by the SEC, the absence of any pending or threatened proceeding by the SEC to suspend the effectiveness of the registration statement and the receipt of all required state "blue sky" approvals;

     - receipt by Exchange of a letter agreement executed by each director and each affiliate of CNS agreeing to comply with Rule 145 and to be present and vote in favor of the merger at any meeting of CNS's shareholders;

     - absence of any pending action challenging the merger or the bank merger against any party to the merger or any of its subsidiaries, directors or officers, which is likely to result in Exchange being required to indemnify in an amount exceeding $350,000;

     - receipt by Exchange and CNS of an opinion from Stinson, Mag & Fizzell, P.C., to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     - the other party having performed in all material respects its obligations under the merger agreement, the other party's representations and warranties being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by the other party's chief executive officer and chief financial officer to that effect; and

     - receipt of certificates and other documents to evidence fulfillment of the conditions to the merger as each party may reasonably require.

     The obligations of Exchange to complete the merger are also conditioned on the number of shares for which dissenters' rights have been exercised not exceeding 10% of the outstanding shares of CNS common stock. The obligations of CNS are conditioned on Exchange having provided sufficient cash and shares to the exchange agent to pay and issue the aggregate merger consideration.

     We cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before August 31, 2000, either party may terminate the merger agreement by a vote of a majority of its board of directors.

CONDUCT OF BUSINESS BEFORE THE MERGER

     Exchange and CNS have each agreed that, until the completion of the merger, each of them will, and will cause its subsidiaries to, use its best efforts to:

     - conduct its business in the regular, ordinary and usual course consistent with past practice;

     - maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

     - take no action which would adversely affect or delay the ability of Exchange or CNS to perform their respective covenants and agreements on a timely basis under the merger agreement; and

     - take no action which would adversely affect or delay any party's ability to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the merger agreement or which would reasonably be expected to result in those approvals, consents or waivers containing any material condition or restriction.

     CNS has also agreed that, until the completion of the merger, it will, and will cause its subsidiaries to, use its best efforts to:

     - take no action that results in or is reasonably likely to have a material adverse effect on CNS or City
          National;

     -    continue to implement its Year 2000 Plan;

     - maintain insurance in such amounts and against such risks and losses as are customary for companies engaged in a similar business;

     - confer on a regular and frequent basis with one or more representatives of Exchange to discuss material operational matters and the general status of the ongoing operations of CNS and its subsidiaries;

     - promptly notify Exchange of any material change in its business, properties, assets, condition or results of operations; and

     - promptly provide Exchange with copies of all filings made by CNS or its subsidiaries with any governmental entity in connection with the merger.

     Further, except as otherwise provided in the merger agreement, until the completion of the merger, CNS has agreed that, unless permitted to by Exchange, neither it nor its subsidiaries will:

     GOVERNING DOCUMENTS

     -    amend its certificate of incorporation or bylaws;

     CAPITAL STOCK

     - issue, deliver or sell any shares of its capital stock other than shares issued upon the exercise of outstanding stock options or warrants;

     - change the terms of any of its outstanding stock options or warrants;

     - issue, deliver or sell any securities or obligations convertible or exercisable for any shares of its capital stock;

     - issue, grant or sell any option, warrant, call, commitment, stock appreciate right, right to purchase or agreement relating to its authorized or issued capital stock;

     - split, combine, reclassify or adjust any shares of its capital stock or otherwise change its capitalization;

     DIVIDENDS AND STOCK REPURCHASES

     - make, declare or pay any cash or stock dividends, other than regular quarterly cash dividends on its common stock of not more than $0.09 per share;

     - make any other distribution on any shares of its capital stock;

     - redeem, purchase or acquire any shares of its capital stock;

     DISPOSITIONS

     - dispose of any of its material assets or cancel, release or assign any indebtedness, other than in the ordinary course of business consistent with past practice;

     EMPLOYEES

     - increase the compensation or fringe benefits of any of its employees or directors, other than general increases in compensation for non-executive officer employees in the ordinary course of business consistent with past practice;

     - pay any pension or retirement allowance not required by any existing plan or agreement to any employees or directors;

     - become a party to, amend or commit to fund or otherwise establish any trust or account related to any employee benefit plan with or for the benefit of any employee or director;

     - voluntarily accelerate the vesting of any stock options or other compensation or benefit;

     -    grant or award any stock options;

     - make any discretionary contribution to any employee benefit plan;

     - hire any employee with an annual total compensation payment in excess of $30,000 or enter into any employment contract with any director, officer or other employee;

     ACCOUNTING

     - change its method of accounting, except as required by changes in generally accepted accounting principles or as contemplated by the merger agreement;

     SETTLING CLAIMS

     - settle any claim against it for money damages in excess of $25,000 or agree to material restrictions on its operations;

     ACQUISITIONS

     - acquire any business or assets of another business that would be material to it, except in satisfaction of debts previously contracted;

     LOANS

     - make any real estate loans secured by undeveloped real estate located outside of Missouri (other than real estate loans secured by one-to-four family homes) or make any construction loans outside Missouri (other than construction loans secured by one-to-four family homes), except pursuant to commitments existing prior to the date of the merger agreement and other than in the ordinary course consistent with past practice;

     - make, renegotiate, renew, increase, extend, modify or purchase any loan, lease, advance, credit enhancement or other extension of credit, or make any such commitment, except in conformance with written lending practice in amounts not to exceed $300,000 with respect to any individual borrower or loans as to which CNS has a binding obligation to make such loans as of the date of the merger agreement;

     BRANCHES

     - establish or commit to establish any new branch or other office facilities or file any application to relocate or terminate the operations of any banking office;

     INVESTMENTS

     - make any investment either by purchase of securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual or entity, other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $25,000 and other than investment for its portfolio made in accordance with the merger agreement;

     - make any investment in any debt security (including mortgage-backed and mortgage-related securities) except for short- to intermediate-term U.S. government and U.S. government agency securities, mortgage-backed or mortgage related securities which would not be considered "high risk" securities or securities of the Federal Home Loan Bank, in each case that are purchased in the ordinary course of business consistent with past practice, or materially restructure or change its investment securities portfolio, through purchases, sales or otherwise;

     - make any equity investment or commitment to make such an investment in real estate or real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or debt restructuring in the ordinary course of business consistent with prudent banking practices;

     CONTRACTS

     - enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than $20,000 per year;

     BORROWINGS

     - incur any additional borrowings other than short-term (six months or less) Federal Home Loan Bank borrowings and reverse repurchase agreements consistent with past practice, or pledge any of its assets to secure any borrowings other than in connection with such borrowings and reverse repurchase agreement or as required pursuant to the terms of borrowings of CNS or its subsidiaries in effect as of the date of the merger agreement;

     CAPITAL EXPENDITURES

     - make any capital expenditures in excess of $15,000 per expenditure other than pursuant to prior binding commitments and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

     MANAGEMENT

     -    elect any new executive officer or director;

     - make or increase any loan or extension of credit to any director or officer other than renewals of existing loans or extensions of credit made on terms generally available to the public;

     SUBSIDIARIES

     - organize, capitalize, lend to or otherwise invest in any of its subsidiaries;

     -    enter into any new line of business;

     ADVERSE ACTIONS

     - take or omit to take any action that is intended or may reasonably be expected to result in any of its representations and warranties contained in the merger agreement being or becoming untrue in any material respects; or

     OTHER TRANSACTIONS

     - engage in any transaction that is not in the usual and ordinary course of business and consistent with past practices;

     OTHER AGREEMENTS

     - agree to take or make any commitment to take any of the actions listed above.

COVENANTS OF CNS AND EXCHANGE IN THE MERGER AGREEMENT

     AGREEMENT NOT TO SOLICIT OTHER PROPOSALS

     CNS and its affiliates, officers, directors and employees have agreed not to initiate, solicit, encourage, facilitate, endorse or obtain any acquisition proposal with a third party. An acquisition proposal includes the following:

     - any merger, consolidation, share exchange, business combination, or other similar transaction;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of CNS or City National, taken as a whole, in a single transaction or series of transactions;

     - any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of CNS; and

     - any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Despite the agreement of CNS not to solicit other acquisition proposals, the board of directors of CNS may generally furnish information to or enter into discussions or negotiations with anyone who makes an unsolicited, written, bona fide acquisition proposal that is a financially superior proposal to the merger. A proposal of this nature is one about which CNS's financial advisors opine in writing is superior to this merger from a financial point of view. For CNS's board to enter into negotiations on a superior proposal, it would also have to first determine that its fiduciary duties obligate it to do so. Before CNS enters into negotiations with a third party regarding a superior proposal, it has to reasonably notify Exchange and provide an executed confidentiality agreement from such party. CNS must notify Exchange orally and in writing of any acquisition proposal within 24 hours after receipt of such proposal and keep Exchange informed as to the status and details of any such proposal.

     EMPLOYEE MATTERS

     Each person who is an employee of City National as of the closing of the merger and whose employment is not specifically terminated at or prior to closing will become an employee of Exchange National Bank. No City National employee will be an officer of Exchange National Bank unless and until that employee is duly elected as an officer in accordance with the bylaws of Exchange Bank. Each City National employee who becomes an employee of Exchange Bank will be employed at the will of Exchange Bank. Exchange will use its best efforts to retain all of the employees of City National.

     All City National employees who continue as employees of the combined company after the merger will be eligible to participate in Exchange's benefit plans on the same basis as a new employee of Exchange or Exchange National Bank. Service with CNS or City National shall be treated as service with Exchange National Bank for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any preexisting condition limitation with respect to any Exchange welfare benefit plan but not with respect to any pension, profit sharing or any other employee benefit plan unless such continuing employee remains in the service of Exchange for at least one year immediately following the closing. Each continuing employee shall receive credit for service with CNS or City National for purposes of computing vacation pay benefits.

     Exchange has agreed to honor the existing employment agreement with CNS's chief executive officer, CNS's Executive
Deferred Compensation Plan and CNS's Management Recognition and
Development Plan. Exchange also has agreed to honor the deferred fee arrangement with Director Richard E. Caplinger.

     The City National ESOP shall be terminated at or prior to the closing of the merger on such terms and conditions as CNS shall determine. All participants in the City National ESOP shall fully vest and have a nonforfeitable interest in their accounts under the ESOP determined as of the closing of the merger. The City National ESOP will be terminated and distributions of the benefits under the ESOP shall be made to the participants in accordance with the provisions of the City National ESOP.

     At the closing of the merger and for a one year period thereafter, any employee of CNS or its subsidiaries whose employment with Exchange or its subsidiaries is terminated or who voluntarily terminates employment in circumstances where there has occurred a material reduction in the employee's level of compensation and benefits as in effect prior to closing or a material change in the employee's duties or responsibilities causing the employee's position to be one of lesser responsibility than prior to closing or a change in location of the employee's job by more than 25 miles as in existence prior to the closing shall be entitled to receive a lump-sum severance benefit equal to one week's pay for each year of employment with CNS or CNS subsidiary up to a maximum of eight weeks' pay and continuation of health benefits for the same number of weeks factored into the calculation of severance payments up to a maximum of eight weeks.

     INDEMNIFICATION OF CNS OFFICERS AND DIRECTORS

     For a period of six years after the closing of the merger, Exchange has agreed to indemnify and hold harmless each present and former director and officer of CNS and its subsidiaries, and each officer or employee of CNS and its subsidiaries that is serving or has served as a director or trustee of another entity expressly at CNS's request, against liability and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under the Delaware General Corporate Law as in effect at the time of closing. Exchange has also agreed that it will maintain CNS's existing policy of directors' and officers' liability insurance coverage, or provide a policy providing comparable coverage and amounts on terms no less favorable than CNS's current policy, for the benefit of CNS's directors and officers who are currently covered by such insurance for a period of three years following consummation of the merger.

     CERTAIN OTHER COVENANTS

     The merger agreement also contains other agreements relating to the conduct of the parties before consummation of the merger, including the following:

     - CNS shall cause City National to sell all mutual fund shares which it owns;

     - After all required regulatory and shareholder approvals have been received, CNS will cause City National to revise any of its loan, litigation and real estate valuation policies and practices, and investment and asset/liability management policies and practices that Exchange and CNS mutually determine should be revised to conform to those of Exchange National Bank. Exchange must first confirm that it is not aware of any fact that would prevent the completion of the merger.

     - CNS will give Exchange reasonable access during normal business hours to its property, books, records and personnel and furnish all information Exchange may reasonably request.

     - Exchange, with the cooperation of CNS, will submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions, and will obtain any consent, authorization or approval of any third party that is required in connection with this transaction.

     - CNS and its subsidiaries will take any necessary action to exempt Exchange and its subsidiaries and this transaction from any antitakeover provisions contained in their organization certificates and bylaws and the provisions of any federal or state antitakeover laws.

     - Exchange and CNS will use all reasonable efforts to take promptly all actions necessary, proper or advisable to consummate the merger.

     - Exchange and CNS will consult with each other regarding any public statements about the merger and any filings with any governmental entity or with any national securities exchange.

     - CNS will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The CNS board will recommend at its shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval.

     - Exchange will file an application for listing the Exchange common stock on the Nasdaq Stock Market and will use its best efforts to cause the Exchange common stock to be so listed as of the closing of the merger.

     - CNS will use its best efforts to cause each person who is an affiliate of it under Rule 145 of the Securities Act of 1933 to deliver to Exchange a letter to the effect that such person will comply with Rule 145 and, in the case of persons who are directors of CNS, to be present and vote in favor of the merger at any meeting of CNS's shareholders.

     - Exchange and CNS each will notify the other of any contract defaults, any events which would reasonably be likely to result in a material adverse effect on it and any information that would have been disclosed under the merger agreement had it been known at the time the merger agreement was signed. Exchange and CNS will notify each other of any communication from a third party regarding the need to obtain that party's consent to the merger.

     - Neither Exchange nor CNS, and their respective subsidiaries, will intentionally take, fail to take or cause to be taken or not taken any action within its control that would disqualify the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Exchange will not take any action within its control that would disqualify the merger as a reorganization under the Internal Revenue Code subsequent to the consummation of the merger.

     - Exchange will take all necessary action to cause ENB Holdings to become a direct wholly-owned subsidiary of Exchange and to cause the directors and shareholders of ENB Holdings to approve the transactions contemplated by the merger agreement.

     - CNS shall cooperate with Exchange in providing information and documents respecting CNS reasonably requested by Exchange for inclusion in Exchange's offering circular in connection with its subscription offering, which information and documents shall not contain any untrue statement of a material fact or omit to state any material fact required in order to make the statements not misleading.

REPRESENTATIONS AND WARRANTIES MADE BY EXCHANGE AND CNS IN
THE MERGER AGREEMENT

     Both Exchange and CNS have made certain customary representations and warranties to each other relating to their businesses in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the party's business, financial condition or results of operations. See "--Conditions to Completing the Merger."

TERMINATING THE MERGER AGREEMENT

     The merger agreement may be terminated at or prior to the
completion of the merger, either before or after any requisite shareholder approval by:

     - the mutual consent of Exchange and CNS in writing, if a majority of the board of directors of each so determines;

     - either party if a majority of its board of directors so determines, in the event of a failure of the shareholders of CNS to approve the merger agreement;

     - either party if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the merger or bank merger;

     - either party if a majority of its board of directors so determines, in the event the merger is not consummated by August 31, 2000, unless the failure to so consummate by such time is due to a breach caused by the party seeking to terminate;

     -    either party if the other party makes a
          misrepresentation, breaches a warranty or fails to fulfill a covenant that is not cured within a specified time and that would have a material adverse effect on the party seeking to terminate;

     - CNS if its board of directors determines that it must accept a superior offer from a third party in the exercise of its fiduciary duties after using its reasonable efforts to negotiate in good faith with Exchange to make such adjustments as would enable CNS to proceed with the merger.

EXPENSES AND TERMINATION FEES

     Each party will pay its own costs and expenses incurred in connection with the merger, except that Exchange will pay the cost of printing the proxy statement-prospectus included in Exchange's registration statement.

     If CNS terminates the merger agreement in order to accept a superior offer or if, after a third party proposes to acquire CNS or City National, the CNS shareholders fail to approve the merger agreement and within 12 months CNS or City National enters into an agreement with a third party to effect a merger, consolidation, share exchange or similar transaction, then CNS will pay to Exchange a termination fee of $1,000,000.

     If Exchange fails to receive the requisite regulatory approvals, consents and waivers due to concerns expressed by governmental authorities with respect to Exchange's financial condition, management, compliance with applicable law and regulations or pending acquisition transactions with parties other than CNS or Exchange fails to obtain approval for the payment of any dividend required to fund the cash consideration for the merger, then Exchange will pay to CNS a termination fee of $250,000.

CHANGING THE TERMS OF THE MERGER AGREEMENT

     Before the completion of the merger, we may agree in writing to amend or modify any provision of the merger agreement and any provision of the merger agreement may be waived by the party benefited by the provision. However, after the vote by the shareholders of CNS, no amendment or modification may be made that would reduce the amount or change the kind of consideration to be received by CNS's shareholders under the terms of the merger or contravene any provision of applicable law or the federal banking laws, rules and regulations.

         MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

BOARD OF DIRECTORS

     Upon completion of the merger, the director of the combined entity will consist of the director of ENB Holdings serving immediately prior to the closing date of the merger, to hold office in accordance with the articles of incorporation and bylaws of ENB Holdings until his successor is duly elected or appointed and qualified. Donald L. Campbell is the sole director of ENB Holdings. For information regarding Mr. Campbell, see Items 10, 11 and 13 of Exchange's most recent annual report on Form 10-K, which is incorporated by reference into this proxy statement -- prospectus.

     For information regarding the current directors and director nominees of Exchange, see Items 10, 11 and 13 of Exchange's most recent annual report on Form 10-K, which is incorporated by reference into this proxy statement -- prospectus.

MANAGEMENT

     Following the merger, the following individuals will hold offices in the combined company, each to hold office until their respective successors are duly elected or appointed and qualified, as follows:

     -    Donald L. Campbell - President of ENB Holdings and
          Chairman of the Board and President of Exchange.

     -    David T. Turner - Treasurer of ENB Holdings and Vice
          Chairman and President of Exchange National Bank.

     - Kathleen L. Bruegenhemke - Secretary of ENB Holdings and Senior Vice President and Secretary of Exchange.

     -    Charles G. Dudenhoeffer, Jr. - Senior Vice President of
          Exchange and Senior Vice President and Trust Officer of
          Exchange National Bank.

     -    Richard G. Rose - Treasurer of Exchange and Senior Vice
          President and Controller of Exchange National Bank.

For information regarding the current directors and director nominees of Exchange, see Items 10, 11 and 13 of Exchange's most recent annual report on Form 10-K, which is incorporated by reference into this proxy statement -- prospectus.

EXECUTIVE COMPENSATION

     For information as to the compensation of the executive officers of Exchange, see Item 11 of Exchange's most recent annual report on Form 10-K, which is incorporated by reference into this proxy statement -- prospectus.

                 PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined balance sheet as of December 31, 1999 and the unaudited pro forma condensed combined statements of income for the year ended
December 31, 1999 give effect to the pending merger, accounted for as a purchase.

     The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Exchange and CNS under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forms condensed combined financial statements, and gives effect to the merger as if the merger had been consummated as of December 31, 1999 for purposes of the pro forma condensed combined balance sheet and as of January 1, 1999 for purposes of the pro forma condensed combined statements of income. The unaudited pro forma condensed combined financial statements do not give effect to the anticipated cost savings in connection with the merger.

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated historical financial statements of Exchange and CNS, including the respective notes to those statements. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations which would have been realized had the merger been consummated during the period or as of the date for which the pro forma information is presented.

     Pro forma per share amounts for the combined company are based on the exchange ratio.

    EXCHANGE NATIONAL BANCSHARES, INC. AND CNS BANCORP, INC.
      UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                     AS OF DECEMBER 31, 1999

(DOLLARS EXPRESSED IN THOUSANDS)

                                                    PRO FORMA        PRO FORMA
                           EXCHANGE      CNS        ADJUSTMENTS      COMBINED

ASSETS:
 Cash and due from banks  $ 21,515     $ 2,270           820 (a)       26,470
                                                       (795) (c)
                                                    (12,740) (d)
                                                      15,402 (e)
 Interest-bearing
  deposits
  with banks                   736       8,450                          9,186
 Securities available
  for sale, at
  fair value                89,593      12,387      (22,232) (e)       79,748
 Securities held to
  to maturity               20,265          -                          20,265
 Federal funds sold         10,350          -                          10,350
 Loans receivable, net     321,464      64,263                        385,727
 Federal Home Loan Bank
  Stock                      1,379         663                          2,042
 Premises and equipment     12,361       1,522                         13,883
 Intangible assets          10,016           -         3,781 (d)       13,799
 Accrued interest            4,258         575                          4,833
  receivable
 Other assets                3,009       1,636           166 (b)        4,856
                                                          45 (c)
    Total assets          $494,946     $91,766    $ (15,553)         $571,159

LIABILITIES:
 Deposits                 $381,020     $68,907                        449,927
 Advances from Federal
  Home Loan Bank            15,000         794                         15,794
 Other borrowed money       39,093           -       (6,830) (e)       32,263
 Accrued interest            2,128          87                          2,215
  payable
 Other liabilities           1,758         392           100 (c)        2,250
    Total liabilities      438,999      70,180       (6,730)          502,449


STOCKHOLDERS' EQUITY:
 Common stock                1,219          17          (17) (d)        1,432
                                                         213 (d)
 Additional paid-in          9,259      16,142      (16,142) (d)       21,811
  capital
                                                      12,552 (d)
 Retained earnings          46,460       6,425           166 (b)       46,458
                                                       (850) (c)
                                                     (5,743) (d)
 Accumulated other
  comprehensive income
  (loss)-
  net unrealized loss on
  securities available
  for sale                    (991)      (178)           178 (d)        (991)
 Unearned ESOP shares            -       (820)           820 (a)            -
    Total shareholders'
     equity                 55,947      21,586       (8,823)           68,710
    Total liabilities and
     stockholders' equity  $494,946    $91,766     $(15,553)       $  571,159
________________________
  See Notes to the Unaudited Pro Forma Condensed
Combined Financial Statements.

    EXCHANGE NATIONAL BANCSHARES, INC. AND CNS BANCORP, INC.
     UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
              FOR THE YEAR ENDED DECEMBER 31, 1999

(DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     PRO FORMA      PRO FORMA
                            EXCHANGE         CNS     ADJUSTMENTS    COMBINED

INTEREST INCOME:
 Loans, including fees   $   25,295         4,849    $      -         $30,144
 Securities                   5,924           749      (1,223) (g)      5,450
 Federal funds sold           1,023             -                       1,023
 Interest-bearing
  deposits in banks               7           755                         762
     Total interest
       income                32,249         6,353      (1,223)         37,379


INTEREST EXPENSE:
 Deposits                    13,535         3,196                      16,731
 Advances from Federal
  Home Loan Bank                654            36                         690
 Other borrowed money         2,036             -        (478) (h)      1,558
     Total interest
       expense               16,225         3,232        (478)         18,979

 Net interest income         16,024         3,121        (745)         18,400
 Provision for loan
  losses                        910            11                         921
 Net interest income
  after provision for
  loan losses                15,114         3,110        (745)         17,479


NON-INTEREST INCOME:
 Service charges on
   deposit accounts          1,164             94                       1,258
 Other income (loss)         1,784          (579)                       1,205
     Total non-interest
      income (loss)          2,948          (485)            -          2,463

NON-INTEREST EXPENSES:
 Compensation and
   benefits                  5,817          1,401                       7,218
 Net occupancy
   expenses                    748            173                         921
 Equipment expense           1,157             92                       1,249
 Other expense               3,805            855          151 (f)      4,811
     Total non-interest
      expenses              11,527          2,521          151         14,199

 Income before income
   taxes                     6,535            104        (896)          5,743
 Income tax expense          2,071             41        (253) (i)      1,859
     Net income         $    4,464     $       63       $(643)      $   3,884

 Net income per common
   share, basic         $     4.13     $     0.05       $    -      $    3.00
 Net income per common
   share, diluted       $     4.13     $     0.05       $    -      $    3.00

Weighted average
 shares, basic           1,081,207      1,337,595         212,743     1,293,950
Weighted average
 shares, diluted         1,081,207      1,426,701         212,743     1,293,950
________________________
See Notes to the Unaudited Pro Forma Condensed Combined Financial
Statements.

           NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

     The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. It is anticipated that the merger will be completed in the second quarter of 2000.

     Under generally accepted accounting principles, the transaction will be accounted for as a purchase. Accordingly Exchange will determine fair values of CNS's assets and liabilities, and will record as goodwill the excess of consideration paid, plus costs of the merger, over the fair value of the net assets acquired. A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values has not yet been made. The transaction goodwill created by the merger will be expensed over a 25 year period. The unaudited pro forma condensed combined balance sheet assumes the merger was consummated on December 31, 1999. The unaudited pro forma condensed combined statement of income gives effect to the merger as if the merger occurred on January 1, 1999. Certain reclassifications have been included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income to conform presentation.

NOTE 2. ACCOUNTING POLICIES AND FINANCIAL STATEMENT CLASSIFICATIONS

     The accounting policies of both companies are in the process of being reviewed for consistency. As a result of this review, certain conforming accounting adjustments may be necessary. The nature and extent of these adjustments have not been determined but are not expected to be significant.

NOTE 3. PRO FORMA ADJUSTMENTS

     (a) Pro forma adjustment to add back ESOP due to elimination of contra stockholders' equity.
     (b) Pro forma adjustment to add back tax effect of deduction of remaining portion of Management
          Development Recognition Plan.
     (c) Pro forma adjustment to record other purchase accounting adjustments (includes payments for severance agreement and contract termination (net of tax) and transaction costs).
     (d)  Pro forma adjustment to record purchase assuming $17.80 per share for 1,418,286 shares equaling $25,245,000 plus $260,000 paid upon cancelation of outstanding options. Amount to be paid consists of $12,765,000 in stock and $12,740,000 in cash, resulting in goodwill of $3,781,000 (after stockholders' equity adjusted for items a through c above).
     (e) Pro forma adjustment to record assumed dividends by Exchange National Bank to Exchange to reduce the leverage ratio to 8.00% assuming liquidation of investments in debt and equity securities ( from the 20% risk-weighting category). Of the total dividend of $22,232,000, $12,740,000 will be used to pay the cash portion of the purchase price, $6,830,000 will be used to reduce holding company debt and $2,662,000 will be held as cash.
     (f) Pro forma adjustment to record amortization of $3,781,000 additional goodwill created by purchase, which will be amortized over 25 years.
     (g) Pro forma adjustment to reflect reduction in interest lost on liquidated securities at 5.50%.
     (h) Pro forma adjustment to reflect interest saved on reduction of borrowed funds at 7.00%.
     (i) Pro forma adjustment to reflect tax effect of items g and h above.

              DESCRIPTION OF EXCHANGE COMMON STOCK

     Exchange presently is authorized to issue 1,500,000 shares of common stock having a par value of $1.00 per share. Each share of Exchange's common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Exchange presently is not authorized to issue preferred stock.

DIVIDENDS

     Exchange can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The payment of dividends by Exchange is subject to limitations which are imposed by law and applicable regulation. The holders of common stock of Exchange are entitled to receive and share equally in any dividends as may be declared by the board of directors of Exchange out of funds legally available therefor. The ability of Exchange to pay dividends to the holders of its common stock, however, will depend upon the amount of dividends paid by its subsidiaries to it. If the proposed amendment to Exchange's articles of incorporation referred to below under "Proposed Amendments to Exchange's Articles of Incorporation" is adopted, the declaration and payment of dividends to holders of Exchange common stock would be subject to preferences which may be applicable to any series of preferred stock that may be issued.

VOTING RIGHTS

     The holders of common stock of Exchange possess exclusive voting rights in Exchange. They elect Exchange's board of directors and act on any other matters as are required to be presented to them under applicable law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Certain matters require a vote of two-thirds of the outstanding shares entitled to vote thereon.

LIQUIDATION

     In the event of liquidation, dissolution or winding up of Exchange, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Exchange available for distribution. If the proposed amendment to Exchange's articles of incorporation referred to below under "Proposed Amendments to Exchange's Articles of Incorporation" is adopted, the distribution of any remaining assets to holders of Exchange common stock would be subject to preferences which may be applicable to any series of preferred stock that may be issued.

PREEMPTIVE RIGHTS

     Holders of the common stock of Exchange are not entitled to preemptive rights with respect to any shares that may be issued.
Also, they have no rights to convert their common stock into other securities.

NO REDEMPTION OR ASSESSMENT

     Exchange's common stock is not subject to redemption or future calls or assessment by Exchange.

PROPOSED AMENDMENTS TO EXCHANGE'S ARTICLES OF INCORPORATION

     At its annual meeting of shareholders scheduled to be held on May 10, 2000, Exchange's shareholders are being asked to consider and vote on an amendment to its articles of incorporation to increase the authorized shares of Exchange's capital stock from 1,500,000 shares to 16,000,000 shares. This would be accomplished by increasing the number of authorized shares of Exchange's common stock, $1.00 par value, from 1,500,000 shares to 15,000,000 shares and by authorizing 1,000,000 shares of preferred stock, $0.01 par value. The principal purpose of the proposed amendment to the articles of incorporation is to authorize additional shares of capital stock, which will be available (i) for issuance pursuant to a proposed rights plan that would make it more difficult for a person or entity to effect a change of control of Exchange without the prior approval of Exchange's board of directors, (ii) for issuance pursuant to any employee benefit plan or employment agreement, or (iii) in the event that Exchange's board of directors determines that it is necessary or appropriate to permit future stock dividends or stock splits, to adopt or amend employee benefit plans, to raise additional capital through the sale of securities, to acquire another company or its business or assets, or to establish a strategic relationship with a corporate partner.

              COMPARISON OF RIGHTS OF SHAREHOLDERS

     Exchange's shareholders' rights are currently governed by Exchange's articles of incorporation, bylaws and applicable provisions of The General and Business Corporation Law of Missouri. CNS's shareholders' rights are currently governed by CNS's certificate of incorporation, bylaws and applicable provisions of the Delaware General Corporation Law. If we complete the merger, CNS shareholders who do not exercise dissenters' rights will receive Exchange common stock and will become Exchange shareholders and their rights will likewise be governed by Exchange's articles and bylaws.

     Because Exchange is organized under the laws of the State of Missouri and CNS is organized under the laws of the State of Delaware, differences in your rights as a shareholder of CNS and Exchange will arise from differences of law as well as differences in the articles of incorporation and bylaws of Exchange and CNS. This summary is not a complete discussion of the Exchange and CNS articles and bylaws, and it is qualified in its entirety by reference to those documents. This summary also is not a complete discussion of the differences between the applicable laws of the State of Missouri and the laws of the State of Delaware. Copies of Exchange's articles and bylaws are on file with the SEC.

                           AUTHORIZED STOCK

     EXCHANGE                        CNS

-    Exchange's articles of          -    The CNS certificate of
     incorporation presently              incorporation authorizes
     authorizes 1,500,000 shares of       7,000,000 shares of capital
     common stock, $1.00 par value.       stock, consisting of 6,000,000
     At its May 10, 2000 annual           shares of common stock, $0.01
     meeting, shareholders will           par value, and 1,000,000
     consider a proposal to               shares of serial preferred
     increase the authorized              stock, $0.01 par value.
     capital stock to 15,000,000
     shares of common stock, $1.00
     par value, and 1,000,000
     shares of preferred stock,
     $0.01 par value.

-    As of March 15, 2000, there     -    As of March 15, 2000,
     were 1,219,025 shares of             there were 1,418,286
     Exchange common stock issued         shares of CNS common
     and outstanding.                     stock issued and
                                          outstanding.

                                     -    As of March 15, 2000,
                                          there were no shares of
                                          preferred stock issued or
                                          outstanding.

                            VOTING RIGHTS

     EXCHANGE                        CNS

-    The holders of the common       -    Holders of common stock
     stock exclusively possess all        exclusively possess all voting
     voting power. At Exchange's          power, subject to the
     May 10, 2000 annual meeting,         authority of the board of
     shareholders will consider a         directors to offer voting
     proposal to authorize shares         rights to the holders of
     of preferred stock to which          preferred stock.
     the board of directors could
     provide voting rights.

-    Each share of common stock is   -    Same.
     entitled to one vote.

-    Holders of common stock may     -    Same.
     not cumulate their votes for
     the election of directors.

          REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     EXCHANGE                        CNS

-    A majority vote of the board    -    At least 80% of the
     of directors and of the              outstanding shares of voting
     outstanding shares entitled to       stock must approve certain
     vote is required to approve          "business combinations"
     business combinations unless         involving a "related person."
     otherwise provided under The         In addition, a business
     General and Business                 combination with a related
     Corporation Law of Missouri.         person must be approved by at
                                          least a majority of
                                          outstanding shares of voting
                                          stock other than shares
                                          beneficially owned by the
                                          related person. However, if a
                                          two-thirds majority of
                                          directors not affiliated with
                                          the related person approves
                                          the business combination, a
                                          majority vote of the
                                          outstanding shares is
                                          sufficient to approve a
                                          business combination.

                              DIVIDENDS

     EXCHANGE                        CNS

-    Holders of common stock are     -    Holders of common stock are
     entitled, when declared by the       entitled, when declared by the
     Exchange board, to receive           CNS board, to receive
     dividends.  At Exchange's May        dividends, subject to the
     10, 2000 annual meeting,             rights of holders of preferred
     shareholders will consider a         stock.
     proposal to authorize shares
     of preferred stock to which
     the board of directors could
     provide preferred dividend
     rights.

                        SHAREHOLDERS MEETINGS

     EXCHANGE                        CNS

-    Exchange must deliver notice    -    CNS must deliver notice of the
     of the meeting, and a                meeting and a description of
     description of its purpose if        its purpose no fewer than ten
     it is a special meeting of the       days and no more than 60 days
     shareholders, no fewer than          before the meeting to each
     ten days and no more than 70         shareholder entitled to vote.
     days before the meeting to
     each shareholder entitled to
     vote.

-    The Chairman of the Board, the  -    The board of directors shall
     President or the Executive           designate either the Chairman
     Vice President will chair the        of the Board or the President
     meeting, however, the                to chair the meeting.
     shareholders, by a vote of two-
     thirds of the outstanding
     shares entitled to vote, may
     select any persons of their
     choosing to act as chairman
     and secretary of such meeting.

-    A special meeting may be        -    A special meeting may be
     called by the board of               called by a majority of the
     directors or by the holders of       board of directors or by a
     not less than two-thirds of          committee of the board of
     all outstanding shares               directors in accordance with
     entitled to vote.                    the certificate of
                                          incorporation.

-    For purposes of determining     -    For purposes of determining
     shareholders entitled to vote        shareholders entitled to vote
     at a meeting, the board of           at a meeting, the board of
     directors may fix a record           directors may fix a record
     date that is not more than 70        date that is not less than ten
     days before the meeting.             days and not more than 60 days
                                          prior to the meeting.

-    The board of directors or any   -    Same.
     shareholder may nominate
     directors for election or
     propose new business.

-    To nominate a director or       -    To nominate a director or
     propose new business,                propose new business,
     shareholders must give written       shareholders must give written
     notice to the Secretary of           notice to the Secretary of CNS
     Exchange not less than 60 days       not less than 30 days nor more
     prior to the annual meeting as       than 60 days prior to the
     to new business and not less         meeting. However, if CNS gives
     than 30 days prior to the            less than 31 days notice of
     annual meeting as to                 the meeting to the
     nominations. However, if             shareholders, written notice
     Exchange advances the annual         of the shareholder proposal or
     meeting date by more than 30         nomination must be delivered
     days or delays by more than 60       to the Secretary within ten
     days, written notice of the          days of the date notice of the
     shareholder proposal or              meeting was mailed to
     nomination must be delivered         shareholders. Each notice
     to the Secretary on the later        given by a shareholder with
     of 60 days prior to the annual       respect to a nomination to the
     meeting or 10 days after the         board of directors or proposal
     date on which public                 for new business must include
     announcement of the meeting is       certain information regarding
     first made. Each notice given        the nominee or proposal and
     by a shareholder with respect        the shareholder making the
     to a nomination to the board         nomination or proposal.
     of directors or proposal for
     new business must include
     certain information regarding
     the nominee or proposal and
     the shareholder making the
     nomination or proposal.


                          BOARD OF DIRECTORS

     EXCHANGE                        CNS

-    The bylaws provide that the     -    The bylaws provide that the
     board of directors shall have        number of directors shall be
     the power to fix the number of       no fewer than five nor more
     directors by resolution              than 25 and that the number
     adopted by a majority of the         shall be fixed in the bylaws.
     whole board.

-    There are currently nine        -    There are currently six
     members of the Exchange board        members of the CNS board of
     of directors.                        directors.

-    The board of directors is       -    Same.
     divided into three classes as
     equal in number as possible
     and approximately one-third of
     the directors are elected at
     each annual meeting.

-    Vacancies on the board of       -    Vacancies on the board of
     directors may be filled by a         directors will be filled by a
     majority vote of the remaining       vote of two-thirds of the
     directors or by the                  remaining directors.
     shareholders at the next
     annual meeting.

-    Directors may be removed for    -    Directors may be removed only
     cause by the vote of a               for cause by the vote of at
     majority of the directors then       least 80% of the outstanding
     in office, or with or without        shares entitled to vote for
     cause by the vote of at least        the election of directors.
     two-thirds of the outstanding
     shares entitled to vote for
     directors. Cause for removal
     is defined to mean commission
     of a felony or a finding by a
     court of liability for
     negligence or misconduct in
     the performance of the
     director's duties to Exchange.

                       AMENDMENT OF THE BYLAWS

     EXCHANGE                        CNS

-    The bylaws may be amended or    -    The bylaws may be amended or
     repealed with the approval of        repealed with the approval of
     at least two-thirds of the           at least two-thirds of the
     outstanding shares entitled to       board of directors. The
     vote or by resolution adopted        shareholders may amend or
     by a majority of the full            repeal the bylaws by the vote
     board of directors with the          of at least 80% of the
     exception of any provision           outstanding shares entitled to
     enacted by the shareholders          vote for the election of
     which provides that the board        directors.
     may not amend or repeal such
     provision.

              AMENDMENT OF THE ARTICLES OF INCORPORATION

     EXCHANGE                        CNS

-    The articles may be amended or  -    The articles may be amended or
     repealed in accordance with          repealed in accordance with
     The General and Business             Delaware General Corporation
     Corporation Law of Missouri.         Law.  However, amendments to
     However, amendments to the           the articles that would revise
     articles that would revise or        or be inconsistent with the
     be inconsistent with the             provisions relating to the
     provisions relating to the           number, terms and
     number, terms and purchase of        classification, election and
     the common stock; the                removal procedures for
     provisions relating to the           directors, the process for
     number, terms, classification,       calling special meetings of
     election and removal                 shareholders, the prohibition
     procedures for directors; the        against the consent of
     provisions for amendment of          shareholders without a
     the bylaws; the provisions           meeting, the prohibition
     regarding limitation of              against cumulative voting for
     liability, indemnification and       directors, voting restrictions
     insurance of directors,              applicable to beneficial
     officers, agents and employees       owners of 10% or more of the
     of Exchange; and provisions          voting stock, the provisions
     for amendment of the articles        regarding advance notice for
     require approval by at least a       nominations of directors and
     two-thirds vote of the               proposals for any new
     outstanding shares.                  business, shareholder approval
                                          of business combinations with
                                          related persons, consideration
                                          of social and economic factors
                                          when evaluating a proposed
                                          business combination,
                                          indemnification of directors,
                                          officers and employees of CNS,
                                          the elimination of directors'
                                          liability, amendment of the
                                          bylaws and amendment of the
                                          articles require approval by
                                          the vote of at least 80% of
                                          the outstanding shares
                                          entitled to vote for the
                                          election of directors.

   SELECTED PROVISIONS IN THE ARTICLES AND BYLAWS OF EXCHANGE

     Exchange's articles of incorporation and bylaws contain certain provisions that could make more difficult an acquisition of Exchange by means of a tender offer, proxy context or otherwise. Certain provisions will also render the removal of the incumbent board of directors or management of Exchange more difficult. These provisions may have the effect of deterring a future takeover attempt that is not approved by the Exchange board, but which Exchange shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. The following description of these provisions is only a summary and does not provide all of the information contained in Exchange's articles of incorporation and bylaws. See "Where You Can Find More Information" as to where to obtain a copy of these documents.

BOARD OF DIRECTORS

     CLASSIFIED BOARD. The board of directors of Exchange is divided into three classes, each of which contains approximately one-third of the number of directors. After their initial election at Exchange's first annual meeting, the shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Exchange.

     FILLING OF VACANCIES; REMOVAL. The articles of incorporation provide that any vacancy occurring in the Exchange board, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the directors then in office. The articles of incorporation of Exchange provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause by a majority of the directors then in office or for cause or without cause upon the vote of two-thirds of the outstanding shares of voting stock. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

SPECIAL MEETINGS OF SHAREHOLDERS

     The articles of incorporation provide that only the board of directors of Exchange or the holders of two-thirds of all outstanding shares entitled to vote may call special meetings of the shareholders of Exchange. At a special meeting, shareholders may consider only the business specified in the notice of meeting. This provision makes it more difficult for shareholders to force shareholder consideration of a proposal between annual meetings over the opposition of the Exchange board.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS
AND PROPOSALS

     The Exchange bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders of Exchange. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the Exchange board or by a shareholder who has given appropriate notice to Exchange before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given Exchange appropriate notice of its intention to bring that business before the meeting. Exchange's Secretary must receive notice of the proposal not less than 60 days prior to the annual meeting and must receive notice of the nomination not less than 30 days prior to the annual meeting. However, if Exchange advances the annual meeting date by more than 30 days or delays by more than 60 days, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than 60 days prior to the annual meeting or 10 days of the date on which public announcement of the meeting is first made.

     A shareholder who desires to raise new business must provide certain information to Exchange concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide Exchange with certain information concerning the nominee and the proposing shareholder.

     Advance notice of nominations or proposed business by shareholders gives the Exchange board time to consider the qualifications of the proposed nominees or the merits of the proposals and, to the extent deemed necessary or desirable by the Exchange board, to inform shareholders and make recommendations about those matters.

AMENDMENT OF ARTICLES OF INCORPORATION

     Exchange's articles of incorporation require the affirmative vote of at least two-thirds of the outstanding voting stock entitled to vote to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number, terms and purchase of the common stock, the number and classification of directors, director and officer indemnification by Exchange and amendment of Exchange's bylaws and articles of incorporation. These supermajority voting requirements make it more difficult for the shareholders to amend these provisions of the Exchange articles of incorporation.

MISSOURI CONTROL SHARE ACQUISITION STATUTE

     Exchange has not included an "op-out" provision in its articles of incorporation and therefore is subject to the Missouri control share acquisition statute (Mo. Rev. Stat.
Section 351.407 (Supp. 1991)), which is designed to assist a corporation in defending itself against a hostile takeover attempt.

     The statute provides that a person holding 20% or more of the outstanding shares of Exchange's common stock may not vote any additional stock acquired unless the acquisition is approved by the shareholders. The statute specifically applies to newly-acquired shares which, when added to all other shares of Exchange owned or controlled by the acquiring person, would enable the acquiring person to exercise voting control within any one of three ranges: (a) one-fifth to one-third; (b) one-third to a majority; or (c) a majority or more. The statute is triggered each time a person acquires ownership or voting control of shares which would result in such person's voting power reaching one of the specified levels.

     The newly-acquired shares would have voting rights only to the extent approved by a resolution of Exchange's shareholders. The voting rights must be approved by both (a) a majority of the outstanding voting stock, and (b) the affirmative vote of a majority of the outstanding voting stock after excluding shares owned by the acquiring person, shares owned by directors who are also employees of Exchange and shares owned by officers of Exchange. Shareholders are given dissenters' rights, if they vote against a share acquisition, and may receive the fair value of their shares if voting rights are approved for the acquired shares.

MISSOURI BUSINESS COMBINATION STATUTE

     Exchange has not included an "op-out" provision in its articles of incorporation and therefore is subject to the Missouri Business Combination statute (Mo. Rev. Stat. Section
351.459 (Supp. 1999)). The statute prohibits Exchange from engaging in any business combination with any "interested shareholder" for a period of five years following the date upon which the shareholder first became an "interested shareholder" unless the business combination is approved by the Exchange board. An "interested shareholder" is defined as any person who is the beneficial owner of 20% or more of Exchange's outstanding voting stock.

                   REGULATION AND SUPERVISION

     Each of Exchange and CNS, and their subsidiaries, are subject to extensive regulations. For a discussion of the regulations to which Exchange or its subsidiaries are subject, see "Regulation Applicable to Bank Holding Companies" and "Regulation Applicable to the Banks" under Item 1 of Exchange's annual report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference into this proxy statement -- prospectus. For a discussion of the regulations to which CNS or its subsidiaries are subject, see "Regulation and Supervision" under Item 1 of CNS's annual report on Form 10-KSB for the year ended December 31, 1999, which accompanies this document as Appendix E.

                          LEGAL MATTERS

     The validity of the shares of Exchange common stock to be issued in connection with the merger has been passed upon for Exchange by Stinson, Mag & Fizzell, P.C., Kansas City, Missouri.

     Stinson, Mag & Fizzell, P.C., counsel to Exchange, will deliver an opinion concerning federal income tax consequences of the merger.

                             EXPERTS

     The financial statements of Exchange as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 are included in Appendix D to this document in reliance upon the report of KPMG LLP, independent certified public accountants, with respect to those financial statements, and upon the authority of that firm as experts in accounting and auditing.

     The financial statements of CNS as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 are included in Appendix E to this document and have been incorporated in this proxy statement-prospectus by reference in reliance upon the report of Williams-Keepers LLC, independent certified public accountants, with respect to those financial statements, and upon the authority of that firm as experts in accounting and auditing.

               WHERE YOU CAN FIND MORE INFORMATION

     Exchange has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (333-34292) under the Securities Act that registers the distribution to CNS shareholders of shares of Exchange common stock to be issued in connection with the merger. This proxy statement-prospectus is a part of the Registration Statement and constitutes a prospectus of Exchange and a proxy statement of CNS for the special meeting. The Registration Statement, including the exhibits, contains additional relevant information about Exchange and its common stock. The rules and regulations of the SEC allow us to omit certain information included in the Registration Statement from this proxy statement-prospectus.

     Both Exchange and CNS are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Exchange and CNS file at the SEC's public reference room located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and Suite 1300, 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The public filings of Exchange and CNS are also available to the public from commercial document retrieval services and at the internet website maintained by the SEC at "http://www.sec.gov."

     CNS common stock is traded on the Nasdaq SmallCap Market under the symbol "CNSB." Documents filed by CNS can be inspected at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows Exchange and CNS to "incorporate by reference" information into this proxy statement-prospectus. This means that Exchange and CNS can disclose important information to you by referring you to other documents filed separately with the SEC that contain the information. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the other documents which are listed below that Exchange and CNS have previously filed with the SEC. These documents contain important information about the financial condition of Exchange and CNS.

     EXCHANGE SEC FILINGS (FILE NO. 0-23636)

     -    Annual Report on Form 10-K for the year ended December
          31, 1999, filed with the SEC on March 29, 2000.

     -    Current Report on Form 8-K filed with the SEC January
          20, 2000.

     CNS SEC FILINGS (FILE NO. 0-28250)

     -    Annual Report on Form 10-KSB for the year ended
          December 31, 1999, filed with the SEC on March 17,
          2000, and accompanying this document as Appendix E.

     Exchange and CNS also incorporate by reference additional documents that they might file with the SEC between the date of this document and the date of the CNS shareholders' meeting. These include periodic reports, such as Annual Reports on Forms 10-K and 10-KSB, Quarterly Reports on Forms 10-Q and 10-QSB and Current Reports on Form 8-K, as well as proxy statements.

     Documents incorporated herein by reference are available from Exchange and CNS, as appropriate, without charge, except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference. You may obtain a copy of any of those documents by requesting them in writing or by telephone from the appropriate company at the following addresses:

  Exchange National Bancshares, Inc.      CNS Bancorp, Inc.
  132 East High Street, P.O. Box 688      427 Monroe Street
  Jefferson City, Missouri  65101         Jefferson City, Missouri 65101
  Attention:  Kathleen Bruegenhemke,      Attention:  David L. Jobe,
              Secretary                               Secretary
  Telephone No. (573) 761-6179            Telephone No. (573) 634-3336

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM EXCHANGE OR CNS, PLEASE DO SO BY MAY 30, 2000 IN ORDER TO RECEIVE THEM
BEFORE THE SPECIAL MEETING OF CNS SHAREHOLDERS. If you request any documents from us we will mail them to you by first-class mail, or other equally prompt means, within one business day of our receipt of your request.

     Exchange has supplied all information contained in this proxy statement-prospectus relating to Exchange, and CNS has supplied all information relating to CNS.

                      SHAREHOLDER PROPOSALS

CNS ANNUAL MEETING

     CNS will hold an annual meeting of shareholders in 2000 only if the merger is not approved at the special meeting. If an annual meeting is held, any CNS shareholder who intends to present a proposal at the annual meeting must deliver the proposal to CNS at 427 Monroe Street, Jefferson City, Missouri 65101, Attention: President by the applicable deadline below:

     - If the shareholder proposal is intended for inclusion in CNS's proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, CNS must receive the proposal a reasonable period of time before CNS begins to print and mail its proxy materials. Such proposal must also comply with the other requirements of the proxy solicitation rules of the Securities and Exchange Commission.

     - CNS's Certificate of Incorporation provides that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 nor more than 60 days prior to the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders.

EXCHANGE ANNUAL MEETING

     Exchange is holding its 2000 annual meeting of shareholders on May 10, 2000. It is anticipated that Exchange's 2001 annual meeting of shareholders will be held on June 13, 2001. Any shareholder who intends to present a proposal at the 2001 annual meeting must deliver the proposal to Exchange at 132 East High Street, Jefferson City, Missouri 65101, Attention: President by the applicable deadline below:

     - If the shareholder proposal is intended for inclusion in Exchange's proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Exchange must receive the proposal no event later than December 13, 2000. Such proposal must also comply with the other requirements of the proxy solicitation rules of the Securities and Exchange Commission.

     - If the shareholder proposal is to be presented without inclusion in Exchange's proxy materials for that meeting, Exchange must receive the proposal no event later than March 11, 2001 in accordance with the advance notice provisions of Exchange's articles of incorporation and bylaws. See "The Board of Directors" under Item 10 of Exchange's Annual Report on
Form 10-K for the year ended December 31, 1999, which is incorporated by reference into this proxy statement -- prospectus.

     Proxies solicited in connection with the 2001 annual meeting of shareholders will confer on the appointed proxies
discretionary voting authority to vote on shareholder proposals that are not presented for inclusion in the proxy materials
unless the proposing shareholder notifies Exchange by March 11,
2001 that such proposal will be made at the meeting.
________________________________________________________________________
/       You should rely only on the information contained or           /
/  incorporated by reference in this document to vote your shares at   /
/  the meeting.  We have not authorized anyone to provide you with     /
/  information that is different from what is contained or             /
/  incorporated by reference in this document. This document is        /
/  dated May 3, 2000. You should not assume that the information       /
/  contained in this document is accurate as of any date               /
/  other than that date, and neither the mailing of this document to   /
/  shareholders of CNS nor the issuance of Exchange's securities in    /
/  the merger shall create any implication to the contrary.            /
/______________________________________________________________________/

                                                        APPENDIX A






_________________________________________________________________
_________________________________________________________________







                   AGREEMENT AND PLAN OF MERGER



                   DATED AS OF OCTOBER 27, 1999



                           BY AND AMONG



               EXCHANGE NATIONAL BANCSHARES, INC.,

                        ENB HOLDINGS, INC.



                               AND



                        CNS BANCORP, INC.








_________________________________________________________________
_________________________________________________________________

                        TABLE OF CONTENTS
                                                         PAGE NO.

Introductory Statement . . . . . . . . . . . . . . . . . . . . .1

ARTICLE ITHE MERGER. . . . . . . . . . . . . . . . . . . . . . .1
     Section 1.1.   STRUCTURE OF THE MERGER. . . . . . . . . . .1
     Section 1.2.   EFFECT ON SHARES OF CNS COMMON STOCK . . . .2
     Section 1.3.   EXCHANGE PROCEDURES. . . . . . . . . . . . .3
     Section 1.4.   EFFECT ON SHARES OF ACQUISITION SUB
                      COMMON STOCK . . . . . . . . . . . . . . .5
     Section 1.5.   STOCK OPTIONS. . . . . . . . . . . . . . . .5
     Section 1.6.   BANK MERGER. . . . . . . . . . . . . . . . .5
     Section 1.7.   DIRECTORS AND OFFICERS OF CNS AT
                      EFFECTIVE TIME . . . . . . . . . . . . . .6
     Section 1.8.   ALTERNATIVE STRUCTURE. . . . . . . . . . . .6
     Section 1.9.   ARTICLES OF INCORPORATION AND BYLAWS
                      OF THE SURVIVING CORPORATION.. . . . . . .6
     Section 1.10.  DISSENTERS' RIGHTS . . . . . . . . . . . . .6

ARTICLE IIREPRESENTATIONS AND WARRANTIES . . . . . . . . . . . .6
     Section 2.1.   DISCLOSURE LETTERS . . . . . . . . . . . . .6
     Section 2.2.   STANDARDS. . . . . . . . . . . . . . . . . .7
     Section 2.3.   REPRESENTATIONS AND WARRANTIES OF CNS. . . .7
     Section 2.4.   REPRESENTATIONS AND WARRANTIES OF ENB. . . 21

ARTICLE IIICONDUCT PENDING THE MERGER. . . . . . . . . . . . . 28
     Section 3.1.   CONDUCT OF CNS'S BUSINESS PRIOR TO
                      THE EFFECTIVE TIME . . . . . . . . . . . 28
     Section 3.2.   FORBEARANCE BY CNS . . . . . . . . . . . . 29
     Section 3.3.   CONDUCT OF ENB'S BUSINESS PRIOR TO
                      THE EFFECTIVE TIME . . . . . . . . . . . 32

ARTICLE IVCOVENANTS. . . . . . . . . . . . . . . . . . . . . . 32
     Section 4.1.   ACQUISITION PROPOSALS. . . . . . . . . . . 32
     Section 4.2.   CERTAIN POLICIES AND ACTIONS OF CNS. . . . 33
     Section 4.3.   ACCESS AND INFORMATION . . . . . . . . . . 34
     Section 4.4.   CERTAIN FILINGS, CONSENTS AND
                      ARRANGEMENTS . . . . . . . . . . . . . . 35
     Section 4.5.   ANTITAKEOVER PROVISIONS. . . . . . . . . . 35
     Section 4.6.   ADDITIONAL AGREEMENTS. . . . . . . . . . . 35
     Section 4.7.   PUBLICITY. . . . . . . . . . . . . . . . . 35
     Section 4.8.   STOCKHOLDERS MEETING . . . . . . . . . . . 35
     Section 4.9.   PROXY STATEMENT; PROSPECTUS. . . . . . . . 36
     Section 4.10.  NOTIFICATION OF CERTAIN MATTERS. . . . . . 36
     Section 4.11.  EMPLOYEES, DIRECTORS AND OFFICERS. . . . . 37
     Section 4.12.  INDEMNIFICATION. . . . . . . . . . . . . . 39
     Section 4.13.  YEAR 2000. . . . . . . . . . . . . . . . . 40

     Section 4.14.  Stock Listing . . . . . . . . . . . . . .  40
     Section 4.15.  AFFILIATE LETTERS. . . . . . . . . . . . . 40
     Section 4.16.  TAX-FREE REORGANIZATION TREATMENT. . . . . 41
     Section 4.17   ACQUISITION SUB. . . . . . . . . . . . . . 41

ARTICLE VCONDITIONS TO CONSUMMATION. . . . . . . . . . . . . . 41
     Section 5.1.   CONDITIONS TO EACH PARTY'S OBLIGATIONS . . 41
     Section 5.2.   CONDITIONS TO THE OBLIGATIONS OF ENB
                      AND ENB BANK . . . . . . . . . . . . . . 43
     Section 5.3.   CONDITIONS TO THE OBLIGATIONS OF CNS
                      AND CNS BANK . . . . . . . . . . . . . . 43

ARTICLE VI

     TERMINATION . . . . . . . . . . . . . . . . . . . . . . . 44
     Section 6.1.   TERMINATION. . . . . . . . . . . . . . . . 44
     Section 6.2.   TERMINATION FEE. . . . . . . . . . . . . . 45
     Section 6.3.   EFFECT OF TERMINATION. . . . . . . . . . . 45

ARTICLE VIICLOSING, EFFECTIVE DATE AND EFFECTIVE TIME. . . . . 46
     Section 7.1.   EFFECTIVE DATE AND EFFECTIVE TIME. . . . . 46
     Section 7.2.   DELIVERIES AT THE CLOSING. . . . . . . . . 46

ARTICLE VIIICERTAIN OTHER MATTERS. . . . . . . . . . . . . . . 46
     Section 8.1.   CERTAIN DEFINITIONS; INTERPRETATION. . . . 46
     Section 8.2.   SURVIVAL . . . . . . . . . . . . . . . . . 47
     Section 8.3.   WAIVER; AMENDMENT. . . . . . . . . . . . . 47
     Section 8.4.   COUNTERPARTS . . . . . . . . . . . . . . . 47
     Section 8.5.   GOVERNING LAW. . . . . . . . . . . . . . . 47
     Section 8.6.   EXPENSES . . . . . . . . . . . . . . . . . 47
     Section 8.7.   NOTICES. . . . . . . . . . . . . . . . . . 47
     Section 8.8.   ENTIRE AGREEMENT; ETC. . . . . . . . . . . 48
     Section 8.9.   SUCCESSORS AND ASSIGNS; ASSIGNMENT . . . . 48

                   AGREEMENT AND PLAN OF MERGER


          This is an AGREEMENT AND PLAN OF MERGER, dated as of the 27th day of October, 1999 ("Agreement"), by and among Exchange National Bancshares, Inc., a Missouri corporation
("ENB"), ENB Holdings, Inc., a Missouri corporation ("Acquisition
Sub") and CNS Bancorp, Inc., a Delaware corporation ("CNS").

                      INTRODUCTORY STATEMENT

          The Board of Directors of each of ENB and CNS (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of ENB and CNS, respectively, and in the best interests of their respective stockholders and (ii) has approved, at meetings of each of such Boards of Directors, this Agreement.

          The parties hereto intend that the merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended ("IRC"), for federal income tax purposes, and the merger shall be accounted for as a purchase.

          ENB and CNS desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

          Acquisition Sub has been organized as a wholly-owned subsidiary of Exchange to facilitate the business combination contemplated hereby.

          In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                            ARTICLE I
                            THE MERGER

          Section 1.1. STRUCTURE OF THE MERGER. On the Effective Date, CNS will merge with and into Acquisition Sub ("Merger"), with Acquisition Sub being the surviving entity, pursuant to the provisions of, and with the effect provided in, the General and Business Corporation Law of Missouri ("MGBCL") and the Delaware General Corporation Law ("DGCL"). Upon consummation of the Merger, the separate corporate existence of CNS shall cease. Acquisition Sub shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Missouri and its separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The name of Acquisition Sub, as the surviving corporation in the Merger, shall be ENB Holdings, Inc. From and after the Effective Time, Acquisition Sub shall possess all of the properties and
      rights and be subject to all of the liabilities and
obligations of CNS, all as more fully described in the MGBCL and the DGCL.

          Section 1.2.   EFFECT ON SHARES OF CNS COMMON STOCK.

          (a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of common stock, par value $.01 per share, of CNS ("CNS Common Stock") that is issued and outstanding at the Effective Time, other than Excluded Shares (as defined below), shall cease to be outstanding and shall be converted into and become the right to receive (subject to adjustment as described below) $8.80 in cash (the "Cash Consideration") and 0.15 of a share (the "Stock Consideration") of common stock, par value $1.00 per share, of ENB ("ENB Common Stock"). The aggregate of the Cash Consideration and Stock Consideration payable and/or issuable pursuant to this Agreement at the Effective Time is sometimes hereinafter collectively referred to as the "Merger Consideration." If, between the date of this Agreement and the Effective Time, the outstanding shares of ENB Common Stock shall have been changed into a different number of outstanding shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization. split, combination or exchange of shares, the Stock Consideration shall be adjusted correspondingly to the extent appropriate to reflect such change in the number of outstanding shares.

               "Excluded Shares" shall consist of (i) shares of CNS Common Stock as to which the respective holders thereof have properly demanded appraisal rights and have not failed to perfect, have not effectively withdrawn and have not lost their rights to appraisal and payment pursuant to any applicable law providing for dissenters' or appraisal rights (the "Dissenters' Shares"), (ii) shares held directly or indirectly by ENB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) and (iii) shares held by CNS as treasury stock.

          (b)  The Cash Consideration to be payable pursuant to
Section 1.2(a) with respect to each share of CNS Common Stock issued and outstanding at the Effective Time, shall be decreased by the amount, if any, that the Adjusted Net Worth (as defined below) of CNS as of the last day of the month prior to the month in which the Effective Time shall occur ("Valuation Date") is less than $20,950,000 divided by the number of shares of CNS Common Stock issued and outstanding at the Effective Time. For the purposes of the foregoing, "Adjusted Net Worth" shall mean the consolidated stockholders' equity of CNS determined in accordance with generally accepted accounting principles, consistently applied ("GAAP"), but excluding the effect of (a) any severance pay or employee benefit which would not have been paid or accrued except for the Merger, (b) any income tax benefit which may be recorded in respect of any realized or unrealized loss on mutual fund shares held by CNS Bank on September 30, 1999, and (c) the proceeds of any stock options which may have been exercised after the date hereof. Adjusted Net Worth shall be further reduced by the amount by which CNS Bank's total allowance for loan losses as of the Valuation Date is less than $500,000.

          (c) As of the Effective Time, each Excluded Share, other than Dissenters' Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be
      made with respect thereto.  In addition, no Dissenters'
Shares shall be converted into the Merger Consideration pursuant to this Section 1.2 but instead shall be treated in accordance with the procedures set forth in Section 1.10 of this Agreement.

          (d) Notwithstanding any other provision hereof, no fraction of a share of ENB Common Stock and no certificates or scrip therefor will be issued in the Merger. Instead, ENB shall pay to each holder of CNS Common Stock who would otherwise be entitled to a fraction of a share of ENB Common Stock an amount in cash, rounded to the nearest whole cent, determined by multiplying such fraction by an amount equal to the then market value of ENB stock based on the most recent transaction.

          Section 1.3.   EXCHANGE PROCEDURES.

          (a) Appropriate transmittal materials ("Letter of Transmittal") shall be mailed as soon as reasonably practicable after the Effective Time, and in no event later than five business days thereafter, to each holder of record of CNS Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of CNS Common Stock to be converted thereby.

          (b) At and after the Effective Time, each certificate ("CNS Certificate") previously representing shares of CNS Common Stock (except as specifically set forth in Section 1.2) shall represent only the right to receive the Merger Consideration multiplied by the number of shares of CNS Common Stock previously represented by the CNS Certificate.

          (c) Prior to the Effective Time, ENB shall deposit, or shall cause to be deposited, in a segregated account with ENB Bank (as defined in Section 1.6) or another bank or trust company selected by ENB and reasonably acceptable to CNS, which shall act as exchange agent ("Exchange Agent") for the benefit of the holders of shares of CNS Common Stock, for exchange in accordance with this Section 1.3, an amount of cash sufficient to pay the aggregate amount of Cash Consideration to be paid pursuant to
Section 1.2 and the aggregate amount of cash to be paid in lieu of fractional shares, and ENB shall reserve for issuance with the Exchange Agent, its Transfer Agent and Registrar, a sufficient number of shares of ENB Common Stock to provide for payment of the Stock Consideration. At the Effective Time, ENB shall have granted the Exchange Agent the requisite power and authority to effect for and on behalf of ENB the issuance of the number of shares of ENB Common Stock issuable in the share exchange.

          (d) The Letter of Transmittal (which shall be subject to the reasonable approval of CNS and ENB) shall (i) specify that delivery shall be effected, and risk of loss and title to the CNS Certificates shall pass, only upon delivery of the CNS Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as ENB may reasonably determine and (iii) include instructions for use in effecting the surrender of the CNS Certificates in exchange for the Merger Consideration. Upon the proper surrender of the CNS Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such CNS Certificates shall be entitled to receive in exchange therefor (a) a certificate representing that number of whole shares of ENB Common Stock that such holder has the right to receive pursuant to Section
1.2 and (b) a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 1.2 (including any cash in lieu of any fractional shares of ENB Common Stock to which such holder is entitled and any dividends or other distributions to which such holder is entitled pursuant to this Section 1.3). CNS Certificates so surrendered shall forthwith be canceled. As soon as practicable, but no later than 10 business days following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute ENB Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of ENB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of CNS Common Stock not registered in the transfer records of CNS, the Merger Consideration shall be issued to the transferee thereof if the CNS Certificates representing such CNS Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of ENB and the Exchange Agent, (x) to evidence and effect such transfer and (y) to evidence that any applicable stock transfer taxes have been paid.

          (e) From and after the Effective Time there shall be no transfers on the stock transfer records of CNS of any shares of CNS Common Stock. If, after the Effective Time, CNS Certificates are presented to ENB, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.3. No dividends or other distributions declared or made after the Effective Date with respect to ENB Common Stock shall be remitted to any person entitled to receive shares of ENB Common Stock hereunder until such person surrenders his or her CNS Certificates in accordance with this Section 1.3. Upon the surrender of such person's CNS Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of ENB Common Stock represented by such person's CNS Certificates.

          (f) Any portion of the aggregate amount of cash to be paid pursuant to Section 1.2, any dividends or other distributions to be paid pursuant to this Section 1.3 or any proceeds from any investments thereof that remain unclaimed by the stockholders of CNS for nine months after the Effective Time shall be repaid by the Exchange Agent to ENB upon the written request of ENB. After such request is made, any stockholders of CNS who have not theretofore complied with this Section 1.3 shall look only to ENB for the Merger Consideration deliverable in respect of each share of CNS Common Stock such stockholder holds, as determined pursuant to Section 1.2 of this Agreement, without any interest thereon. If outstanding CNS Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of ENB (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof)
      shall be liable to any former holder of CNS Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) ENB and the Exchange Agent shall be entitled to rely upon CNS's stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any CNS Certificate, ENB and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (h) If any CNS Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such CNS Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such CNS Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed CNS Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 1.2.

          Section 1.4. EFFECT ON SHARES OF ACQUISITION SUB COMMON STOCK. Each share of common stock of Acquisition Sub that is issued and outstanding at the Effective Time shall continue to be an issued and outstanding share of Acquisition Sub common stock from and after the Effective Time.

          Section 1.5. STOCK OPTIONS. At the Effective Time, each option to acquire shares of CNS Common Stock (a "CNS Option") granted pursuant to the CNS Bancorp, Inc. 1997 Stock Option Plan (the "CNS Option Plan") that is then outstanding and unexercised shall be canceled, and in lieu thereof the holders of such options shall be paid in cash an amount equal to the product of (i) the number of shares of CNS Common Stock subject to such option at the Effective Time and (ii) an amount by which $9.00 plus the Cash Consideration per share exceeds the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. In the event that the exercise price of a CNS Option is greater than the Merger Consideration, then at the Effective Time such CNS Option shall be canceled without any payment made in exchange therefor. At the Effective Time the CNS Option Plan shall be deemed terminated.

          Section 1.6. BANK MERGER. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, The Exchange National Bank of Jefferson City ("ENB Bank"), a wholly-owned subsidiary of ENB, and City National Savings Bank, FSB ("CNS Bank"), a wholly-owned subsidiary of CNS, shall enter into the Plan of Bank Merger, in the form attached hereto as EXHIBIT A, pursuant to which the merger of CNS Bank with and into ENB Bank ("Bank Merger") will be effected. The parties hereto intend that the Bank Merger shall become effective on the Effective Date and shall take all actions necessary or appropriate to cause the Bank Merger to become effective immediately following the Effective Time.

          Section 1.7. DIRECTORS AND OFFICERS OF CNS AT EFFECTIVE TIME. At the Effective Time, the directors and officers of Acquisition Sub shall consist of the directors and officers of Acquisition Sub serving immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the surviving corporation until their respective successors are duly elected or appointed and qualified.

          Section 1.8. ALTERNATIVE STRUCTURE. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, ENB may specify that the structure of the transactions contemplated hereby be revised and the parties shall enter into such alternative transactions as ENB may determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) adversely affect the tax effects of the Merger to the holders of CNS Common Stock or alter or change the amount or kind of the Merger Consideration or the treatment of CNS Options or the economic benefits of the transactions contemplated hereby to the holders of CNS Common Stock, (ii) diminish the benefits to be received by the directors, officers or employees of CNS or CNS Bank as set forth in or as contemplated by this Agreement, or (iii) materially impede or delay the receipt of any approval referred to in this Agreement. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

          Section 1.9. ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION. The Articles of Incorporation and Bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the surviving corporation from and after the Effective Time until amended as provided by law.

          Section 1.10.  DISSENTERS' RIGHTS.

          (a) ENB shall pay for any Dissenters' Shares in accordance with applicable law providing for dissenters' or appraisal rights, and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under applicable law with respect to any Dissenters' Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters' Shares and shall be converted into the right to receive the Merger Consideration pursuant to Section 1.2(b).

          (b) CNS shall (i) give ENB prompt written notice of the receipt of any notice from a stockholder purporting to exercise any dissenters' rights, (ii) not settle nor offer to settle any demand for payment without the prior written consent of ENB and (iii) not waive any failure to comply strictly with any procedural requirements of applicable corporate statutes.


                            ARTICLE II
                  REPRESENTATIONS AND WARRANTIES

          Section 2.1. DISCLOSURE LETTERS. Prior to the execution and delivery of this Agreement, CNS and ENB each shall have delivered to the other a letter (each, its "Disclosure Letter") setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate); provided, that (a) no such fact, circumstance or event is required to be set forth in the Disclosure Letter as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standards established by
Section 2.2 and (b) the mere inclusion of a fact, circumstance or event in a Disclosure Letter shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 2.2(b)).

          Section 2.2.   STANDARDS.

          (a) No representation or warranty of CNS or ENB contained in Sections 2.3 or 2.4, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a direct or indirect consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Sections 2.3 or 2.4, as applicable, there is reasonably likely to exist a Material Adverse Effect. CNS's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken pursuant to this Agreement or in compliance with a written request of ENB.

          (b) As used in this Agreement, the term "Material Adverse Effect" means an effect which is material and adverse to the business, financial condition or results of operations of CNS or ENB, as the context may dictate, and its Subsidiaries (as defined herein) taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to both ENB and ENB Bank and CNS and CNS Bank, as the case may be, or to similarly situated financial and/or depository institutions or (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates shall not be considered in determining if a Material Adverse Effect has occurred.

          (c) For purposes of this Agreement, "knowledge" shall mean, with respect to a party hereto, actual knowledge of any of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

          Section 2.3.   REPRESENTATIONS AND WARRANTIES OF CNS.
Subject to Sections 2.1 and 2.2, CNS represents and warrants to ENB that, except as disclosed in CNS's Disclosure Letter:

          (a)  ORGANIZATION.

               (i) CNS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is registered as a savings and loan holding company under the Home Owners' Loan Act, as amended ("HOLA"). CNS Bank is a stock savings bank duly organized, validly existing and in good standing under the laws of the United States of America and is a wholly-owned Subsidiary (as defined below) of CNS. Each Subsidiary of CNS other than CNS Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of CNS and its Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. As used in this Agreement, unless the context requires otherwise, the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes or which is controlled, directly or indirectly, by such party.

               (ii) CNS and each of its Subsidiaries has the requisite corporate power and authority and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

               (iii) CNS's Disclosure Letter sets forth all of CNS's Subsidiaries and all entities (whether corporations, partnerships or similar organizations), including the corresponding percentage ownership, in which CNS owns, directly or indirectly, 5% or more of the ownership interests as of the date of this Agreement and indicates for each of CNS's Subsidiaries, as of such date, its jurisdiction of organization and the jurisdiction(s) wherein it is qualified to do business. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to direct investments in equity ownership interests. CNS owns, either directly or indirectly, all of the outstanding capital stock of each of its Subsidiaries. No Subsidiary of CNS other than CNS Bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act, as amended ("FDIA"), and the applicable regulations thereunder. All of the shares of capital stock of CNS's Subsidiaries are fully paid, nonassessable and not subject to any preemptive rights and are owned by CNS or a Subsidiary of CNS free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws), and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (iv) The deposits of CNS Bank are insured by the Savings Association Insurance Fund of the Federal Deposit
Insurance Corporation ("FDIC") to the extent provided in the FDIA.

          (b)  CAPITAL STRUCTURE.

               (i) The authorized capital stock of CNS consists of 6,000,000 shares of CNS Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Agreement (A) 1,418,286 shares of CNS Common Stock were issued and outstanding, (B) no shares of CNS preferred stock were issued and outstanding, (C) no shares of CNS Common Stock were reserved for issuance, except that 165,313 shares of CNS Common Stock were reserved for issuance pursuant to the CNS Option Plan,
(D) no shares of CNS preferred stock were reserved for issuance and (E) 234,839 shares of CNS Common Stock were held by CNS in its treasury or by its Subsidiaries. The authorized capital stock of CNS Bank consists of 1,000 shares of common stock, par value $1.00 per share, and 9,000 shares of preferred stock, par value $1.00 per share. As of the date of this Agreement, 1,000 shares of such common stock were outstanding, no shares of such preferred stock were outstanding and all outstanding shares of such common stock were, and as of the Effective Time will be, owned by CNS. All outstanding shares of capital stock of CNS and CNS Bank are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights and, with respect to shares of CNS held by CNS in its treasury or by its Subsidiaries and shares of CNS Bank, are free and clear of all liens, claims, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares. CNS's Disclosure Letter sets forth a complete and accurate list of all outstanding options to purchase CNS Common Stock that have been granted pursuant to the CNS Option Plan, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination and shares subject to each grant.

               (ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote of CNS are issued or outstanding.

               (iii) As of the date of this Agreement, except for options granted pursuant to the CNS Option Plan, neither CNS nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating CNS or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of CNS or any of its Subsidiaries or obligating CNS or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of CNS or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of CNS or any of its Subsidiaries.

          (c)  AUTHORITY.

               (i) CNS has all requisite corporate power and authority to enter into this Agreement, and, subject to approval of this Agreement by the requisite vote of CNS's stockholders and receipt of all required regulatory or governmental approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, subject to the approval of this Agreement by CNS's stockholders, the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of CNS. This Agreement has been duly and validly executed and delivered by CNS and constitutes a valid and binding obligation of CNS, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

               (ii) CNS Bank has all requisite corporate power and authority to enter into the Plan of Bank Merger and, subject to approval of the Plan of Bank Merger by CNS as the sole stockholder of CNS Bank and the receipt of all required regulatory or governmental approvals, to consummate the transactions contemplated thereby. The execution and delivery of the Plan of Bank Merger and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate actions on the part of CNS Bank. The Plan of Bank Merger, upon execution and delivery by CNS Bank, will be duly and validly executed and delivered by CNS Bank and will constitute a valid and binding obligation of CNS Bank, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d) STOCKHOLDER APPROVAL; FAIRNESS OPINION. The affirmative vote of a majority of the outstanding shares of CNS Common Stock entitled to vote on this Agreement is the only vote of the stockholders of CNS required for approval of this Agreement and the consummation of the Merger and the related transactions contemplated hereby. CNS has received the written opinion of RP Financial, LC. to the effect that, as of the date hereof, the Merger Consideration to be received by CNS's stockholders is fair, from a financial point of view, to such stockholders.

          (e) NO VIOLATIONS; CONSENTS. The execution, delivery and performance of this Agreement by CNS do not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals (as defined in Section 2.4(d)) and requisite stockholder approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license to which CNS or any of its Subsidiaries (or any of their respective properties) is subject,
(ii) a breach or violation of, or a default under, the certificate of incorporation or bylaws of CNS or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of CNS or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which CNS or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject. The consummation by CNS and CNS Bank of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, or instrument, other than (x) the approval of the holders of a majority of the outstanding shares of CNS Common Stock entitled to vote thereon, (y) the approval of CNS as the sole stockholder of CNS Bank and (z) the consent of the Office of Thrift Supervision ("OTS"). As of the date hereof, the executive officers of CNS know of no reason pertaining to CNS why any of the approvals referred to in this Section 2.3(e) should not be obtained without the imposition of any material condition or restriction described in the last sentence of Section 5.1(b).

          (f)  REPORTS AND FINANCIAL STATEMENTS.

               (i) CNS and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1997 with (a) the FDIC, (b) the OTS, (c) the National Association of Securities Dealers, Inc. ("NASD") and (d) the Securities and Exchange Commission ("SEC") (collectively, "CNS's Reports") and, to CNS's knowledge, have paid all fees and assessments due and payable in connection therewith. As of their respective dates, none of CNS's Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All of CNS's Reports filed with the SEC complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules and regulations of the SEC promulgated thereunder.

               (ii) Each of the financial statements of CNS included in CNS's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by the SEC). Each of the consolidated statements of condition contained or incorporated by reference in CNS's Reports (including in each case any related notes and schedules) and each of the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in CNS's Reports (including in each case any related notes and schedules) fairly presented (a) the financial position of the entity or entities to which it relates as of its date and
(b) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end adjustments that are not material in amount or effect).

          (g) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in CNS's Reports filed on or prior to the date of this Agreement, since December 31, 1998, (i) CNS and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice, (ii) CNS and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices, (iii) there has not been any Material Adverse Effect with respect to CNS and its Subsidiaries, taken as a whole, (iv) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by CNS or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business, (v) neither CNS nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees, and (vi) there has been no change in any accounting principles, practices or methods of CNS or any of its Subsidiaries other than as required by GAAP.

          (h)  ABSENCE OF CLAIMS.   No litigation,  controversy,
claim, action, suit or other legal administrative or arbitration proceeding before any court, governmental agency or arbitrator is pending against CNS or any of its Subsidiaries and no such litigation, controversy, claim, action, suit or proceeding has been threatened. To the knowledge of CNS, there are no investigations, reviews or inquiries by any court or governmental agency pending or threatened against CNS or any of its Subsidiaries.

          (i) ABSENCE OF REGULATORY ACTIONS. Since December 31, 1996, neither CNS nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by, or has been a recipient of any extraordinary supervisory letter from any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators"), or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking. There is no unresolved violation, criticism or exception by any Government Regulators with respect to any report or statement relating to any examinations of CNS or any of its Subsidiaries.

          (j) TAXES. All federal, state, local and foreign tax returns required to be filed by or on behalf of CNS or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by CNS or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on CNS's balance sheet (in accordance with GAAP). For purposes of this Section 2.3(j) and Section 2.4(i), the term "taxes" shall include all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of CNS or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where CNS or any of its Subsidiaries do not file tax returns that CNS or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to CNS or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on CNS's balance sheet (in accordance with GAAP). CNS and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. CNS and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and CNS and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local
      information reporting requirements.  Neither CNS nor any of its Subsidiaries (i) has made an election under Section 341(f) of the IRC, or (ii) has issued or assumed any obligation under
Section 279 of the IRC, any high yield discount obligation as described in Section 163(i) of the IRC or any registration-required obligation within the meaning of Section 163(f)(2) of the IRC that is not in registered form.

          (k)  AGREEMENTS.

               (i) CNS and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-B promulgated by the SEC), to be performed after the date hereof that has not been filed with or incorporated by reference in CNS's Reports. Neither CNS nor any of its Subsidiaries is a party to an oral or written (A) consulting agreement (including data processing and software programming contracts) not terminable on 60 days' or less notice, (B) agreement with any present or former director, officer or employee of CNS or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CNS or any of its Subsidiaries of the nature contemplated by this Agreement, (C) agreement with respect to any employee or director of CNS or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than 60 days, (D) agreement or plan, including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or (E) agreement containing covenants that limit the ability of CNS or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, CNS (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency) or (F) any lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $5,000 on an annual basis. To the knowledge of CNS, each of the agreements and other documents referenced in CNS's Disclosure Letter with respect to this Section 2.3(k)(i) is a valid, binding and enforceable obligation of the parties sought to be bound thereby, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability to general principles of equity, whether applied in a court of law or a court of equity. CNS has previously delivered to ENB true and complete copies of each agreement and other documents referenced in CNS's Disclosure Letter with respect to this Section 2.3(k)(i).

               (ii) Neither CNS nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of CNS, no other party to any such agreement (excluding any loan or extension of credit made by CNS or any of its Subsidiaries) is in default in any respect thereunder.

               (iii) CNS and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and neither CNS nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of CNS and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

          (l) LABOR MATTERS. CNS and its Subsidiaries are in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. Neither CNS nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CNS or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving CNS or any of its Subsidiaries pending or threatened.

          (m) EMPLOYEE BENEFIT PLANS. CNS's Disclosure Letter contains a complete and accurate list of all written or oral pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, funds, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of CNS or any of its Subsidiaries (hereinafter collectively referred to as the "CNS Employee Plans"). All of the CNS Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws; with respect to the CNS Employee Plans, no event has occurred that would subject CNS or any of its Subsidiaries to a material liability under ERISA, the IRC or any other applicable law; there has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or
Section 4975 of the IRC) which is likely to result in the imposition of any penalties or taxes under Section 502(i) of ERISA or Section 4975 of the IRC upon CNS or any of its Subsidiaries; and all required contributions to the CNS Employee Plans through the date hereof have been made. Neither CNS nor any of its Subsidiaries has provided, or is required to provide, security to any CNS pension plan or to any single-employer plan of an ERISA Affiliate (as defined under Section 4001(b)(1) of ERISA or Section 414 of the IRC) pursuant to Section 401(a)(29) of the IRC. Neither CNS, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each CNS Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a "CNS Qualified Plan") has received a favorable determination letter from the Internal Revenue Service ("IRS"), and CNS and its Subsidiaries are not aware of any circumstances likely to result in
      revocation of any such favorable determination letter.
There is no pending or threatened litigation, administrative action or proceeding relating to any CNS Employee Plan. There has been no announcement or commitment by CNS or any of its Subsidiaries to create an additional CNS Employee Plan, or to amend any CNS Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such CNS Employee Plan; and, except as specifically identified in CNS's Disclosure Letter, CNS and its Subsidiaries do not have any obligations for post-retirement or post-employment benefits under any CNS Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the
cost of which is borne by the insured individuals.   The
execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by CNS or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the IRC), increase or secure (by way of a trust or other vehicle) any benefits payable under any CNS Employee Plan or accelerate the time of payment or vesting of any such benefit. With respect to each CNS Employee Plan, CNS has supplied to ENB a true and correct copy of (A) the annual report on the applicable form of the Form 5500 series filed with the IRS for the three most recent plan years, if required to be filed,
(B) such CNS Employee Plan, including amendments thereto, (C) each trust agreement, insurance contract or other funding arrangement relating to such CNS Employee Plan, including amendments thereto, (D) the most recent summary plan description and summary of material modifications thereto for such CNS Employee Plan, if the CNS Employee Plan is subject to Title I of ERISA, (E) the most recent actuarial report or valuation if such CNS Employee Plan is a CNS pension plan and any subsequent changes to the actuarial assumptions contained therein, and (F) the most recent determination letter issued by the IRS if such CNS Employee Plan is a CNS Qualified Plan.

          (n) TITLE TO ASSETS. CNS's Disclosure Letter contains a complete and accurate list of all real property owned or leased by CNS or any of its Subsidiaries, including all properties of CNS or any of its Subsidiaries classified as "Real Estate Owned" or words of similar import (the "Real Property"). To the knowledge of CNS, none of the buildings, structures or other improvements located on the Real Property encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way. CNS and each of its Subsidiaries have good and marketable title to their respective properties and assets (including any intellectual property asset such as any trademark, service mark, trade name or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer whether real or personal, tangible or intangible, reflected on the consolidated financial statements of CNS as of December 31, 1998, or acquired after such date, other than such items of personal property as have been disposed of in the ordinary course of business since December 31, 1998, in each case free and clear of any liens, security interests, encumbrances, mortgages, pledges, restrictions, charges or rights or interests of others, except pledges to secure deposits and other liens incurred in the ordinary course of business. Each lease pursuant to which CNS or any of its Subsidiaries is lessee or lessor is valid and in full force and effect and neither CNS nor any of its Subsidiaries, nor any other party to any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of CNS and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by CNS to be adequate for the current business of CNS and its Subsidiaries.

          (o) COMPLIANCE WITH LAWS. CNS and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies (each, a "Governmental Entity") that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of CNS, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of CNS have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any Governmental Entity. Neither CNS nor any of its Subsidiaries are in material violation of, is, to the knowledge of CNS, under investigation with respect to any material violation of, or has been given notice or been charged with any material violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity.

          (p) FEES. Other than financial advisory services performed for CNS by R.P. Financial, LC., neither CNS nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for CNS or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. CNS has provided ENB with a true and correct copy of the contract between CNS and R.P. Financial, LC.

          (q) ENVIRONMENTAL MATTERS. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of CNS, threatened before any court, governmental agency or board or other forum against CNS or any of its Subsidiaries for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law (as defined below) or relating to the presence of or release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries. To CNS's knowledge, the properties currently owned or operated by CNS or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law. Neither CNS nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, request or other communication (written or oral) for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law. To CNS's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by CNS or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by CNS or any of its Subsidiaries. To CNS's knowledge, during the period of CNS's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To CNS's knowledge, prior to the period of CNS's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

          "Environmental Law" means (i) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, legal requirement or agreement with any governmental entity relating to (A) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or
(B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes all federal, state and local laws, rules, regulations or requirements relating to the protection of the environment or health and safety, including, without limitation, (i) the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including, but not limited to, the Hazardous and Solid Waste Amendments thereto and Subtitle I relating to underground storage tanks), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now or hereafter in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

          "Hazardous Material" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

          (r)  LOAN PORTFOLIO; ALLOWANCE; ASSET QUALITY.

               (i) With respect to each loan owned by CNS or its Subsidiaries in whole or in part, to CNS's knowledge (A) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, (B) the note and the related security documents, copies of which are included in the loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable loan file and
(C) CNS or one of its Subsidiaries is the sole holder of legal and beneficial title to each loan reflected in the consolidated financial statements of CNS except as otherwise disclosed in the applicable loan file or on the books and records of CNS and its Subsidiaries.

               (ii) The allowance for loan losses reflected in CNS's statement of financial condition at December 31, 1998 was, and the allowance for loan losses shown on the balance sheets in CNS's Reports for periods ending after December 31, 1998 will be, in the opinion of management, adequate to provide for losses inherent in CNS's loan portfolio.

               (iii) CNS's Disclosure Letter sets forth a true and complete listing, as of September 30, 1999, of (A) all loans, leases, advances, credit enhancements, guarantees, other extensions of credit, commitments and interest-bearing assets of CNS and its Subsidiaries (collectively, "Loans") that have been classified (whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import listed by category, including the amounts thereof; (B) Loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on a non-accrual status,
(3) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (4) where a specific reserve allocation exists in connection therewith, listed by category, including the amounts thereof; and (C) Loans with any director, executive officer or five percent or greater stockholder of CNS or any of its Subsidiaries or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, including the amounts thereof. To the knowledge of CNS, neither CNS nor any of its Subsidiaries is a party to any Loan that is in violation of any law, regulation or rule of any Governmental entity. Any asset of CNS or any of its Subsidiaries that is classified as "Real Estate Owned" or words of similar import that is included in any non-performing assets of CNS or any of its Subsidiaries is listed in CNS's Disclosure Letter and is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

          (s)  DEPOSITS.   None of the deposits of CNS or any of
its Subsidiaries is a "brokered" deposit.

          (t)  ANTI-TAKEOVER PROVISIONS INAPPLICABLE.   CNS and
its Subsidiaries have taken all actions required to exempt CNS, ENB, Acquisition Sub, ENB Bank, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations.

          (u)  MATERIAL INTERESTS OF CERTAIN PERSONS.    No
officer or director of CNS, or any "associate" (as such term is defined in Rule 12b-2 under the Exchange Act of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CNS or any of its Subsidiaries.

          (v) INSURANCE. In the opinion of management, CNS and its Subsidiaries are presently insured, and since December 31, 1998 have been insured, for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by CNS and its Subsidiaries are in full force and effect, CNS and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

          (w)  INVESTMENT SECURITIES; DERIVATIVES.

               (i) Except for investments in Federal Home Loan Bank ("FHLB") Stock, pledges to secure FHLB borrowings, and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as "held to maturity," none of the investments reflected in the consolidated balance sheet of CNS at December 31, 1998, and none of the investment securities held by it or any of its Subsidiaries since December 31, 1998, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

               (ii) Except for adjustable-rate mortgage loans and adjustable-rate advances, neither CNS nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (a) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (b) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

          (x) INDEMNIFICATION. Except as provided in the certificate of incorporation or bylaws of CNS and the similar governing documents of its Subsidiaries, neither CNS nor any Subsidiary is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of CNS and, to the best knowledge of CNS, there are no claims for which any such person would be entitled to indemnification under the organization certificate of incorporation or bylaws of CNS or the similar governing documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

          (y) BOOKS AND RECORDS. The books and records of CNS and its Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

          (z) CORPORATE DOCUMENTS. Complete and correct copies of the certificate of incorporation, bylaws and similar governing documents of CNS and each of CNS's Subsidiaries, as in effect as of the date of this Agreement, have previously been delivered to ENB. The minute books of CNS and CNS Bank constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders. The minute books of each of CNS's other Subsidiaries constitutes a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and the stockholders of each such Subsidiary.

          (aa) YEAR 2000 MATTERS. CNS and its Subsidiaries have completed a review of their computer systems to identify systems that could be affected by the "Year 2000" issue and reasonably believe they have identified all such Year 2000 problems. CNS's management has developed and commenced implementation of a plan which is designed to complete any required initial changes to the computer systems of CNS and its Subsidiaries and to complete testing of those changes by December 31, 1999 (the "Year 2000 Plan"), a true and complete copy of which has been provided to ENB. Between the date of this Agreement and the Effective Time, CNS shall use commercially practicable efforts to implement and/or continue to undertake its Year 2000 Plan. Year 2000 issues have not had, and are not reasonably expected to have, a Material Adverse Effect on CNS and its Subsidiaries, taken as a whole.

          (bb) REGISTRATION STATEMENT. The information regarding CNS and its Subsidiaries to be supplied by CNS for inclusion in the Registration Statement on Form S-4 to be filed by ENB with the SEC under the Securities Act of 1933, as amended ("Securities Act") for the purpose of registering the shares of ENB Common Stock to be issued to CNS's shareholders in the Merger (including the proxy statement and prospectus constituting a part thereof) (as amended or supplemented from time to time, the "Registration Statement"), will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (cc) COMMUNITY REINVESTMENT ACT COMPLIANCE. CNS Bank is in material compliance with the applicable provisions of the Community Reinvestment Act ("CRA") and the regulations promulgated thereunder, and CNS Bank currently has a CRA rating of satisfactory or better. To CNS's knowledge, there is no fact or circumstance or set of facts or circumstances that would cause CNS Bank to fail to comply with such provisions or cause the CRA rating of CNS Bank to fall below satisfactory.

          (dd) UNDISCLOSED LIABILITIES. As of the date hereof, CNS and its Subsidiaries have not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) except for (i) liabilities reflected on or reserved against in the consolidated financial statements of CNS as of June 30, 1999,
(ii) liabilities incurred since June 30, 1999 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on CNS and its Subsidiaries, taken as a whole, and
(iii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with a proposed sale or merger of CNS.

          Section 2.4.   REPRESENTATIONS AND WARRANTIES OF ENB.
Subject to Sections 2.1 and 2.2, ENB represents and warrants to CNS that:

          (a)  ORGANIZATION.

               (i) ENB is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is registered as a bank holding company under the Bank Holding Company Act, as amended ("BCHA"). ENB Bank is a bank duly organized, validly existing and in good standing under the laws of the United States of America and is a Subsidiary of ENB. Each Subsidiary of ENB other than ENB Bank is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of ENB and its Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

               (ii) Acquisition Sub is a corporation, duly organized, validly existing and in good standing under the laws of Missouri, all of the outstanding capital stock of which is, or will be prior to the Effective Time, owned directly or indirectly by ENB free and clear of any lien, charge or other encumbrance. From and after its incorporation, Acquisition Sub has not and will not engage in any activities other than in connection with or as contemplated by this Agreement. Acquisition Sub has, or will have prior to the Effective Time, all corporate power and authority to consummate the transactions contemplated hereunder and carry out all of its obligations with respect to such transactions. The consummation of the transactions contemplated hereby has been, or will have been prior to the Closing, duly and validly authorized by all necessary corporate action in respect thereof on the part of Acquisition Sub.

               (iii) ENB and each of its Subsidiaries has the requisite corporate power and authority and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

               (iv) All of the shares of capital stock of ENB Bank and Union State Bank and Trust of Clinton are fully paid, nonassessable and not subject to any preemptive rights and (except for directors' qualifying shares) are owned, directly or indirectly, by ENB free and clear of any claims, liens, encumbrances or restrictions (other than those imposed by applicable federal and state securities laws) and there are no agreements or understandings with respect to the voting or disposition of any such shares.

               (v) The deposits of ENB Bank and Union State Bank and Trust of Clinton are insured by the Bank Insurance Fund of the FDIC to the extent provided in the FDIA.

          (b)  CAPITAL STRUCTURE.

               (i) The authorized capital stock of ENB consists of 1,500,000 shares of ENB Common Stock. As of the date of this Agreement (A) 1,077,723 shares of ENB Common Stock were issued and outstanding, (B) no shares of ENB Common Stock were reserved for issuance, and (C) no shares of ENB Common Stock were held by ENB in its treasury or by its Subsidiaries. All outstanding shares of ENB Common Stock are duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.

               (ii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote of ENB are issued or outstanding.

               (iii)     As of the date of this Agreement,
neither ENB nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating ENB or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of ENB or of any of its Subsidiaries (other than subscriptions to purchase ENB stock for $60 per share) or obligating ENB or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of ENB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of ENB or any of its Subsidiaries.

          (c)  AUTHORITY.

               (i) ENB has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of all required regulatory or governmental approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of ENB. This Agreement has been duly and validly executed and delivered by ENB and constitutes a valid and binding obligation of ENB, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

               (ii) ENB Bank has all requisite corporate power and authority to enter into the Plan of Bank Merger and, subject to approval of the Plan of Bank Merger by the stockholders of ENB Bank and the receipt of all required regulatory or governmental approvals, to consummate the transactions contemplated thereby. The execution and delivery of the Plan of Bank Merger and, subject to the approval of the stockholders of ENB Bank, the consummation of the transactions contemplated thereby, have been duly authorized by the Board of Directors of ENB Bank. The Plan of Bank Merger, upon execution and delivery by ENB Bank, will be duly and validly executed and delivered by ENB Bank and will constitute a valid and binding obligation of ENB Bank, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

          (d)  STOCKHOLDER APPROVAL.  No approval of this
Agreement by the stockholders of ENB is required for the consummation of the Merger and the related transactions contemplated hereby.

          (e) NO VIOLATIONS; CONSENTS. The execution, delivery and performance of this Agreement by ENB do not, and the consummation of the transactions contemplated hereby will not, constitute (i) assuming receipt of all Requisite Regulatory Approvals, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license to which ENB or any of its Subsidiaries (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the articles of incorporation or bylaws of ENB or the similar organizational documents of any of its Subsidiaries or (iii) a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of ENB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which ENB or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject. The consummation by ENB and ENB Bank of the transactions (including the Bank Merger) contemplated hereby (exclusive of the effect of any changes effected pursuant to Section 1.7) will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, or instrument, other than (w) the approval of ENB as the sole shareholder of Acquisition Sub, (x) the approval of the shareholders of ENB Bank, (y) the approval of the Board of Governors of the Federal Reserve System ("FRB") under the BHCA, the approval of the Comptroller of the Currency of the Bank Merger and of the payment by ENB Bank of a dividend sufficient to fund the payment of the Cash Consideration (collectively, the "Requisite Regulatory Approvals"), and
(z) such approvals, consents or waivers as are required under the federal and state securities or "blue sky" laws in connection with the transactions contemplated by this Agreement. As of the date hereof, the executive officers of ENB know of no reason pertaining to ENB why any of the approvals referred to in this
Section 2.4(d) should not be obtained without the imposition of any material condition or restriction described in the last sentence of Section 5.1(b).

          (f)  REPORTS AND FINANCIAL STATEMENTS.

               (i) ENB and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1996 with (a) the FDIC, (b) the FRB, (c) the Missouri Division of Finance, (d) the Comptroller of the Currency, (e) the NASD, and
(f) the SEC (collectively, "ENB's Reports") and, to ENB's knowledge, have paid all fees and assessments due and payable in connection therewith. As of their respective dates, none of ENB's Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All of ENB's Reports filed with the SEC complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

               (ii) Each of the financial statements of ENB included in ENB's Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, as permitted by the SEC). Each of the consolidated statements of condition contained or incorporated by reference in ENB's Reports (including in each case any related notes and schedules) and each of the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity, contained or incorporated by reference in ENB's Reports (including in each case any related notes and schedules) fairly presented (a) the financial position of the entity or entities to which it relates as of its date and
(b) the results of operations, stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end adjustments that are not material in amount or effect), in each case in accordance with GAAP, except as may be noted therein.

          (g)  ABSENCE OF CERTAIN CHANGES OR EVENTS.   Except as
disclosed in ENB's Reports filed on or prior to the date of this Agreement, since December 31, 1998, no event has occurred or circumstances arisen which has had or might reasonably be expected to have a Material Adverse Effect with respect to ENB and its Subsidiaries, taken as a whole.

          (h) ABSENCE OF CLAIMS. No litigation, proceeding, controversy, claim, action or suit or other legal, administrative or arbitration proceeding before any court, governmental agency or arbitrator is pending or has been threatened against ENB or any of its Subsidiaries that would reasonably be expected to prevent or adversely affect or which seeks to prohibit the consummation of the transactions contemplated by this Agreement or which would have a Material Adverse Effect with respect to ENB and its Subsidiaries taken as a whole.

          (i) ABSENCE OF REGULATORY ACTIONS. Neither ENB nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar written undertaking to, or is subject to any action, proceeding, order or directive by, or is a recipient of any extraordinary supervisory letter from any
      Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, nor has it been advised by any Governmental Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar written undertaking.

          (j) TAXES. All federal, state, local and foreign tax returns required to be filed by or on behalf of ENB or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by ENB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on ENB's balance sheet (in accordance with GAAP). As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of ENB or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where ENB or any of its Subsidiaries do not file tax returns that ENB or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to ENB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on ENB's balance sheet (in accordance with GAAP). ENB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. ENB and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and ENB and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither ENB nor any of its Subsidiaries (i) has made an election under Section 341(f) of the IRC, or (ii) has issued or assumed any obligation under Section 279 of the IRC, any high yield discount obligation as described in Section 163(i) of the IRC or any registration-required obligation within the meaning of Section 163(f)(2) of the IRC that is not in registered form.

          (k)  AGREEMENTS.    (i)  Except for arrangements made
in the ordinary course of business, ENB and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-B) to be performed after the date hereof that has not been filed with or incorporated by reference in ENB's Reports.

               (ii) Neither ENB nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of ENB, no other party to any such agreement (excluding any loan or extension of credit made by ENB or any of its Subsidiaries) is in default in any respect thereunder.

               (iii) ENB and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and neither ENB nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of ENB and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

          (l) ENB COMMON STOCK. The shares of ENB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

          (m) LABOR MATTERS. ENB and its Subsidiaries are in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. Neither ENB nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is ENB or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving ENB or any of its Subsidiaries pending or threatened.

          (n) COMPLIANCE WITH LAWS. ENB and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of ENB, no suspension or cancellation of any of them is threatened. Since the date of its incorporation, the corporate affairs of ENB have not been conducted in violation of any law, ordinance, regulation, order, writ, rule, decree or approval of any Governmental Entity. Neither ENB nor any of its Subsidiaries are in material violation of, is, to the knowledge of ENB, under investigation with respect to any material violation of, or has been given notice or been charged with any material violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity.

          (o) ENVIRONMENTAL MATTERS. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of ENB, threatened before any court, governmental agency or board or other forum against ENB or any of its Subsidiaries for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries. To ENB's knowledge, the properties currently owned or operated by ENB or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law. Neither ENB nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, request or other communication (written or oral) for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law. To ENB's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by ENB or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by ENB or any of its Subsidiaries. To ENB's knowledge, during the period of ENB's or any of its Subsidiaries ownership or operation of any of their respective current properties, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To ENB's knowledge, prior to the period of ENB's or any of its Subsidiaries ownership or operation of any of their respective current properties, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

          (p) YEAR 2000 MATTERS. ENB has completed a review of its computer systems to identify systems that could be affected by the "Year 2000" issue and reasonably believes it has identified all Year 2000 problems. ENB's management has developed and commenced implementation of a plan which is designed to complete any required initial changes to its computer systems and to complete testing of those changes by December 31, 1999. Between the date of this Agreement and the Effective Time, ENB shall use commercially practicable efforts to implement and/or continue to undertake such plan. Year 2000 issues have not had and are not reasonably expected to have a Material Adverse Effect on ENB and its subsidiaries, taken as a whole, and are not reasonably expected to prevent or adversely affect the ability of ENB to obtain the Requisite Regulatory Approvals.

          (q) REGISTRATION STATEMENT. The information regarding ENB and its Subsidiaries to be supplied by ENB for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (r) COMMUNITY REINVESTMENT ACT COMPLIANCE. ENB's depository institution Subsidiaries are each in material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and each currently has a CRA rating of satisfactory or better. To ENB's knowledge, there is no fact or circumstance or set of facts or circumstances that would cause any of its depository institution Subsidiaries to fail to comply with such provisions or cause the CRA rating of any such institution to fall below satisfactory.

          (s) AVAILABILITY OF FUNDS. Upon payment of a dividend or dividends prior to the Effective Time from one or more Subsidiaries of ENB aggregating an amount equal to the Cash Consideration, ENB will have sufficient funds available to carry out its obligations under this Agreement. Such Subsidiaries have capital and access to funds sufficient to pay such dividends.

          (t) UNDISCLOSED LIABILITIES. As of the date hereof, ENB and its Subsidiaries have not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) except for (i) liabilities reflected on or reserved against in the consolidated financial statements of ENB as of June 30, 1999,
(ii) liabilities incurred since June 30, 1999 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had. and would not reasonably be expected to have, a Material Adverse Effect on ENB and its Subsidiaries, taken as a whole.

          (u) PENDING SUBSCRIPTION OFFERING. ENB will conduct its proposed subscription offering in compliance with all applicable federal and state securities laws, including all registration or qualification requirements under such laws, and the offering documents used in connection with the proposed subscription offering will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


                           ARTICLE III
                    CONDUCT PENDING THE MERGER

          Section 3.1. CONDUCT OF CNS'S BUSINESS PRIOR TO THE EFFECTIVE TIME. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, CNS shall, and shall cause its Subsidiaries to, use its best efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice, (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of CNS or ENB to perform their respective covenants and agreements on a timely basis under this Agreement,
(iv) take no action which would adversely affect or delay the ability of CNS, CNS Bank, ENB or ENB Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, (v) take no action that results in or is reasonably likely to have a Material Adverse Effect on CNS or CNS Bank, (vi) continue to implement its Year 2000 Plan in accordance with its terms, (vii) maintain insurance in such amounts and against such risks and losses as are customary for companies engaged in a similar business, (viii) confer on a regular and frequent basis with one or more representatives of ENB to discuss, subject to applicable law, material operational matters and the general status of the ongoing operations of CNS and its Subsidiaries, (ix) promptly notify ENB of any material change in its business, properties, assets, condition (financial or otherwise) or results of operations, and (x) promptly provide ENB with copies of all filings made by CNS or any of its Subsidiaries with any state or federal court, administrative agency, commission or other Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

          Section 3.2. FORBEARANCE BY CNS. Without limiting the covenants set forth in Section 3.1 hereof, except as otherwise provided in this Agreement and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, CNS shall not, and shall not permit any of its Subsidiaries to, without the prior consent of ENB:

          (a) unless required by applicable law or regulation or regulatory directive, change any provisions of the certificate of incorporation or bylaws of CNS or the similar governing documents of its Subsidiaries;

          (b) issue, deliver or sell any shares of its capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock or change the terms of any of its outstanding stock options or warrants or issue, grant or sell any option, warrant, call, commitment, stock appreciation right, right to purchase or agreement of any character relating to the authorized or issued capital stock of CNS except pursuant to the exercise of stock options or warrants outstanding as of the date of this Agreement, or split, combine, reclassify or adjust any shares of its capital stock or otherwise change its capitalization;

          (c) make, declare or pay any cash or stock dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, provided, however, that CNS may pay normal quarterly cash dividends of not more than $0.09 per share of CNS Common Stock (except that CNS shall not declare or pay any cash dividend with respect to any quarter in which the Effective Time is anticipated to occur if the record date for ENB's normal cash dividend for such quarter is scheduled to occur after the Effective Time). Subject to applicable regulatory restrictions, if any, CNS Bank may pay a cash dividend that is, in the aggregate, sufficient to fund any dividend by CNS permitted hereunder;

          (d) other than in the ordinary course of business consistent with past practice, (i) sell, transfer, assign, mortgage, encumber or otherwise dispose of any of its material properties, leases, assets or other rights or agreements to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary of CNS or (ii) cancel, release or assign any indebtedness of any such individual, corporation or other entity;

          (e) except to the extent required by law or as specifically provided for elsewhere herein, increase in any manner the compensation or fringe benefits of any of its employees or directors, other than general increases in compensation for non-executive officer employees in the ordinary course of business consistent with past practice; pay any pension or retirement allowance not required by any existing plan or agreement to any employees or directors, or become a party to, amend or commit itself to fund or otherwise establish any trust or account related to any CNS Employee Plan (as defined in Section 2.3(m)) with or for the benefit of any employee or director; voluntarily accelerate the vesting of any stock options or other compensation or benefit; grant or award any stock options; make any discretionary contribution to any CNS Employee Plan; hire any employee with an annual total compensation payment in excess of $30,000; or enter into any employment contract or other agreement or arrangement with any director, officer or other employee;

          (f) except as contemplated by Section 4.2, change its method of accounting as in effect at September 30, 1999, except as required by changes in GAAP as concurred in by CNS's independent auditors;

          (g) settle any claim, action or proceeding involving any liability of CNS or any of its Subsidiaries for money damages in excess of $25,000 or impose material restrictions upon the operations of CNS or any of its Subsidiaries;

          (h) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to CNS, except in satisfaction of debts previously contracted;

          (i) except pursuant to commitments existing at the date hereof which have previously been disclosed to ENB, other than in the ordinary course consistent with past practice, make any real estate loans secured by undeveloped land or real estate located outside the State of Missouri (other than real estate secured by one-to-four family homes) or make any construction loans (other than construction loans secured by one-to-four family homes) outside the State of Missouri;

          (j) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

          (k) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $25,000 and other than investments for CNS's portfolio made in accordance with Section 3.2(l), make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

          (l) make any investment in any debt security, including mortgage-backed and mortgage-related securities (other than U.S. government and U.S. government agency securities with final maturities not greater than five years, mortgage-backed or mortgage related securities which would not be considered "high risk" securities pursuant to Thrift Bulletin Number 52 issued by the OTS or securities of the FHLB, in each case that are purchased in the ordinary course of business consistent with past practice), or materially restructure or change its investment securities portfolio, through purchases, sales or otherwise;

          (m) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate
      payments of less than, or the provision of goods or
services with a market value of less than, $20,000 per annum and other than contracts or agreements covered by Section 3.2(n);

          (n) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (A) in conformity with existing lending practices in amounts not to exceed an aggregate of $300,000 with respect to any individual borrower or (B) loans or advances as to which CNS has a binding obligation to make such loan or advances as of the date hereof;

          (o) incur any additional borrowings other than short-term (six months or less) FHLB borrowings and reverse repurchase agreements consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of CNS or any Subsidiary in effect at the date hereof or in connection with borrowings or reverse repurchase agreements permitted hereunder;

          (p) make any capital expenditures in excess of $15,000 per expenditure other than pursuant to binding commitments existing on the date hereof disclosed in the CNS Disclosure
Schedule and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

          (q) organize, capitalize, lend to or otherwise invest in any Subsidiary;

          (r) elect to any senior executive office any person who is not a member of the senior executive officer team of CNS as of the date of this Agreement or elect to the Board of Directors of CNS any person who is not a member of the Board of Directors of CNS as of the date of this Agreement;

          (s) engage in any transaction that is not in the usual and ordinary course of business and consistent with past practices;

          (t)  enter into any new line of business;

          (u) take or omit to take any action that is intended or may reasonably be expected to result in any of CNS's representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or which would make any of such representations and warranties untrue or incorrect in any material respect if made anew after taking such action;

          (v) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;

          (w) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or officer of CNS or any of its Subsidiaries, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan; or

          (x) agree or make any commitment to take any action that is prohibited by this Section 3.2.

          In the event that ENB does not respond in writing to CNS within five business days of receipt by ENB of a written request for CNS to engage in any of the actions for which ENB's prior written consent is required pursuant to this Section 3.2, ENB shall be deemed to have consented to such action. Any request by CNS or response thereto by ENB shall be made in accordance with the notice provisions of Section 8.7, shall note that it is a request pursuant to this Section 3.2 and shall state that a failure to respond within five business days shall constitute consent.

          Section 3.3.   CONDUCT OF ENB'S BUSINESS PRIOR TO THE
EFFECTIVE TIME.   Except as expressly provided in this Agreement,
during the period from the date of this Agreement to the Effective Time, ENB shall, and shall cause its Subsidiaries to, use its best efforts to (i) conduct its business in the regular, ordinary and usual course consistent with past practice; (ii) maintain and preserve intact its business organization, properties. leases, employees and advantageous business relationships; (iii) take no action which would materially adversely affect or delay the ability of CNS or ENB to perform their respective covenants and agreements on a timely basis under this Agreement and (iv) take no action which would adversely affect or delay the ability of CNS, ENB, CNS Bank or ENB Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction.


                            ARTICLE IV
                            COVENANTS

          Section 4.1. ACQUISITION PROPOSALS. From and after the date hereof until the termination of this Agreement, neither CNS or CNS Bank, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by CNS or any of its Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other
      representative retained by any of its Subsidiaries to take any such action; provided, however, that nothing contained in this Section 4.1 shall prohibit the Board of Directors of CNS from (i) furnishing information to, or entering into discussions or negotiations with any, person or entity that makes an unsolicited written, bona fide proposal to acquire CNS pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of CNS receives a written opinion from its independent financial advisor that such proposal may be superior to the Merger from a financial point-of-view to CNS's stockholders, (B) the Board of Directors of CNS, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of CNS to comply with its fiduciary duties to stockholders under applicable law (such proposal that satisfies (A) and (B) being referred to herein as a "Superior Proposal") and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, CNS (x) provides reasonable notice to ENB to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form;
(ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer; or (iii) failing to make or withdrawing or modifying its recommendation and entering into a Superior Proposal if there exists a Superior Proposal and the Board of Directors of CNS, after consultation with independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of CNS to comply with its fiduciary duties to stockholders under applicable law. CNS shall notify ENB orally and in writing of any Acquisition Proposal (including, without limitation, the terms and conditions of any such Acquisition Proposal and the identity of the person making such Acquisition Proposal) as promptly as practicable (but, in any event, no later than 24 hours) after the receipt thereof and shall keep ENB informed of the status and details of any such Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" shall mean any of the following (other than the transactions contemplated hereunder) involving CNS or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of CNS or CNS Bank, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of CNS or the filing of a registration statement under the Securities Act of 1933 in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          Section 4.2.   CERTAIN POLICIES AND ACTIONS OF CNS.

          (a) CNS shall cause CNS Bank to sell all mutual fund shares which it owns as soon as practicable after the date of this Agreement.

          (b) At the request of ENB, CNS shall cause CNS Bank to modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices after the date on which all Requisite Regulatory Approvals and stockholder approvals are received, and after receipt of written confirmation from ENB that it is not aware of any fact or circumstance that would prevent completion of the Merger, and prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of ENB Bank; provided, however, that CNS shall not be required to take such action more than 30 days prior to the Effective Date; and provided, further, that such policies and procedures are not prohibited by GAAP or any applicable laws and regulations. Notwithstanding the foregoing except to the extent provided in
Section 1.2(b), CNS Bank shall not be required to increase its levels of reserves pursuant to this Section 4.2(b) until after the Merger Consideration has been calculated in accordance with
Section 1.2.

          (c) CNS's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of Section 4.2(b). ENB agrees to hold harmless, indemnify and defend CNS and its Subsidiaries, and their respective directors, officers and employees, for any loss, claim, liability or other damage caused by or resulting from compliance with Section 4.2(b).

          Section 4.3.   ACCESS AND INFORMATION.   Upon
reasonable notice, CNS shall (and shall cause its Subsidiaries to) afford ENB and its representatives (including, without limitation, directors, officers and employees of ENB and its affiliates and counsel, accountants and other professionals retained by ENB) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to CNS and its Subsidiaries as ENB may reasonably request; provided, however, that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made herein. CNS shall provide ENB with true and complete copies of all financial and other information relating to the business or operations of CNS and its Subsidiaries that is provided to directors of CNS and CNS Bank in connection with meetings of their Board of Directors of committees thereof. In furtherance, and not in limitation of the foregoing, CNS shall make available to ENB all information necessary or appropriate for the preparation and filing of all real property and real estate transfer tax returns and reports required by reason of the Merger or the Bank Merger. ENB will not, and will cause its representatives not to, use any information obtained pursuant to this Section 4.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, ENB will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 4.3 unless such information (i) was already known to ENB or an affiliate of ENB, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to ENB or an affiliate of ENB from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of CNS or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto (or an affiliate of any party hereto) to be returned to the party that furnished the same.

          Section 4.4.   CERTAIN FILINGS, CONSENTS AND
ARRANGEMENTS. ENB shall as soon as practicable and in cooperation with CNS (and in any event within 45 days after the date hereof) make, or cause to be made, any filings and applications and provide any notices required to be filed or provided in order to obtain all approvals, consents and waivers of Governmental Entities and third parties necessary or appropriate for the consummation of the transactions contemplated hereby, including approvals needed for the payment of any special dividends required to fund the Cash Consideration. ENB and CNS each shall provide the other and its counsel with an opportunity to review all filings, applications and notices prior to their being submitted to any governmental authority and shall provide the other with copies of all filings, applications and notices submitted to any governmental authority.

          Section 4.5. ANTITAKEOVER PROVISIONS. CNS and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt ENB, Acquisition Sub, ENB Bank, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in CNS's or its Subsidiaries' organization certificates and bylaws and the provisions of any federal or state antitakeover laws.

          Section 4.6.   ADDITIONAL AGREEMENTS.   Subject to the
terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including the Merger and the Bank Merger, as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

          Section 4.7.   PUBLICITY.   CNS and ENB shall consult
with each other in issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

          Section 4.8.   STOCKHOLDERS MEETING.   CNS shall take
all action necessary, in accordance with applicable law and its Certificate of Incorporation and Bylaws, to convene a meeting of its stockholders ("Stockholder Meeting") as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement, the Merger and the other transactions provided for in this Agreement. Except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised by such Board's counsel, the Board of Directors of CNS shall (a) recommend at its Stockholder Meeting that the stockholders vote in favor of and approve the transactions provided for in this Agreement and (b)
use its best reasonable efforts to solicit such approvals.   CNS
may employ professional proxy solicitors to assist in contacting stockholders in connection with soliciting favorable votes on the Merger.

          Section 4.9.   PROXY STATEMENT; PROSPECTUS.

          (a) For the purposes (i) of registering the shares of ENB Common Stock to be offered to holders of CNS Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (ii) of holding the CNS Stockholders Meeting, ENB and CNS shall jointly prepare a combined proxy statement and prospectus satisfying all applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by CNS to the CNS stockholders, together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement-Prospectus"). ENB shall prepare and file the Registration Statement, in which the Proxy Statement-Prospectus will be included, with the SEC. Each of ENB and CNS shall use their best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and CNS shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. ENB shall also use its best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and CNS shall furnish all information concerning CNS and the holders of CNS Common Stock as may be reasonably requested in connection with any such action.

          (b) ENB shall notify CNS promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to CNS promptly copies of all correspondence between ENB or any representative of ENB and the SEC. ENB shall give CNS and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of ENB and CNS agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of CNS Common Stock entitled to vote at the CNS Stockholders Meeting referred to in Section 4.8 hereof at the earliest practicable time.

          (c) CNS and ENB shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, CNS shall cooperate with ENB in the preparation of a supplement or amendment to such Proxy Statement-Prospectus which corrects such misstatement or omission, and ENB shall file an amended Registration Statement with the SEC, and CNS shall mail an amended Proxy Statement-Prospectus to CNS's stockholders.

          Section 4.10. NOTIFICATION OF CERTAIN MATTERS. Each party shall give prompt notice to the other of: (a) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under
      any contract material to the financial condition,
properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (b) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect with respect to such party and its Subsidiaries taken as a whole. Each of CNS and ENB shall give prompt notice to the other party of any (i) notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement and (ii) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any respect at any time from the date hereof to the Effective Time or to cause any covenant, condition or agreement under this Agreement not to be complied with or satisfied in all material respects.

          Section 4.11.  EMPLOYEES, DIRECTORS AND OFFICERS.

          (a) All persons who are employees of CNS Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of ENB Bank; provided, however, that in no event shall any of CNS's employees be officers of ENB Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of ENB Bank. All of the Continuing Employees shall be employed at the will of ENB Bank and no contractual right to employment shall inure to such employees because of this Agreement. ENB will use its best efforts to retain all of the employees of CNS Bank, subject to the qualifications of such employees and the needs of ENB Bank.

          (b) Except as otherwise provided in paragraph (d) of this Section 4.11, appropriate steps shall be taken to terminate all CNS Employee Plans as of the Effective Time or as promptly as
practical thereafter.   Immediately following the Effective Time,
each Continuing Employee shall be eligible to participate in ENB's benefit plans on the same basis as a new employee of ENB or ENB Bank (it being understood that inclusion of Continuing Employees in ENB's benefit plans may occur at different times with respect to different plans). Service with CNS or CNS Bank shall be treated as service with ENB Bank for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitation with respect to any ENB or ENB Bank "welfare benefit plan", as defined in Section 3(1) of ERISA, but not with respect to any pension, profit sharing or any other employee benefit plan unless the Continuing Employee remains in the service of ENB for at least one year immediately following the Effective Time. Each Continuing Employee shall receive credit for service with CNS or CNS Bank for purposes of computing vacation pay benefits.

          (c) ENB agrees to honor the existing employment agreement with CNS's chief executive officer, including the change in control provisions of such agreement, CNS's Executive Deferred Compensation Plan, and CNS's Management Recognition and
Development Plan.   Payments under such agreement and plans may
be made by CNS immediately prior to the Effective Time if so agreed to by ENB, or on such other schedule as may be mutually agreed upon by the individual employee and ENB. ENB also agrees to honor the deferred fee arrangement with Director Richard E. Caplinger.

          (d) At or immediately prior to the Effective Time, the CNS Employee Stock Ownership Plan ("ESOP") shall be terminated on such terms and conditions as CNS shall determine. As soon as administratively practicable after the Effective Time, any loan between CNS and the ESOP shall be repaid in full from the Cash Consideration received for unallocated shares of CNS Common Stock held by the ESOP (or, if such amount is insufficient to repay the loan, through the sale of a sufficient number of shares of ENB Common Stock) upon the conversion pursuant to the Merger of such shares of CNS Common Stock held by the ESOP. Any remaining Cash Consideration or ENB Common Stock received for such unallocated shares after such repayment shall be allocated as investment earnings of the ESOP to the ESOP accounts of those CNS or CNS Bank employees who are ESOP participants and beneficiaries (the "ESOP Participants") in accordance with the terms of the ESOP as amended with respect to such termination and as in effect on the Effective Time. All ESOP Participants shall fully vest and have a nonforfeitable interest in their accounts under the ESOP determined as of the Effective Time. As soon as practicable after the receipt of a favorable determination letter from the IRS as to the tax qualified status of the ESOP upon its termination under Section 401(a) and 4975(e) of the IRC, distributions of the benefits under the ESOP shall be made to the ESOP Participants in accordance with the provisions of the ESOP. To the extent that ENB Common Stock is not "readily tradeable on an established securities market" within the meaning of Section 409(h) of the IRC, ENB shall honor the provisions of the ESOP relating to the put option provided by Section 409(h) and will comply with the independent appraisal requirements of
Section 401(a)(28)(C) of the IRC.

          (e) CNS shall use its best efforts to obtain from each holder of an CNS Option and to deliver to ENB at or before the Closing (as defined in Section 7.1) an agreement to the cancellation of such holder's CNS Options in exchange for a cash payment as described in Section 1.5.

          (f) Any employee of CNS or any CNS Subsidiary (i) whose employment with ENB or any ENB Subsidiary is terminated by ENB or (ii) who voluntarily terminates employment in circumstances where, without the employee's consent, there has occurred (x) a material reduction in the employee's level of compensation and benefits as in effect immediately prior to the Effective Time, (y) a material change in the employee's functions, duties or responsibilities which would cause the employee's position to be one of lesser responsibility, importance or scope than immediately prior to the Effective Time or (z) a change in location of the location of the employee's job or office immediately prior to the Effective Time by more than 25 miles, at the Effective Time and for a one (1) year period thereafter and shall be entitled to receive (a) a lump-sum severance benefit in an amount equal to one weeks' pay for each year of employment with CNS or any CNS Subsidiary, (with partial years of service included in the calculation on a pro-rated basis), up to a maximum of eight weeks' pay, and (b) continuation of health benefits, on the same terms and conditions applicable to ENB's active employees, for the same number of weeks factored into the calculation of severance payments, up to a maximum of eight weeks, and thereafter COBRA benefits for an additional period of time determined as though the employee terminated employment upon expiration of the period covered by said continued health benefits.

          Section 4.12.  INDEMNIFICATION.

          (a) From and after the Effective Time through the sixth anniversary of the Effective Date, ENB (and any successor) agrees to indemnify and hold harmless each present and former director and officer of CNS and its Subsidiaries and each officer or employee of CNS and its Subsidiaries that is serving or has served as a director or trustee of another entity expressly at CNS's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, and to advance any such Costs to each Indemnified Party as they are from time to time incurred, in each case to the fullest extent such Indemnified Party would have been permitted to be indemnified as a director, officer or employee of CNS and its Subsidiaries and under the DGCL (as in effect on the Effective Date).

          (b)  Any Indemnified Party wishing to claim
indemnification under Section 4.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify ENB thereof, but the failure to so notify shall not relieve ENB of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice ENB. In the event of any such claim, action, suit, proceeding or investigation: (i) ENB shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and ENB shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if ENB does not elect to assume such defense within a reasonable time or counsel for the Indemnified Party at any time advises that there are issues which raise conflicts of interest between ENB and the Indemnified Party (and counsel for ENB does not disagree), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and ENB shall remain responsible for the reasonable fees and expenses of such counsel as set forth above, to be paid promptly as statements therefor are received; provided, however, that ENB shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter; and (iii) ENB shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against, or defenses available to, such Indemnified Party.

          (c) ENB shall pay all reasonable Costs, including attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations
      provided for in this Section 4.12 to the fullest extent permitted by law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law.

          (d) ENB shall maintain CNS's existing directors and officers' insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CNS's existing policy, including ENB's existing policy if its meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Date.

          (e) In the event ENB or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of ENB assume the obligations set forth in this
Section 4.12.

          (f) The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

          Section 4.13.  YEAR 2000.   From the date hereof until
the Effective Time, with respect to all computer systems of CNS and its Subsidiaries, CNS hereby covenants and agrees (a) to use its best efforts to comply with all Federal Financial Institution Examination Council Year 2000 regulations and guidelines and (b) that CNS and CNS Bank will each take all actions necessary to receive a rating of "Satisfactory" or better on any Year 2000 compliance examination conducted by their respective examining agencies.

          Section 4.14 STOCK LISTING. ENB shall file an application for listing the ENB Common Stock on the Nasdaq Stock Market and shall use its best efforts to cause the ENB Common Stock to be listed on the Nasdaq Stock Market as of the Effective Time of the Merger, provided, that if such listing would require action to be taken at a shareholders meeting of ENB, ENB shall use its best efforts to cause the ENB Common Stock to be listed on the Nasdaq Stock Market within 20 days after ENB's 2000 annual meeting of shareholders, which will be held not later than May 15, 2000.

          Section 4.15.  AFFILIATE LETTERS.   CNS has delivered
to ENB a letter identifying all persons who, to the knowledge of CNS, may be deemed to be "affiliates" of CNS under Rule 145 of the Securities Act of 1933, including, without limitation, all directors and executive officers of CNS. Prior to or concurrently herewith, CNS has delivered executed letter agreements, each substantially in the form attached hereto as EXHIBIT B, executed by each director of CNS agreeing (a) to comply with Rule 145 and, in the case of persons who are directors of CNS, (b) to be present in person or by proxy and vote in favor of the Merger at any meeting of CNS's stockholders called for the purpose of considering and approving the Merger and this Agreement, to the extent that such person is entitled to vote thereat. CNS agrees to obtain letter agreements to the same effect from all other persons identified as affiliates of CNS within three weeks after the date hereof.

          Section 4.16.  TAX-FREE REORGANIZATION TREATMENT.
Prior to the Effective Time, neither ENB nor CNS shall intentionally take, fail to take, or cause to be taken or not taken, or cause or permit any of their respective Subsidiaries to take, fail to take, or cause to be taken or not taken, any action within its control that would disqualify the Merger as a reorganization within the meaning of Section 368(a) of the IRC. Subsequent to the Effective Time, ENB shall not take any action within its control that would disqualify the Merger as a reorganization under the IRC.

          Section 4.17 ACQUISITION SUB. Prior to the Effective Time, ENB will take any and all necessary action to cause (i) Acquisition Sub to become a direct wholly-owned subsidiary of ENB and (ii) the directors and stockholder or stockholders of Acquisition Sub to approve the transactions contemplated by this Agreement.

          Section 4.18 SUBSCRIPTION OFFERING. CNS shall cooperate with ENB in providing information and public documents respecting CNS reasonably requested by ENB for inclusion in ENB's offering circular in connection with its subscription offering, which information and documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.


                            ARTICLE V
                    CONDITIONS TO CONSUMMATION

          Section 5.1. CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

          (a) This Agreement shall have been approved by the requisite vote of CNS's stockholders in accordance with applicable laws and regulations.

          (b) The Requisite Regulatory Approvals, the consent of the OTS and any other required waivers with respect to this Agreement and the transactions contemplated hereby shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; and all other consents, waivers and approvals of any third parties which are necessary to permit the consummation of the Merger and the other transactions contemplated hereby shall have been obtained or made except for those the failure to obtain would not have a Material Adverse Effect (i) on CNS and its Subsidiaries taken as a whole or (ii) on ENB and its Subsidiaries taken as a whole. No such approval or consent shall have imposed any condition or requirement that would so materially and adversely impact the economic or business benefits to ENB or CNS of the transactions contemplated hereby that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

          (c) No party hereto shall be subject to any order, decree, ruling or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement.

          (d) No statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement.

          (e) The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

          (f) ENB shall have received the letter agreement referred to in Section 4.15 from each affiliate of CNS.

          (g) No litigation, claim, action, suit or other legal administrative proceeding challenging the Merger or the Bank Merger shall be pending against any party hereto or any of its Subsidiaries, directors or officers, which in the opinion of counsel for ENB is likely to result in the incurring of damages and defense costs not covered by insurance by ENB or any of its Subsidiaries or by any person or persons whom ENB would be required to indemnify in an aggregate amount exceeding $350,000.

          (h) ENB and CNS each shall have received an opinion of Stinson, Mag & Fizzell, P.C., counsel to ENB, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to ENB and CNS, respectively, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

               (i) No gain or loss will be recognized by ENB, ENB Bank, CNS or CNS Bank as a result of the Merger;

               (ii) Except to the extent of any Cash
Consideration, no gain or loss will be recognized by the stockholders of CNS who exchange their CNS Common Stock for ENB
Common Stock pursuant to the Merger;

               (iii)     The tax basis of ENB Common Stock
received by stockholders who exchange their CNS Common Stock for ENB Common Stock in the Merger will be the same as the tax basis of CNS Common Stock surrendered pursuant to the Merger reduced by the Cash Consideration and any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange; and

               (iv) The holding period of ENB Common Stock received by each stockholder in the Merger will include the holding period of CNS Common Stock exchanged therefor, provided that such stockholder held such CNS Common Stock as a capital asset on the Effective Date.

          Such opinion may be based on, in addition to the review of such matters of fact and law as Stinson, Mag & Fizzell, P.C. considers appropriate, (x) representations made at the request of Stinson, Mag & Fizzell, P.C. by ENB, ENB Bank, CNS, CNS Bank, or any combination of such persons and (y) certificates provided at the request of Stinson, Mag & Fizzell, P.C. by officers of ENB, ENB Bank, CNS, CNS Bank and other appropriate persons.

          Section 5.2. CONDITIONS TO THE OBLIGATIONS OF ENB AND ENB BANK. The obligations of ENB and ENB Bank to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions:

          (a) Each of the obligations of CNS and CNS Bank, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of CNS and CNS Bank contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), and ENB shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of CNS.

          (b) On the Closing Date, Dissenters' Shares shall not constitute more than 10% of the outstanding shares of CNS Common
Stock.

          (c) ENB shall have received the opinion of counsel to CNS and CNS Bank with respect to those matters set forth on Exhibit C hereto in form and substance reasonably satisfactory to ENB.

          Section 5.3. CONDITIONS TO THE OBLIGATIONS OF CNS AND CNS BANK. The obligations of CNS and CNS Bank to effect the Merger, the Bank Merger and any other transactions contemplated by this Agreement shall be further subject to the satisfaction of the following additional conditions:

          (a) Each of the obligations of ENB and ENB Bank, respectively, required to be performed by it at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of ENB and ENB Bank contained in this Agreement shall be true and correct, subject to Sections 2.1 and 2.2, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), and CNS shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of ENB.

          (b) ENB shall have provided to the Exchange Agent sufficient cash and shares of ENB Common Stock to issue and pay the aggregate Merger Consideration and CNS shall have received a certificate from the Exchange Agent to such effect.

          (c) CNS shall have received the opinion of counsel to ENB and ENB Bank with respect to those matters set forth on Exhibit D hereto in form and substance reasonably satisfactory to CNS.


                            ARTICLE VI
                           TERMINATION

          Section 6.1.   TERMINATION.   This Agreement may be
terminated, and the Merger abandoned, at or prior to the Effective Date, either before or after any requisite stockholder approval:

          (a) by the mutual consent of ENB and CNS in a written instrument, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board; or

          (b) by ENB or CNS, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the stockholders of CNS to approve the Agreement at the Stockholder Meeting; provided, however, that CNS shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 4.8; or

          (c) by ENB or CNS, by written notice to the other party, if either (i) any approval, consent or waiver of a governmental agency required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

          (d) by ENB or CNS, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by August 31, 2000, unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; or

          (e) by ENB or CNS (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of (i) a failure to perform or comply by the other party with any covenant or agreement of such other party contained in this Agreement, which failure or non-compliance is material in the context of the transactions contemplated by this Agreement, or (ii) subject to Section 2.2(a), any inaccuracies, omissions or breach in the representations, warranties, covenants or agreements of the other party contained in this Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on such other party; in either case which has not been or cannot be cured within 30 calendar days after written notice thereof is given by the party seeking to terminate to such other party; or

          (f) by CNS, if the Board of Directors of CNS reasonably determines by vote of a majority of the members of its entire Board that a proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of CNS Common Stock then outstanding or all or substantially all of the assets of CNS constitutes a Superior Proposal and that such proposal must be accepted in order to comply with the Board of Directors' fiduciary duties to stockholders under applicable law; provided, however, that prior to any such termination, CNS shall use its reasonable efforts to negotiate in good faith with ENB to make such adjustments in the terms and conditions of this Agreement a would enable CNS to proceed with the transactions contemplated herein.

          Section 6.2.   TERMINATION FEE.

          (a) In the event that (a) CNS terminates this Agreement pursuant to Section 6.1(f) or (b) ENB or CNS terminates this Agreement pursuant to Section 6.1(b) after it has been publicly announced prior to the Stockholders Meeting that a person (other than ENB) has made or disclosed an intention to make a proposal to engage in a merger, consolidation, share exchange or other similar transaction with CNS or CNS Bank and within 12 months after the termination of this Agreement CNS or CNS Bank enters into an agreement with any person to effect a merger, consolidation, share exchange or other similar transaction, then CNS shall, within 10 business days following written demand by ENB, pay to ENB an amount equal to $1,000,000.

          (b) In the event that the Merger is not consummated as a result of the failure of ENB to satisfy the conditions set forth in Section 5.1(b) due to concerns expressed by governmental authorities with respect to ENB's financial condition, management, compliance with applicable law and regulations or pending acquisition transactions with parties other than CNS and its Subsidiaries (and this Agreement is not otherwise terminable by ENB or CNS upon grounds not directly related to such failure), or the failure by any ENB subsidiary to obtain approval for the payment of any dividend required to fund the Cash Consideration, then ENB shall, within 10 business days following written demand by CNS pay to CNS an amount equal to $250,000.

          Section 6.3. EFFECT OF TERMINATION. In the event of termination of this Agreement by either ENB or CNS prior to the consummation of the Merger as provided in Section 6.1, this Agreement shall forthwith become void and have no effect except
(i) the obligations of the parties under Sections 4.3 (with respect to confidentiality and the return of information), 6.2 and 8.6 shall survive any termination of this Agreement and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.


                           ARTICLE VII
            CLOSING, EFFECTIVE DATE AND EFFECTIVE TIME

          Section 7.1. EFFECTIVE DATE AND EFFECTIVE TIME. The closing of the transactions contemplated hereby ("Closing") shall take place at the offices of Stinson, Mag & Fizzell, P.C., 1201 Walnut Street, Suite 2800, Kansas City, Missouri, unless another place is agreed to by ENB and CNS, on a date designated by ENB ("Closing Date") that is no later than 14 days following the date on which the expiration of the last applicable waiting period in connection with notices to and approvals of governmental authorities shall occur and all conditions to the consummation of this Agreement are satisfied or waived, or on such other date as may be agreed to by the parties. Prior to the Closing Date, Acquisition Sub and CNS shall execute a Certificate of Merger in accordance with all appropriate legal requirements, which shall be filed as required by law on the Closing Date, and the Merger provided for therein shall become effective upon such filing or on such date as may be specified in such Certificate of Merger. The date of such filing or such later effective date as specified in the Certificate of Merger is herein referred to as the "Effective Date." The "Effective Time" of the Merger shall be as set forth in the Certificate of Merger.

          Section 7.2.   DELIVERIES AT THE CLOSING.   Subject to
the provisions of Articles V and VI, on the Closing Date there shall be delivered to ENB and CNS the documents and instruments required to be delivered under Article V.


                           ARTICLE VIII
                      CERTAIN OTHER MATTERS

          Section 8.1.   CERTAIN DEFINITIONS; INTERPRETATION.
As used in this Agreement, the following terms shall have the meanings indicated:

          "material" means material to ENB or CNS (as the case may be) and its respective Subsidiaries, taken as a whole.
          "person" includes an individual, corporation, limited liability company, partnership, association, trust or unincorporated organization.

          When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the
      words "include," "includes" or "including" are used in this
Agreement, they shall be deemed followed by the words "without limitation." Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

          Section 8.2.   SURVIVAL.   Only those agreements and
covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Sections 4.3, 4.11 and 4.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

          Section 8.3.   WAIVER; AMENDMENT.   Prior to the
Effective Time, any provision of this Agreement may be (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of CNS, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of CNS Common Stock or contravene any provision of the DGCL, the MGBCL or the federal banking laws, rules and regulations.

          Section 8.4.   COUNTERPARTS.   This Agreement may be
executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

          Section 8.5.   GOVERNING LAW.   This Agreement shall be
governed by, and interpreted in accordance with, the laws of the State of Missouri, without regard to conflicts of laws principles.

          Section 8.6. EXPENSES. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, it being understood that the cost of printing the Proxy Statement-Prospectus included in ENB's registration statement shall be solely that of ENB.

          Section 8.7.   NOTICES.   All notices, requests,
acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

          If to CNS, to:

                    CNS Bancorp, Inc.
                    427 Monroe Street
                    Jefferson City, Missouri  65101
                    Facsimile:  (573) 636-3191
                    Attention: Robert E. Chiles
                    President and Chief Executive Officer

          With copies to:

                    Paul M. Aguggia, Esq.
                    Muldoon, Murphy & Faucette LLP
                    5101 Wisconsin Avenue, N.W.
                    Washington, D.C.  20016
                    Facsimile:  (202) 966-9409

          If to ENB, to:

                    Exchange National Bancshares, Inc.
                    132 High Street
                    Post Office Box 688
                    Jefferson City, Missouri  65101
                    Facsimile:  (573) 761-6129
                    Attention:  Donald L. Campbell, Chairman

          With copies to:

                    James W. Allen, Esq.
                    Stinson, Mag & Fizzell, P.C.
                    1201 Walnut Street, Suite 2800
                    Kansas City, Missouri  64106
                    Facsimile:  (816) 691-3495

          Section 8.8.   ENTIRE AGREEMENT; ETC.   This
Agreement, together with the Plan of Bank Merger and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Sections 4.11 and 4.12, which confer rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 8.9. SUCCESSORS AND ASSIGNS; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and
      assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

                            EXCHANGE NATIONAL BANCSHARES, INC.


                            By: /s/ Donald L. Campbell
                               Donald L. Campbell
                               Chairman of the Board


                            CNS BANCORP, INC.


                            By: /s/ Robert E. Chiles
                               Robert E. Chiles
                               President and
                                 Chief Executive Officer


                            ENB HOLDINGS, INC.


                            By: /s/ Donald L. Campbell
                               Donald L. Campbell
                               President

                                                       APPENDIX B


RP Financial, LC.
Financial Services Industry Consultants


                               May 3, 2000

Board of Directors
CNS Bancorp, Inc.
427 Monroe Street
Jefferson City, Missouri 65101

Members of the Board:

     You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view to the stockholders of CNS Bancorp, Inc., Jefferson City, Missouri ("CNS"), the holding company for City National Savings Bank, FSB ("City National"), of the Agreement and Plan of Merger (the "Agreement"), by and between Exchange National Bancshares, Inc., Jefferson City, Missouri ("ENB"), a Missouri banking corporation with three subsidiary banks, and CNS. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement, which is incorporated herein by reference.



SUMMARY DESCRIPTION OF CONSIDERATION

     At the Effective Time, CNS shall be merged into Exchange National Bank, the lead bank subsidiary of ENB. Concurrently, each share of CNS common stock, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time (except for Dissenters' Shares) shall cease to be outstanding and shall be converted into and become the right to receive $8.80 in cash and 0.15 of a share of ENB's $1.00 par value common stock (the "Merger Consideration"), based on a $60.00 price per share of ENB's common stock. At the Effective Time, each outstanding and unexercised option to acquire shares of CNS common stock granted pursuant to the 1997 Stock Option Plan shall be canceled, and such option holders shall be paid cash equal to (1) the number of shares of CNS common stock subject to such option times (2) the amount by which $9.00 plus the cash consideration per share exceeds the exercise price of such option. The $60.00 price per share is based on the ENB's recently completed offering of common stock at $60.00 per share to existing shareholders residing in Missouri.
ENB shall use its best efforts to cause the ENB common stock to be listed on the NASDAQ stock market within 20 days after ENB's annual meeting of shareholders, which will be held on May 10, 2000. The Cash Consideration is subject to a reduction in the event that CNS's Adjusted Net Worth as of the last day of the month prior to the Effective Time is less than $20,950,000, computed as the shortfall divided by the number of shares of CNS common stock issued and outstanding at the Effective Time. Adjusted Net Worth shall mean the consolidated stockholders' equity of CNS determined in accordance with generally accepted accounting principles excluding the effect of (a) any severance pay or employee benefit which would not have been paid or accrued except for the merger, (b) any income tax benefit which may be recorded as the result of any realized or unrealized loss on mutual fund

Board of Directors
May 3, 2000
Page 2

shares held by City National on September 30, 1999, and (c) the proceeds of any stock options which may have been exercised after the date of the Agreement. Adjusted Net Worth shall be further reduced by the amount which City National's total allowance for loan losses as of the valuation date is less than $500,000. Cash will be paid in lieu of fractional shares. As of the date hereof, CNS had 1,418,286 shares of common stock issued and outstanding, and 127,970 granted stock options outstanding.

RP FINANCIAL BACKGROUND AND EXPERIENCE

     RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions. As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the Missouri and Midwest markets for thrift and bank securities and financial institutions operating in Missouri.



MATERIALS REVIEWED

     In rendering this fairness opinion, RP Financial reviewed the following material: (1) the Agreement, dated October 27, 1999, including exhibits; (2) financial and other information for CNS, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations: (a) audited and unaudited financial statements for the fiscal years ended December 31, 1996 through 1998, (b) stockholder, regulatory and internal financial and other reports through December 31, 1999, (c) the conversion prospectus, dated May 8, 1996, (d) the proxy statements for the last three years, and (e) CNS's management and Board comments regarding past and current business, operations, financial condition, and future prospects; and (3) financial and other information for ENB including: (a) unaudited and audited financial statements for the fiscal years ended December 31, 1996 through 1998, (b) stockholder and regulatory financial reports through December 31, 1999, (c) internal financial and/or other reports through June 30, 1999, (d) the proxy statement for the last three years, (d) due diligence reports, audited and unaudited financial information, the merger agreement and pro forma merger analysis pertaining to the pending cash acquisition of Calhoun Baneshares, Inc., holding company for Citizens State Bank of Calhoun, Missouri, and
(e) ENB's management comments regarding past and current business, operations, financial condition, and future prospects.

     RP Financial reviewed financial, operational, market area and stock price and trading characteristics for CNS and ENB (on a historical and pro forma basis) relative to publicly-traded savings institutions and commercial banking institutions, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for CNS and ENB and the public perception of the savings institution and commercial banking industries. RP Financial also considered: (1) the financial terms, financial and operating condition and market area of
Board of Directors
May 3, 2000
Page 3


other recently completed acquisitions of comparable savings institutions both regionally and nationally; (2) discounted cash flow analyses incorporating future prospects; (3) expressions of interest by third parties seeking a business combination with CNS; (4) the pro forma impact on ENB of the acquisition of CNS, which is expected to be accounted for as a purchase; and (5) the market for ENB's common stock.

     In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning CNS and ENB furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. CNS and ENB did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of CNS or ENB.

     RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on ENB that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.



OPINION

     It is understood that this letter is directed to the Board of Directors of CNS in its consideration of the Agreement, and does not constitute a recommendation to any stockholder of CNS as to any action that such stockholder should take in connection with the Agreement, or otherwise.

     It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

     It is understood that this opinion may be included in its entirety in any communication by CNS or its Board of Directors to the stockholders of CNS. It is also understood that this opinion may be included in its entirety in any regulatory filing by CNS or ENB, and that RP Financial consents to the summary of the opinion in the proxy materials of CNS, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

Board of Directors
May 3, 2000
Page 4

     Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Merger Consideration to be received by CNS's stockholders, as described in the Agreement, is fair to such stockholders from a financial point of view.

                                     Respectfully submitted,

                                     RP FINANCIAL, LC.
                                     /s/ RP Financial, LC.

                                                       APPENDIX C

       CHAPTER 262 OF THE DELAWARE GENERAL CORPORATION LAW
                        APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258,
Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d.   Any combination of the shares of stock,
      depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or
   (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation, who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
   (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection
(d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
(e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                        APPENDIX D

                              1999

                          ANNUAL REPORT

                               TO

                          SHAREHOLDERS



               EXCHANGE NATIONAL BANCSHARES, INC.

                    Jefferson City, Missouri

               EXCHANGE NATIONAL BANCSHARES, INC.

                    Jefferson City, Missouri

                         March 24, 2000

Dear Shareholders:

     Looking back over 1999, it would have been difficult to imagine that your Company would enter into three acquisition agreements in the same year. However, all three acquisitions presented unique opportunities for growth in and near our existing market areas. The acquisition of Osage Valley Bank, Warsaw has been completed. The acquisitions of City National Savings Bank, Jefferson City and Citizens State Bank, Calhoun are progressing as anticipated. Mid-year 2000 closings are planned for the City National and Citizens State Bank acquisitions.

     Regarding 1999 financial highlights, total assets increased $36,243,000 or 7.9% during 1999 as a result of strong internal loan growth. Over the past three years, total assets have increased $210,867,000 or 74.2%. The acquisition of Union State Bank & Trust accounted for $152,660,000 or 72.4% of the increase. While growth alone does not ensure profitability, growth is vital in achieving desired efficiency levels and remaining competitive. Earnings for 1999 were $4,464,000 or $4.13 per common share compared to $4,353,000 or $4.04 in 1998. This increase of $111,000 was primarily the result of sustained loan growth.

     Capitalization of your Company expressed in terms of tier one capital to adjusted total assets (leverage ratio) was 9.73% at December 31, 1999 compared to 7.87% at December 31, 1998.
Your Company's total capital to risk-weighted assets ratio was 15.06% at December 31, 1999 compared to 12.94% at December 31, 1998. These increases result from the sale of additional common stock and 1999 earnings. Both capital ratios continue to exceed the levels specified in the Federal Reserve Board's definition of "well capitalized".

     Regarding the sale of additional common stock, I want to thank shareholders for the support demonstrated this past year. To finance, in part, recent acquisitions, shares of common stock were offered on a limited basis to Missouri resident shareholders. In our initial projections, we budgeted for the possible issuance and sale of 100,000 shares. Due to an overwhelming response, the goal of selling 100,000 shares was far exceeded.

     In order to increase shareholder value and liquidity, management is working to list our common stock on the Nasdaq securities market. One requirement for listing our stock on Nasdaq is that our Company have a minimum of 1,100,000 shares of stock outstanding and held by persons other than management and other affiliates. Your Company's completion of a three-for-two stock distribution in the form of a dividend on October 13, 1999 and the issuance of additional shares referred to above brought us closer to satisfying this minimum "float" requirement. However, presently we do not have sufficient shares authorized and as yet unissued to enable us to distribute additional shares so as to satisfy this requirement. At this year's annual meeting, our shareholders will be asked to vote on a proposal to increase our authorized capital. If our shareholders approve this proposal, our Board intends to declare a two-for one stock distribution in the form of a dividend to create the necessary "float" in our outstanding shares. Although there are several other requirements that must be satisfied before our stock can be approved for listing on Nasdaq, we believe that after achieving the required minimum "float" we will be able to satisfy the other requirements as well.

     On another note, please join me in welcoming Dr. Gus S. Wetzel, II to the Board of Directors. Prior to his election, Dr. Wetzel served as an advisory director. Dr. Wetzel also serves as a director of Union State Bank & Trust, Clinton. As an outstanding leader in the Clinton community, Dr. Wetzel is a valuable addition to the Board.

     In striving to serve you, our shareholders, we look forward to the opportunities that lie ahead. The potential for strong community oriented financial organizations such as your Company is excellent.

                              Sincerely,


                              DONALD L. CAMPBELL
                              Chairman of the Board and President

               EXCHANGE NATIONAL BANCSHARES, INC.

                     DESCRIPTION OF BUSINESS

     Exchange National Bancshares, Inc. ("Exchange" or our "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Exchange was incorporated under the laws of the State of Missouri on October 23, 1992, and on April 7, 1993 it acquired all of the issued and outstanding capital stock of The Exchange National Bank of Jefferson City, a national banking association, pursuant to a corporate reorganization involving an exchange of shares. On November 3, 1997 our Company acquired Union State Bancshares, Inc., and Union's wholly-owned subsidiary, Union State Bank and Trust of Clinton. On January 3, 2000, our Company also acquired Mid Central Bancorp, Inc., and its wholly-owned subsidiary, Osage Valley Bank. Our Company's activities currently are limited to ownership, directly or indirectly through subsidiaries, of the outstanding capital stock of Exchange National Bank, Union State Bank and Osage Valley Bank. In addition to ownership of its subsidiaries, Exchange could seek expansion through acquisition and may engage in those activities (such as investments in banks or operations closely related to banking) in which it is permitted to engage under applicable law. It is not currently anticipated that Exchange will engage in any business other than that directly related to its ownership of its banking subsidiaries or other financial institutions. Except as otherwise provided herein, references herein to "Exchange" or our "Company" include Exchange and its consolidated subsidiaries.

     Exchange National Bank, located in Jefferson City, Missouri, was founded in 1865. Exchange National Bank is the oldest bank in Cole County, and became a national bank in 1927. Exchange National Bank has four banking offices; its principal office at 132 East High Street in Jefferson City's central business district, a facility at 217 West Dunklin near the city's south side business district, a facility at 3701 West Truman Boulevard adjacent to the Capitol Mall Shopping Center, and a facility at 800 Eastland Drive near the city's east side business district.

     Union State Bank was founded in 1932 as a Missouri bank known as Union State Bank of Clinton. Union State Bank converted from a Missouri bank to a Missouri trust company on August 16, 1989, changing its name to Union State Bank and Trust of Clinton. Union State Bank has six banking offices: its principal office at 102 North Second Street in Clinton, Missouri; a downtown Clinton facility located at 115 North Main Street; a facility at 1603 East Ohio in Clinton; a facility located at 4th and Chestnut in Osceola, Missouri; a facility located at the intersection of Highways 13 and 54 in Collins, Missouri; and a facility located inside the Wal-Mart store at 1712 East Ohio in Clinton, Missouri.

     Osage Valley Bank was founded in 1891 as a Missouri state bank. Osage Valley Bank has two banking offices: its principal office at 200 Main Street in Warsaw, Missouri and a branch facility located at 2102 Long View Drive in Warsaw, Missouri.

     Our subsidiary banks each is a full service bank conducting a general banking business, offering its customers checking and savings accounts, debit cards, certificates of deposit, trust services, safety deposit boxes and a wide range of lending services, including credit card accounts, commercial and industrial loans, single payment personal loans, installment loans and commercial and residential real estate loans. In addition, Exchange National Bank and Union State Bank each provide trust services.

     The deposit accounts of our banks are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent provided by law. Exchange National Bank is a member of the Federal Reserve System, and its operations are supervised and regulated by the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the FDIC. The operations of Union State Bank and Osage Valley Bank are supervised and regulated by the FDIC and the Missouri Division of Finance. A periodic examination of Exchange National Bank is conducted by representatives of the OCC, and periodic examinations of Union State Bank and Osage Valley Bank are conducted by representatives of the FDIC and the Missouri Division of Finance. Such regulations, supervision and examinations are principally for the benefit of depositors, rather than for the benefit of shareholders. Exchange, Union and Mid Central Bancorp are subject to supervision by the Federal Reserve Board.

RECENT EVENTS

     As mentioned above, on January 3, 2000, our Company acquired all of the issued and outstanding capital stock of Mid Central Bancorp and its wholly-owned subsidiary, Osage Valley Bank. The total purchase price for this transaction was approximately $8,565,000, of which approximately $1,000,000 is payable under a 27-month promissory note issued by our Company to a former shareholder of Mid Central. The balance was paid in cash. As of December 31, 1999, Osage Valley Bank had total assets of $55.1 million, deposits of $49.4 million, and shareholders' equity of $4.1 million.

     On September 14, 1999, our Company and Union State Bank entered into an acquisition agreement with the principal shareholders of Calhoun Bancshares, Inc., the owner of all the outstanding stock of Citizens State Bank of Calhoun. The agreement provides for the merger of Calhoun Bancshares with a newly organized acquisition subsidiary of Union State Bank (which will result in Union State Bank owning 100% of the stock of Calhoun Bancshares as the surviving corporation in the merger). This will be followed immediately by a merger of Citizens Bank into Union State Bank, and the surviving bank in the merger will be called Citizens Union State Bank & Trust of Clinton. The total purchase price for Calhoun Bancshares is approximately $14,000,000 in cash. As of December 31, 1999, Citizens Bank had total assets of $70.2 million, deposits of $61.0 million, and shareholders' equity of $6.1 million. The acquisition of Citizens Bank is subject to approval of the Federal Deposit Insurance Corporation pursuant to the Bank Merger Act. It is expected that this transaction will be completed during the second quarter of 2000.

     On October 27, 1999, our Company entered into an agreement with CNS Bancorp, Inc. to acquire CNS and its subsidiary, City National Savings Bank, FSB. The acquisition will be accomplished through a merger of CNS with and into a newly organized subsidiary of our Company. This will then be followed by the merger of City National Bank into Exchange National Bank. The merger consideration to be paid to the CNS shareholders will be
0.15 of a share of our Company's common stock plus $8.80 in cash for each of the approximately 1,418,286 shares of CNS stock outstanding. This translates into a total price of approximately 212,743 shares of our Company's common stock and $12,480,917 in cash. In addition, our Company will pay approximately $259,532 in cash to redeem outstanding options. If the shareholders' equity of CNS, after certain adjustments, drops below $20,950,000 as of the end of the month next preceding the closing date, the cash portion of the merger consideration will be reduced by the amount of the deficiency. At December 31, 1999, CNS had total assets of $91.8 million, deposits of $68.9 million, and shareholders' equity of $21.6 million. On February 11, 2000, the Office of the Comptroller of the Currency approved the merger. The merger is subject to approval of the CNS shareholders. It is expected that this transaction will be completed during the second quarter of 2000.

              SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial information for our Company as of and for each of the years in the five-year period ended December 31, 1999. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of our Company, including the related notes, presented elsewhere herein.

 (DOLLARS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         YEAR ENDED DECEMBER 31,

                            1999       1998       1997       1996       1995
INCOME STATEMENT DATA
Interest income        $   32,249     32,180     23,435     20,179     18,628
Interest expense           16,225     17,197     11,645      9,784      8,649
 Net interest income       16,024     14,983     11,790     10,395      9,979
Provision for loan
 losses                       910        702        865        395        265
  Net interest income
   after provision for
   loan losses             15,114     14,281     10,925     10,000      9,714
Security gains                 --          6         (7)        --          4
 (losses), net
Other noninterest           2,948      2,698      2,045      1,890      1,745
 income
  Total noninterest         2,948      2,704      2,038      1,890      1,749
   income
Noninterest expense        11,527     10,515      7,265      6,185      6,002
Income before income
 taxes                      6,535      6,470      5,698      5,705      5,461
Income taxes                2,071      2,117      1,842      1,862      1,772
Net income             $    4,464      4,353      3,856      3,843      3,689

DIVIDENDS
Declared on common
 stock                 $    1,732      1,609      1,566      1,365      1,200
Paid on common stock        1,695      1,609      1,523      1,322      1,164
Ratio of total
 dividends declared
 to net income              38.80%     36.96      40.61      35.52      32.53


PER SHARE DATA
Basic and diluted
 earnings per
 common share          $     4.13       4.04       3.58       3.57       3.42
Weighted average
 shares of
 common stock
 outstanding            1,081,207  1,077,723  1,077,723  1,077,723  1,077,723

                                         YEAR ENDED DECEMBER 31,
                            1999       1998       1997       1996       1995
BALANCE SHEET DATA
  (AT PERIOD END)
Investment securities  $  111,237    101,066    116,157      80,623     68,507
Loans                     326,229    288,218    278,700     173,309    154,339
Total assets              494,946    458,703    450,692     284,079    257,340
Total deposits            381,020    373,522    360,387     228,024    206,815
Securities sold under
 agreements to
 repurchase
 and other short term
 borrowed funds            27,643     17,667     25,157      13,338     10,416
Other borrowed money       26,451     17,151     17,604          --         --
Total stockholders'
 equity                    55,948     46,113     43,108      40,681     38,355

EARNINGS RATIOS
Return on average
 total assets               0.95%       0.96       1.22        1.39       1.42
Return on average
 stockholders' equity       9.41        9.73       9.15        9.76      10.06

ASSET QUALITY RATIOS
Allowance for loan
 losses to loans            1.46        1.53       1.40        1.33       1.41
Nonperforming loans
 to loans<F1>               0.52        0.28       0.40        0.63       0.54
Allowance for loan
 losses to
 nonperforming
 loans<F1>                281.45       544.81     350.40      211.26     260.02
Nonperforming assets
 to loans and
 foreclosed
 assets<F2>                 0.55         0.34       0.54        0.70       0.59
Net loan
 charge-offs
 to average
 loans                      0.18         0.07       0.29        0.16       0.02

CAPITAL RATIOS
Average stockholders'
 equity to
 total assets              10.07          9.83      13.29       14.28      14.15
Total risk-based
 capital ratio             15.06         12.94      12.25       23.14      23.66
Leverage ratio              9.73          7.87       8.14       14.45      14.98
________

<F1> Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more and still accruing.

<F2> Nonperforming assets consist of nonperforming loans plus foreclosed assets.

          A WORD CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of our Company and its subsidiaries, including, without limitation:

-    statements that are not historical in nature, and

- statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends" or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- competitive pressures among financial services companies may increase significantly,

- costs or difficulties related to the integration of the business of Exchange and its acquisition targets may be greater than expected,

- changes in the interest rate environment may reduce interest margins,

- general economic conditions, either nationally or in Missouri, may be less favorable than expected,

- legislative or regulatory changes may adversely affect the business in which Exchange and its subsidiaries are engaged,

-    changes may occur in the securities markets.

We have described under the caption "Factors That May Affect Future Results of Operations, Financial Condition or Business" in our Annual Report on Form 10-K for the year ended December 31, 1999, and in other reports that we file with the SEC from time to time, additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this report could also have this effect. You are cautioned not to put undue reliance on any forward-looking statement, which speak only as of the date they were made.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Our Company was organized on October 23, 1992, and on April 7, 1993, it acquired Exchange National Bank of Jefferson City. The acquisition of Exchange National Bank represented a combination of entities under common control and, accordingly, was accounted for in a manner similar to a pooling of interests. On November 3, 1997, our Company acquired Union State Bancshares, Inc. and its wholly-owned subsidiary, Union State Bank and Trust of Clinton. The acquisition of Union was accounted for as a purchase transaction. On January 3, 2000, our Company also acquired Mid Central Bancorp, Inc., and its wholly-owned subsidiary, Osage Valley Bank of Warsaw. This acquisition also was accounted for as a purchase transaction.

     Through the respective branch network, Exchange National Bank and Union State Bank provide similar products and services in two defined geographic areas. The products and services offered include a broad range of commercial and personal banking services, including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. Loans include real estate, commercial, installment, and other consumer loans. Other financial services include automatic teller machines, trust services, credit related insurance, and safe deposit boxes. The revenues generated by each business segment consist primarily of interest income, generated from the loan and debt and equity security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas are defined to be communities surrounding Jefferson City and Clinton, Missouri. The products and services are offered to customers primarily within their respective geographical areas. The business segment results which follow are consistent with our Company's internal reporting system which is consistent, in all material respects, with generally accepted accounting principles and practices prevalent in the banking industry.

     Our Company's consolidated net income for 1999 increased $112,000 or 2.6% over 1998 and followed a $497,000 or 12.9%
increase for 1998 compared to 1997. Basic and diluted earnings per common share increased from $3.58 for 1997, to $4.04 for 1998 and to $4.13 for 1999. Return on average total assets decreased from 1.22% for 1997, to 0.96% for 1998 and to 0.95% for 1999.
Return on average total stockholders' equity increased from 9.15% for 1997 to 9.73% for 1998 and decreased to 9.41% for 1999.

     Average investment securities and federal funds sold decreased $11,414,000 or 8.2% to $127,103,000 for 1999 compared to $138,517,000 for 1998 and followed a $41,173,000 or 42.3%
increase for 1998 compared to 1997. The 1999 decrease in investment securities is primarily due to the increase in funds allocated to loan growth. The acquisition of Union accounted for all of the increase in investment securities from 1997 to 1998.

     Average loans outstanding increased $23,813,000 or 8.5% to $303,492,000 for 1999 compared to $279,679,000 for 1998 and followed a $80,371,000 or 40.3% increase for 1998 compared to 1997. Average commercial loans outstanding increased $10,279,000 or 10.9% for 1999 compared to 1998 and followed a $43,104,000 or 84.0% increase for 1998 compared to 1997. Average real estate loans outstanding increased $10,188,000 or 7.3% for 1999 compared to 1998 and followed an $29,373,000 or 26.5% increase for 1998 compared to 1997. Average consumer loans outstanding increased $3,346,000 or 7.5% for 1999 compared to 1998 and followed a $7,894,000 or 21.4% increase for 1998 compared to 1997. The acquisition of Union accounted for approximately $69,270,000 of the increase in loan totals from 1997 to 1998.

     The increase in both commercial and real estate loans outstanding over the last two years not attributed to the acquisition of Union reflected several factors. These factors include the benefits of a growing local economy and stable interest rates which continued to fuel increased loan demand.

     Average total time deposits increased $7,543,000 or 2.4% to $323,114,000 for 1999 compared to $315,571,00 for 1998 and followed a $99,465,000 or 46.0% increase for 1998 compared to 1997. The acquisition of Union accounted for approximately $91,661,000 of the increase in time deposits from 1997 to 1998.

     Average securities sold under agreements to repurchase decreased $3,882,000 or 15.1% to $21,872,000 for 1999 compared to
$25,754,000 for 1998 and followed a $7,602,000 or 41.9% increase for 1998 compared to 1997. Those variances reflected competition for institutional funds awarded based upon competitive bids.

     Average interest-bearing demand notes to U.S. Treasury increased $151,000 or 18.0% to $988,000 for 1999 compared to $837,000 for 1998 and followed a $250,000 or 23.0% decrease for 1998 compared to 1997. Balances in this account are governed by the U.S. Treasury's funding requirements.

     Average other borrowed money increased $5,125,000 or 28.7% to $22,996,000 for 1999 compared to $17,870,000 for 1998 and followed a $14,327,000 or 404.3% increase for 1998 compared to 1997. The 1998 increase was related to the acquisition of Union and included both FHLB advances acquired and purchase debt. The 1999 increase reflects increased FHLB advances at Exchange National Bank.

     The following table provides a comparison of fully taxable equivalent earnings, including adjustments to interest income and tax expense for interest on tax-exempt loans and investments.

(DOLLARS EXPRESSED IN THOUSANDS)

                                YEAR ENDED DECEMBER 31,

                                 1999       1998     1997

Interest income               $ 32,249     32,180   23,435
Fully taxable equivalent
(FTE) adjustment                   580        576      433

Interest income (FTE basis)     32,829     32,756   23,868
Interest expense                16,225     17,197   11,645

Net interest income (FTE
 basis)                         16,604     15,559   12,223
Provision for loan losses          910        702      865

Net interest income after
 provision for loan
 losses (FTE basis)             15,694     14,857   11,358
Noninterest income               2,948      2,704    2,038
Noninterest expense             11,527     10,515    7,265

Income before income taxes
(FTE basis)                      7,115      7,046    6,131

Income taxes                     2,071      2,117    1,842
FTE adjustment                     580        576      433

Income taxes (FTE basis)         2,651      2,693    2,275

Net income                    $  4,464      4,353    3,856

Average total earning assets  $430,805    418,437  297,614

Net interest margin               3.85%      3.72     4.11

     Our Company's primary source of earnings is net interest income, which is the difference between the interest earned on interest earning assets and the interest paid on interest bearing liabilities. Net interest income on a fully taxable equivalent basis increased $1,045,000 or 6.7% to $16,604,000 for 1999 compared to $15,559,000 for 1998, and followed a $3,336,000 or 27.3% increase for 1998 compared to 1997. Measured as a percentage of average earning assets, the net interest margin (expressed on a fully taxable equivalent basis) decreased from 4.11% for 1997 to 3.72% for 1998 and increased to 3.85% for 1999.

     The provision for loan losses increased $208,000 or 29.63% to $910,000 for 1999 compared to $702,000 for 1998 and followed a $163,000 or 18.8% decrease for 1998 compared to 1997. The increase in the provision in 1999 was due to a combination of loan growth and an increase in net loans charged off. The allowance for loan losses totaled $4,765,000 or 1.46% of loans outstanding at December 31, 1999 compared to $4,413,000 or 1.53% of loans outstanding at December 31, 1998 and $3,914,000 or 1.40% of loans outstanding at December 31, 1997. The allowance for loan losses expressed as a percentage of nonperforming loans was 350.40% at December 31, 1997; 544.81% at December 31, 1998
and 281.45% at December 31, 1999.

RESULTS OF OPERATIONS

     YEARS ENDED DECEMBER 31, 1999 and 1998

     Our Company's net income increased by $111,000 or 2.55% to $4,464,000 for the year ended December 31, 1999 compared to $4,353,000 for 1998. Net interest income on a fully taxable equivalent basis increased to $16,604,000 or 3.85% of average earning assets for 1999 compared to $15,559,000 or 3.72% of average earning assets for 1998. The provision for loan losses for 1999 was $910,000 compared to $702,000 for 1998. Net loans charged off for 1999 were $558,000 compared to $203,000 for 1998.

     Noninterest income and noninterest expense for the years ended December 31, 1999 and 1998 were as follows:

(DOLLARS EXPRESSED IN THOUSANDS)

                            YEAR ENDED
                            DECEMBER 31,       INCREASE  (DECREASE)
                           1999     1998       AMOUNT         %

NONINTEREST INCOME
Service charges on
 deposit accounts          $1,164   1,079         85        7.9%
Trust department income       418     498        (80)      (16.1)
Brokerage income               58      --         58       100.0
Mortgage loan servicing
 fees                         458     421         37         8.8
Gain on sales of
 mortgage loans               461     316        145        45.9
Gain (loss) on sales and
 calls of debt securities      --       6         (6)     (100.0)
Credit card fees              133     112         21        18.8
Other                         256     272        (16)       (5.9)

                           $2,948   2,704        244         9.0%

NONINTEREST EXPENSE
Salaries and employee
 benefits                  $5,817   5,376        441         8.2%
Occupancy expense, net        748     532        216        40.6
Furniture and equipment
 expense                    1,157     910        247        27.1
FDIC insurance
 assessment                    68      69         (1)       (1.5)
Advertising and
 promotion                    326     364        (38)      (10.4)
Postage, printing, and
 supplies                     555     568        (13)       (2.3)
Legal, examination, and
 professional fees            383     307         76        24.8
Credit card expenses           91      74         17        23.0
Credit investigation and
 loan collection              198     185         13         7.0
Amortization of
 intangible assets            748     794        (46)       (5.8)
Other                       1,436   1,336        100         7.5

                          $11,527  10,515      1,012         9.6%

     Noninterest income increased $244,000 or 9.0% to $2,948,000 for 1999 compared to $2,704,000 for 1998. The $85,000 increase in service charges on deposit accounts is due to improved collections of charges as opposed to increased product pricing. The $80,000 decrease in trust department income reflected the receipt of an unusually large estate distribution fee and closing of other accounts at Exchange National Bank in 1998. The $58,000 increase in brokerage income reflects a new service offered by our Company in 1999. Mortgage servicing income increased $37,000 and reflected average loans serviced of $113,387,000 during 1999 compared to $105,582,000 during 1998.

The $145,000 increase in gains on sales of mortgage loans is due to higher margins on the sales of mortgage loans in 1999 compared to 1998.

     Noninterest expense increased $1,012,000 or 9.6% to $11,527,000 for 1999 compared to $10,515,000 for 1998. The increase primarily reflected increases in the following categories: salaries and employee benefits - $441,000; occupancy expense - $216,000; furniture and equipment expense - $247,000; and legal, examination and professional fees - $76,000; and other
- $100,000. Of the $441,000 increase in salaries and benefits, $358,000 represents increased salary expense as a result of normal salary increases plus additional staffing and $61,000 represents higher insurance benefits expense. The $216,000 increase in occupancy expense and the $247,000 increase in furniture and equipment expense are primarily related to a renovation project at Exchange National Bank's main banking facility and rental expense for a new facility at Union State Bank. The $76,000 increase in legal, examination and professional fees reflects costs associated with our Company's stock split during the fourth quarter of the year. The $100,000 increase in other noninterest expense represents consulting fees incurred for strategic tax planning.

     YEARS ENDED DECEMBER 31, 1998 AND 1997

     Our Company's net income increased by $497,000 or 12.9% to $4,353,000 for the year ended December 31, 1998 compared to $3,856,000 for 1997. Net interest income on a fully taxable equivalent basis increased to $15,559,000 or 3.72% of average earning assets for 1998 compared to $12,223,000 or 4.11% for 1997. The provision for loan losses for 1998 was $702,000 compared to $865,000 for 1997. Net loans charged off for 1998 were $204,000 compared to $573,000 for 1997.

     Noninterest income and noninterest expense for the years ended December 31, 1998 and 1997 were as follows:

(DOLLARS EXPRESSED IN THOUSANDS)


                            YEAR ENDED
                            DECEMBER 31,       INCREASE  (DECREASE)
                           1998     1997       AMOUNT         %

NONINTEREST INCOME
Service charges on
 deposit accounts          $1,079    765         314        41.1%
Trust department income       498    291         207        71.1
Mortgage loan servicing
 fees                         421    323          98        30.3
Gain on sales of mortgage
 loans                        316    142         174       122.5
Gain (loss) on sales and
 calls of debt securities       6     (7)         13          --
Credit card fees              112    290        (178)      (61.4)
Other                         272    234          38        16.2
                           $2,704  2,038         666        32.7%

NONINTEREST EXPENSE
Salaries and employee
 benefits                  $5,376  3,787       1,589        42.0%
Occupancy expense, net        532    359         173        48.2
Furniture and equipment
 expense                      910    572         338       169.2
FDIC insurance assessment      69     35          34        97.1
Advertising and promotion     364    359           5         1.4
Postage, printing, and
 supplies                     568    371         197        53.1
Legal, examination, and
 professional fees           307     342         (35)       89.8
Credit card expenses          74     245        (171)      (69.8)
Credit investigation and
 loan collection             185     191          (6)        3.1
Amortization of
 intangible assets           794     179         615       343.6
Other                      1,336     825         511        61.9

                         $10,515   7,265       3,250       44.7%

     Noninterest income increased $666,000 or 32.7% to $2,704,000 for 1998 compared to $2,038,000 for 1997. The inclusion of Union's results accounted for approximately $428,000 or 64.3% of the increase, primarily in the areas of service charges on deposit accounts and other noninterest income. The increase in trust department income reflected a large estate distribution fee as well as fees on other partial distributions and other closed trust accounts at Exchange National Bank. Mortgage loan servicing fees increased $98,000 and reflected the fact that average loans serviced during 1998 increased to approximately $95,300,000 compared to $79,700,000 for 1997. Gains on sales of mortgage loans increased $174,000. Total loans originated and sold to the secondary market (including refinances of existing loans previously sold) during 1998 increased to approximately $65,540,000 compared to $24,150,000 for 1997. Credit card fees decreased $178,000 due to a change during the fourth quarter of 1997 in Exchange National Bank's service provider for merchant credit card processing, which resulted in the elimination of both gross merchant income and the related expense for processing.

     Noninterest expense increased $3,250,000 or 44.7% to $10,515,000 for 1998 compared to $7,265,000 for 1997. The inclusion of Union's results accounted for approximately $2,640,000 or 81.2% of the increase spread among the following categories: salaries and employee benefits - $1,144,000; occupancy expense - $119,000; furniture and equipment expense - $253,000; postage, printing and supplies - $164,000; legal, examination, and professional fees - $48,000; amortization of intangible assets - $519,000; and all other categories - $393,000. The remaining $610,000 increase in noninterest expense related to Exchange National Bank and Exchange primarily reflected increases in the following categories: salaries and employee benefits - $445,000; occupancy expense - $54,000; furniture and equipment expense - $85,000; and amortization of intangibles - $96,000. All other categories of expense decreased $70,000. The increase in salaries and benefits resulted from Exchange National Bank's establishment of an executive incentive program and the adjustment of management salaries to market levels. The increase in occupancy expense reflected increased depreciation expense and taxes on Exchange National Bank's East facility, while the increase in furniture and equipment expense reflected depreciation on a new core processing system at Exchange National Bank. Amortization of intangible assets increased $93,000 which represents our Company's amortization of consulting/noncompete agreements associated with the acquisition of Union.

NET INTEREST INCOME

     Fully taxable equivalent net interest income increased $1,045,000 or 6.7% to $16,604,000 for 1999 compared to
$15,559,000 for 1998, and followed a $3,336,000 or 27.3% increase from 1998 compared to 1997. The increase in net interest income in 1999 was the result of both increased earning assets and a higher net interest margin. The inclusion of Union's results accounted for the entire increase in net interest income for 1998 compared to 1997.

     The following table presents average balance sheets, net interest income, average yields of earning assets, and average costs of interest bearing liabilities on a fully taxable equivalent basis for each of the years in the three-year period ended December 31, 1999.

(DOLLARS EXPRESSED IN THOUSANDS)

                                   YEAR ENDED DECEMBER 31,

                               1999                                    1998                                1997

                             Interest        Rate                     Interest      Rate                  Interest      Rate
                  Average    Income/         Earned/    Average       Income/       Earned/    Average    Income/       Earned/
                  Balance    Expense<F1>     Paid<F1>   Balance       Expense<F1>   Paid<F1>   Balance    Expense<F1>   Paid<F1>
ASSETS
Loans:<F2>
 Commercial       $104,720   $     8,833      8.43%      $ 94,441      $ 8,326        8.82%     $ 51,337   $  4,616      8.99%
 Real estate       150,585        12,343      8.20        140,397       11,977        8.53       111,024      9,722      8.76
 Consumer           48,187         4,145      8.60         44,841        3,970        8.85        36,947      3,351      9.07
Investment
 in debt and
 equity
 securities:<F3>
U.S. Treasury and
 U.S. Government
  agencies          76,030         4,369      5.75         82,365        4,967        6.03        67,561      4,046      5.99
 State and
  municipal         27,267         1,930      7.08         27,480        1,971        7.17        19,097      1,477      7.73
 Other               2,850           178      6.25          1,506           99        6.57         2,468        152      6.16
Federal
 funds sold         20,956         1,023      4.88         27,166        1,433        5.28         9,085        501      5.51
Interest
 bearing
 deposits in
 other
 financial
 institutions          211             8      3.79            241           13        5.81            95          3      3.16
 Total interest
  earning assets   430,806        32,829      7.62        418,437       32,756        7.83       297,614     23,868      8.02
All other           45,005                                 41,048                                 21,992
 assets
Allowance
 for loan
 losses             (4,700)                                (4,178)                                (2,596)
Total assets      $471,111                               $455,307                               $317,010

     Continued on next page

                                   YEAR ENDED DECEMBER 31,

                               1999                                    1998                                1997

                              Interest       Rate                   Interest      Rate                  Interest      Rate
                   Average    Income/        Earned/   Average      Income/       Earned/    Average    Income/       Earned/
                   Balance    Expense<F1>    Paid<F1>  Balance      Expense<F1>   Paid<F1>   Balance    Expense<F1>   Paid<F1>
LIABILITIES AND
STOCKHOLDERS'
EQUITY
NOW accounts       $58,931     $1,423        2.41%     $ 54,557     $  1,357      2.49%      $ 32,165    $     846      2.63%
Savings             36,428      1,061        2.91        35,109        1,243      3.54         24,563          953      3.88
Money market        42,638      1,611        3.78        39,131        1,527      3.90         33,350        1,376      4.13
Time deposits
 of $100,000
 and over           25,342      1,275        5.03        27,366        1,496      5.47         15,961          864      5.41
Other time
 deposits          159,775      8,164        5.11       159,408        8,890      5.58        110,067        6,312      5.73
Total time
 deposits          323,114     13,534        4.19       315,571       14,513      4.60        216,106       10,351      4.79
Securities sold
 under agreements
 to repurchase      21,872      1,179        5.39        25,754        1,433      5.56         18,152          986      5.43
Interest-bearing
 demand notes
 to U.S.
 Treasury              988         44        4.45           837           47      5.62          1,087           53      4.88
Other borrowed      22,996      1,468        6.38        17,871        1,204      6.74          3,544          255      7.20
 money
  Total
   interest-
   bearing
   liabilities     368,970     16,225        4.40       360,033       17,197      4.78        238,889       11,645      4.87
Demand deposits     50,908                               46,186                                33,664
Other                                                                                           2,334
 liabilities         3,794                                4,353
Total
 liabilities       423,672                              410,572                               274,887
Stockholders'
 equity             47,439                               44,735                                42,123
Total
 liabilities and
 stockholders'
 equity           $471,111                             $455,307                              $317,010
Net interest
 income                       $16,604                               $ 15,559                             $  12,223
Net interest
 margin                                      3.85%                                3.72%                                 4.11%
__________

<F1> Interest income and yields are presented on a fully taxable equivalent basis using the Federal statutory income tax rate of 34%, net of nondeductible interest expense. Such adjustments totaled $580,000, $576,000 and $433,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

<F2> Nonaccruing loans are included in the average amounts outstanding.

<F3> Average balances based on amortized cost.

     The following table presents, on a fully taxable equivalent basis, an analysis of changes in net interest income resulting from changes in average volumes of earning assets and interest bearing liabilities and average rates earned and paid. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the absolute dollar amounts of change in each.

(DOLLARS EXPRESSED IN THOUSANDS)

                         YEAR ENDED                 YEAR ENDED
                       DECEMBER 31, 1999          DECEMBER 31, 1998
                         COMPARED TO               COMPARED TO
                       DECEMBER 31, 1998          DECEMBER 31, 1997

                     TOTAL    CHANGE DUE TO     TOTAL    CHANGE DUE TO
                    CHANGE    VOLUME  RATE      CHANGE   VOLUME    RATE
INTEREST
 INCOME ON A
 FULLY TAXABLE
 EQUIVALENT
 BASIS:
Loans:<F1>
 Commercial        $  507       887     (380)  $ 3,710    3,799     (89)
 Real
  estate<F2>          366       847     (481)    2,255    2,512    (257)
 Consumer             175       290     (115)      619      701     (82)
Investment in
 debt and
 equity
 securities:
 U.S. Treasury
 and U.S.
 Government
  agencies           (598)     (371)    (227)      921      893      28
 State and
  municipal<F2>       (41)      (15)     (26)      494      608    (114)
 Other                 79        84       (5)      (53)     (53)     --
Federal funds
 sold                (410)     (310)    (100)      932      955     (23)
Interest
 bearing
 deposits
 in other
 financial
 institutions          (5)       (2)      (3)       10        7       3
Total interest
 income                73     1,410   (1,337)    8,888    9,422    (534)

Continued on next page

                         YEAR ENDED                 YEAR ENDED
                       DECEMBER 31, 1999          DECEMBER 31, 1998
                         COMPARED TO               COMPARED TO
                       DECEMBER 31, 1998          DECEMBER 31, 1997

                     TOTAL    CHANGE DUE TO     TOTAL     CHANGE DUE TO
                    CHANGE    VOLUME  RATE      CHANGE   VOLUME      RATE
INTEREST
EXPENSE:
NOW accounts          66         107     (41)      511       559      (48)
Savings             (182)         46    (228)      290       379      (89)
Money market          84         134     (50)      151       229      (78)
Time deposits
 of $100,000
 and over           (221)      (107)    (114)      632       623        9
Other time
 Deposits           (726)        20     (746)    2,578     2,757     (179)
Securities
 sold under
 agreements
 to repurchase      (254)      (210)     (44)      447       422       25
Interest-
 bearing
 demand notes
 to
 U.S. Treasury        (3)         7      (10)       (6)      (13)       7
Other borrowed
 money               264        330      (66)      949       961      (12)
Total interest
   Expense          (972)       327   (1,299)    5,552     5,917     (365)
NET INTEREST
 INCOME ON A
 FULLY TAXABLE
 EQUIVALENT
 BASIS            $1,045      1,083      (38)   $3,336     3,505     (169)

__________

<F1> Nonaccruing loans are included in the average amounts outstanding.

<F2> Interest income and yields are presented on a fully taxable equivalent basis using the federal statutory income tax rate of 34%, net of nondeductible interest expense. Such adjustments totaled $ 580,000, $576,000 and $433,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

LENDING AND CREDIT MANAGEMENT

     Interest earned on the loan portfolio is a primary source of interest income for our Company. Net loans represented 64.9% of total assets as of December 31, 1999. Total loans increased steadily from December 31, 1995 through December 31, 1999 due to stable local economies and reasonable interest rates. Growth in volume of installment loans to individuals historically has depended upon the purchase of non-recourse contracts from automobile dealers.

     Lending activities are conducted pursuant to written loan policies approved by the Banks' Boards of Directors. Larger credits are reviewed by the Banks' Discount Committees. These committees are comprised of members of senior management.

     The following table shows the composition of the loan portfolio by major category and each category as a percentage of the total portfolio as of the dates indicated.

(DOLLARS EXPRESSED IN THOUSANDS)

                        1999                 1998               1997               1996               1995
                AMOUNT        %        AMOUNT      %      AMOUNT     %       AMOUNT       %     AMOUNT       %
Commercial,
 financial
 and
 agricultural   $ 114,469    35.1%     $ 98,298   34.1%   $ 90,543    32.5%   $ 40,208    23.2%  $ 38,355    24.9%
Real estate --
 construction      24,891     7.6        19,414    6.7      33,947    12.2      22,737    13.1     11,740     7.6
Real estate --
 mortgage         135,677    41.6       123,534   42.8     110,012    39.5      76,071    43.9     73,029    47.3
Installment
 loans
 to
 individuals       51,192    15.7        46,972   16.3      44,198    15.8      34,293    19.8     31,215    20.2
   Total
   loans         $326,229   100.0%     $288,218  100.0%   $278,700   100.0%   $173,309  100.0%   $154,339   100.0%

     Loans at December 31, 1999 mature as follows:

(DOLLARS EXPRESSED IN THOUSANDS)

                                    OVER ONE YEAR
                                    THROUGH FIVE
                                       YEARS          OVER FIVE YEARS
                     ONE YEAR    FIXED     FLOATING   FIXED   FLOATING
                     OR LESS     RATE      RATE       RATE    RATE        TOTAL
Commercial,
 financial,
 and agricultural    $ 68,437    $35,467   $4,423     $ 4,531   $1,611    $114,469
Real estate -
 construction          24,891         --       --          --       --      24,891
Real estate            45,785     49,482   21,240      19,025      145     135,677                             145
- mortgage
Installment
 loans to
 individuals           16,634     34,230        9         319       --      51,192

  Total loans        $155,747   $119,179  $25,672     $23,875   $1,756    $326,229

     Our Company generally does not retain long-term fixed rate residential mortgage loans in its portfolio. Fixed rate loans conforming to standards required by the secondary market are offered to qualified borrowers, but are not funded until our Company has a non-recourse purchase commitment from the secondary market at a predetermined price. At December 31, 1999 our Company was servicing approximately $115,646,000 of loans sold to the secondary market.

     Mortgage loans retained in our Company's portfolio generally include provisions for rate adjustments at one to three year intervals. Commercial loans and real estate construction loans generally have maturities of less than one year. Installment loans to individuals are primarily fixed rate loans with maturities from one to five years.

     The provision was increased in 1995 due primarily to loan growth, and in 1996 and 1997 due to a combination of loan growth and increases in net loans charged off. The decrease in the provision in 1998 was primarily due to the decrease in net loans charged off. The increase in the provision in 1999 was due to a combination of loan growth and an increase in net loans charged off.

     The provision for loan losses is based on management's evaluation of the loan portfolio in light of national and local economic conditions, changes in the composition and volume of the loan portfolio, changes in the volume of past due and nonaccrual loans, and other relevant factors. The allowance for loan losses which is reported as a deduction from loans, is available for loan charge-offs. This allowance is increased by the provision charged to expense and is reduced by loan charge-offs net of loan recoveries.

     Management formally reviews all loans in excess of certain dollar amounts (periodically established) at least annually. In addition, on a monthly basis, management reviews past due, "classified", and "watch list" loans in order to classify or reclassify loans as "loans requiring attention," "substandard," "doubtful," or "loss". During that review, management also determines what loans should be considered to be "impaired". Management believes, but there can be no assurance, that these procedures keep management informed of possible problem loans. Based upon these procedures, both the allowance and provision for loan losses are adjusted to maintain the allowance at a level considered adequate by management for probable losses inherent in the loan portfolio.

     The following table summarizes loan loss experience for the periods indicated:

(DOLLARS EXPRESSED IN THOUSANDS)

                                  YEAR ENDED DECEMBER 31,
                           1999      1998     1997     1996    1995

Analysis of allowance
 for loan losses:
Balance beginning of
 period                  $ 4,413     3,914    2,307    2,179   1,943
Allowance for loan
 losses of Union
 State Bank and
 Trust of Clinton
 at date of
 acquisition                 --        --     1,315       --      --
Charge-offs:
 Commercial,
  financial, and
  agricultural              410        90       120       37       7
 Real estate -
  construction               --        --       230       --      --
 Real estate -
  mortgage                   36        32        17       --      --
 Installment loans
  to individuals            288       325       373      355     153

                            734       447       740      392     160

Recoveries:
 Commercial,
  financial, and
  agricultural               57      111         11        5      23
 Real estate -
  construction               --       --         --       --      --
 Real estate -
  mortgage                    3       --         14       --      --
 Installment loans
  to individuals            116      133         142      120     108
                            176      244         167      125     131
Net charge-offs             558      203         573      267      29
Provision for loan
 losses                     910      702         865      395     265
Balance at end of
 period                  $4,765    4,413       3,914    2,307   2,179
Loans outstanding:
 Average               $303,492  279,679     200,175  165,270 147,993
 End of period          326,229  288,218     278,700  173,309 154,339
Allowance for loan
 losses to loans
 outstanding:
  Average                1.57%     1.58        1.96     1.40    1.47
  End of period          1.46      1.53        1.40     1.33    1.41
Net charge-offs to
 average loans
 outstanding             0.18      0.07        0.29     0.16    0.02


                                  YEAR ENDED DECEMBER 31,
                         1999      1998     1997     1996    1995
Allocation of
 allowance for
 loan losses at end
 of period:
   Commercial,
    financial, and
    agricultural       $1,214       935      877     827      940
   Real estate -
    construction          479       496      554     253       84
   Real estate -
    mortgage            1,202     1,265    1,063     401      354
   Installment loans
    to individuals        392       413      419     423      215
   Unallocated          1,478     1,304    1,001     403      586
     Total             $4,765     4,413    3,914   2,307    2,179
Percent of categories
 to total loans:
  Commercial,
   financial, and
   agricultural          35.1%      34.1    32.5    23.2     24.9
  Real estate -
   construction           7.6        6.7    12.2    13.1      7.6
  Real estate -
   mortgage              41.6       42.9    39.5    43.9     47.3
  Installment loans to
   individuals           15.7       16.3    15.8    19.8     20.2
     Total              100.0      100.0   100.0   100.0    100.0

     The following table summarizes our Company's nonperforming assets at the dates indicated:

(DOLLARS EXPRESSED IN THOUSANDS)

                                              DECEMBER 31,
                            1999       1998       1997        1996        1995
Nonaccrual loans:
  Commercial,
   financial,
   and agricultural        $  841       102        111           42         75
  Real estate -               134       274        385          327        354
   construction
  Real estate -               507       272        274          268        272
   mortgage
  Installment loans to         57        59         57           61         20
   individuals

    Total nonaccrual        1,539       707        827          698        721
     loans

Loans contractually
 past-due 90 days
 or more and still
 accruing:
  Commercial,                  --        --         48           59         --
   financial, and
   agricultural
  Real estate -                --        --         --          122         --
   construction
  Real estate -                --        --        112          186        110
   mortgage
  Installment loans to         22        18         30           27          7
   individuals

    Total loans
     contractually
     past-due
     90 days or more           22        18        190          394        117
     and still accruing

Restructured loans            132        85        100           --         --

   Total
    nonperforming
    loans                   1,693       810       1,117       1,092        838
Other real estate              --        85         295          22         --
Repossessions                  91        93         101         106         70

    Total
     nonperforming
     assets              $  1,784       988        1,513      1,220        908
Loans                    $326,229   288,218      278,700    173,309    154,339
Allowance for loan
 losses to loans             1.46%     1.53         1.40       1.33       1.41
Nonperforming
 loans to
 loans                       0.52      0.28         0.40       0.63       0.54
Allowance for
 loan losses to
 nonperforming loans       281.45    544.81       350.40     211.26     260.02
Nonperforming
 assets to
 loans and
 foreclosed assets           0.55      0.34         0.54       0.70       0.59

     It is our Company's policy to discontinue the accrual of interest income on loans when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due unless the obligation is both well secured and in the process of collection. Interest on year-end nonaccrual loans, which would have been recorded under the original terms of the loans, was approximately $150,000, $53,000 and $59,000 for the years ended December 31, 1999, 1998, and 1997, respectively. Approximately $80,000, $8,000 and $16,000 was actually recorded as interest income on such loans for the year ended December 31, 1999, 1998, and 1997, respectively. The increase in nonaccrual loans at December 31, 1999 is primarily attributable to one large credit at Exchange National Bank.

     On January 1, 1995 our Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" (SFAS 118). A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due
- both principal and interest - according to the contractual terms of the loan agreement. In addition to nonaccrual loans at December 31, 1999 included in the table above, which were considered impaired, management has identified additional loans totaling approximately $6,654,000 which are not included in the nonaccrual table above but are considered by management to be impaired. The $6,654,000 of loans identified by management as being impaired reflected various commercial, commercial real estate, real estate, and consumer loans ranging in size from approximately $3,000 to approximately $3,017,000.

     Impairment reserves for our Company's impaired loans were determined based on the fair value of the collateral securing those loans, or in the case of loans guaranteed by the Small Business Administration, the amount of that guarantee. At December 31, 1999 $884,000 of our Company's allowance for loan losses related to impaired loans totaling approximately $8,193,000.

     As of December 31, 1999 and 1998 approximately $315,000 and $2,457,000, respectively, of loans not included in the nonaccrual table above or identified by management as being "impaired" were classified by management as having potential credit problems which raised doubts as to the ability of the borrower to comply with present loan repayment terms. In addition to the classified list, our Company also maintains an internal loan watch list of loans which for various reasons, not all related to credit quality, management is monitoring more closely than the average loan in the portfolio. Loans may be added to this list for reasons which are temporary and correctable, such as the absence of current financial statements of the borrower, or a deficiency in loan documentation. Other loans are added as soon as any problem is detected which might affect the borrower's ability to meet the terms of the loan. This could be initiated by the delinquency of a scheduled loan payment, a deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates. Once a loan is placed on our Company's watch list, its condition is monitored closely. Any further deterioration in the condition of the loan is evaluated to determine if the loan should be assigned to a higher risk category.

     The allowance for loan losses is available to absorb loan losses regardless of the category of loan to be charged off. However, as a part of management's evaluation of the adequacy of the allowance for loan losses, an allocation of the allowance by loan category is made. At December 31, 1999, management allocated $3,287,000 of the $4,765,000 total allowance for loan losses to specific loan categories and $1,478,000 was unallocated. Considering the size of several of our Company's lending relationships and the loan portfolio in total, management believes that the December 31, 1999 allowance for loan losses is adequate.

     Our Company does not lend funds for the type of transactions defined as "highly leveraged" by bank regulatory authorities or for foreign loans. Additionally, our Company does not have any concentrations of loans exceeding 10% of total loans which are not otherwise disclosed in the loan portfolio composition table. Our Company does not have any interest-earning assets which would have been included in nonaccrual, past due, or restructured loans if such assets were loans.

     The following table sets forth the amount of our Company's outstanding loan and similar commitments, by type, as of the end of each of the last two fiscal years:

                                      December 31,
        Type of Commitment         1999         1998

     Commercial Loans          $23,886,157    $27,048,083

     Real Estate Loans          18,791,042     17,091,618

     MasterCard/Visa Credit
       Lines                    10,092,286      9,738,636

     Other                       9,209,987     10,279,242

     Total Commitments <F1>    $61,979,472    $64,157,579
____________________
[FN]
<F1>
     Of the commitments shown as outstanding at December 31, 1999, management considers approximately $57,411,000 to be "firm," and estimates that approximately $38,749,000 will be exercised in 2000.

     Of the commitments shown in the foregoing table approximately $30,415,000 represents fixed-rate loan commitments.
The remaining commitments provide that the interest rates to be charged on amounts borrowed thereunder will be determined by market conditions at the time of borrowing.

INVESTMENT PORTFOLIO

     Our Company classifies its debt and equity securities into one of the following two categories:

     Held-to-Maturity - includes investments in debt securities which our Company has the positive intent and ability to hold until maturity.

     Available-for-Sale - includes investments in debt and equity securities not classified as held to maturity or trading (i.e., investments which our Company has no present plans to sell in the near-term but may be sold in the future under different circumstances).

     Debt securities classified as held-to-maturity are carried at amortized cost, while debt and equity securities classified as trading or available-for-sale are carried at estimated market value. Unrealized holding gains and losses from available-for-sale securities are excluded from earnings and reported, net of applicable taxes, as a separate component of stockholders' equity until realized.

     Our Company does not engage in trading activities and accordingly does not have any debt or equity securities
classified as trading securities.   Historically our Company's
practice had been to purchase and hold debt instruments until maturity unless special circumstances exist. However, since the investment portfolio's major function is to provide liquidity and to balance our Company's interest rate sensitivity position, certain debt securities along with stock of the Federal Home Loan Bank and the Federal Reserve Bank are classified as available-for-sale.

     At December 31, 1999 debt securities classified as held-to-maturity represented 4.1% of total consolidated assets and debt and equity securities classified as available-for-sale represented 18.4% of total consolidated assets. Future levels of held-to-maturity and available-for-sale investment securities can be expected to vary depending upon liquidity and interest sensitivity needs as well as other factors.

     The following table presents the composition of the investment portfolio by major category.

(DOLLARS EXPRESSED IN THOUSANDS)

                                                        DECEMBER 31,

                                 1999                              1998                             1997
                     AVAILABLE-   HELD-TO-              AVAILABLE-  HELD-TO-             AVAILABLE-  HELD-TO-
                     FOR-SALE     MATURITY    TOTAL     FOR-SALE    MATURITY    TOTAL    FOR-SALE    MATURITY    TOTAL
U.S. Treasury
 securities          $5,497             --      5,497   $13,990       2,269      16,259   25,892      2,831      28,723
U.S. Government
 agencies
 and
 corporations:        4,603            890      5,493     6,771       1,311       8,082    7,261      1,945       9,206
  Mortgage-backed
  Other              61,027          6,010     67,037    35,982      11,300      47,282   34,431     14,991      49,422
States and
 political
 subdivisions        14,432         13,365     27,797    12,153      15,869      28,022    9,507     17,767      27,274
Other debt
 securities           3,964             --      3,964        --          --         --        --        200         200
  Total debt
   securities        89,523         20,265    109,788    68,896      30,749      99,645    77,091    37,734     114,825
Federal Home
 Loan
Bank stock            1,379             --      1,379     1,351          --       1,351     1,272        --       1,272
Federal
 Reserve Bank
 stock
Federal
 Agricultural            60             --          60       60          --          60        60        --         60
Mortgage
 Corporation             10             --          10       10          --          10        --        --         --

Total investments   $90,972         20,265     111,237  $70,317      30,749     101,066    78,423    37,734     116,157

     As of December 31, 1999, the maturity of debt securities in the investment portfolio was as follows:

(DOLLARS EXPRESSED IN THOUSANDS)

                                    OVER ONE      OVER FIVE    OVER   WEIGHTED
                       ONE YEAR     THROUGH        THROUGH     TEN    AVERAGE
                       OR LESS     FIVE YEARS     TEN YEARS    YEARS   YIELD<F1>
AVAILABLE-FOR-SALE
U.S. Treasury
securities             $4,004,380   $ 1,493,438   $      --   $    --     5.59%
U.S. Government
agencies
and corporations:
Mortgage-backed<F2>       681,418     3,444,088          --     477,364   5.93
Other                  40,276,488    20,749,046          --          --   5.85
Total U.S.
Government agencies    40,957,906    24,193,134          --     477,364   5.85
States and
political
subdivisions<F3>          823,198     8,557,097    5,052,107         --   6.65
Other debt security     3,964,137            --          --          --   5.60
Total available-
for-sale debt
securities            $49,749,621   $34,243,669  $ 5,052,107    $477,364  5.95%
Weighted average
yield<F1>                 5.77%         6.07%         6.88%        6.36%

                                      OVER ONE       OVER FIVE      WEIGHTED
                       ONE YEAR       THROUGH         THROUGH       AVERAGE
                       OR LESS       FIVE YEARS      TEN YEARS      YIELD<F1>
HELD-TO-MATURITY
U.S. Government
agencies
and corporations:
Mortgage-backed<F2>    $  141,743        748,556            --       6.53%
Other                   5,510,750        498,941            --       6.17
Total U.S.
Government agencies     5,652,493      1,247,497            --       6.22
States and political
subdivisions<F3>        2,840,944     10,324,533        199,588      6.95

   Total held-to-
    maturity
    debt securities    $8,493,437    $11,572,030      $  199,588     6.70%

Weighted average
yield<F1>                  6.34%         6.94%           7.75%
 ____________________
[FN]
<F1> Weighted average yield is based on amortized cost for both available-for-sale and held-to-maturity securities.

<F2> Mortgage-backed securities issued by U.S. Government agencies and corporations have been included using historic repayment speeds. Repayment speeds were determined from actual portfolio experience during the twelve months ended December 31, 1999 calculated separately for each mortgage-backed security. These repayment speeds are not necessarily indicative of future repayment speeds and are subject to change based on changing mortgage interest rates.

<F3> Rates on obligations of states and political subdivisions have been adjusted to fully taxable equivalent rates using the statutory Federal income tax rate of 34%.

     At December 31, 1999 $1,584,000 of debt securities classified as available-for-sale in the table above had variable rate provisions with adjustment periods ranging from one to twelve months.

INTEREST SENSITIVITY AND LIQUIDITY

     The concept of interest sensitivity attempts to gauge exposure of our Company's net interest income to adverse changes in market-driven interest rates by measuring the amount of interest sensitive assets and interest sensitive liabilities maturing or subject to repricing within a specified time period. Liquidity represents the ability of our Company to meet the day-to-day withdrawal demands of its deposit customers balanced against the fact that those deposits are invested in assets with varying maturities. Our Company must also be prepared to fulfill the needs of credit customers for loans with various types of maturities and other financing arrangements. Our Company monitors its interest sensitivity and liquidity through the use of static gap reports which measure the difference between assets and liabilities maturing or repricing within specified time periods.

     At December 31, 1999 Exchange National Bank and Union State Bank each independently monitored their static gap reports with their goals being to limit each bank's potential change in net interest income due to changes in interest rates to acceptable limits. Interest rate changes used by the individual banks ranged from 1.50% to 2.00% and the resulting net interest income changes ranged from approximately 4.85% to 6.25%.

     The following table presents our Company's consolidated (including Parent Company debt) static gap position at December 31, 1999 for the next twelve months and the potential impact on net interest income for 1999 of an immediate 2% increase in interest rates.

(DOLLARS EXPRESSED IN THOUSANDS)

                                                      CUMULATIVE
                                                     ONE THROUGH
                                                        TWELVE
                                                        MONTH
                                                        PERIOD

Assets maturing or repricing within one year          $ 209,290

Liabilities maturing or repricing within one year       257,823

     GAP                                                (48,533)

Ratio of assets maturing or repricing to
  liabilities maturing or repricing                          81%

Impact on net interest income of an
  immediate 2.00% increase in interest rates          $   (971)

Net interest income for 1999                             16,024

Percentage change in 1999 net interest
  income due to an immediate 2.00% increase in
  interest rates                                         (6.06)%

     In addition to managing interest sensitivity and liquidity through the use of gap reports, Exchange National Bank has provided for emergency liquidity situations with informal agreements with correspondent banks which permit it to borrow up to $30,000,000 in federal funds on an unsecured basis and formal agreements to sell and repurchase securities on which it may draw up to $27,000,000. Both Exchange National Bank and Union State Bank are members of the Federal Home Loan Bank which may be used to provide a funding source for fixed rate real estate loans and/or additional liquidity.

     At December 31, 1999 and 1998, our Company had certificates and other time deposits in denominations of $100,000 or more which mature as follows:

(DOLLARS EXPRESSED IN THOUSANDS)

                                 December 31,
                                1999      1998
     Three months or less     $ 6,555       7,668

     Over three months          6,899       7,244
     through six months
     Over six months through    4,970       7,015
     twelve months
     Over twelve months         5,385       5,155
                              $23,809    $ 27,082

    Securities sold under agreements to repurchase generally mature the next business day; however, certain agreements with local political subdivisions and select businesses are fixed rate agreements with original maturities generally ranging from 30 to 120 days. Information relating to securities sold under agreements to repurchase is as follows:

(DOLLARS EXPRESSED IN THOUSANDS)

                        AT END OF PERIOD         FOR THE PERIOD ENDING

                              Weighted                        Weighted
                              Average    Maximum               Average
                              Interest  Month-end   Average   Interest
                    Balance     Rate     Balance    Balance     Rate
December 31, 1999   $24,895    5.06%     $30,285    $21,364      5.38%
December 31, 1998    16,991    5.10       36,923     25,754      5.56
December 31, 1997    21,494    6.39       22,409     18,152      5.43

CAPITAL

     Risk-based capital guidelines for financial institutions were adopted by regulatory authorities effective January 1, 1991. These guidelines are designed to relate regulatory capital requirements to the risk profiles of the specific institutions and to provide more uniform requirements among the various regulators. Our Company is required to maintain a minimum risk-based capital to risk-weighted assets ratio of 8.00%, with at least 4.00% being "Tier 1" capital. In addition, a minimum leverage ratio, Tier 1 capital to adjusted total assets, of 3.00% must be maintained. However, for all but the most highly rated financial institutions, a leverage ratio of 3.00% plus an additional cushion of 100 to 200 basis points is expected.

     Detail concerning our Company's capital ratios at December
31, 1999 is included in note 3 of our Company's consolidated financial statements included elsewhere in this report.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In September, 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, which defers the effective date of SFAS 133 from fiscal years beginning after June 15, 1999 to fiscal years beginning after June 15, 2000. Earlier application of SFAS 133, as amended, is encouraged but should not be applied retroactively to financial statements of prior periods. Our Company is currently evaluating the requirements and impact of SFAS 133, as amended.

     In October 1998, the FASB issued Statement of Financial Accounting Standard No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise (SFAS 134) which conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. SFAS 134 is effective for the first fiscal quarter beginning after December 15, 1998. Since our Company does not securitize any mortgage loans, SFAS 134 had no impact on our Company's consolidated financial position and results of operations.

EFFECTS OF INFLATION

     The effects of inflation on financial institutions are different from the effects on other commercial enterprises since financial institutions make few significant capital or inventory expenditures which are directly affected by changing prices. Because bank assets and liabilities are virtually all monetary in nature, inflation does not affect a financial institution as much as do changes in interest rates. The general level of inflation does underlie the general level of most interest rates, but interest rates do not increase at the rate of inflation as do prices of goods and services. Rather, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy.

     Inflation does have an impact on the growth of total assets in the banking industry, often resulting in a need to increase capital at higher than normal rates to maintain an appropriate capital to asset ratio. In the opinion of management, inflation did not have a significant effect on our Company's operations for the three years ended December 31, 1999.

FINANCIAL INSTRUMENT MARKET VALUES

     As disclosed in note 16 of our Company's consolidated financial statements, the fair values of financial instrument assets included in the balance sheet as of December 31, 1999 reflect fair values of approximately $1,864,000, higher than the amounts recorded on the consolidated balance sheet. The fair value of financial liabilities as of December 31, 1999 reflected fair values of approximately $3,621,000 lower than the amounts recorded on the consolidated balance sheet. Such differences reflect the effects of an increasing rate environment, the effects of which are partially offset by the effectiveness of our Company's asset/liability and credit risk management programs.

COSTS OF YEAR 2000 COMPLIANCE

     Exchange committed significant resources during 1999 to take the necessary steps to enable both new and existing systems, applications and equipment to effectively process transactions up to and beyond Year 2000. The total cost of the Year 2000 readiness program was approximately $715,000, comprised of capital improvements of $650,000 and direct expense of $65,000. The capital improvements will be charged to expense in the form of depreciation expense or lease expense, generally over a period of 60 months.

     Exchange and its subsidiaries upgraded or replaced all mission critical applications and equipment that were not Year 2000 compliant prior to year-end to ensure that all applications would be able to function in the Year 2000 and beyond. All regulatory testing dates were met during the year. Operational contingency plans were developed and tested to ensure that services could still be provided to our customers in the event of Year 2000 failures or problems. Neither Exchange nor any of its subsidiaries have experienced any Year 2000 failures or disruptions in services to our customers nor is our Company aware of any significant Year 2000 issues incurred by borrowers or significant vendors used by our Company.

                CONSOLIDATED FINANCIAL STATEMENTS

     The following consolidated financial statements of our Company and reports of our Company's independent auditors appear on the pages indicated.
                                                      Page

     Independent Auditors' Report.                    28

     Consolidated Balance Sheets as
     of December 31, 1999 and 1998.                   29

     Consolidated Statements of Income
     for each of the years ended
     December 31, 1999, 1998, and 1997.               30

     Consolidated Statements of
     Stockholders' Equity and Comprehensive
     Income for each of the years ended
     December 31, 1999, 1998, and 1997.               31

     Consolidated Statements of Cash Flows
     for each of the years ended
     December 31, 1999, 1998, and 1997.               32

     Notes to Consolidated Financial Statements.      33

                  INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Exchange National Bancshares, Inc.
Jefferson City, Missouri:

We have audited the accompanying consolidated balance sheets of Exchange National Bancshares, Inc. and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exchange National Bancshares, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                 KPMG LLP

St. Louis, Missouri
February 25, 2000

                         EXCHANGE NATIONAL BANCSHARES, INC.

                                 AND SUBSIDIARIES

                           Consolidated Balance Sheets


                         ASSETS                                   1999         1998
Loans, net of allowance for loan losses of $4,764,801
 and $4,412,921 at December 31, 1999 and 1998,
 respectively                                                $321,463,838   283,804,584
Investment in debt and equity securities:
 Available-for-sale, at fair value                             90,971,986    70,316,733
 Held-to-maturity, at cost, fair value of $20,226,477 and
  $31,390,916 at December 31, 1999 and 1998, respectively      20,265,055    30,748,943

          Total investment in debt and
           equity securities                                  111,237,041   101,065,676

Federal funds sold                                             10,350,000    26,400,000
Cash and due from banks                                        22,251,208    19,803,744
Premises and equipment                                         12,361,112    12,064,252
Accrued interest receivable                                     4,258,341     3,794,092
Intangible assets                                              10,016,141    10,763,915
Other assets                                                    3,008,564     1,007,111
                                                             $494,946,245   458,703,374

            LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand                                                      $ 57,943,197    54,765,805
 NOW                                                           63,824,354    55,548,918
 Savings                                                       35,712,336    36,288,729
 Money market                                                  40,622,589    39,556,011
 Time deposits $100,000 and over                               23,809,375    27,082,396
 Other time deposits                                          159,107,724   160,279,927

          Total deposits                                      381,019,575   373,521,786

Securities sold under agreements to repurchase                 24,894,907    16,990,911
Interest-bearing demand notes to U.S. Treasury                  2,747,936       675,941
Other borrowed money                                           26,450,568    17,150,568
Accrued interest payable                                        2,127,719     2,166,955
Other liabilities                                               1,757,982     2,084,031

          Total liabilities                                   438,998,687   412,590,192

Commitments and contingent liabilities
Stockholders' equity
 Common stock - $1 par value; 1,500,000 shares
  authorized, 1,219,025 and 718,511 shares
  issued and outstanding at December 31,
  1999 and 1998, respectively                                   1,219,025       718,511
 Surplus                                                        9,259,095     1,281,489
 Retained earnings                                             46,460,207    43,730,026
 Accumulated other comprehensive income (loss)                   (990,769)      383,156

          Total stockholders' equity                           55,947,558    46,113,182

                                                              494,946,245   458,703,374

See accompanying notes to consolidated financial statements.

                        EXCHANGE NATIONAL BANCSHARES,INC.
                                AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1999, 1998, and 1997

                                                  1999          1998           1997
Interest income:
 Interest and fees on loans                   $ 25,294,796    24,241,383     17,707,139
 Interest and dividends on
  debt and equity securities:
   U.S. Treasury securities                        702,737     1,159,787      1,214,299
   Securities of U.S. government agencies        3,665,878     3,807,090      2,831,231
   Obligations of states and political
    subdivisions                                 1,376,639     1,426,862      1,072,331
   Other securities                                178,404        99,234        105,273
 Interest on federal funds sold                  1,023,214     1,432,582        501,140
 Interest on time deposits with other banks          7,480        13,575          3,307

          Total interest income                 32,249,148    32,180,513     23,434,720

Interest expense:
 NOW accounts                                    1,422,982     1,356,678        846,274
 Savings accounts                                1,061,196     1,242,534        952,494
 Money market accounts                           1,611,149     1,527,405      1,376,048
 Time deposit accounts $100,000 and over         1,274,921     1,496,777        864,126
 Other time deposit accounts                     8,164,340     8,890,200      6,311,606
 Securities sold under agreements to
  repurchase                                     1,148,517     1,432,526        985,848
 Interest-bearing demand notes to U.S.
  Treasury                                          44,067        47,350         52,611
 Federal funds purchased                            30,539          -                 -
 Other borrowed money                            1,467,650     1,203,835        255,698

          Total interest expense                16,225,361    17,197,305     11,644,705

          Net interest income                   16,023,787    14,983,208     11,790,015

Provision for loan losses                          910,000       702,500        865,000

          Net interest income after
           provision for loan losses            15,113,787    14,280,708     10,925,015

Noninterest income:
 Service charges on deposit accounts             1,163,649     1,079,494        765,186
 Trust department income                           417,867       498,204        290,853
 Brokerage commissions                              58,451             -              -
 Mortgage loan servicing fees                      458,185       420,591        322,697
 Gain on sales of mortgage loans                   461,275       316,164        142,491
 Gain (loss) on sales and calls of debt
  securities                                          (245)        6,491         (7,041)
 Credit card fees                                  133,581       112,118        290,514
 Other                                             255,625       271,001        233,707

                                                 2,948,388     2,704,063      2,038,407

Noninterest expense:
 Salaries and employee benefits                  5,817,330     5,375,712      3,786,773
 Occupancy expense, net                            747,663       531,739        359,261
 Furniture and equipment expense                 1,157,334       910,497        571,800
 FDIC insurance assessment                          67,804        68,888         34,881
 Advertising and promotion                         326,416       363,854        358,482
 Credit card expenses                               91,340        74,287        244,513
 Amortization of intangible assets                 747,774       794,029        178,590
 Other                                           2,571,399     2,396,254      1,730,986

                                                11,527,060    10,515,260      7,265,286

          Income before income taxes             6,535,115     6,469,511      5,698,136

Income taxes                                     2,070,736     2,116,775      1,842,000

          Net income                           $ 4,464,379     4,352,736      3,856,136
Basic and diluted earnings per share               4.13          4.04           3.58

See accompanying notes to consolidated financial statements.

                       EXCHANGE NATIONAL BANCSHARES, INC.
                                AND SUBSIDIARIES

    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                  Years ended December 31, 1999, 1998, and 1997

                                                                               ACCUMULATED
                                                                                 OTHER
                                                                                 COMPRE-     TOTAL
                                                                                 HENSIVE     STOCK-
                                         COMMON                  RETAINED        INCOME      HOLDERS'
                                         STOCK     SURPLUS       EARNINGS        (LOSS)      EQUITY
Balance, December 31, 1996              $718,511   1,281,489    38,696,973        (15,671)   40,681,302

Comprehensive income:
 Net income                                    -           -     3,856,136              -     3,856,136
 Other comprehensive income:
  Unrealized gains on debt and
   equity securities available-for-
   sale, net of tax                            -           -             -        132,082       132,082
  Adjustment for gain on sales and
   calls of debt and equity
   securities, net of tax                      -           -             -          4,436         4,436
        Total other comprehensive
         income                                                                                 136,518
        Total comprehensive income                                                            3,992,654

Cash dividends declared, $1.45 per             -           -    (1,566,354)             -    (1,566,354)
 share

Balance, December 31, 1997               718,511   1,281,489      40,986,755      120,847     43,107,602

Comprehensive income:
 Net income                                    -          -        4,352,736            -      4,352,736
 Other comprehensive income:
  Unrealized gains on debt and
   equity securities available-for-
   sale, net of tax                            -          -              -        266,398        266,398
  Adjustment for gain on sales
   and calls of debt and equity
   securities, net of tax                      -          -              -         (4,089)        (4,089)
        Total other comprehensive                                                                262,309
         income
        Total comprehensive income                                                             4,615,045

Cash dividends declared, $1.49 per share       -          -        (1,609,465)          -     (1,609,465)

Balance, December 31, 1998               718,511  1,281,489        43,730,026     383,156     46,113,182

Comprehensive income:
 Net income                                    -          -         4,464,379           -      4,464,379
 Other comprehensive income (loss):
  Unrealized loss on debt and
   equity securities available-for-
   sale, net of tax                            -          -                 -  (1,374,087)    (1,374,087)
  Adjustment for loss on sales
   and calls of debt and equity
   securities, net of tax                      -          -                 -         162            162
        Total other comprehensive                                                             (1,373,925)
         income (loss)
        Total comprehensive income                                                             3,090,454

Three-for-two stock split                359,212   (359,212)           (2,610)          -         (2,610)
Proceeds from sale of common             141,302  8,336,818                 -           -      8,478,120
 stock
Cash dividends declared, $1.60 per             -          -        (1,731,588)          -     (1,731,588)
 share

Balance, December 31, 1999           $ 1,219,025  9,259,095        46,460,207    (990,769)    55,947,558

See accompanying notes to consolidated financial statements.

                       EXCHANGE NATIONAL BANCSHARES, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1999, 1998, and 1997

                                                     1999              1998            1997
Cash flows from operating activities:
 Net income                                     $  4,464,379         4,352,736       3,856,136
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Provision for loan losses                         910,000           702,500         865,000
   Depreciation expense                              914,507           585,623         363,839
   Net amortization of debt securities premiums      309,007           299,957         120,676
    and discounts
   Amortization of intangible assets                 747,774           794,029         178,590
   (Increase) decrease in accrued interest          (464,249)          273,140         (11,888)
    receivable
   Increase in other assets                       (1,266,126)          (55,097)       (478,763)
   Increase (decrease) in accrued interest           (39,236)         (243,680)        320,584
    payable
   Decrease in other liabilities                    (326,049)          (96,450)       (114,391)
   (Gain) loss on sales and calls of debt                245            (6,491)          7,041
    securities
   Other, net                                       (216,128)          (86,837)        (36,816)
 Origination of mortgage loans for sale          (29,037,532)      (65,540,609)    (24,147,802)
 Proceeds from the sale of mortgage loans         29,037,532        65,540,609      24,147,802

        Net cash provided by operating
         activities                                5,034,124         6,519,430       5,070,008

Cash flows from investing activities:
 Net increase in loans                           (39,227,485)      (11,074,244)    (32,236,191)
 Purchases of debt securities:
  Available-for-sale                             (83,888,008)      (30,945,944)    (17,463,713)
  Held-to-maturity                                (1,499,823)      (43,829,363)     (7,406,950)
 Proceeds from maturities of debt securities:
  Available-for-sale                              48,815,198        27,842,273      13,770,449
  Held-to-maturity                                 7,694,028        49,013,339       4,290,105
 Proceeds from calls of debt securities:
  Available-for-sale                               6,125,000        11,455,029       3,245,000
  Held-to-maturity                                 4,167,000         1,679,076       2,200,000
 Proceeds from sales of debt securities:
  Available-for-sale                               5,996,736                 -        5,072,832
  Held-to-maturity                                         -                 -          350,000
 Purchase of Union State Bancshares, Inc., net
  of cash and cash equivalents acquired                    -          (215,000)     (4,888,677)
 Purchases of premises and equipment              (1,277,195)       (3,829,625)     (3,221,793)
 Proceeds from sales of premises and equipment        65,829                 -          41,500
 Proceeds from sales of other real estate            834,856         1,654,513       1,690,056
  owned and repossessions

        Net cash provided by (used in)
         investing activities                    (52,193,864)        1,750,054     (34,557,382)

Cash flows from financing activities:
 Net increase in demand deposits                   3,177,392         4,626,703       4,324,323
 Net increase in interest-bearing transaction      8,765,621         6,624,694       2,907,255
  accounts
 Net increase (decrease) in time deposits         (4,445,224)        1,883,594       6,636,535
 Net increase (decrease) in securities sold        7,903,996         (4,502,676)     9,190,196
  under agreements to repurchase
 Net increase (decrease) in interest-bearing       2,071,995         (2,987,640)     2,629,149
  demand notes to U.S. Treasury
 Proceeds from bank debt                                   -                  -      8,507,932
 Proceeds from Federal Home Loan Bank advances    10,000,000          2,800,000              -
 Proceeds from notes payable                               -                  -     11,995,636
 Proceeds from sale of common stock                8,478,120                  -              -
 Repayment of bank debt and Federal Home Loan       (700,000)        (3,253,000)    (6,000,000)
  Bank advances
 Cash dividends paid                              (1,694,696)        (1,609,465)    (1,523,243)

        Net cash provided by financing
         activities                               33,557,204          3,582,210     38,667,783

        Net increase (decrease) in cash
         and cash equivalents                    (13,602,536)        11,851,694      9,180,409

Cash and cash equivalents, beginning of year      46,203,744         34,352,050     25,171,641

Cash and cash equivalents, end of year            32,601,208         46,203,744     34,352,050

Supplemental disclosure of cash flow
 information -
  cash paid during the year for:
   Interest                                       16,264,597         17,440,985     11,324,121
   Income taxes                                    2,590,438          2,399,623      2,184,243

Supplemental schedule of noncash investing
 activities -
  other real estate and repossessions acquired
   in settlement of loans                           747,868          1,654,513       1,961,610

See accompanying notes to consolidated financial statements.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Exchange National Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers through The Exchange National Bank of Jefferson City and Union State Bank and Trust of Clinton (the Banks) located within the communities surrounding Jefferson City and Clinton, Missouri. The Banks are subject to competition from other financial and nonfinancial institutions providing financial products. Additionally, the Company and its subsidiaries are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

     The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and conform to predominant practices within the banking industry. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, including the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The significant accounting policies used by the Company in the preparation of the consolidated financial statements are summarized below:

          PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company, The Exchange National Bank of Jefferson City, Union State Bancshares, Inc. (USB), and its wholly owned subsidiary, Union State Bank and Trust of Clinton. All significant intercompany accounts and transactions have been eliminated.

          LOANS

          Loans are stated at face amount less unearned income and the allowance for loan losses. Income on loans is accrued on a simple-interest basis.

          Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after consideration of business conditions and collection efforts, is such that collection of interest is doubtful. Interest accrued in the current year is reversed against interest income, and prior years' interest is charged to the allowance for loan losses. A loan remains on nonaccrual status until the loan is current as to payment of both principal and interest and/or the borrower demonstrates the ability to pay and remain current.

          Loan origination fees and certain direct costs are deferred and recognized over the life of the loan as an adjustment to yield.

          The Exchange National Bank of Jefferson City originates certain loans which are sold in the secondary mortgage market to the Federal Home Loan Mortgage Corporation (Freddie Mac). These long-term, fixed-rate loans are sold on a note-by-note basis. Immediately upon locking in an interest rate, the Company enters into an agreement to sell the mortgage loan to Freddie Mac without recourse. The Company allocates the cost of loans originated between the mortgage loans and the mortgage servicing rights. At December 31, 1999 and 1998, no mortgage loans were held for sale. Mortgage loan servicing fees earned on loans sold to Freddie Mac are reported as income when the related loan payments are collected. Operational costs to service such loans are charged to expense as incurred.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

          ALLOWANCE FOR LOAN LOSSES

          The allowance for loan losses is increased by provisions charged to expense and is reduced by loan charge-offs, net of recoveries. Management utilizes a systematic, documented approach in determining the appropriate level of the allowance for loan losses. Management's approach, which provides for general and specific valuation allowances, is based on current economic conditions, past losses, collection experience, risk characteristics of the portfolio, assessment of collateral values by obtaining independent appraisals for significant properties, and such other factors which, in management's judgment, deserve current recognition in estimating loan losses.

          Management believes the allowance for loan losses is adequate to absorb probable losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Banks to increase the allowance for loan losses based on their judgment about information available to them at the time of their examination.

          A loan is considered impaired when it is probable a creditor will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement. The Company follows its nonaccrual method for recognizing interest income on impaired loans.

          INVESTMENT IN DEBT AND EQUITY SECURITIES

          At the time of purchase, debt securities are classified into one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities which the Company has the ability and positive intent to hold until maturity. All equity securities, and debt securities not classified as held-to-maturity, are classified as available-for-sale.

          Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income, a separate component of stockholders' equity, until realized.

          Premiums and discounts are amortized using the interest method over the lives of the respective securities, with consideration of historical and estimated prepayment rates for mortgage-backed securities, as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings based on the specific identification method for determining the cost of securities sold.

          A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

          The Banks, as members of the Federal Home Loan Bank System administered by the Federal Housing Finance Board, are required to maintain an investment in the capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of each bank's total mortgage-related assets at the beginning of each year, 0.3% of each bank's total assets at the beginning of each year, or 5% of advances from the FHLB to each bank. Additionally, The Exchange National Bank of Jefferson City is required to maintain an investment in the capital stock of the Federal Reserve Bank. These investments are recorded at cost which represents redemption value.

          PREMISES AND EQUIPMENT

          Premises and equipment are stated at cost less accumulated depreciation. Depreciation applicable to buildings and improvements and furniture and equipment is charged to expense using straight-line and accelerated methods over the estimated useful lives of the assets. Such lives are estimated to be 5 to 55 years for buildings and improvements and 3 to 15 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

          INTANGIBLE ASSETS

          The excess of cost over the fair value of net assets acquired in the acquisition of USB is being amortized using the straight-line method over an estimated life of 25 years. The core deposit intangible established in the acquisition is being amortized over a 10-year period on an accelerated method of amortization. Other intangible assets are amortized over periods up to six years.

          Periodically, the Company reviews its intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable. Based on those reviews, adjustments of recorded amounts have not been required.

          OTHER REAL ESTATE

          Other real estate, included in other assets in the accompanying consolidated balance sheets, is recorded at fair value. If the fair value of other real estate declines subsequent to foreclosure, the difference is recorded as a valuation allowance through a charge to expense. Subsequent increases in fair value are recorded through a reversal of the valuation allowance. Expenses incurred in maintaining the properties are charged to expense.

          INCOME TAXES

          The Company and its subsidiaries file a consolidated federal income tax return.

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

          TRUST DEPARTMENTS

          Property held by the Banks in fiduciary or agency capacities for customers is not included in the accompanying consolidated balance sheets, since such items are not assets of the Company. Trust department income is recognized on the accrual basis.

          EARNINGS PER SHARE

          Earnings per share is computed by dividing net income by 1,081,207, 1,077,723, and 1,077,723, the weighted average number of common shares outstanding during 1999, 1998, and 1997, respectively, after giving effect to the three-for-two stock split on October 13, 1999. Due to the fact the Company has no dilutive instruments, basic earnings per share and diluted earnings per share are equal.

          CONSOLIDATED STATEMENTS OF CASH FLOWS

          For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of federal funds sold, cash, and due from banks.

          COMPREHENSIVE INCOME

          On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which established standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. The Company reports comprehensive income in the consolidated statements of stockholders' equity and comprehensive income.

          SEGMENT INFORMATION

          In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS
          131), which established standards for the way that public enterprises report information about operating segments in annual financial statements. The Company has defined its business segments to be the Banks, which is consistent with the management structure of the Company and the internal reporting system that monitors performance.

(2)  Acquisitions

     On November 3, 1997, the Company acquired 100% of the outstanding shares of common stock of USB, a one-bank holding company located in Clinton, Missouri. At the date of acquisition, USB had consolidated total assets and deposits of $144.0 million and $118.5 million, respectively. The transaction had a total value of approximately $21.0 million, and was accounted for under the purchase method of accounting. Accordingly, the results of operations of USB have been included in the consolidated financial statements of the Company since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. Intangible assets of approximately $11.6 million, including $8.8 million and $2.0 million of excess of cost over fair value of net assets acquired and core deposit intangibles, respectively, were recorded in this transaction.

     On January 3, 2000, the Company acquired 100% of the outstanding shares of common stock of Mid Central Bancorp, a one-bank holding company located in Warsaw, Missouri. At the date of acquisition, Mid Central had total assets and deposits of approximately $55.1 million and $49.4 million, respectively. The transaction
               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998 and 1997

     had a total value of approximately $8.6 million, and was accounted for under the purchase method of accounting.

     On September 14, 1999, the Company entered into an agreement to acquire Calhoun Bancshares, Inc. and its subsidiary, Citizens State Bank of Calhoun (Citizens Bank). The agreement provides for the acquisition of Citizens Bank in a transaction that culminates with the merger of Citizens Bank with and into Union State Bank & Trust of Clinton. At December 31, 1999, Citizens Bank had total assets and deposits of $70.2 million and $61.0 million, respectively. Pursuant to the terms of the agreement, shareholders of the parent company of Citizens Bank will receive cash aggregating approximately $14,000,000, and the transaction will be accounted for under the purchase method of accounting. Consummation of the agreement is subject to receipt of all requisite regulatory approval. It is anticipated that this transaction will close during the second quarter of 2000.

     On October 27, 1999, the Company entered into an agreement and plan of merger with CNS Bancorp, Inc. (CNS). The merger agreement provides that CNS will be merged with and into a wholly owned subsidiary of the Company with the subsidiary being the surviving entity. Immediately following the consummation of the merger, City National Savings Bank, FSB, a federally chartered savings bank and wholly owned subsidiary of CNS, will merge with and into The Exchange National Bank of Jefferson City, a national bank and wholly-owned subsidiary of the Company. At December 31, 1999, CNS had total assets and deposits of $91.8 million and $68.9 million, respectively. Pursuant to the agreement, each share of CNS common stock shall be converted into the right to receive $8.80 in cash and 0.15 of a share of the Company's common stock, and the transaction will be accounted for under the purchase method of accounting. Consummation of the merger is subject to approval of the shareholders of CNS and the receipt of all requisite regulatory approval. It is anticipated that this transaction will close during the second quarter of 2000.

(3)  CAPITAL REQUIREMENTS

     The Company and the Banks are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Company and the Banks are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

     Quantitative measures established by regulations to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to adjusted average assets. Management believes, as of December 31, 1999, the Company and the Banks meet all capital adequacy requirements to which they are subject.

     The Banks are also subject to the regulatory framework for prompt corrective action. The Exchange National Bank of Jefferson City's most recent notification from the Office of the Comptroller of the Currency, dated December 7, 1998, and Union State Bank and Trust of Clinton's most recent notification from the Federal Deposit Insurance Corporation, dated March 23, 1998, categorized them as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notifications that management believes have changed the Banks' categories.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998 and 1997

        The actual and required capital amounts and ratios for the Company and the Banks as of December 31, 1999 and 1998 are as follows (dollars in thousands):


                                                1999
                                                                    TO BE
                                                              WELL CAPITALIZED
                                                                 UNDER PROMPT
                                               CAPITAL            CORRECTIVE
                            ACTUAL          REQUIREMENTS       ACTION PROVISION
                       AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT    RATIO
Total capital (to
  risk-weighted
  assets):
   Company             $51,150   15.06%    $27,166    8.00%     $    --      --% %
   The Exchange
     National           38,281   14.98      20,444    8.00        25,555  10.00
     Bank of
     Jefferson City
   Union State
     Bank and Trust     12,682   13.95       7,272    8.00         9,090  10.00
     of Clinton
Tier I capital (to
  risk-weighted
  assets):
   Company              46,899   13.81      13,583   4.00             --     --
   The Exchange
    National            35,086   13.73      10,222   4.00         15,333   6.00
    Bank of
    Jefferson City
   Union State
    Bank and Trust      11,541   12.70       3,636   4.00          5,454   6.00
    of Clinton
Tier I capital (to
  adjusted average
  assets):
   Company              46,899    9.73      14,457   3.00             --     --
   The Exchange
    National            35,086   10.52      10,008   3.00          16,679  5.00
    Bank of
    Jefferson City
   Union State
    Bank and Trust      11,541    7.84       4,414   3.00           7,357  5.00
    of Clinton

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998 and 1997


                                               1998
                                                                   TO BE
                                                             WELL CAPITALIZED
                                                                UNDER PROMPT
                                              CAPITAL            CORRECTIVE
                           ACTUAL          REQUIREMENTS       ACTION PROVISION
                      AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT    RATIO
Total capital (to
 risk-weighted
 assets):
  Company             $38,714   12.94%    23,936    8.00%          -        -%
  The Exchange
   National
   Bank of
   Jefferson City      36,949   17.08     17,301    8.00      21,627    10.00
  Union State
   Bank and Trust
   of Clinton          12,944   16.50      6,274    8.00       7,842    10.00
Tier I capital (to
 risk-weighted
 assets):
  Company              34,966    11.69     11,968    4.00           -        -
  The Exchange
   National
   Bank of
   Jefferson City      34,342    15.83      8,651    4.00      12,976     6.00
  Union State
   Bank and Trust
   of Clinton          11,958    15.25      3,137    4.00       4,706     6.00
Tier I capital (to
 adjusted average
 assets):
  Company              34,966     7.87     13,331    3.00           -        -
  The Exchange
   National
   Bank of
   Jefferson City      34,242    11.32      9,074    3.00      15,124     5.00
  Union State
   Bank and Trust
   of Clinton          11,958     8.41      4,267    3.00       7,112     5.00

     Bank dividends are the principal source of funds for payment of dividends by the Company to its stockholders. The Banks are subject to regulations which require the maintenance of minimum capital requirements. At December 31, 1999, unappropriated retained earnings of approximately $1,241,000 were available for the declaration of dividends to the Company without prior approval from regulatory authorities.

(4)  LOANS

     A summary of loans, by classification, at December 31, 1999 and 1998 is as follows:

                                             1999             1998

  Real estate                         $  160,567,662        142,948,055
  Commercial                             114,468,842         98,298,265
  Installment and other consumer          51,192,135         46,971,185

                                         326,228,639        288,217,505
  Less allowance for loan losses           4,764,801          4,412,921

                                      $  321,463,838        283,804,584

     The Banks grant real estate, commercial, and installment and other consumer loans to customers located within the communities surrounding Jefferson City and Clinton, Missouri. As such, the Banks are susceptible to changes in the economic environment in these communities. The Banks do not have a concentration of credit in any one economic sector. Installment and other consumer loans consist primarily of the financing of vehicles.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     Following is a summary of activity in 1999 of loans made by the Banks to executive officers and directors or to entities in which such individuals had a beneficial interest. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present unfavorable features.

        Balance at December 31, 1998     $ 6,071,136
        New loans                          4,414,447
        Payments received                 (1,751,599)

        Balance at December 31, 1999     $ 8,733,984

     Loans serviced for others totaled approximately $121,005,000 and $111,882,000 at December 31, 1999 and 1998, respectively.

     Changes in the allowance for loan losses for 1999, 1998, and 1997 are as follows:

                                          1999          1998         1997

  Balance, beginning of year          $  4,412,921    3,914,383    2,307,068
  Allowance for loan losses of Union
    State Bank and Trust of Clinton
    at date of acquisition                       -            -    1,314,817
  Provision for loan losses                910,000      702,500      865,000
  Charge-offs                             (734,020)    (447,547)    (740,195)
  Recoveries of loans previously           175,900      243,585      167,693
    charged off

  Balance, end of year                $  4,764,801    4,412,921    3,914,383

  A summary of nonaccrual and other impaired loans at December 31, 1999 and 1998 is as follows:

                                         1999            1998

  Nonaccrual loans                    $ 1,538,933        706,638
  Impaired loans continuing to accrue
    interest                            6,654,133      5,941,684

  Total impaired loans                $ 8,193,066      6,648,322

  Allowance for loan losses on
    impaired loans                    $   884,382        553,614

  Impaired loans with no related
    allowance for loan losses         $ 4,737,603      5,511,933

     The average balance of impaired loans during 1999, 1998, and 1997 was $8,792,000, $6,929,000, and $5,852,000,
     respectively.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     A summary of interest income on nonaccrual and other impaired loans for 1999, 1998, and 1997 is as follows:


                                              IMPAIRED LOANS
                              NONACCRUAL       CONTINUING TO
                                LOANS         ACCRUE INTEREST        TOTAL

  1999:
   Income recognized          $ 79,530          562,164             641,694
   Interest income had         149,589          562,164             711,753
    interest accrued

  1998:
   Income recognized           $ 7,940          457,864             465,804
   Interest income had          53,395          457,864             511,259
    interest accrued

  1997:
   Income recognized          $ 16,196          677,422             693,618
   Interest income had          59,080          677,422             736,502
    interest accrued

(5)  INVESTMENT IN DEBT AND EQUITY SECURITIES

     The amortized cost and fair value of debt and equity securities classified as available-for-sale at December 31, 1999 and 1998 are as follows:


                                                         1999
                                                GROSS           GROSS
                                AMORTIZED       UNREALIZED      UNREALIZED        FAIR
                                COST            GAINS           LOSSES            VALUE
  U.S. Treasury securities    $  5,518,784       1,174             22,140       5,497,818
  Securities of U.S.
    government agencies         66,734,285       8,007          1,113,888      65,628,404
  Obligations of states and
    political subdivisions      14,803,738      19,294            390,630      14,432,402
  Other debt securities          3,967,022          --              2,885       3,964,137

      Total debt securities     91,023,829      28,475          1,529,543      89,522,761

  Federal Home Loan Bank         1,379,100          --                 --       1,379,100
    stock
  Federal Reserve Bank stock        60,000          --                 --          60,000       60,000
  Federal Agricultural
    Mortgage Corporation            10,125          --                 --          10,125        10,125
    stock

                              $ 92,473,054      28,475          1,529,543      90,971,986

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

                                                         1998
                                                GROSS           GROSS
                                AMORTIZED       UNREALIZED      UNREALIZED        FAIR
                                COST            GAINS           LOSSES            VALUE
  U.S. Treasury securities    $ 13,809,560      180,762                 -      13,990,322
  Securities of U.S.
    government agencies         42,627,345      214,379            89,801      42,751,923
  Obligations of states and
    political subdivisions      11,850,219      305,209             2,365      12,153,063

        Total debt              68,287,124      700,350            92,166      68,895,308
    securities

  Federal Home Loan Bank        1,351,300             -                 -       1,351,300
    stock
  Federal Reserve Bank stock       60,000             -                 -          60,000
  Federal Agricultural
    Mortgage Corporation           10,125             -                 -          10,125
    stock

                              $ 69,708,549      700,350            92,166      70,316,733

     The amortized cost and fair value of debt securities classified as available-for-sale at December 31, 1999, by contractual maturity or call date, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

                                               AMORTIZED        FAIR
                                                 COST          VALUE

     Due in one year or less                $  49,712,567    49,068,193
     Due after one year through five years     31,399,103    30,799,581
     Due after five years through ten           5,228,197     5,052,107
       years

                                               86,339,867    84,919,881

     Mortgage-backed securities                 4,683,962     4,602,880

                                            $  91,023,829    89,522,761

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     The amortized cost and fair values of debt securities classified as held-to-maturity at December 31, 1999 and 1998 are as follows:

                                                  1999
                                             GROSS      GROSS
                                             UNREA-     UNREA-
                              AMORTIZED      LIZED      LIZED        FAIR
                                 COST        GAINS      LOSSES       VALUE

  Securities of U.S.
    government agencies     $  6,899,991        105     75,608     6,824,488
  Obligations of states and
    political subdivisions    13,365,064     76,743     39,818    13,401,989

                            $ 20,265,055     76,848    115,426    20,226,477

                                                  1998
                                             GROSS      GROSS
                                             UNREA-     UNREA-
                              AMORTIZED      LIZED      LIZED        FAIR
                              COST           GAINS      LOSSES       VALUE

  U.S. Treasury securities  $  2,269,270     10,112          -      2,279,382
  Securities of U.S.
    government agencies       12,611,030    123,358      3,006     12,731,382
  Obligations of states and
    political subdivisions    15,868,643    511,840        331     16,380,152

                            $ 30,748,943    645,310      3,337     31,390,916

     The amortized cost and fair value of debt securities classified as held-to-maturity at December 31, 1999, by contractual maturity or call date, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

                                               AMORTIZED     FAIR
                                               COST          VALUE

    Due in one year or less               $   8,351,694    8,288,430
    Due after one year through five          10,823,475   10,856,977
      years
    Due after five years through ten            199,588      202,577
      years

                                             19,374,757   19,347,984

    Mortgage-backed securities                  890,298      878,493

                                          $  20,265,055   20,226,477

     Debt securities with carrying values aggregating approximately $72,292,000 and $56,119,000 at December 31,
     1999 and 1998, respectively, were pledged to secure public funds, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     Gross losses of $245 were recorded on the sales of debt securities classified as available-for-sale in 1999. Gross gains of $7,993 and gross losses of $1,502 were recorded on the calls of debt securities in 1998. Gross losses of $3,657 were recorded on the calls of debt securities in 1997, and gross gains of $4,150 and gross losses of $7,534 were recorded on the sales of debt securities classified as available-for-sale in 1997.

(6)  Premises and Equipment

     A summary of premises and equipment at December 31, 1999 and
     1998 is as follows:
                                                   1999         1998

   Land                                      $  2,370,347    2,370,347
   Buildings and improvements                  11,177,294    6,074,412
   Furniture and equipment                      6,809,744    5,746,930
   Construction in progress                        21,667    5,077,222

                                               20,379,052   19,268,911
   Less accumulated depreciation                8,017,940    7,204,659

                                             $ 12,361,112   12,064,252

     Construction in progress at December 31, 1998 relates to an addition to, and remodeling of, the main office of The Exchange National Bank of Jefferson City, which was completed in March 1999. The balance at December 31, 1999 relates to a future facility of The Exchange National Bank of Jefferson City.

(7)  INTANGIBLE ASSETS

     A summary of intangible assets at December 31, 1999 and 1998 is as follows:
                                                 1999        1998

   Excess of cost over the fair value of    $  8,202,681   8,562,920
     net assets acquired
   Core deposit intangible                     1,238,460   1,475,995
   Consulting/noncompete agreements              575,000     725,000

                                            $ 10,016,141  10,763,915

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(8)  DEPOSITS

     The scheduled maturities of time deposits are as follows (in thousands):
                                                   1999       1998

   Due within:
    One year                                   $ 139,958    138,061
    Two years                                     29,488     33,713
    Three years                                    7,174      7,999
    Four years                                     4,647      3,006
    Five years                                     1,536      4,297
    Thereafter                                       114        286

                                               $ 182,917    187,362

(9)  Securities Sold Under Agreements to Repurchase

     Information relating to securities sold under agreements to repurchase is as follows:
                                            1999         1998         1997

   Average daily balance                $ 21,364,010   25,754,091   18,152,000
   Maximum balance at month-end
     (September 1999, March 1998, and
     September 1997)                      30,284,598   36,923,247   22,408,559
   Weighted average interest rate at         5.06        5.10         6.39
     year-end
   Weighted average interest rate for        5.39        5.56         5.43
     the year

     The securities underlying the agreements to repurchase are under the control of the Banks.

     Unused agreements with unaffiliated banks to sell and repurchase securities on which The Exchange National Bank of Jefferson City may draw totaled $27,000,000 at December 31, 1999. Additionally, under agreements with unaffiliated banks, The Exchange National Bank of Jefferson City may borrow up to $30,000,000 in federal funds on an unsecured basis at December 31, 1999.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(10) OTHER BORROWED MONEY

     Other borrowed money at December 31, 1999 and 1998 is
     summarized as follows:
                                                1999         1998
   The Company:
    Notes payable, 7.00%, due November
     2002, interest only until maturity     $ 11,450,568   11,700,568

   The Exchange National Bank of Jefferson
     City:
    Federal Home Loan Bank advance,
     5.36%, due May 2009,
     callable May 2002                        10,000,000           -

   Union State Bank and Trust of Clinton:
    Federal Home Loan Bank advances,
     weighted average rate of 6.05% and
     6.07% at December 31, 1999 and 1998,
     respectively, due at various dates
     through 2008                              5,000,000    5,450,000

                                            $ 26,450,568   17,150,568


     In conjunction with the acquisition of USB, the Company issued notes payable totaling $11,700,568 to the former stockholders of USB. The notes payable are secured by all issued and outstanding shares of common stock of Union State Bank and Trust of Clinton.

     The advances from the Federal Home Loan Bank are secured under a blanket agreement which assigns all investment in Federal Home Loan Bank stock as well as mortgage loans equal to 125% and 130% of the outstanding advance balance to secure amounts borrowed at The Exchange National Bank of Jefferson City and Union Bank and Trust of Clinton, respectively.

     The scheduled principal reduction of other borrowed money at December 31, 1999 was as follows:

        2000                          $    450,000
        2001                             1,450,000
        2002                            21,750,568
        2003                             2,400,000
        2004                               300,000
        2005 and thereafter                100,000

                                      $ 26,450,568

     At December 31, 1999 and 1998, $7,000,000 of the amount included in other borrowed money is owed to members of the Company's Board of Directors. Interest expense paid on this related party borrowed money totaled $490,000 for both of the years ended December 31, 1999 and 1998.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(11) RESERVE REQUIREMENTS AND COMPENSATING BALANCES

     The Federal Reserve Bank required the Banks to maintain a balance of $4,563,000 and $3,594,000 at December 31, 1999 and 1998, respectively, to satisfy reserve requirements.

     Average compensating balances held at correspondent banks were $1,971,544 and $2,658,882 at December 31, 1999 and
     1998, respectively. The Banks maintain such compensating balances with correspondent banks to offset charges for services rendered by those banks.

(12) INCOME TAXES

     The composition of income tax expense (benefit) for 1999, 1998, and 1997 is as follows:

                                    1999        1998          1997

  Current:
   Federal                      $ 2,241,262   2,268,085    1,755,020
   State                             60,410     305,599      229,856

        Total current             2,301,672   2,573,684    1,984,876

  Deferred:
   Federal                         (250,910)   (422,344)    (131,523)
   State                             19,974     (34,565)     (11,353)

        Total deferred             (230,936)   (456,909)    (142,876)

        Total income tax
         expense                $ 2,070,736   2,116,775    1,842,000

     Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate of 34% for the reasons noted in the table below:

                                       1999         1998        1997

  Tax at statutory federal
    income tax rate               $  2,221,939    2,199,634    1,937,366
  Decrease in tax resulting from
    tax-exempt income                 (383,180)    (380,396)    (286,312)
  Amortization of nondeductible
    intangibles                        122,481      105,181       37,713
  State income tax, net of
    federal tax benefit                 50,053      178,882      153,950
  Other, net                            59,443       13,474         (717)

                                  $  2,070,736    2,116,775    1,842,000

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     The components of deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are as follows:

                                              1999        1998

  Deferred tax assets:
   Available-for-sale securities        $    510,306           --
   Allowance for loan losses               1,360,881    1,318,627
   Nonaccrual loan interest                   31,779       19,997
   Mortgage servicing rights                 136,501      226,312
   Other                                      77,351        9,795

        Total deferred tax assets          2,116,812    1,574,731

  Deferred tax liabilities:
   Available-for-sale securities                  --      225,028
   Purchase accounting adjustment to          52,348       93,932
    securities
   Premises and equipment                    583,760      619,301
   Core deposit intangible                   421,076      546,118
   Prepaid pension expense                    26,694       29,506
   Loan origination costs                     19,458       47,332
   Other                                      33,698           --

        Total deferred tax                 1,137,034    1,561,217
         liabilities

        Net deferred tax asset            $  979,778       13,514

     The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these temporary differences at December 31, 1999 and, therefore, has not established a valuation reserve.

(13) PENSION AND RETIREMENT PLANS

     The Exchange National Bank of Jefferson City provides a noncontributory defined benefit pension plan in which all full-time employees become participants upon the later of the completion of one year of qualified service or the attainment of age 21, and in which they continue to participate as long as they continue to be full-time employees, until their retirement, death, or termination of employment prior to normal retirement date. The normal retirement benefits provided under the plan vary depending upon the participant's rate of compensation, length of employment, and social security benefits. Retirement benefits are payable for life, but not less than 10 years. Plan assets consist of U.S. Treasury and government agency securities, corporate common stocks and bonds, real estate mortgages, and demand deposits. Pension expense (benefit) for the plan for 1999, 1998, and 1997 is as follows:

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

                                     1999        1998        1997

  Service cost - benefits earned
    during the year              $ 132,932      103,619      93,205
  Interest costs on projected
    benefit obligations            189,509      188,557     183,939
  Return on plan assets           (763,181)    (821,044)   (670,883)
  Net amortization and deferral    441,974      526,852     396,865

      Pension expense (benefit)  $   1,234       (2,016)      3,126

   A summary of the activity in the plan's benefit obligation, assets, funded status, and amounts recognized in the Company's consolidated balance sheets at December 31, 1999, 1998, and 1997 are as follows:

                                     1999       1998        1997
  Benefit obligation:
   Balance, January 1           $ 3,532,456   3,064,197   2,797,934
   Service cost                     132,932     103,619      93,205
   Interest cost                    189,509     188,557     183,939
   Actuarial loss (gain)           (602,563)    318,548      94,279
   Benefits paid                   (173,675)   (142,465)   (105,160)

   Balance, December 31         $ 3,078,659   3,532,456   3,064,197

                                     1999       1998        1997
  Plan assets:
   Fair value, January 1        $ 5,017,858   4,339,279   3,773,556
   Actual return                    763,181     821,044     670,883
   Benefits paid                   (173,675)   (142,465)   (105,160)

   Fair value, December 31      $ 5,607,364   5,017,858   4,339,279

  Funded status:
   Excess of plan assets over
    benefit obligation          $ 2,528,705   1,485,402   1,275,082
   Unrecognized net gains        (2,450,194) (1,405,657) (1,197,353
   Prepaid pension expense
    included in other assets    $    78,511      79,745      77,729

     Rates utilized for the plan years ended December 31, 1999, 1998, and 1997 are as follows:

                                           1999     1998      1997

  Assumed discount rate for net
    periodic pension cost                  5.50%    6.30%     6.70
  Discount rate for the funded status 6.80 5.50 6.30 Weighted average rate of compensation increase used to measure the
    projected benefit obligation           6.00     6.00      6.00
  Expected long-term rate of return on
    plan assets                            7.00     7.00      7.00

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     In addition to the pension plan described above, The Exchange National Bank of Jefferson City has a profit sharing plan which covers all full-time employees. The Exchange National Bank of Jefferson City makes annual contributions in an amount equal to 6% of income before income taxes and before contributions to the profit sharing and pension plans for all participants, limited to the maximum amount deductible for federal income tax purposes. Contributions to the profit sharing plan for 1999, 1998, and 1997 were $362,472, $344,758, and $365,266, respectively. At
     December 31, 1999, the profit sharing plan held 109,112 shares of the common stock of the Company.

     Union State Bank and Trust of Clinton has a profit sharing plan which covers all full-time employees. Eligible employees may defer up to 8% of his or her salary each year. Union State Bank and Trust of Clinton matches 1/3 of each employee's deferral. In addition, a discretionary contribution may be made each year by Union State Bank and Trust of Clinton. Contributions to the profit sharing plan for 1999 and 1998 were $79,516 and $79,677, respectively.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(14) SEGMENT INFORMATION

     Through the respective branch network, the Banks provide similar products and services in two defined geographic areas. The products and services offered include a broad range of commercial and personal banking services, including certificates of deposit, individual retirement and other time deposit accounts, checking and other demand deposit accounts, interest checking accounts, savings accounts, and money market accounts. Loans include real estate, commercial, and installment and other consumer. Other financial services include automatic teller machines, trust services, credit related insurance, and safe deposit boxes. The revenues generated by each business segment consist primarily of interest income, generated from the loan and debt and equity security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas are defined to be communities surrounding Jefferson City and Clinton, Missouri. The products and services are offered to customers primarily within their respective geographic areas. The business segments results which follow are consistent with the Company's internal reporting system which is consistent, in all material respects, with generally accepted accounting principles and practices prevalent in the banking industry.

                                                   1999
                                              UNION
                        THE EXCHANGE          STATE BANK
                        NATIONAL BANK OF      AND TRUST         CORPORATE
                        JEFFERSON CITY        OF CLINTON        AND OTHER         TOTAL
Balance sheet
 information:
  Loans, net of
   allowance for
   loan losses           $ 236,768,520        84,695,318                --      321,463,838
  Debt and equity
   securities               69,269,111        41,967,930                --      111,237,041
  Total assets             340,806,693       152,659,552         1,480,000      494,946,245
  Deposits                 266,586,794       126,081,941       (11,649,160)     381,019,575
  Stockholders'
   equity                   34,610,335        20,383,146           954,077       55,947,558

Statement of
 income
 information:
  Total interest
   income                 $ 22,571,816         9,677,332               ---       32,249,148
  Total interest
   expense                  10,637,429         4,774,694           813,238       16,225,361

  Net interest income       11,934,387         4,902,638          (813,238)      16,023,787
  Provision for loan
   losses                      790,000           120,000               ---          910,000
  Noninterest income         2,356,627           591,761               ---        2,948,388
  Noninterest expense        7,823,514         3,373,376           330,170       11,527,060
  Income taxes               1,747,900           710,036          (387,200)       2,070,736

  Net income (loss)        $ 3,929,600         1,290,987          (756,208)       4,464,379

Capital                    $ 1,021,711           255,484               ---        1,277,195
 expenditures

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997


                                                   1998
                                             UNION
                        THE EXCHANGE         STATE BANK
                        NATIONAL BANK OF     AND TRUST         CORPORATE
                        JEFFERSON CITY       OF CLINTON        AND OTHER             TOTAL
Balance sheet
 information:
  Loans, net of
   allowance for
   loan losses           $ 201,929,359        81,875,225                --        283,804,584
  Debt and equity
   securities               64,721,489        36,344,187                --        101,065,676
  Total assets             304,838,954       153,830,907            33,513        458,703,374
  Deposits                 250,661,815       124,471,279        (1,611,308)       373,521,786
  Stockholders'
   equity                   34,473,970        22,058,347       (10,419,135)        46,113,182

Statement of
 income information:
  Total interest
   income                 $ 22,389,676         9,790,837                --         32,180,513
  Total interest
   expense                  11,244,379         5,095,222           857,704         17,197,305

  Net interest
   income                   11,145,297         4,695,615          (857,704)        14,983,208
  Provision for loan
   losses                      600,000           102,500               ---            702,500
  Noninterest income         2,148,412           555,651               ---          2,704,063
  Noninterest
   expense                   7,074,541         3,171,269           269,450         10,515,260
  Income taxes               1,764,350           722,525          (370,100)         2,116,775

  Net income (loss)       $  3,854,818         1,254,972          (757,054)         4,352,736

Capital
 expenditures             $  3,702,546           127,079               ---          3,829,625

                                                   1997
                                            UNION
                        THE EXCHANGE        STATE BANK
                        NATIONAL BANK OF    AND TRUST         CORPORATE
                        JEFFERSON CITY      OF CLINTON        AND OTHER         TOTAL
Balance sheet
 information:
  Loans, net of
   allowance for
   loan losses          $197,700,017         77,085,499               ---       274,785,516
 Debt and equity          79,102,259         37,054,929               ---       116,157,188
  securities
 Total assets            305,747,198        144,659,810           285,186       450,692,194
 Deposits                242,509,149        118,917,642        (1,039,996)      360,386,795
 Stockholders'            35,998,686         20,493,174       (13,384,258)       43,107,602
  equity

Statement of
 income
 information:
  Total interest
   income               $ 21,861,560          1,573,160              ---         23,434,720
  Total interest
   expense                10,618,141            809,339          217,225         11,644,705

  Net interest
   income                 11,243,419            763,821         (217,225)        11,790,015
  Provision for loan
   losses                    850,000             15,000              ---            865,000
  Noninterest income       1,910,688            127,719              ---          2,038,407
  Noninterest
   expense                 6,584,739            531,045          149,502          7,265,286
  Income taxes             1,834,000            132,000         (124,000)         1,842,000

  Net income (loss)      $ 3,885,368            213,495         (242,727)         3,856,136

Capital
 expenditures            $ 3,184,720             37,073               ---         3,221,793

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

(15) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

     The condensed balance sheets as of December 31, 1999 and 1998 and the related condensed schedules of income and cash flows for the years ended December 31, 1999, 1998, and 1997 of the Company are as follows:

                         CONDENSED BALANCE SHEETS

                ASSETS                      1999               1998

   Cash and due from banks             $  11,898,138        1,610,338
   Investment in subsidiaries             55,078,788       56,622,318
   Consulting/noncompete agreements          575,000          725,000
   Other assets                              823,913           35,700

         Total assets                  $  68,375,839       58,993,356

           LIABILITIES AND STOCKHOLDERS' EQUITY

   Notes payable                       $  11,450,568       11,700,568
   Consulting/noncompete                     450,000          600,000
     agreements
   Dividends payable                         398,758          359,256
   Other liabilities                         128,955          220,350
   Stockholders' equity                   55,947,558       46,113,182

        Total liabilities and
         stockholders' equity          $  68,375,839       58,993,356

                          CONDENSED SCHEDULES OF INCOME

                                          1999                    1998                   1997
     Revenue - dividends              $ 5,385,500              5,546,640              8,515,980
       received from
       subsidiaries
     Expenses:
       Interest on bank debt                   --                 38,664                 87,076
       Interest on notes payable          813,238                819,040                130,149
     Amortization of
       intangible assets                  150,000                160,667                 67,668
     Other                                175,478                104,091                 81,007

                                        1,138,716              1,122,462                365,900

       Income before income
        tax benefit and
        equity in undistributed
        income (dividends
        distributed in excess
        of income) of subsidiaries      4,246,784              4,424,178              8,150,080

     Income tax benefit                   387,200                370,100                124,000
     Equity in
       undistributed income
       (dividends distributed
       in excess of income) of
       subsidiaries                      (169,605)              (441,542)            (4,417,944)

          Net income                   $4,464,379              4,352,736              3,856,136

                    EXCHANGE NATIONAL BANCSHARES, INC.
                             AND SUBSIDIARIES

                 Notes to Consolidated Financial Statements

                     December 31, 1999, 1998, and 1997

                        CONDENSED SCHEDULES OF CASH FLOWS

                                          1999                   1998                   1997
 Cash flows from operating activities:
   Net income                         $ 4,464,379              4,352,736              3,856,136
   Adjustments to
     reconcile net income
     to net cash provided
     by operating
     activities:                          169,605                441,542              4,417,944
       Dividends distributed
         in excess of income
         (equity in
         undistributed income)
         of subsidiaries
       Other, net                         (91,212)               259,416                151,752

         Net cash provided by           4,542,772              5,053,694              8,425,832
          operating activities

 Cash flows from investing activities:
   Purchase of Union State                     --               (215,000)           (20,319,220)
     Bancshares,Inc.
   Consutling/noncompete                 (150,000)              (150,000)              (150,000)
     payments
   Acquisition related                   (638,396)                   ---                    ---
     costs

       Net cash used in                  (788,396)              (365,000)           (20,469,220)
       investing activities

 Cash flows from financing activities:
   Proceeds from bank debt                     --                     --              8,507,932
   Proceeds from notes payable                 --                     --             11,700,568
   Repayment of bank debt                (250,000)            (2,507,932)            (6,000,000)
   Cash dividends paid                 (1,694,696)            (1,609,465)            (1,523,243)
   Proceeds from sale of                8,478,120                     --                     --
     common stock

       Net cash provided by             6,533,424             (4,117,397)            12,685,257
        (used in) financing
        activities

       Net increase in cash            10,287,800                571,297                641,869

 Cash at beginning of year              1,610,338              1,039,041                397,172

 Cash at end of year                  $11,898,138              1,610,338              1,039,041


(16) DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Off-balance sheet financial instruments whose contractual
     amounts represent credit risk at December 31, 1999 and 1998 are as follows:
                                                   1999        1998

   Commitments to extend credit              $  57,411,232  58,655,994
   Standby letters of credit                     4,568,240   5,501,585

     Commitments to extend credit are agreements to lend to a customer as long as there is not a violation of any condition established in the contract. Of the total commitments to extend credit, approximately $30,415,000 and $29,756,000 represent fixed-rate loan commitments at December 31, 1999 and 1998, respectively. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

     A summary of the carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998 is as follows:

                                              1999                          1998
                                    CARRYING         FAIR         CARRYING        FAIR
                                     AMOUNT          VALUE          AMOUNT        VALUE
   Assets:
     Loans                        $321,463,838    323,366,000    283,804,584   289,154,000
     Investment in debt and
      equity securities            111,237,041    111,198,463    101,065,676   101,707,649
     Federal funds sold             10,350,000     10,350,000     26,400,000    26,400,000
     Cash and due from
      banks                         22,251,208     22,251,208     19,803,744    19,803,744
     Accrued interest                4,258,341      4,258,341      3,794,092     3,794,092
      receivable

                                  $469,560,428    471,424,012    434,868,096   440,859,485


   Liabilities:
     Deposits:
      Demand                      $ 57,943,197     57,943,197     54,765,805    54,765,805
      NOW                           63,824,354     63,824,354     55,548,918    55,548,918
      Savings                       35,712,336     35,712,336     36,288,729    36,288,729
      Money market                  40,622,589     40,622,589     39,556,011    39,556,011
      Time                         182,917,099    182,917,099    187,362,323   188,841,000

     Securities sold under
      agreements to repurchase      24,894,907     24,894,907     16,990,911    16,990,911

     Interest-bearing demand
      notes to U.S. Treasury         2,747,936      2,747,936        675,941       675,941
     Other borrowed money           26,450,568     22,830,000     17,150,568    17,151,000

     Accrued interest payable        2,127,719      2,127,719      2,166,955     2,166,955

                                  $437,240,705    433,620,137    410,506,161   411,985,270

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

          LOANS

          Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as real estate, installment and other consumer, commercial, and bankers' acceptances. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming categories.

          The fair value of performing loans is calculated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

          The fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market and specific borrower information.

          INVESTMENT IN DEBT AND EQUITY SECURITIES

          Fair values are based on quoted market prices or dealer quotes.

          FEDERAL FUNDS SOLD, CASH, AND DUE FROM BANKS

          For federal funds sold, cash, and due from banks, the carrying amount is a reasonable estimate of fair value, as such instruments reprice in a short time period.

          ACCRUED INTEREST RECEIVABLE AND PAYABLE

          For accrued interest receivable and payable, the carrying amount is a reasonable estimate of fair value because of the short maturity for these financial instruments.

          DEPOSITS

          The fair value of deposits with no stated maturity, such as noninterest-bearing demand, NOW accounts, savings, and money market, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

          SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND
          OTHER BORROWED MONEY

          The fair value of securities sold under agreements to repurchase and other borrowed money is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for securities sold under agreements to repurchase and other borrowed money of similar remaining maturities.

          INTEREST-BEARING DEMAND NOTES TO U.S. TREASURY

          For interest-bearing demand notes to U.S. Treasury, the carrying amount is a reasonable estimate of fair value, as such instruments reprice in a short time period.

          COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF
          CREDIT

          The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present creditworthiness of such counterparties. The Company believes such commitments have been made on terms which are competitive in the markets in which it operates.

          The fair value estimates provided are made at a point in time based on market information and information about the financial instruments. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other

               EXCHANGE NATIONAL BANCSHARES, INC.
                        AND SUBSIDIARIES

           Notes to Consolidated Financial Statements

                December 31, 1999, 1998, and 1997

          factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the fair value estimates.

(17) LITIGATION

          Various legal claims have arisen in the normal course of business, which, in the opinion of management of the Company, will not result in any material liability to the Company.

 MARKET PRICE OF AND DIVIDENDS ON EQUITY SECURITIES
               AND RELATED MATTERS

     While there has been some trading activity in our Company's common stock since April 7, 1993 (the date on which Exchange became a publicly held company), there is no established market for the shares. The following table sets forth the range of high and low bid prices of our Company's common stock by quarter for each quarter in 1999 and 1998 in which the stock was traded. As our common stock is not listed or quoted on an established market, share price information reflects trades known to management. The prices have been restated to give effect to the three-for-two stock dividend distributed October 13, 1999 to shareholders of record on October 7, 1999.

                   1999       High     Low

           Fourth Quarter    $60.00   39.33
           Third Quarter      39.33   39.33
           Second Quarter     39.33   36.67
           First Quarter      36.67   35.00

                   1998       High     Low

           Fourth Quarter    $35.00   35.00
           Third Quarter      35.00   35.00
           Second Quarter     35.00   35.00
           First Quarter      35.00   33.33

     As of March 15, 2000, our Company had issued and outstanding 1,219,025 shares of common stock, which were held of record by approximately 680 persons. The common stock is the only class of equity security which our Company has outstanding and the shares are not listed on any securities exchange.

     The following table sets forth information on dividends paid by our Company in 1999 and 1998. The information has been restated to give effect to the three-for-two stock dividend distributed October 13, 1999 to shareholders of record on October
7, 1999.

                                DIVIDENDS
                                  PAID
                MONTH PAID      PER SHARE

              January, 1999     $  0.33
              April, 1999          0.33
              July, 1999           0.37
              October, 1999        0.37
              December, 1999       0.17
              Total for 1999    $  1.57

              January, 1998     $  0.33
              April, 1998          0.33
              July, 1998           0.33
              October, 1998        0.33
              December, 1998       0.17
              Total for 1998    $  1.49

     Our Board of Directors intends that our Company will continue to pay quarterly dividends at least at the current rate. In addition, our Board of Directors intends, to the extent appropriate, that our Company will continue to pay an additional special dividend. The actual amount of quarterly dividends and the payment, as well as amount, of any special dividend ultimately will depend upon the payment of sufficient dividends by our subsidiary banks to our Company. The payment by our banks of dividends to our Company will depend upon such factors as our banks' financial condition, results of operations and current and anticipated cash needs, including capital requirements.

         DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                 POSITION WITH OUR  POSITION WITH       PRINCIPAL
NAME             COMPANY            SUBSIDIARY BANKS    OCCUPATION

Donald L.        President,         Chairman of the     Position with
Campbell         Chairman of the    Board and Director  Exchange,
                 Board and          of Exchange         Exchange
                 Director- Class    National Bank and   National Bank
                 III                Director of Union   and Union State
                                    State Bank          Bank

David T. Turner  Vice Chairman and  President and       Position with
                 Director- Class    Director of         Exchange and
                 III                Exchange National   Exchange
                                    Bank                National Bank

Charles G.       Senior Vice        Senior Vice         Position with
Dudenhoeffer,    President and      President, Trust    Exchange and
Jr.              Director-Class I   Officer and         Exchange
                                    Director of         National Bank
                                    Exchange National
                                    Bank

Philip D.        Director-Class I   Director of         Owner/Manager,
Freeman                             Exchange National   Freeman
                                    Bank                Mortuary,
                                                        Jefferson City,
                                                        Missouri

James E. Smith   Vice Chairman and  President,          Position with
                 Director-Class I   Secretary and       Exchange, Union
                                    Director of Union   State Bank and
                                    State Bank and      Osage Valley
                                    President and       Bank
                                    Director of Osage
                                    Valley Bank

David R. Goller  Director-Class II  Director of         Attorney with
                                    Exchange National   the law firm of
                                    Bank                Goller, Gardner
                                                        & Feather, P.C.,
                                                        Jefferson City,
                                                        Missouri

James R. Loyd    Director-Class II  Director of         Retired
                                    Exchange National
                                    Bank

Kevin L. Riley   Director-Class     Director of         Co-owner, Riley
                 III                Exchange National   Chevrolet, Inc.
                                    Bank                and Riley
                                                        Oldsmobile,
                                                        Cadillac, Inc.,
                                                        Jefferson City,
                                                        Missouri

Gus S.           Director-Class II  Chairman of the     Physician
Wetzel, II                          Board and Director
                                    of Union State
                                    Bank

Richard G. Rose  Treasurer          Senior Vice         Position with
                                    President and       Exchange and
                                    Controller of       Exchange
                                    Exchange National   National Bank
                                    Bank

Kathleen L.      Senior Vice                            Position with
Bruegenhemke     President and                          Exchange
                 Secretary

                   ANNUAL REPORT ON FORM 10-K

A copy of our Company's Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission, excluding exhibits, will be furnished without charge to shareholders entitled to vote at the 2000 annual meeting of shareholders upon written request to Donald L. Campbell, President, Exchange National Bancshares, Inc., 132 East High Street, Jefferson City, Missouri 65101. Our Company will provide a copy of any exhibit to the Form 10-K to any such person upon written request and the payment of our Company's reasonable expenses in furnishing such exhibits.

                                                            APPENDIX E

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 10-KSB

[X]  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the Fiscal Year Ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 0-26556


                               CNS BANCORP, INC.
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

                 Delaware                                         43-1738315
-----------------------------------------------                ----------------
(State or other jurisdiction of incorporation                  (I.R.S. Employer
or organization)                                                 I.D. Number)

427 Monroe Street, Jefferson City, Missouri                         65101
-----------------------------------------------                ---------------
   (Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:                                     (573) 634-3336
                                                               ---------------

Securities registered under Section 12(b) of the Exchange Act:      None
                                                               ---------------

Securities registered under Section 12(g) of the Exchange Act:       Common Stock,
                                                               par value $.01 per share
                                                               ------------------------
                                                                   (Title of Class)

     Check whether the Issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES   X      NO
    -----       -----

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB
or any amendment to this Form 10-KSB.    X
                                       ------

     The Registrant's revenues for the fiscal year under report were $5,867,629.

     As of March 1, 2000, there were issued and outstanding 1,418,286 shares of the Registrant's common stock. The common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "CNSB." Based on the closing price per share, the aggregate market value of the common stock outstanding held by the nonaffiliates of the Registrant on March 1, 2000 was $17,745,861 (1,163,663 shares at $15.25 per share).

                      DOCUMENTS INCORPORATED BY REFERENCE

     No part of the following document is incorporated by reference.

                                    PART I
Item 1.  Business
-----------------

General

     CNS Bancorp, Inc. ("Company"), a Delaware corporation, was organized in January 1996 for the purpose of becoming the holding company for City National Savings Bank, FSB ("Savings Bank") upon its conversion from a federal mutual savings bank to a federal stock savings bank ("Conversion") in June 1996.

     The Savings Bank, founded in 1921, is a federally chartered savings bank located in Jefferson City, Missouri. The Savings Bank is regulated by the Office of Thrift Supervision ("OTS"), its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), the insurer of its deposits. The Savings Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund ("SAIF"). The Savings Bank is a member of the Federal Home Loan Bank ("FHLB") System. The Savings Bank is a community oriented financial institution that engages primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans within the Savings Bank's market area. To a lesser extent, the Savings Bank's lending activities include the origination and purchase of multi-family, commercial real estate, construction, land, commercial and consumer and other loans.

Merger with Exchange National Bancshares, Inc.

     Pursuant to an Agreement and Plan of Merger dated as of October 27, 1999, by and between the Company and Exchange National Bancshares, Inc. ("Exchange"), the Company has agreed to merge with a subsidiary of Exchange with the subsidiary being the surviving corporation. Immediately after this merger, the Savings Bank will merge with Exchange National Bank of Jefferson City, with Exchange National Bank being the surviving institution. As a result of this transaction, the Company and the Savings Bank will cease to exist. Exchange intends to operate the Savings Bank's Tipton, St. Robert and California, Missouri offices as branches of Exchange National Bank and to consolidate the Savings Bank's two Jefferson City offices with Exchange National Bank's existing offices in Jefferson City. Under the merger agreement, each outstanding share of the Company's common stock will automatically become exchangeable for $8.80 in cash and 0.15 of a share of Exchange common stock. The merger consideration is subject to downward adjustment if the Company's adjusted net worth falls below $20.95 million. The merger is subject to approval of the holders of a majority of the outstanding stock of the Company and to regulatory approval.

Market Area

     The Company conducts operations in central Missouri through its main office in Jefferson City, Missouri (Cole County) and branch offices located in the cities of Jefferson City (Cole County), California (Moniteau County), Tipton (Moniteau County) and St. Robert (Pulaski County). Jefferson City is the state capital of Missouri, resulting in a significant concentration of government employment and an historically stable economy for the region. Moniteau County is a more rural county with a much lower population base and overall smaller economy. The Company's St. Robert branch is strategically located near Fort Leonard Wood, a major military installation in south-central Missouri. The counties of Cole, Moniteau and Pulaski represent the Company's market area for deposit generation and lending activity as most of its depositors live in these areas and the majority of the Company's loans are secured by property in these counties. Approximately two-thirds of the Company's deposits are located in Jefferson City.

     In general, the Company serves a limited growth market area with a relatively small population base. The Cole County economy is based primarily on the presence of the state capital and government, which has resulted in a high level of state government employees. Manufacturing and services also constitute a significant portion of the Cole County economy, with wholesale/retail trade, finance, insurance, real estate and agriculture also contributing. Conversely, Moniteau County is a much more rural county containing a number of small towns with an agricultural base, although a large percentage of residents also commute into Jefferson City or nearby Columbia or Sedalia for employment. Pulaski County's economy is dominated by the operations of Fort Leonard Wood, a major military installation and training center for all branches of the military. In general, the economy of the Company's market area has been relatively stable over the past decade.

Competition

     The Company operates in a competitive market for the attraction of savings deposits (its primary source of lendable funds) and in the origination of loans. Its most direct competition for savings deposits has historically come from local commercial banks, credit unions and other thrifts operating in its market area. As of December 31, 1999, there were ten commercial banks and one other thrift operating in Cole County, Missouri. Most of these financial institutions are locally-owned community oriented banks and thrifts, however, there are three subsidiaries of larger regional holding companies. As a result of this competition, the Company at times has suffered deposit declines and loss of market share. The Company's branches in California, Tipton and St. Robert, Missouri also face competition from other financial institutions. Particularly in times of high interest rates, the Company has faced additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. The Company's competition for loans also comes from mortgage bankers.

Lending Activities

     General. The principal lending activity of the Company is the origination and purchase of conventional mortgage loans for the purpose of purchasing, constructing or refinancing owner-occupied, one- to four-family residential property. To a lesser extent, the Company also originates and purchases multi-family, commercial real estate, construction, land, commercial and consumer and other loans.

     Loan Portfolio Analysis. The following table sets forth the composition of the Company's loan portfolio by type of loan at the dates indicated. The Company had no concentration of loans exceeding 10% of total loans other than as disclosed below.

                                                                            At December 31,
                                            ----------------------------------------------------------------------------------
                                                     1999                         1998                        1997
                                            --------------------------  --------------------------  --------------------------
                                               Amount       Percent        Amount       Percent         Amount      Percent
                                                            of Total                    of Total                    of Total
                                            ------------  ------------  ------------  ------------  ------------  ------------
                                                                         (Dollars in Thousands)
Mortgage loans:
     One- to four-family ................   $45,214        67.41%       $45,495         70.68%       $52,266        76.63%
     Multi-family .......................     5,351         7.98          5,460          8.48          5,234         7.68
     Commercial real estate .............     7,650        11.41          7,548         11.73          7,034        10.31
     Construction .......................     3,399         5.07          3,087          4.80          1,620         2.38
     Land ...............................       133         0.20             69          0.11            109         0.16
                                            -------       ------        -------        ------        -------       ------
          Total mortgage loans ..........    61,747        92.07         61,659         95.80         66,263        97.16

Commercial loans ........................     3,193         4.76          1,157          1.80            425         0.62
Consumer and other loans ................     2,130         3.17          1,543          2.60          1,513         2.22
                                            -------       ------        -------        ------        -------       ------
          Total loans ...................    67,070       100.00%        64,359        100.00%        68,201       100.00%
                                            -------       ======        -------        ======        -------       ======

Less:
     Loans in process ...................     2,377                       2,239                        1,287
     Deferred loan fees and discounts ...        11                          10                           14
     Allowance for loan losses ..........       419                         410                          388
                                            -------                     -------                      -------
          Total loans receivable, net ...   $64,263                     $61,700                      $66,512
                                            =======                     =======                      =======

     The following table sets forth certain information at December 31, 1999 regarding the dollar amount of principal repayments becoming due during the periods indicated. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as becoming due within one year. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause the Company's actual repayment experience to differ from that shown below.

                                                     After           After           After
                                                     1 Year         3 Years         5 Years
                                    Within          Through         Through         Through         Beyond
                                   One Year         3 Years         5 Years         10 Years       10 Years        Total
                                ------------     ------------    ------------    ------------    ------------    ------------
                                                                        (In Thousands)
Mortgage loans:
 One- to four-family ..........       $1,089           $  880          $1,257          $6,432         $35,556         $45,214
 Multi-family .................           --               --           1,563           1,530           2,254           5,347
 Commercial real estate .......          376               --              27           1,764           5,487           7,654
 Construction .................        1,741            1,050              --              --             608           3,399
 Land .........................           --               28              85              --              20             133
Commercial loans ..............        1,080            1,810              78             213              12           3,193
Consumer and other loans ......          942              555             547              55              31           2,130
                                      ------           ------          ------          ------         -------         -------
  Total loans .................       $5,228           $4,323          $3,557          $9,994         $43,968         $67,070
                                      ======           ======          ======          ======         =======         =======


     Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give the Company the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

     The following table sets forth the dollar amount of all loans due after December 31, 2000, which have fixed interest rates and which have floating or adjustable interest rates.

                                               Fixed-             Floating or
                                               Rates            Adjustable-Rates
                                        -----------------     ------------------
                                                    (In Thousands)
Mortgage loans:
   One- to four-family..............          $11,591               $32,533
   Multi-family.....................              884                 4,463
   Commercial real estate...........            4,439                 2,840
   Construction.....................            1,658                    --
   Land.............................               --                   133
Commercial loans....................              393                 1,719
Consumer and other loans............            1,149                    40
                                              -------               -------
       Total loans..................          $20,114               $41,728
                                              =======               =======


     Residential Real Estate Lending. The primary lending activity of the Company is the origination of mortgage loans to enable borrowers to purchase existing one- to four-family homes. The Company also originates home equity loans and second mortgages secured by one- to four-family homes. At December 31, 1999, $45.2 million, or 67.41% of the Company's total loan portfolio, consisted of loans secured by one- to four-family residences. Of this amount, $4.9 million were home equity or second mortgage loans.

     The Company presently originates both adjustable rate mortgage ("ARM") loans and fixed-rate mortgage loans. The Company's loans are generally underwritten and documented in accordance with the guidelines established by Freddie Mac. The Company generally retains in its portfolio all of the ARM loans that it originates and may sell to Freddie Mac the fixed-rate mortgage loans that it originates. Generally, the Company sells whole loans on a servicing-retained basis. All loans are sold without recourse. The Company's decision to hold or sell loans is based on its asset/liability management policies and goals and the market conditions for mortgages. Currently, fixed-rate residential loans with yields greater than 7.5% and terms of 30 years or less are retained in the Company's loan portfolio to meet the Company's asset/liability management objectives. See "-- Lending Activities -- Loan Originations, Sales and Purchases." At December 31, 1999, $42.5 million, or 70.8%, of the Company's total loans were subject to periodic interest rate adjustments.

     The Company offers ARM loans at rates and terms competitive with market conditions. Substantially all of the ARM loans originated by the Company meet the underwriting standards of Freddie Mac even though the Company originates ARM loans primarily for its own portfolio. The Company offers several ARM products that adjust annually after an initial period ranging from one to three years. Some ARM loans are originated with an option to convert the loan to a 30-year fixed-rate loan at the then prevailing market interest rate. These ARM products utilize the weekly average yield on one-year or three-year U.S. Treasury securities adjusted to a constant maturity ("CMT") of one or three years plus a margin of 2.75% to 3.0%. ARM loans held in the Company's portfolio do not permit negative amortization of principal and carry no prepayment restrictions. Prior to March 1, 1995, when the Savings Bank switched from a state mutual charter to a federal mutual charter, the Savings Bank offered ARM loans that were based on the Savings Bank's cost of funds. The Company currently offers ARM loans with initial rates below those which would prevail under the foregoing computations, determined by the Company based on market factors and competitive rates for loans having similar features offered by other lenders for the same initial periods. The periodic interest rate cap (the maximum amount by which the interest rate may be increased or decreased in a given period) on the Company's ARM loans is generally 1.0% to 2.0% per adjustment period and the lifetime interest rate cap is generally 5.0% to 6.0% over the initial interest rate of the loan. Borrower demand for ARM loans versus fixed-rate mortgage loans is a function of the level of market interest rates, the expectations of changes in the level of interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed-rate mortgage loans and ARM loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

     The Company also offers ARM loans for non-owner-occupied one- to four-family homes. The rates on these loans are generally 25 basis points higher than for a comparable loan for an owner-occupied residence and adjust to a rate equal to 2.875% to 3.125% above the one-year or three-year CMT index. Loans secured by non-owner-occupied residences generally involve greater risks than loans secured by owner-occupied residences. Payments on loans secured by such properties are often dependent on successful operation or management of the properties. In addition, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Company requires that borrowers with loans secured by non-owner-occupied homes submit annual financial statements.

     The terms and conditions of the ARM loans offered by the Company, including the index for interest rates, may vary from time to time. The Company believes that the adjustment features of its ARM loans provide flexibility to meet competitive conditions as to initial rate concessions while preserving the Company's objectives by limiting the duration of the initial rate concession.

     The retention of ARM loans in the Company's loan portfolio helps reduce the Company's exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by the customer. It is possible that during periods of rising interest rates the risk of default on ARM loans may increase as a result of repricing and the increased payments required by the borrower. Furthermore, because the ARM loans originated by the Company currently provide, as a marketing incentive, for initial rates of interest below the rates which would apply were the adjustment index used for pricing initially (discounting), these loans are subject to increased risks of default or delinquency. To lessen this risk, borrowers are approved based on the lower of the fully indexed rate or 2.0% above the initial rate. Another consideration is that although ARM loans allow the Company to increase the sensitivity of its asset base to changes in the interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, the Company has no assurance that yields on ARM loans will be sufficient to offset increases in the Company's cost of funds.

     While single-family residential real estate loans are normally originated with 15 to 30 year terms, such loans typically remain outstanding for substantially shorter periods. This is because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all mortgage loans in the Company's loan portfolio contain due-on-sale clauses providing that the Company may declare the unpaid amount due and payable upon the sale of the property securing the loan. Typically, the Company enforces these due-on-sale clauses to the extent permitted by law and as business judgment dictates. Thus, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

     The Company generally requires title insurance insuring the status of its lien or a title abstract and acceptable attorney's opinion on all loans where real estate is the primary source of security. The Company also requires that fire and casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the outstanding loan balance.

     The Company's lending policies generally limit the maximum loan-to-value ratio on mortgage loans secured by owner-occupied properties to 97% of the lesser of the appraised value or the purchase price, with the condition that private mortgage insurance is generally required on loans with loan-to-value ratios greater than 80%. The maximum loan-to-value ratio on mortgage loans secured by non-owner-occupied properties is generally 80%.

     Multi-Family Residential and Commercial Real Estate Lending. The Company engages in a moderate amount of multi-family residential and commercial real estate lending primarily in the local Jefferson City market area. As market conditions permit, the Company sells participation interests in the larger multi-family loans that it originates. The Company also participates with other Missouri financial institutions in multi-family and commercial real estate loans secured by property in Missouri. At December 31, 1999, the Company's loan portfolio included $6.4 million in multi-family real estate loans and $7.7 million in commercial real estate loans.

     Multi-family and commercial real estate loans originated by the Company have either fixed or adjustable interest rates and are generally for terms of 15 years. The maximum loan-to-value ratio for multi-family and commercial real estate loans is generally 75%. Multi-family loans generally are secured by small to medium sized projects. The Company's commercial real estate loan portfolio generally consists of loans secured by small office buildings and small commercial properties, most of which are located in central Missouri. Appraisals on properties which secure multi-family and commercial real estate loans are performed by an independent appraiser engaged by the Company before the loan is made. Underwriting of multi-family and commercial real estate loans includes a thorough analysis of the cash flows generated by the real estate to support the debt service and the financial resources, experience, and income level of the borrowers. Annual operating statements on each multi-family and commercial real estate loan are required and reviewed by management. Multi-family and commercial real estate loans and loan participations that are purchased by the Company are underwritten to the Company's standards.

     Multi-family and commercial real estate lending affords the Company an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. However, loans secured by such properties usually are greater in amount, more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family and commercial properties are often dependent on the successful operation and management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. The Company seeks to minimize these risks by limiting the maximum loan-to-value ratio to 75% and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. The Company also obtains loan guarantees from financially capable parties based on a review of personal financial statements.

     Construction Lending. The Company originates residential construction loans to individuals and, occasionally, to builders, to construct one- to four-family homes. In addition, from time to time the Company originates or participates in construction loans for multi-family or commercial properties. Construction loans are generally made in connection with permanent financing. Construction loans that are not made in connection with the granting of permanent financing on the property are for terms of six to 12 months.

     Construction lending is considered to involve a higher level of risk as compared to one- to four-family residential lending because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost of the project. The nature of these loans is such that they are more difficult to evaluate and monitor. If the estimate of value proves to be inaccurate, the Company may be confronted at, or prior to, the maturity of the loan, with a project the value of which is insufficient to assure full repayment. The Company attempts to minimize these risks by limiting the maximum loan-to-value ratio on construction loans to 85% for residential construction loans and 80% for non-residential construction loans and by conditioning disbursements on the presentation of itemized bills and an inspection of the construction site. For non-residential construction loans, the Company generally obtains personal guarantees and requires borrowers to submit annual financial statements.

     Land Lending. The Company occasionally originates loans for the acquisition of land upon which the purchaser can then build or upon which the purchaser makes improvements necessary to build upon or to sell as improved lots. Land loans originated by the Company have a term to maturity of up to three years and are based on a ten-year amortization schedule.

     Loans secured by undeveloped land or improved lots involve greater risks than one- to four-family residential mortgage loans because such loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure the Company may be confronted with a property the value of which is insufficient to assure full repayment. The Company attempts to minimize this risk by limiting the maximum loan-to-value ratio on loans secured by undeveloped land to 65% and by improved lots to 85%.

     Commercial Lending. The Company engages in a small amount of commercial business lending. Commercial loans originated by the Company have both fixed and adjustable rates and are generally for terms of five to 10 years. These loans are typically secured by equipment, inventory or other available assets. Commercial loans generally have shorter terms and higher interest rates than mortgage loans. The security on these loans is usually more difficult to evaluate and monitor and often depreciates rapidly. Because the repayment on these loans is often dependent on successful operation and management of a business, repayment may be adversely affected by changes in the economy or the specific industry of the business. The Company attempts to minimize risks by scrutinizing the financial condition and creditworthiness of the borrower and the quality of the collateral. The Company also obtains personal guarantees on commercial loans from financially capable parties based on a review of personal financial statements.

     Consumer and Other Lending. Consumer lending traditionally has been a small part of the Company's business. Consumer loans generally have shorter terms to maturity and higher interest rates than mortgage loans. The Company's consumer and other loans consist primarily of deposit account loans, unsecured loans and automobile loans. The Company makes deposit account loans with the account pledged as collateral to secure the loan. Loans may be made up to 90% of the account balance. Deposit account loans are payable in monthly payments of principal and interest or in a single payment. At December 31, 1999, total loans on deposit accounts amounted to $772,000. The Company makes unsecured loans to individuals for personal, family or household purposes. Generally, unsecured loans are made to current customers with an established relationship with the Company. Such loans may be for a term of up to 24 months. At December 31, 1999, unsecured loans totaled $265,000.

     Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. At December 31, 1999, the Company had no material delinquencies in its consumer loan portfolio.

     Loan Solicitation and Processing. Loan applicants come primarily through existing customers, referrals by realtors, previous and present customers of the Company and business acquaintances, and walk-ins. The Company also uses radio and newspaper advertising to create awareness of its loan products. Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate offered as collateral generally is undertaken by an independent fee appraiser certified by the State of Missouri.

     Mortgage loans up to $100,000 for owner-occupied residential properties must be approved by the Savings Bank's Loan Committee, which consists of the Chief Executive Officer and two officers, or by the Board of Directors' Loan Committee, which consists of the Chief Executive Officer and three directors. Loans of $100,000 to $250,000 must be approved by the Board of Director's Loan Committee, and loans exceeding $250,000 must be approved by the Board of Directors. Interest rates are subject to change if the approved loan is not closed within the time of the commitment. The Company's loan approval process allows mortgage loans to be approved in approximately 21 days and closed in 30 days.

     Loan Originations, Sales and Purchases. While the Company originates both adjustable-rate and fixed-rate loans, its ability to generate each type of loan is dependent upon relative customer demand for loans in its market. Of the $35.0 million of loans originated and purchased during 1999, 24.28% were adjustable-rate loans and 75.72% were fixed-rate loans.

     In recent periods, the Company has sold its 30-year and 20-year and a portion of its 15-year fixed-rate single-family residential mortgage loans to Freddie Mac. During 1999, the Company retained most of the fixed-rate mortgage loans that it originated. Sales are made on a non-recourse basis. Sales of loans for the years ended December 31, 1999, 1998 and 1997 totaled $8.4 million, $18.9 million and $1.5 million, respectively. The Company generally sells loans on a servicing-retained basis. See "-- Lending Activities -- Loan Servicing." At December 31, 1999 the Company had no loans held for sale.

     The Company also purchases whole loans and loan participation interests, primarily during periods of reduced loan demand in its market area. It has been the practice of the Company in recent years only to purchase loans secured by real estate located in Missouri. All purchases are made in conformance with the Company's underwriting standards.

     The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

                                                Year Ended December 31,
                                       ----------------------------------------
                                           1999          1998          1997
                                       ------------  ------------  ------------
                                                    (In Thousands)
Loans originated:
Mortgage loans:
   One- to four-family...............       $15,990       $21,527       $14,555
   Multi-family......................           206           650            --
   Commercial........................           249           612         1,315
   Construction......................         1,779         2,627         1,148
   Land..............................           142            16            49
Commercial loans.....................         6,020         1,133           415
Consumer and other loans.............         2,077         1,558         1,894
                                            -------       -------       -------
       Total loans originated........        26,463        28,123        19,376
                                            -------       -------       -------

Loans purchased:
Mortgage loans:
   One- to four-family...............         1,934         5,035         3,140
   Multi-family......................         4,921           518           551
   Commercial........................         1,750         2,700           625
                                            -------       -------       -------
       Total loans purchased.........         8,605         8,253         4,316
                                            -------       -------       -------

Loans sold:
       Total loans sold..............         8,358        18,900         1,524
                                            -------       -------       -------

Mortgage loan principal                      24,147        22,289        16,636
   repayments........................       -------       -------       -------


Net increase (decrease) in loans            $ 2,563       $(4,813)      $ 5,532
   receivable, net...................       =======       =======       =======


     Loan Commitments. The Company issues commitments to originate loans conditioned upon the occurrence of certain events. Such commitments are made in writing on specified terms and conditions and are honored for up to 45 days from the date of loan approval. The Company had outstanding net loan commitments of approximately $4.4 million, including $383,000 in fixed rate loan commitments in first mortgage loans, $412,000 in variable rate loan commitments in first mortgage loans, $2.4 million in unfunded portions of construction loans and lines of credit of $1.2 million at December 31, 1999.

     Loan Origination and Other Fees. The Company, in some instances, receives loan origination fees. Loan fees are a fixed dollar amount or a percentage of the principal amount of the mortgage loan which is charged to the borrower for funding the loan. The amount of fees charged by the Company is currently $300 for loans secured by single-family homes. Current accounting standards require fees received (net of certain loan origination costs) for originating loans to be deferred and amortized into interest income over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid are recognized as income at the time of prepayment. The Company had $11,000 of net deferred mortgage loan fees at December 31, 1999.

     Loan Servicing. The Company sells loans to Freddie Mac and private investors on a servicing retained basis and receives fees in return for performing the traditional services of collecting individual payments and managing the loans. At December 31, 1999, the Company was servicing $30.0 million of loans for Freddie Mac and $6.2 million of loans for private investors. Loan servicing includes processing payments, accounting for loan funds and collecting and paying real estate taxes, hazard insurance and other loan-related items such as private mortgage insurance. When the

Company receives the gross mortgage payment from individual borrowers, it remits to the investor in the mortgage a predetermined net amount based on the yield on that mortgage. The difference between the coupon on the underlying mortgage and the predetermined net amount paid to the investor is the gross loan servicing fee. For the year ended December 31, 1999, loan servicing fees totaled $70,000. In addition, the Company retains certain amounts in escrow for the benefit of Freddie Mac for which the Company incurs no interest expense but is able to invest. At December 31, 1999, the Savings Bank held $23,000 in escrow for its portfolio of loans serviced for Freddie Mac.

     Nonperforming Assets and Delinquencies. When a mortgage loan borrower fails to make a required payment when due, the Company institutes collection procedures. The first notice is mailed to the borrower approximately ten days after the payment is due in order to permit the borrower to make the payment before the imposition of a late fee. A second notice is generated when a payment becomes 30 days past due. Attempts to contact the borrower by telephone or letter generally begin soon after the first notice is mailed to the borrower. If a satisfactory response is not obtained, continuous follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower, preferably in person, are made to establish (i) the cause of the delinquency, (ii) whether the cause is temporary, (iii) the attitude of the borrower toward the debt, and (iv) a mutually satisfactory arrangement for curing the default.

     In most cases, delinquencies are cured promptly; however, if by the 91st day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is initiated. Interest income on loans is reduced by the full amount of accrued and uncollected interest.

     The Board of Directors is informed on a monthly basis as to the status of all loans that are delinquent more than 30 days, the status on all loans currently in foreclosure, and the status of all foreclosed and repossessed property owned by the Company.

     The following table sets forth information with respect to the Company's nonperforming assets and restructured loans within the meaning of Statement of Financial Accounting Standards ("SFAS") No. 15 at the dates indicated. It is the policy of the Company to cease accruing interest on loans 90 days or more past due.

                                                                      At December 31,
                                                       ----------------------------------------------
                                                            1999            1998             1997
                                                       ------------    -------------    -------------
                                                                   (Dollars in Thousands)
Loans accounted for on
  a nonaccrual basis:
       Mortgage loans:
               One- to four-family.................           $  39            $  --            $ 132
               Commercial real estate..............             151              156               --
                                                              -----            -----            -----
                      Total........................             190              156              132
                                                              -----            -----            -----

Accruing loans which are
   contractually past due
   90 days or more.................................              --               --               --
                                                              -----            -----            -----

Total nonaccrual and                                            190              156              132
   90 days past due loans..........................           -----            -----            -----


Real estate owned, net.............................              --               46               --
                                                              -----            -----            -----

                      Total nonperforming assets...           $ 190            $ 202            $ 132
                                                              =====            =====            =====

Restructured loans.................................           $  --            $  18            $  85

Nonaccrual and 90 days or more
   past due loans as a percentage
   of loans receivable, net........................            0.30             0.25             0.19

Nonaccrual and 90 days or more
   past due loans as a percentage
   of total assets.................................            0.21             0.16             0.13

Nonperforming assets as a
   percentage of total assets......................            0.21             0.21             0.13

     Interest income that would have been recorded for the year ended December 31, 1999 had nonaccruing loans been current in accordance with their original terms amounted to approximately $3,000. The amount of interest included in interest income on such loans for the year ended December 31, 1999 amounted to approximately $19,000.

     Real Estate Owned and Held for Investment. Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned ("REO") until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value. Subsequent to foreclosure, REO held for sale is carried at the lower of the carrying amount or fair value, less estimated selling costs. At December 31, 1999, the Company had no REO.

     In June 1997, the Company invested in a real estate joint venture in Waynesville, Missouri, known as Briar Pointe Development Co., LLC. During 1999, the Company acquired the interest of its joint venture partner and now owns the entire project. At December 31, 1999, the Company's investment was $622,000. Briar Pointe, LLC will develop and sell 125 building lots for single family homes in a new subdivision known as Briar Pointe located in the city of Waynesville, Missouri. The project is expected to be completed within the next few years. Through December 31, 1999, 19 lots have been sold at an average price of $18,800.

     Asset Classification. The OTS has adopted various regulations regarding problem assets of savings institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are placed on a "watch list" and monitored by the Company.

     The following table sets forth the composition of the Company's classified assets at December 31, 1999:


                                            Loss                          Doubtful                     Substandard
                                  --------------------------     --------------------------     --------------------------
                                    Number        Principal        Number        Principal        Number        Principal
                                   of Loans        Amount         of Loans        Amount         of Loans        Amount
                                  ----------    ------------     ----------    ------------     ----------    ------------
                                                                       (In Thousands)
Mortgage loans:
 One- to four-family ........        --             $--              --             $--               2            $ 52
 Multi-family ...............        --              --              --              --              --              --
 Commercial real estate .....        --              --              --              --               1             151
 Construction ...............        --              --              --              --              --              --
 Land .......................        --              --              --              --              --              --
Commercial loans ............        --              --              --              --              --              --
Consumer and other loans ....         1               1              --              --               4               5

     Allowance for Loan Losses. The Company has established a systematic methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation allowance as well as specific allowances that are tied to individual loans.

     In originating loans, the Company recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income.

     The general valuation allowance is maintained to cover losses inherent in the portfolio of performing loans. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Specific valuation allowances are established to absorb losses on loans for which full collectibility may not be reasonably assured. The amount of the allowance is based on the estimated value of the collateral securing the loan and other analyses pertinent to each situation. Generally, a provision for losses is charged against income on a quarterly basis to maintain the allowances.

     At December 31, 1999, the Company had an allowance for loan losses of $419,000. Management believes that the amount maintained in the allowances will be adequate to absorb losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

     While the Company believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

     The following table sets forth an analysis of the Company's allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any differences between the loss allowances and the amount of loss realized has been charged or credited to current income.

                                                                   Year Ended December 31,
                                                       ----------------------------------------------
                                                            1999            1998             1997
                                                       ------------    -------------    -------------
                                                                   (Dollars in Thousands)

Allowance at beginning of period .....................      $   410          $   388          $   383
                                                            -------          -------          -------

Provision for loan losses ............................           11               63                5
                                                            -------          -------          -------

Total recoveries .....................................           --               --               --
                                                            -------          -------          -------

Total charge-offs ....................................            2               41               --
                                                            -------          -------          -------

Net charge-offs ......................................            2               41               --
                                                            -------          -------          -------

Balance at end of period .............................      $   419          $   410          $   388
                                                            =======          =======          =======

Allowance for loan losses as a percentage
   of total loans outstanding at the end
   of the period .....................................          .65%            0.67%            0.58%

Net charge-offs as a percentage of average
   loans outstanding during the period ...............         .003             0.06               --

Allowance for loan losses as a percentage
   of nonperforming loans at end of period ...........       220.53           262.82           293.94

     The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                                    At December 31,
                                        -------------------------------------------------------------------------
                                                 1999                     1998                      1997
                                        -----------------------  -----------------------  -----------------------
                                                         % of                     % of                     % of
                                                        Loans                    Loans                    Loans
                                                       in Each                  in Each                  in Each
                                                      Category                 Category                 Category
                                                      to Total                 to Total                 to Total
                                          Amount        Loans      Amount        Loans      Amount        Loans
                                        -----------------------  -----------------------  -----------------------
                                                                (Dollars in Thousands)
Mortgage loans:
     One- to four-family ............    $ 200          47.73%      $ 219        70.79%      $ 204       76.63%
     Multi-family ...................       68          16.23          55         8.50          52        7.68
     Commercial real estate .........       91          21.72          76        11.74         103       10.31
     Construction ...................       10           2.39          21         4.66           3        2.38
     Land ...........................        1           0.24           1         0.11           1        0.16
Commercial loans ....................       34           8.11          27         1.80           4        0.62
Consumer and other loans ............       15           3.58          11         2.40          13        2.21
Unallocated .........................       --            N/A          --          N/A           8         N/A
                                         -----         ------       -----       ------       -----      ------

          Total allowance for
             loan losses ............    $ 419         100.00%      $ 410       100.00%      $ 388      100.00%
                                         =====         ======       =====       ======       =====      ======

Investment Activities

     The Savings Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB-Des Moines, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, the Savings Bank may also invest a portion of its assets in commercial paper and corporate debt securities. The Savings Bank is also required to maintain an investment in FHLB-Des Moines stock. The Savings Bank is required under federal regulations to maintain a minimum amount of liquid assets. See "REGULATION."

     It is the intention of management to classify all securities in the Company's investment portfolio as available for sale. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires the investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity.

     A committee consisting of the Chief Executive Officer, the Chief Financial Officer and three outside Directors determines appropriate investments in accordance with the Board of Directors' approved investment policies and procedures. The Company's investment policies generally limit investments to U.S. Government and agency securities, municipal bonds, certificates of deposits, marketable corporate debt obligations, mortgage-backed securities and certain types of mutual funds. The Company's investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products or corporate bonds rated less than BBB. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, the Company's liquidity position, and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). The effect that the proposed investment would have on the Company's credit and interest rate risk, and risk-based capital is also given consideration during the evaluation.

     The following table sets forth the composition of the Company's investment and mortgage-backed securities portfolios at the dates indicated, all of which were classified as available for sale.

                                                                    At December 31,
                                       ----------------------------------------------------------------------------
                                                1999                      1998                      1997
                                       ------------------------  ------------------------  ------------------------
                                        Carrying    Percent of    Carrying    Percent of    Carrying    Percent of
                                          Value      Portfolio      Value      Portfolio      Value      Portfolio
                                       ----------  ------------  ----------  ------------  ----------  ------------
                                                                   (Dollars in Thousands)

Investment securities:
 U.S. Government and federal
    agency obligations ............     $ 5,619       45.36%       $ 3,869        21.84%     $ 5,806       26.79%
 Mutual funds .....................          --          --          5,310        29.97        5,376       24.81
                                        -------      ------        -------       ------      -------      ------
     Total investment securities ..       5,619       45.36          9,179        51.81       11,182       51.60
Mortgage-backed securities ........       6,768       54.64          8,536        48.19       10,489       48.40
                                        -------      ------        -------       ------      -------      ------

     Total available-for-sale .....     $12,387      100.00%       $17,715       100.00%     $21,671      100.00%
                                        =======      ======        =======       ======      =======      ======

     The table below sets forth certain information regarding the carrying value, weighted average yields and maturities or periods to repricing of the Company's investment and mortgage-backed securities at December 31, 1999.

                                                                    At December 31, 1999
                        ------------------------------------------------------------------------------------------------------------
                                                                Amount Due or Repricing Within:

                                One Year           Over One to           Over Five to          Over Ten
                                or Less            Five Years            Ten Years              Years                Totals
                        --------------------  --------------------  --------------------  --------------------  --------------------
                                    Weighted              Weighted              Weighted              Weighted              Weighted
                         Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average    Carrying   Average
                          Value      Yield      Value      Yield      Value      Yield      Value      Yield      Value      Yield
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (Dollars in Thousands)
U.S. Government and
   federal agency
   obligations .......   $3,190      5.63%      $2,429     5.63%      $ --        --%        $ --       --%      $ 5,619     5.63%
Mortgage-backed
   securities ........    6,485      5.61           66     7.70        217      7.84           --       --         6,768     5.70
                         ------                 ------                ----                   ----                -------
     Total ...........   $9,675      5.61       $2,495     5.83       $217      7.84         $ --       --       $12,387     5.67
                         ======                 ======                ====                   ====                =======

     Mortgage-Backed Securities. At December 31, 1999, the Company's net mortgage-backed securities totaled $6.8 million at fair value ($7.0 million at amortized cost) and had a weighted average yield of 5.70%. At December 31, 1999, 68.1% of the Company's mortgage-backed securities were adjustable-rate and 31.9% were fixed-rate. The Company purchased most of its mortgage-backed securities in 1991 through 1993 and has not purchased any mortgage-backed securities since that time. The Company currently intends to use available funds to invest in higher yielding loans and does not intend to increase its mortgage-backed securities portfolio.

     Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages. The principal and interest payments on these mortgages are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and resell the participation interests in the form of securities, to investors such as the Company. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include Freddie Mac, Fannie Mae and the Government National Mortgage Association. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that fall within a specific range and have varying maturities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. In addition, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize certain liabilities and obligations of the Company. These types of securities also permit the Company to optimize its regulatory capital because they have low risk weighting.

     At December 31, 1999, $217,000 of the Company's mortgage-backed securities had contractual maturities under ten years and the remainder had contractual maturities over ten years. However, the actual maturity of a mortgage-backed security may be less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and may result in a loss of any premiums paid and thereby reduce the net yield on such securities. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, the Company may be subject to reinvestment risk because, to the extent that the Company's mortgage-backed securities amortize or prepay faster than anticipated, the Company may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate.

Deposit Activities and Other Sources of Funds

     General. Deposits and loan repayments are the major sources of the Company's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Company may use borrowings through the FHLB-Des Moines on a short-term basis to compensate for reductions in the availability of funds from other sources. Presently, the Company has no other borrowing arrangements.

     Deposit Accounts. Substantially all of the Company's depositors are residents of the State of Missouri. Deposits are attracted from within the Company's market area through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, the Company considers current market interest rates, profitability to the Company, matching deposit and loan products and its customer preferences and concerns. The Company reviews its deposit mix and pricing weekly. The Company does not accept brokered deposits, nor has it aggressively sought jumbo certificates of deposit.

     The Company currently offers certificates of deposit for terms not exceeding 48 months. As a result, the Company believes that it is better able to match the repricing of its liabilities to the repricing of its loan portfolio.

     The following table indicates the amount of the Company's jumbo certificates of deposit by time remaining until maturity as of December 31, 1999. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

                Maturity Period                            Amount
                ---------------                            ------
                                                       (In Thousands)
Three months or less ...........................           $ 814
Over three through six months ..................             917
Over six through 12 months .....................             184
Over 12 months .................................             460
                                                           -----
     Total jumbo certificates of deposit .......          $2,375
                                                          ======

       The following table sets forth the balances (inclusive of interest credited) and changes in dollar amounts of deposits in the various types of accounts offered by the Company between the dates indicated.

                                                                                     At December 31,
                                       ------------------------------------------------------------------------------------------
                                                  1999                               1998                                 1997
                                       ------------------------------------------------------------------------------------------
                                                   Percent                             Percent                           Percent
                                                     of       Increase                   of        Increase                 of
                                       Amount      Total     (Decrease)    Amount        Total     (Decrease)    Amount    Total
                                     ---------   --------   ----------   ---------    --------     ----------    -------  --------
                                                                        (Dollars in Thousands)

Noninterest-bearing accounts.........  $ 1,214     1.76%      $   233     $   945       1.30%       $    501     $   480    0.66%
NOW checking accounts................    4,511     6.55            92       4,419       6.08             404       4,015    5.51
Regular savings accounts ............    5,956     8.64          (416)      6,408       8.82            (366)      6,738    9.25
Money market deposit accounts
 ("MMDAs") ..........................    6,523     9.47           257       6,266       8.62             926       5,340    7.33
Fixed-rate certificates which mature:
 Within 1 year ......................   37,438    54.33        (2,268)     39,706      54.62            (683)     40,389   55.41
 After 1 year, but within 2 years ...    8,711    12.64        (4,500)     13,211      18.17           4,482       8,729   11.97
 After 2 years, but within 5 years ..    4,554     6.61         2,820       1,734       2.39         ( 5,458)      7,192    9.87
                                       -------   ------       -------     -------     ------        --------     -------  ------
          Total deposits ............  $68,907   100.00%      $(3,782)    $72,689     100.00%       $   (194)    $72,883  100.00%
                                       =======   ======       =======     =======     ======        ========     =======  ======

  The following table sets forth the Company's time deposits categorized by rates at the dates indicated.

                                                                       At December 31,
                                                       ---------------------------------------------
                                                            1999             1998            1997
                                                       ------------     ------------    ------------
                                                                       (In Thousands)

0.00 - 3.99% .........................................    $    10          $    13         $    13
4.00 - 4.99% .........................................     26,457           11,051             471
5.00 - 5.99% .........................................     23,727           39,523          49,273
6.00 - 6.99% .........................................        509            3,981           6,474
7.00 - 7.99% .........................................         --               83              78
                                                          -------          -------         -------
    Total                                                 $50,703          $54,651         $56,309
                                                          =======          =======         =======

     The following table sets forth the amount and maturities of time deposits at December 31, 1999.

                                                                                Amount Due
                                              ------------------------------------------------------------------------------
                                                Less Than           1 - 2           2 - 3          3 Years
                                                 One Year           Years           Years         and After        Total
                                              ------------     -------------    ------------    ------------    ------------
                                                                              (In Thousands)
0.00 - 3.99% .............................      $    10            $   --          $   --          $   --         $    10
4.00 - 4.99% .............................       21,683             3,070             574           1,129          26,457
5.00 - 5.99% .............................       15,410             5,467           1,926             925          23,727
6.00 - 6.99% .............................          334               175              --              --             509
                                                -------            ------          ------          ------         -------
       Total .............................      $37,437            $8,712          $2,500          $2,054         $50,703
                                                =======            ======          ======          ======         =======

     The following table sets forth the deposit activities of the Company for the periods indicated.

                                                  Year Ended December 31,
                                        ----------------------------------------
                                            1999          1998          1997
                                        ------------  ------------  ------------
                                                     (In Thousands)

Beginning balance .....................      $72,689       $72,883       $72,880
Net deposits (withdrawals)
   before interest credited ...........       (6,398)       (3,101)       (2,905)
Interest credited .....................        2,616         2,907         2,908
                                             -------       -------       -------
Net increase (decrease) in deposits ...       (3,782)         (194)            3
                                             -------       -------       -------
Ending balance ........................      $68,907       $72,689       $72,883
                                             =======       =======       =======

     Borrowings. The Company has the ability to use advances from the FHLB-Des Moines to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB-Des Moines functions as a central reserve bank providing credit for savings associations and certain other member financial institutions. As a member of the FHLB-Des Moines, the Company is required to own capital stock in the FHLB-Des Moines and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 1999, the Company had $794,000 borrowed from the FHLB-Des Moines. The Company borrowed $600,000 on a mortgage match advance in October 1997 to fund a loan on commercial property with a yield to the Company of 8.50%.

  The following table sets forth certain information regarding short-term borrowings by the Company at the dates and for the periods indicated:

                                                                                Year Ended December 31,
                                                                  ------------------------------------------------
                                                                       1999              1998              1997
                                                                  ------------     -------------     -------------
                                                                                 (Dollars in Thousands)
Amount of FHLB advances outstanding at end of period ..........      $ 794              $ 571             $ 596
Maximum amount of FHLB advances outstanding
   at any month end ...........................................        794                594               600
Approximate average FHLB advances outstanding
   during the period ..........................................        568                584               164
Approximate weighted average rate paid on
   FHLB advances during the period ............................       6.33%              6.51%             6.10%
Weighted average rate paid on FHLB advances at end of period ..       6.35%              6.35%             6.35%

Personnel

     As of December 31, 1999, the Company had 24 full-time and four part-time employees. The employees are not represented by a collective bargaining unit. The Company believes its relationship with its employees is good.

Subsidiary Activities

     Federal savings associations generally may invest up to 3% of their assets in service corporations, provided that at least one-half of any amount in excess of 2% is used primarily for community, inner-city and community development projects. The Savings Bank's investment in its service corporation, Parity Insurance Agency, Inc. ("Parity"), did not exceed these limits at December 31, 1999. Parity previously sold mortgage life and disability insurance to the Savings Bank's borrowers and continues to collect commissions. Parity also owns City National Real Estate, Inc., which is inactive. At December 31, 1999, the Savings Bank's investment in its subsidiaries was $107,000.

     In 1999, the Company terminated its joint venture for the development of the Briar Pointe subdivision in Waynesville, Missouri and acquired 100% ownership of Briar Point Development, L.L.C., which owns the subdivision. At December 31, 1999, 97 lots remained to be developed and 19 lots had been sold.

                          REGULATION AND SUPERVISION
General

     As a savings and loan holding company, the Company is required by federal law to file reports with, and otherwise comply with, the rules and regulations of the OTS. The Savings Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Savings Bank is a member of the FHLB System and its deposit accounts are insured up to applicable limits by the SAIF managed by the FDIC. The Savings Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Savings Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for
                                      -18-
regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Savings Bank and their operations. Certain of the regulatory requirements applicable to the Savings Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this report does not purport to be a complete description of such statutes and regulations and their effects on the Savings Bank and the Company.

Holding Company Regulation

     The Company is a nondiversified unitary savings and loan holding company within the meaning of federal law. As a unitary savings and loan holding company, the Company generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that the Savings Bank continues to be a qualified thrift lender. See "Federal Savings Institution Regulation - QTL Test." Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by OTS regulation.

     A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

     The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

     Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. The Savings Bank must notify the OTS 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

     Business Activities. The activities of federal savings institutions are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal association, e.g., commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

     Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMEL financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

     The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

     The capital regulations also incorporate an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. For the present time, the OTS has deferred implementation of the interest rate risk component. At December 31, 1999, the Savings Bank met each of its capital requirements.

     Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

     Insurance of Deposit Accounts. Deposits of the Savings Bank are presently insured by the SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semiannually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest.

     In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF. During 1999, FICO payments for SAIF members approximated 6.10 basis points, while Bank Insurance Fund ("BIF") members paid 1.22 basis points. By law, there is equal sharing of FICO payments between SAIF and BIF members beginning January 1, 2000.

     The FDIC has authority to increase insurance assessments. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Savings Bank. Management cannot predict what insurance assessment rates will be in the future.

     Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

     Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 1999, the Savings Bank's limit on loans to one borrower was $2.7 million, and the Savings Bank's largest aggregate outstanding balance of loans to one borrower was $2.5 million.

     QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least nine months out of each 12 month period.

     A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 1999, the Savings Bank met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

     Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the current regulations, an application to and the prior approval of the OTS will be required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (i.e., generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with OTS. If an application is not required, the institution must still provide prior notice to OTS of the capital distribution. In the event the Savings Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Savings Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

     Liquidity. The Savings Bank is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement is currently 4%, but may be changed from time to time by the OTS to any amount within the range of 4% to 10%. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Savings Bank's liquidity ratio at December 31, 1999 exceeded the applicable requirements. The Savings Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

     Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Savings Bank's latest quarterly thrift financial report.

     Transactions with Related Parties. The Savings Bank's authority to engage in transactions with "affiliates" (e.g., any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

     The Savings Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Recent legislation created an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans the Savings Bank may make to insiders based, in part, on the Savings Bank's capital position and requires certain board approval procedures to be followed.

     Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

     Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Federal Home Loan Bank System

     The Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Savings Bank, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. The Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 1999, of $663,000. Federal Home Loan Bank advances must be secured by specified types of collateral.

     The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future

FHLB advances increased, The Savings Bank's net interest income would likely also be reduced. Recent legislation has changed the structure of the Federal Home Loan Banks funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. Management cannot predict the effect that these changes may have with respect to its FHLB membership.

Federal Reserve System

     The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $44.3 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts aggregating greater than $44.3 million, the reserve requirement is $1.329 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $44.3 million. The first $4.9 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Savings Bank complies with the foregoing requirements.

                          FEDERAL AND STATE TAXATION

Federal Taxation

     General. The Company and the Savings Bank report their income on a fiscal year, consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Savings Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Savings Bank or the Company. The Savings Bank has not been audited by the IRS in the last five years. For its 1999 taxable year, the Savings Bank is subject to a maximum federal income tax rate of 34%.

     Bad Debt Reserves. For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally secured by interests in real property improved or to be improved) under (i) the percentage of taxable income method or (ii) the experience method. The reserve for nonqualifying loans was computed using the experience method.

     Congress repealed the reserve method of accounting for bad debts for tax years beginning after 1995 and required savings institutions to recapture (i.e., take into income) certain portions of their accumulated bad debt reserves. Thrift institutions eligible to be treated as "small banks" (assets of $500 million or less) are allowed to use the experience method applicable to such institutions, while thrift institutions that are treated as large banks (assets exceeding $500 million) are required to use only the specific charge-off method. Thus, the percentage of taxable income method of accounting for bad debts is no longer available for any financial institution.

     A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in method of accounting, initiated by the taxpayer, and having been made with the consent of the Internal Revenue Service. Any Section 481(a) adjustment required to be taken into income with respect to such change generally will be taken into income ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to a two year suspension if the "residential loan requirement" is satisfied.

     Under the residential loan requirement provision, the required recapture will be suspended for each of two successive taxable years, beginning with the Savings Bank's 1996 taxable year, in which the Savings Bank originates a minimum of certain residential loans based upon the average of the principal amounts of such loans made by the Savings Bank during its six taxable years preceding its current taxable year.

     The Savings Bank is required to recapture (i.e., take into income) over a six year period the excess of the balance of its tax bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987. As a result of such recapture, the Savings Bank will incur an additional tax liability of approximately $76,000 which has been taken into income since 1998 over a six year period.

     Distributions. If the Savings Bank makes "non-dividend distributions" to the Company, such distributions will be considered to have been made from the Savings Bank's unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from the Savings Bank's supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the Savings Bank's income. Non-dividend distributions include distributions in excess of the Savings Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Savings Bank's current or accumulated earnings and profits will not be so included in the Savings Bank's income.

     The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Savings Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Savings Banks do not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

     Missouri. Missouri-based thrift institutions, such as the Savings Bank, are subject to a special financial institutions tax, based on net income without regard to net operating loss carryforwards, at the rate of 7% of net income. This tax is in lieu of certain other state taxes on thrift institutions, on their property, capital or income, except taxes on tangible personal property owned by the Savings Bank and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales taxes and use taxes. In addition, the Savings Bank is entitled to credit against this tax all paid to the State of Missouri or any political subdivision, except taxes on tangible personal property owned by the Savings Bank and held for lease or rental to others and on real estate, contributions paid pursuant to the Unemployment Compensation Law of Missouri, social security taxes, sales and use taxes, and taxes imposed by the Missouri Financial Institutions Tax Law. Missouri thrift institutions are not subject to the regular corporate income tax.

     Delaware. As a Delaware holding company not earning income in Delaware, the Company is exempted from Delaware corporate income tax, but is required to file an annual report with, and pay an annual franchise tax to, the State of Delaware.

Item 2.  Description of Property
--------------------------------

     The Company operates five full service facilities in Jefferson City (2), California, Tipton and St. Robert, Missouri, all of which it owns. At December 31, 1999, the net book value of the property (including land and building) and the Company's fixtures, furniture and equipment was $1.5 million.

Item 3.  Legal Proceedings
--------------------------

     Periodically, there have been various claims and lawsuits involving the Savings Bank, such as claims to enforce liens, condemnation proceedings on properties on which the Savings Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Savings Bank's business. Neither the Company nor the Savings Bank is a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

     No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 1999.

                                    PART II

Item 5.  Market for Common Equity and Related Stockholder Matters
------------------------------------------------------------------

     The common stock of the Company is listed on the Nasdaq SmallCap Market under the symbol "CNSB." The table below shows the price range of common stock for the calendar years of 1999 and 1998. This information was provided by the Nasdaq Stock Market.

                                                Common Stock
                                -----------------------------------------------
                                     High            Low            Dividends
                                ------------    ------------     --------------
Fiscal 1998
   First Quarter............         $19.000         $17.500        $ 0.06
   Second Quarter...........          18.250          17.500          0.06
   Third Quarter............          17.625          13.250          0.075
   Fourth Quarter...........          13.500          11.125          0.075

Fiscal 1999
   First Quarter............          13.500          10.500          0.075
   Second Quarter...........          12.500          10.375          0.075
   Third Quarter............          12.250           9.625          0.09
   Fourth Quarter...........          16.688          11.065          0.09

     Dividend payment decisions are made based on a variety of factors including earnings, financial condition, market considerations, and regulatory restrictions. Restrictions on dividend payments are described on Note 13 of the Notes to Consolidated Financial Statements included in this report.

     As of December 31, 1999 the Company had approximately 392 stockholders of record and 1,418,286 outstanding shares of common stock.

Item 6.  Management's Discussion and Analysis of Financial Condition and
-------------------------------------------------------------------------
         Results of Operations or Plan of Operations
         -------------------------------------------

     The Company's results of operations primarily depend upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investment securities and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other thrift institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

     The Company's results of operations are also affected by, among other things, provision for loan losses, loan servicing income, fee income, income from real estate owned, gain on sale of assets, other expenses and income taxes. Other expenses include compensation and benefits, occupancy and equipment, federal deposit insurance premiums and other general expenses.

     The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies as well as by federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing investments and the level of personal income and savings within the Company's market area. Lending activities are influenced by consumer demand as well as competition from other lending institutions. The primary sources of funds for the Company's lending activities include deposits, loan payments, borrowings, and funds provided by operations.

Financial Condition at December 31, 1999 compared to December 31, 1998.

     The Company's total assets decreased $3.6 million, or 3.81%, to $91.8 million at December 31, 1999 from $95.4 million at December 31, 1998. The decrease was primarily attributable to a $5.3 million decrease in securities available-for-sale, a $1.8 million decrease in loans held-for-sale and a $224,000 decrease in other assets, offset by a $907,000 increase in cash and due from depository institutions, a $2.6 million increase in net loans receivable and a $378,000 increase in income tax receivable.

     Cash and due from depository institutions increased 9.24% to $10.7 million at December 31, 1999 from $9.8 million at December 31, 1998 due primarily to loan repayments and maturity or sale of investment securities.

     Securities available-for-sale decreased 30.08%, to $12.4 million at December 31, 1999 from $17.7 million at December 31, 1998 due to the sale of mutual funds in 1999. The sale of the mutual funds was required by the Agreement and Plan of Merger with Exchange.

     The Company had no loans held-for-sale at December 31, 1999 compared to $1.8 million at December 31, 1998. The Company did not sell any loans during the last part of 1999 due to the rise in interest rates.

     Net loans receivable increased 4.15% to $64.3 million at December 31, 1999 from $61.7 million at December 31, 1998. The increase in loans receivable was primarily the result of strong loan originations and purchases and fewer loan sales in 1999. During 1999 the Company originated and purchased $17.9 million of one- to four-family residential mortgage loans, $9.0 million of other residential and nonresidential mortgage loans and $8.1 million of nonmortgage loans.

     Income tax receivable increased to $545,000 at December 31, 1999 from $166,356 at December 31, 1998. The increase is primarily due to the tax benefit from the loss of the sale of mutual funds in 1999.

     Other assets decreased $224,000 to $469,000 at December 31, 1999 from $693,000 at December 31, 1998. The primary reason for the decrease is the dissolution of the Bales Brothers, Inc. joint venture during 1999.

     Deposits decreased $3.8 million to $68.9 million at December 31, 1999 from $72.7 million at December 31, 1998. The primary reason for the decrease is a general shift in investments by customers out of insured deposit accounts into equity investments.

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998

     Net Income. The Company's net income decreased $799,000 to $63,000 for the year ended December 31, 1999 from $862,000 for the year ended December 31, 1998. The change was primarily the result of a pre-tax loss of $755,000 on the sale of mutual funds, which was required under the terms of the Company's pending merger with Exchange. Diluted earnings per share decreased to $0.05 for the year ended December 31, 1999 from $0.54 for the year ended December 31, 1998.

     Net Interest Income. Net interest income decreased $150,000, or 6.08%, to $3.1 million for the year ended December 31, 1999 from $3.3 million for the year ended December 31, 1998. Total interest income decreased $528,000, or 10.19%, to $6.4 million for the year ended December 31, 1999 from $6.9 million for the year ended

December 31, 1998. The decrease in total interest income was primarily due to a decrease in interest income from mortgage loans, investment securities and mortgage-backed securities offset by an increase in interest income from consumer and other loans and other interest-earnings assets. Interest income from mortgage loans, investment securities and mortgage-backed securities decreased $592,000, or 11.61%, $46,000, or 12.45% and $150,000, or 26.06%,
respectively, due a lower average balance and average yield during 1999. Interest income from consumer and other loans increased $139,000, or 68.35% due to an increase in commercial real estate lending in the Waynesville area during 1999. Interest income from other interest-earning assets increased $121,000, or 19.13% due to a higher average balance and average yield during 1999. Total interest expense decreased $378,000, or 13.93% due to a lower average deposit balance and a lower average cost of funds.

     Provision for Loan Losses.   The provision for loan losses decreased to
$11,000 for the year ended December 31, 1999 from $63,000 in 1998. The decrease in the provision for loan losses was primarily due to a smaller charge-off of $2,000 in 1999 compared to $41,000 in 1998. The allowance for loan losses increased to $419,000, or .65% of total loans at December 31, 1999 compared to $410,000, or .67% of total loans at December 31, 1998.

     Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered by management to be adequate to provide for estimated losses based on management's assessment of current economic conditions, past loss and collection experience, and risk characteristics of the loan portfolio. Management also reviews individual loans for which full collectibility may not be reasonably assured and considers among other factors, the estimated fair value of the underlying collateral.

     Non-interest Income. Non-interest income decreased $1.1 million to ($485,000) for the year ended December 31, 1999 from $570,000 for the year ended December 31, 1998. Non-interest income decreased primarily as a result of a $62,000 decrease in loan servicing fees and a $1 million decrease in net gain on sale of assets offset by a $33,000 increase in income from other non-interest income. Loan servicing fees decreased due to decreased mortgage loans originated of $18.4 million in 1999 from $25.4 million in 1998. Net gain on sale of assets decreased due to decreased loan sales of $8.3 million in 1999 from $18.9 million in 1998 and the sale of the mutual funds at a loss of $755,000 in 1999.

     Non-interest Expense. Non-interest expense increased $193,000 in 1999 primarily due to an increase in professional fees in preparation for the planned merger with Exchange.

     Provision for Income Taxes. The provision for income taxes decreased $546,000 in 1999 to $41,000 for the year ended December 31, 1999 from $587,000 for the year ended December 31, 1998. This was a result of lower income before taxes primarily due to the loss on the sale of mutual funds.

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

     Net Income. The Company's net income decreased $2,000 to $862,000 for the year ended December 31, 1998 from $864,000 for the year ended December 31, 1997. The change was primarily the result of a $139,000 decrease in net interest income, a $58,000 increase in provision for loan losses, a $32,000 increase in non-interest expense and a $142,000 increase in provision for income taxes offset by a $369,000 increase in non-interest income. Diluted earnings per share increased to $0.54 for the year ended December 31, 1998 from $0.52 for the year ended December 31, 1997 due primarily to the purchase of 201,079 shares of treasury stock in 1998.

     Net Interest Income. Net interest income decreased $139,000, or 5.44%, to $3.3 million for the year ended December 31, 1998 from $3.4 million for the year ended December 31, 1997. Total interest income decreased $176,000, or 3.34%, to $6.9 million for the year ended December 31, 1998 from $7.1 million for the year ended December 31, 1997. The decrease in total interest income was primarily due to a decrease in interest on investment securities and mortgage-backed securities offset by an increase in interest on loans and other interest-earning assets. Interest income from investment securities decreased $167,000, or 31.20% to $370,000 for the year ended December 31,1998 from $537,000 for the year ended December 31, 1997. Interest income on investment securities decreased due to a lower average balance of investment securities, which decreased to $3.6 million in 1998 from $7.9 million in 1997 and a lower average yield on investment securities which was 5.80% in 1998 compared to 5.94% in 1997. Interest income on mortgage-backed securities decreased $118,000, or 16.94%, to $575,000 for the year ended December 31, 1998 from $693,000 for the year ended December 31, 1997. Interest income on mortgage-backed securities decreased due to a lower average balance on mortgage-backed securities, which decreased to $9.8 million in 1998 from $11.5 million in 1997. During 1998, the Company continued to allow mortgage-backed securities to be reduced by principal repayments. Interest income on loans increased by $29,000 for the year ended December 31, 1998 as a result of a higher average balance of loans receivable, which increased to $65.9 million in 1998 from $65.2 million in 1997 offset by a decrease in the average yield on loans to 8.05% in 1998 from 8.09% in 1997. Interest income from other interest-earning assets increased $79,000, or 14.38% to $633,000 for the year ended December 31, 1998 from $554,000 for the year ended December 31, 1997. Interest income from other interest-earning assets increased due to a higher average balance on other interest-earning assets. Total interest expense decreased $37,000, or 1.36%, to $3.61 million for the year ended December 31, 1998 from $3.65 million for the year ended December 31, 1997. Interest expense decreased due to a lower average deposit balance which decreased to $72.6 million in 1998 from $72.9 million in 1997 and a decrease in average cost to 4.92% for 1998 from 4.99% for 1997.

     Provision for Loan Losses. The provision for loan losses increased to $63,000 for the year ended December 31, 1998 from $5,000 in 1997. The increase in the provision for loan losses primarily resulted from a shift in the composition of the loan portfolio to include a smaller percentage of one-to four-family, owner occupied mortgages, for which a lower loss reserve is maintained. The allowance for loan losses increased to $410,000, or .67% of total loans at December 31, 1998 compared to $387,000, or .58% of total loans at December 31, 1997.

     Non-interest Income. Non-interest income increased $369,000 to $570,000 for the year ended December 31, 1998 from $201,000 for the year ended December 31, 1997. Non-interest income increased primarily as a result of a $68,000 increase in loan servicing fees and a $328,000 increase in net gain on sale of assets offset by a $16,000 decrease in income from real estate owned and a decrease of $11,000 in other non-interest income. Loan servicing fees increased due to increased loans originated of $28.1 million in 1998 from $19.4 million in 1997. Net gain on sale of assets increased due to increased loan sales of $19.3 million in 1998 from $1.5 million in 1997.

     Non-interest Expense. Non-interest expense increased $32,000 in 1998. The increase in non-interest expense in 1998 is primarily due to an increase in compensation and benefits and occupancy and equipment offset by decreases in deposit insurance and other non-interest expense. Compensation and benefits increased $42,000 to $1.4 million for the year ended December 31, 1998 from $1.3 million for the year ended December 31, 1997. The increase in compensation and benefits is primarily due to a $103,000 increase in MRDP stock benefit plan expense offset by a $45,000 decrease in ESOP compensation expense and a $14,000 decrease in directors fees. Occupancy and equipment expense increased $9,000 to $255,000 for the year ended December 31, 1998 due to year 2000 compliance requirements. Deposit insurance decreased $2,000 to $45,000 in 1998 from $47,000 in 1997 due to a lower average deposit balance. Other non-interest expenses decreased $16,000 to $644,000 for the year ended December 31, 1998 from $660,000 for the year ended December 31, 1997. The decrease in other non-interest expenses was due primarily to a $31,000 decrease in franchise taxes offset by a $15,000 increase in other professional fees.

     Provision for Income Taxes.   The provision for income taxes increased
$142,000 in 1998 to $587,000 for the year ended December 31, 1998 from $445,000 for the year ended December 31, 1997. This is a result of higher income before taxes, which increased $140,000 to $1.5 million for the year ended December 31, 1998 and a higher effective tax rate in 1998. The tax rate increase is due to the expiration of tax credits from a Missouri financial institution tax and the difference between book and tax reporting of MRDP and ESOP compensation expense in 1998.


                                                     Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                           1997                                          1998
                                         ----------------------------------------     ------------------------------------------
                                         Average                      Average            Average                    Average
                                         Balance    Interest        Yield/Cost           Balance       Interest    Yield/Cost
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net (1).............   $61,494       $4,849        7.89%          $65,868       $5,303           8.05%
   Mortgage-backed securities............     7,775          425        5.47             9,763          575           5.89
   Investment securities.................     5,347          282        5.27             5,718          318           5.56
   Mutual funds..........................     5,149          268        5.20             5,986          326           5.45
   FHLB stock............................       663           42        6.33               743           50           6.73
   Interest-bearing deposits.............     9,541          487        5.10             5,889          309           5.25
                                            -------       ------                       -------       ------

    Total interest-bearing assets........    89,969        6,353        7.06            93,967        6,881           7.32
                                            -------       ------                       -------       ------

Noninterest-earning assets...............     3,719                                      3,513
                                            -------                                    -------

    Total average assets.................   $93,688                                    $97,480
                                            =======                                    =======

Interest-bearing liabilities:
   Regular savings accounts..............   $ 6,304          178           2.82        $ 6,470          184           2.84
   MMDAs.................................     6,237          237           3.82          5,673          217           3.83
   Demand and NOW accounts...............     5,486          113           2.06          4,896          106           2.17
   Certificates of deposit...............    52,772        2,668           5.06         55,570        3,065           5.52
                                            -------       ------                       -------       ------
    Total average deposits...............    70,799        3,196           4.52         72,609        3,572           4.92
                                            -------       ------                       -------       ------
   FHLB advances.........................       568           36           6.34            584           38           6.51
                                            -------       ------                       -------       ------
    Total interest-bearing liabilities...    71,367        3,232           4.53         73,193        3,610           4.93
  Noninterest-bearing liabilities........       670                                        920
                                            -------                                    -------
    Total average liabilities............    72,037                                     74,113
                                            -------                                    -------
Average retained earnings................    21,651                                     23,367
                                            -------                                    -------
Total liabilities and retained earnings..   $93,688                                    $97,480
                                            =======                                    =======
Net interest income......................                  $3,121                                   $ 3,271
                                                           ======                                    ======
Interest rate spread.....................                                  2.53%                                      2.39%
Net interest margin......................                    3.47%                                     3.48%
Ratio of average interest-earning assets
 to average interest-bearing liabilities.    126.07%                                    128.38%


                                                     Year Ended December 31,
--------------------------------------------------------------------------------
                                                                1997
                                           -------------------------------------
                                            Average                 Average
                                            Balance    Interest     Yield/Cost
--------------------------------------------------------------------------------
                                                     (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net (1).............   $65,160        $5,274          8.09%
   Mortgage-backed securities............    11,491           693          6.03
   Investment securities.................     7,929           471          5.94
   Mutual funds..........................     5,990           362          6.04
   FHLB stock............................       939            66          7.03
   Interest-bearing deposits.............     3,608           191          5.29
                                            -------        ------          ----
    Total interest-bearing assets........    95,117         7,057          7.42
                                            -------        ------
Noninterest-earning assets...............     2,875
                                            -------
   Total average assets..................   $97,992
                                            =======
Interest-bearing liabilities:
   Regular savings accounts..............   $ 6,802           207          3.04
   MMDAs.................................     5,050           193          3.82
   Demand and NOW accounts...............     4,093            91          2.22
   Certificates of deposit...............    56,973         3,146          5.52
                                            -------        ------
    Total average deposits...............    72,918         3,637          4.99
                                            -------        ------
   FHLB advances.........................       164            10          6.10
                                            -------         -----
    Total interest-bearing liabilities...    73,082         3,647          4.99
                                                            -----
Noninterest-bearing liabilities..........       805
                                             ------
      Total average liabilities..........    73,887
                                             ------
Average retained earnings................    24,105
                                            -------
Total liabilities and retained earnings..   $97,992
                                            =======
Net interest income......................                  $3,410
                                                           ======
Interest rate spread.....................                                  2.43%
Net interest margin......................                    3.58%
Ratio of average interest-earning assets
 to average interest-bearing liabilities.    130.15%

-----------------------------
(1) Average loans receivable includes nonperforming loans. Interest income does not include interest on loans 90 days or more past due.
(2) Yields on average mortgage-backed and investment securities available for sale have been calculated based upon the historical cost bases of the underlying securities.

Yields Earned and Rates Paid

     The Company's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, other operating income and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rate paid on interest-bearing liabilities and by the relative amounts of interest earning assets and interest-bearing liabilities.

     The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and at the dates indicated.

                                                                                              Year Ended December 31,
                                                       At December 31,           ---------------------------------------------------
                                                            1999                     1999                 1998             1997
                                                     ----------------------      ---------------      ---------------    -----------
Weighted average yield on:
   Loans receivable, net                                        7.91%                7.89%                8.05%            8.09%
   Mortgage-backed securities                                   5.70                 5.47                 5.89             6.09
   Investment securities                                        5.59                 5.27                 5.56             5.94
   Mutual funds                                                   --                 5.20                 5.45             6.04
   FHLB stock                                                   6.35                 6.33                 6.73             7.03
   Interest-bearing deposits                                    5.66                 5.44                 5.25             5.29

All interest-earning assets                                     7.31                 7.11                 7.32             7.42

Weighted average paid on:
   Regular savings accounts                                     2.85                 2.82                 2.84             3.04
   MMDA's                                                       3.84                 3.82                 3.83             3.82
   Demand and NOW accounts                                      2.17                 2.06                 2.17             2.22
   Certificates of deposit                                      5.04                 5.06                 5.52             5.52
   FHLB advances                                                6.12                 6.34                 6.51             6.10

All interest-bearing liabilities                                4.54                 4.53                 4.93             4.99

Interest rate spread (spread between                            2.76                 2.53                 2.39             2.43
   weighted average rate on all interest-
   earning assets and all interest-bearing
   liabilities)

Net interest margin (net interest income                        3.55                 3.47                 3.48             3.58
   as a percent of average interest-
   earning assets)

Rate/Volume Analysis

     The following table sets forth the effects of changing rates and volumes on the interest income and interest expense. Information is provided with respect:
(i) to effects attributable to changes in volume (changes in volume multiplied by prior rate); (ii) to effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) to changes in rate/volume (change in rate multiplied by change in volume).

                                                        1999 Compared to 1998                    1998 Compared to 1997
                                                      Increase (Decrease) Due to               Increase (Decrease) Due to
                                      ----------------------------------------------------------------------------------------------
                                                                      Rate/                                      Rate/
                                             Rate        Volume      Volume      Total        Rate    Volume    Volume     Total
                                      ----------------------------------------------------------------------------------------------
                                                                                (In thousands)
Interest-earning assets:
   Loans receivable, net                  $(105)     $(356)       $ 7      $(454)         $ (28)     $  57        $ 0      $  29
   Mortgage-backed securities               (41)      (117)         8       (150)           (16)      (104)         2       (118)
   Investment securities                    (17)       (20)         1        (36)           (30)      (131)         8       (153)
   Mutual funds                             (15)       (45)         2        (58)           (35)         0          0        (35)
   FHLB stock                                (3)        (5)         0         (8)            (3)       (14)         1        (16)
   Interest-bearing deposits                 (8)       191         (5)       178             (2)       121         (1)       118
                                          -----      -----        ---      -----          -----      -----        ---       ----
      Total net change in income on        (189)      (352)        13       (528)          (114)       (71)        10       (175)
         interest-earning assets          -----      -----        ---      -----          -----      -----        ---      -----

Interest-bearing liabilities:
   Regular savings accounts                  (1)        (6)         1         (6)           (14)       (10)         1        (23)
   MMDAs                                     (1)        22         (1)        20              0         24          0         24
   Demand and NOW accounts                   (5)        13         (1)         7             (3)        18          0         15
   Certificates of deposit                 (256)      (154)        13       (397)            (4)       (77)         0        (81)
   FHLB advances                             (1)        (3)         2         (2)             1         25          2         28
                                          -----      -----        ---      -----          -----      -----        ---      -----
      Total net change in expense on
         interest-bearing liabilities      (264)      (128)        14       (378)           (20)       (20)         3        (37)
                                          -----      -----        ---      -----          -----      -----        ---      -----
Net change in net interest income         $  75      $(224)       $(1)     $(150)         $ (94)     $ (51)       $ 7      $(138)
                                          =====      =====        ===      =====          =====      =====        ===      =====


Asset and Liability Management

     The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions and selling substantially all of its fixed-rate one- to four-family mortgage loans. In addition, the Company maintains an investment portfolio with adjustable-rate mortgage-backed
securities and laddered maturities in shorter-term debt securities.   The
Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds. As part of its interest rate risk management strategy, the Company promotes transaction accounts and certificates of deposit with terms up to four years.

     Using data from the Savings Bank's quarterly reports to the OTS, the Company receives a report which measures interest rate risk by modeling the change in Net Portfolio Value ("NPV") over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period). NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The calculation is intended to illustrate the change in NPV that will occur in the event of an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement.

                                                                         Net Portfolio as %
                        Net Portfolio Value                           Portfolio Value of Assets
                   ----------------------------------            --------------------------------------
 Change
in Rates            $ Amount               $ Change                % Change                NPV Ratio                  Change
--------           ------------           -----------            -------------            -------------            --------------
(300) bp              $15,688               $(2,700)                 (15)%                   18.39%                    (217) bp
(200) bp               16,737                (1,651)                  (9)                    19.28                     (128)
(100) bp               17,662                  (725)                  (4)                    20.03                      (54)
0 bp                   18,387                    --                   --                     20.57                       --
100 bp                 18,850                   463                    3                     20.86                       29
200 bp                 19,269                   882                    5                     21.10                       53
300 bp                 19,854                 1,467                    8                     21.48                       91

     Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. The measure is used in conjunction with NPV measures to identify excessive interest rate risk.

Liquidity and Capital Resources

     The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on the sale of loans, maturing securities and FHLB advances. While maturities and scheduled amortization of loans area predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

     The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 1999, cash and due from depository institutions totaled $10.7 million, or 11.68% of total assets, and investment securities classified as available-for-sale that matured in one year or less totaled $4.3 million, or 4.7% of total assets. In addition, the Company maintains a credit facility with the FHLB which provides for immediately available advances. The Company had FHLB advances outstanding of $794,000 at December 31, 1999.

     Federal regulations require a savings institution to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 4% of the average daily balance of its net withdrawable deposits and short-term borrowing. The Company consistently maintains liquidity levels in excess of regulatory requirements, and believes this is an appropriate strategy for proper asset and liability management. At December 31, 1999 the liquidity ratio was 27.13%.

     The Company uses its liquid resources principally to meet on-going commitments, to fund maturing certificates of deposits and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1999 the Company had outstanding commitments to extend credit which totaled $3.2 million and lines of credit which totaled $1.2 million. Management anticipates that it will have sufficient funds available to meet its current loan origination commitments.

     The primary investing activity of the Company is the origination and purchase of mortgage loans. During years ended December 31, 1997, 1998 and 1999, the Company originated loans in the amounts of $19.4 million, $28.1 million and $26.5 million, and purchased loans in the amounts of $4.3 million, $8.3 million and $8.6 million, respectively.

Effect of Inflation and Changing Prices

  The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Company's operation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Year 2000 Considerations

     The Company completed the Year 2000 Action Plan which management used to identify and correct Year 2000 compliance issues. The Company reviewed all services and operation components to identify technical and non-technical issues. Having identified internal components and external components, the Company replaced its computer hardware with Year 2000 compliant equipment. The Company requested third party providers to insure Year 2000 compliance with software and services and required testing of these services to assure compliance.

     The Company has not experienced any operational or financial problems related to the Year 2000 date change. The Company will continue to monitor all processing to ensure that no Year 2000 issues arise in the future. The Company has taken the necessary steps to validate and test its contingency plan in order to minimize the impact should there be a system failure in the future. Management believes that the Year 2000 issue will not pose any future operational problems.


Item 7.   Financial Statements
------------------------------

    The financial statements listed at Item 13 of this Form 10-KSB are incorporated by reference into this Item 7 of Part II of this Form 10-KSB.

Item 8.   Changes in and Disagreements with Accountants on Accounting and
-------------------------------------------------------------------------
Financial Disclosure
--------------------

    Not applicable.

                                    PART III

Item 9.  Directors, Executive Officers, Promoters and Control Persons;
-------  -------------------------------------------------------------
         Compliance with Section 16(a) of the Exchange Act
          ------------------------------- --- ------------

Directors

     The following persons are currently directors of the Company.

                                              Director
Name                            Age(1)         Since            Principal Occupation
------                        --------     ---------------    ----------------------------------------------------------
Robert E. Chiles                 64             1967             President and Chief Executive Officer of the Savings
                                                                 Bank since 1974, President and Chief Executive Officer
                                                                 of the Company since 1996.
Richard E. Caplinger             66             1975             Retired in 1996 as owner of Caplinger's Inc., a men's
                                                                 clothing store.  Chairman of the Board of Directors
                                                                 since 1993 and Chairman of the Company since 1996.
Michael A. Dallmeyer             47             1994             Partner in the law firm of Hendren and Andrae,
                                                                 Jefferson City, Missouri since 1977.
John C. Kolb                     51             1989             President and part-owner of Jefferson City Oil Co.,
                                                                 Inc., an oil and fuel distributor, since 1973.
James F. McHenry                 69             1964             Retired Circuit Court Judge for Cole County.
Ronald D. Roberson               61             1983             Owner of R.D. Roberson & Associates, a financial and
                                                                 management consulting firm founded in 1990.

-------------------------------------
(1) As of December 31, 1999


Executive Officers

     The following table sets forth certain information regarding the executive officers of the Company.

Name                            Age(1)        Position
------                        --------     ---------------
Robert E. Chiles                 64         President and Chief Executive Officer

David L. Jobe                    51         Treasurer and Secretary

Delphine E. Prenger              62         Vice President

Jason E. Schwartz                31         Vice President

________________________________
(1)   As of December 31, 1999.


    Robert E. Chiles serves as President, Chief Executive Officer and Director of the Savings Bank, positions he has held since 1974. Mr. Chiles has also served as President, Chief Executive Officer and Director of the Company since its formation in 1996. Mr. Chiles is currently a member of the Loan Review Committee, the

Planning Committee, the Investment Committee and the In-House
Loan Committee. Mr. Chiles served as a member of the FHLB-Des Moines Board from 1989 to 1994 and as Vice Chairman in 1994.

    David L. Jobe currently serves as the Treasurer and Secretary of the Savings Bank, positions which he has held since 1984. Mr. Jobe also served as the Treasurer of the Jefferson City Chamber of Commerce in 1996.

    Delphine E. Prenger has been associated with the Savings Bank since 1968 and has served as Vice-President since 1983. Ms. Prenger is also a member of the Jefferson City Chamber of Commerce.

    Jason E. Schwartz has been with the Company since 1995 and served as Vice-President since 1997. Mr. Schwartz is currently Treasurer-Elect of the Jefferson City Chamber of Commerce.



Item 10.  Executive Compensation
--------------------------------

Summary Compensation Table

    The following information is furnished for the Chief Executive Officer of the Company. No other executive officer of the Company or the Savings Bank received salary and bonus in excess of $100,000 during the year ended December 31, 1999.

                                                                                          Long-Term Compensation
                                               Annual Compensation                               Awards
                                 --------------------------------------------        ----------------------------
                                                                                     Restricted      Securities
                                                           Other Annual                Stock         Underlying        All Other
Name and Position         Year   Salary ($)   Bonus ($)   Compensation ($)(1)         Awards ($)      Options (#)   Compensation ($)
------------------        ----   ----------   ---------   -------------------        -----------     ------------   ----------------
Robert E. Chiles          1999     102,000       --           12.000(2)                     --            --           $43,422(4)
 Chief Executive Officer  1998      99,100       --           12.000                        --            --            20,401
 and President            1997      96,100       --           12.000                   258,281(3)     33,000            18,907

------------------------------------
(1) Does not include perquisites which did not exceed the lesser of $50,000 or 10% of salary and bonus.
(2)  Consists of directors' fees.
(3) Represents the total value of the award of 16,530 shares of restricted stock on June 17, 1997, which award will vest ratably over a five-year period. At December 31, 1999, the value of the unvested restricted stock award was $153,730. Dividends are paid on the restricted stock.
(4) Consists of employer contributions to ESOP.


Option Exercise/Value Table

     The following information with respect to options exercised during the fiscal year ended December 31, 1999 and remaining unexercised at the end of the fiscal year is presented for Mr. Chiles.

                                                              Number of Securities               Value of Unexercised
                                                             Underlying Unexercised              In-the-Money Options
                             Shares                                Options                      at Fiscal Year End ($)(1)
                           Acquired on       Value         ---------------------------       -----------------------------
Name                      Exercise (#)    Realized ($)     Exercisable   Unexercisable       Exercisable    Unexercisable
                          ------------    -----------      ----------    -------------       -----------   ---------------
Robert E. Chiles                --          $    --           13,200         19,800              $  --         $  --

--------------------------------------------------------------------------------
(1) Value of unexercised in-the-money options equals market value of shares covered by in-the-money options on December 31, 1999 less the option exercise price. Options are in-the-money if the market value of the shares covered by the option is greater than the option exercise price.

Employment Agreement

     On June 11, 1996, the Company and the Savings Bank entered into a three-year employment agreement with Mr. Chiles. Mr. Chiles' base salary under the agreement currently is $102,000, which amount is paid by the Savings Bank and may be increased at the discretion of the Board of Directors or an authorized committee of the board. On each anniversary of the commencement date of the agreement, the term of the agreement may be extended for an additional year. The agreement is terminable by the Company and the Savings Bank at any time or upon the occurrence of certain events specified by federal regulations.

     The employment agreement provides for severance payments and other benefits in the event of involuntary termination of employment in connection with any change in control of the Company and the Savings Bank. Severance payments also will be provided on a similar basis in connection with a voluntary termination of employment where, subsequent to a change in control, Mr. Chiles is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to such change in control.

     The severance payment from the Employers will equal 2.99 times Mr. Chiles' average annual taxable compensation during the five-year period preceding the change in control. Such amount will be paid in a lump sum within ten business days following the termination of employment. Section 280G of the Internal Revenue Code of 1986, as amended, states that severance payments which equal or exceed three times the base compensation of the individual are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount that exceeds base compensation, and the Company would not be entitled to deduct such amount.

     The agreement restricts Mr. Chiles' right to compete against the Company and the Savings Bank for a period of one year from the date of termination of the agreement if Mr. Chiles voluntarily terminates employment, except in the event of a change in control.

Directors' Compensation

     Directors of the Savings Bank currently receive a monthly retainer of $1,000. Director Roberson participates in the Savings Bank's medical and dental insurance plans at his own expense. No separate fees are paid for service on the Board of Directors of the Company.

     During the year ended December 31, 1997, each non-employee director received a grant of 3,305 shares of restricted stock at no cost to the director under the Company's 1997 Management Recognition and Development Plan. Each non-employee director also received options to acquire 8,265 shares of common stock at an exercise price of $15.625 under the Company's 1997 Stock Option Plan.
Both the restricted stock and the stock options vest ratably over a five-year period.

Item 11.  Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------

     (a) Security Ownership of Certain Beneficial Owners

     The following table provides information as of December 31, 1999, with respect to persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock.

                                               Number of Shares                   Percent of Common
Name and Address                              Beneficially Owned                  Stock Outstanding
---------------------                     --------------------------        ------------------------------
City National Savings Bank, FSB                    127,625(1)                           9.00%
Employee Stock Ownership Plan
427 Monroe Street
Jefferson City, Missouri 65101

--------------------------------------------------------------------------------
(1) Under the terms of the ESOP, the trustees will vote unallocated shares and allocated shares for which no voting instructions are received in the same proportion as shares for which the trustees have received voting instructions from participants. The trustees of the ESOP are John C. Kolb, Michael A. Dallmeyer and Robert E. Chiles.

  The following table provides information about the shares of the Company's common stock that may be considered to be owned by each director of the Company and by all directors and executive officers of the Company as a group as of December 31, 1999. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

                                                                                   Number of Shares
                                                                                      That May Be
                                                                Number of           Acquired Within          Percent of
                                                                  Shares               60 Days By            Common Stock
   Name/Title                                                   Owned(1)           Exercising Options      Outstanding(2)
  --------------------------------------                   ------------------    ----------------------  ------------------
  Richard E. Caplinger                                           16,322                     3,306                1.38%
     Chairman of the Board

  Robert E. Chiles                                               31,684(3)                 13,200                3.14
    President, Chief Executive Officer and
    Director

  Michael A. Dallmeyer                                           11,322                     3,306                1.03
    Director

  John C. Kolb                                                   11,322(4)                  3,306                1.03
    Director

  James F. McHenry                                               16,322                     3,306                1.38
    Director

  Ronald D. Roberson                                             15,661                     3,306                1.33
    Director

  All directors and executive officers as a group               151,063(3)                 41,330               13.18
  (nine persons)

-----------------------------------------
(1) The table does not include 39,279 unvested shares of restricted stock held by a trust under CNS's 1997 Management Recognition and Development Plan for which the non-employee directors serve as trustees and exercise voting power. Participants in the plan have no voting or investment power for restricted shares awarded under the plan until such shares vest in accordance with plan provisions. After vesting, the participant has sole investment and voting power.
(2) Based on 1,418,286 shares of CNS common stock outstanding and entitled to vote as of December 31, 1999, plus the number of shares that may be acquired within 60 days by each individual (or group of individuals) by exercising options.
(3) Shares allocated under the Savings Bank's ESOP as of December 31, 1999 over which the individual has shared voting power but not investment power are included as follows: Mr. Chiles, 10,072 shares and all directors and executive officers as a group, 24,066 shares.
(4) Includes 5,000 shares held by Mr. Kolb's spouse and 5,000 shares held by Mr. Kolb's daughters.

   (b)    Changes in Control

   The Company is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Item 12.  Certain Relationships and Related Transactions
--------------------------------------------------------

   Federal regulations require all loans or extensions of credit to executive officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons (unless the loan or extension of credit is made under a benefit program generally available to all other employees and does not give preference to any insider over any other employee) and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, are in excess of the greater of $25,000 or 5% of the Savings Bank's capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Board of Directors. The Company's policy is not to make any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public and to have the Board of Directors approve all loans to executive officers and directors.

                                    PART IV

Item 13.  Exhibits List and Reports on Form 8-K
-----------------------------------------------

(a)    Financial Statements
       The following are filed as part of this report, beginning on page F-1:
   .   Independent Auditor's Report
   .   Consolidated Balance Sheets as of December 31, 1998 and 1999
   . Consolidated Statements of Income for the Years Ended December 31, 1997, 1998 and 1999
   .   Consolidated Statements of Changes in Equity Capital for the
       Years Ended December 31, 1997, 1998 and 1999
   . Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999
   .   Notes to Consolidated Financial Statements

 (b)   Exhibits

 2 Agreement and Plan of Merger dated as of October 27, 1999 by and among Exchange National Bancshares, Inc., ENB Holdings, Inc and CNS Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 1, 1999)
3.1 Certificate of Incorporation of CNS Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-01880))
3.2 Amended and Restated Bylaws of CNS Bancorp, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998)
10.1 Employment Agreement with Robert E. Chiles (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998)
10.2 CNS Bancorp, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement dated March 19, 1997) (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998)
10.3 CNS Bancorp, Inc. 1997 Management Recognition and Development Plan (incorporated by reference Exhibit B to the Company's Proxy Statement dated March 19, 1997)
21     Subsidiaries of the Registrant
23     Consent of Independent Auditors
27     Financial Data Schedule

(c)    Reports on Form 8-K

  A Report on Form 8-K was filed on November 1, 1999 reporting under Item 5 the execution of an Agreement and Plan of Merger with Exchange National Bancshares, Inc.

                                   SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNS BANCORP, INC.


Date:  March 14, 2000            By: /s/ Robert E. Chiles
                                     ------------------------------------
                                     Robert E. Chiles
                                     President and Chief Executive Officer

     Pursuant to the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES                         TITLE                      DATE
----------                         -----                      ----



/s/ Robert E. Chiles               President, Chief           March 14, 2000
----------------------------
Robert E. Chiles                   Executive Officer and
                                   Director (Principal
                                   Executive Officer)


/s/ David L. Jobe                  Treasurer and Secretary    March 14, 2000
----------------------------
David L. Jobe                      (Principal Financial
                                   and Accounting Officer)


/s/ Richard E. Caplinger           Chairman of the Board      March 14, 2000
----------------------------
Richard E. Caplinger


/s/ Michael A. Dallmeyer           Director                   March 14, 2000
----------------------------
Michael A. Dallmeyer


/s/ John C. Kolb                   Director                   March 14, 2000
----------------------------
John C. Kolb


/s/ James F. McHenry               Director                   March 14, 2000
----------------------------
James F. McHenry


/s/ Ronald D. Roberson             Director                   March 14, 2000
----------------------------
Ronald D. Roberson

                       [WILLIAMS KEEPERS LLC LETTERHEAD]



                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
CNS Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of CNS Bancorp, Inc. and subsidiaries (Company) as of December 31, 1998 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of CNS Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Williams Keepers LLC
---------------------------
February 4, 2000

                      CNS BANCORP, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          December 31, 1998 and 1999

                          ASSETS                                                            1998               1999
                                                                                        ------------       ------------
Cash and due from depository institutions (including interest-bearing                   $  9,813,816       $ 10,720,442
  accounts totaling $8,578,960 in 1998 and $8,450,484 in 1999)
Securities available-for-sale (Note 2)                                                    17,715,083         12,386,970
Stock in Federal Home Loan Bank (Note 2)                                                     662,500            662,500
Loans held-for-sale, net (Note 3)                                                          1,767,075                  -
Loans receivable, net (Note 3)                                                            61,699,912         64,263,384
Accrued interest receivable (Note 4)                                                         561,175            574,883
Real estate owned, net (Note 5)                                                              710,085            621,591
Premises and equipment, net (Note 6)                                                       1,611,454          1,521,752
Income taxes (Note 7)                                                                        166,356            545,257
Other assets (Note 8)                                                                        693,189            469,039
                                                                                        ------------       ------------
          Total assets                                                                  $ 95,400,645       $ 91,765,818
                                                                                        ============       ============

     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 10)                                                                      $ 72,689,165       $ 68,906,887
Borrowed funds (Note 11)                                                                     570,983            794,346
Advances from borrowers for taxes and insurance                                               34,287             40,731
Accrued expenses and other liabilities                                                       365,419            437,446
                                                                                        ------------       ------------
          Total liabilities                                                               73,659,854         70,179,410
                                                                                        ------------       ------------

Stockholders' equity
Common stock, $.01 par value:
  Authorized, 6,000,000 shares; 1,653,125 shares issued                                       16,531             16,531
Additional paid-in capital                                                                16,121,656         16,142,402
Retained earnings, substantially restricted (Notes 12, 13)                                11,007,233         10,628,692
Deferred compensation - Employee Stock Ownership Plan (ESOP)
  (Note 14)                                                                                (951,361)          (820,084)
Deferred compensation - Management Recognition and Development
  Plan (MRDP) (Note 14)                                                                    (723,243)          (487,665)
Stock held in trust for Executive Deferred Compensation Plan (Note 14)                      (94,258)          (130,587)
Treasury stock, 201,079 and 234,839 shares at cost in 1998 and 1999,
  respectively                                                                           (3,182,279)        (3,585,067)
Accumulated other comprehensive loss (Note 2)                                              (453,488)          (177,814)
                                                                                        ------------       ------------
                           Total stockholders' equity                                     21,740,791         21,586,408
                                                                                        ------------       ------------
                           Total liabilities and stockholders' equity                   $ 95,400,645       $ 91,765,818
                                                                                        ============       ============

     The notes to consolidated financial statements are an integral part of these statements.

                      CNS BANCORP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 Years Ended December 31, 1997, 1998 and 1999

INTEREST INCOME                                                      1997            1998            1999
                                                                 ----------      ----------      ----------
   Mortgage loans                                                $5,070,798      $5,099,846      $4,507,782
   Consumer and other loans                                         202,896         202,899         341,578
   Investment securities                                            537,151         369,543         323,553
   Mortgage-backed securities                                       692,680         575,329         425,408
   Other interest-earning assets                                    553,648         633,251         754,418
                                                                 ----------      ----------      ----------
               Total interest income                              7,057,173       6,880,868       6,352,739
                                                                 ----------      ----------      ----------
INTEREST EXPENSE
   Deposits                                                       3,636,701       3,572,420       3,195,863
   Borrowed funds (Note 11)                                          10,298          37,638          35,980
                                                                 ----------      ----------      ----------
               Total interest expense                             3,646,999       3,610,058       3,231,843
                                                                 ----------      ----------      ----------
               Net interest income                                3,410,174       3,270,810       3,120,896
PROVISION FOR LOAN LOSSES (Note 3)                                    5,000          62,889          10,580
                                                                 ----------      ----------      ----------
               Net interest income after provision
                  for loan losses                                 3,405,174       3,207,921       3,110,316
                                                                 ----------      ----------      ----------
NON-INTEREST INCOME
   Loan servicing fees                                               64,389         132,430         70,194
   Income (loss) from real estate owned (Note 5)                     11,790         (4,040)        (11,162)
   Net gain (loss) on sale of assets (Note 15)                       17,714         345,285       (673,299)
   Other (Note 16)                                                  107,059          96,277         129,157
                                                                 ----------      ----------      ----------
               Total non-interest income (loss)                     200,952         569,952       (485,110)
                                                                 ----------      ----------      ----------
NON-INTEREST EXPENSE
   Compensation and benefits                                      1,343,923       1,385,382       1,401,356
   Occupancy and equipment                                          246,300         254,875         264,913
   Deposit insurance premiums                                        46,873          44,519          42,759
   Other (Note 16)                                                  659,466         643,701         812,055
                                                                 ----------      ----------      ----------
               Total non-interest expense                         2,296,562       2,328,477       2,521,083
                                                                 ----------      ----------      ----------
               Income before income taxes                         1,309,564       1,449,396         104,123
PROVISION FOR INCOME TAXES (Note 7)                                 445,264         587,014          40,689
                                                                 ----------      ----------      ----------
               Net income                                        $  864,300      $  862,382      $   63,434
                                                                 ==========      ==========      ==========

               Earnings per share (Note 17)                      $     0.56      $     0.58      $     0.05
                                                                 ==========      ==========      ==========

               Diluted earnings per share (Note 17)              $     0.52      $     0.54      $     0.05
                                                                 ==========      ==========      ==========

    The notes to consolidated financial statements are an integral part of these statements.

                      CNS BANCORP, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Year Ended December 31, 1997, 1998 and 1999

                                                  Common Stock
                                              ---------------------
                                                                        Additional                     Deferred       Deferred
                                                                         Paid-in        Retained     Compensation    Compensation
                                                Shares     Amount        Capital        Earnings         ESOP           MRDP
                                              ---------- ----------    -----------    -----------    ------------   ------------
Balance, December 31, 1996                     1,653,125    $16,531    $16,003,502    $10,044,280    $(1,249,411)   $         -
-------------------------------------------------------------------------------------------------------------------------------
Establishment of MRDP                                  -          -              -              -              -     (1,033,203)

Compensation expense recognized
  for ESOP                                             -          -        117,389              -        166,771              -

Compensation expense recognized
  for MRDP                                             -          -              -              -              -        103,320

Valuation adjustment for MRDP trust
  receivable                                           -          -        (97,741)             -              -              -

Earnings on the executive deferred
  compensation plan                                    -          -              -              -              -              -

Dividends paid ($ .22 per share)                       -          -              -       (363,688)             -              -

Net income                                             -          -              -        864,300              -              -

Net change in unrealized loss on
  securities available-for-sale, net of
  deferred taxes                                       -          -              -              -              -              -
                                              ---------- ----------    -----------    -----------    -----------     -----------
Balance, December 31, 1997                     1,653,125     16,531     16,023,150     10,544,892     (1,082,640)      (929,883)

Compensation expense recognized
  for ESOP                                             -          -         80,503              -        131,279              -

Compensation expense recognized
  for MRDP                                             -          -              -              -              -        206,640

Valuation adjustment for MRDP trust
  receivable                                           -          -         18,003              -              -              -

Net change in executive deferred
  compensation plan                                    -          -              -              -              -              -

Dividends paid ($ .27 per share)                       -          -              -       (400,041)             -              -

Acquisition of 201,079 common
  shares to be held as treasury stock                  -          -              -              -              -              -

Net income                                             -          -              -        862,382              -              -

Net change in unrealized loss on securities
available-for-sale, net of deferred taxes              -          -              -              -              -              -
                                              ---------- ----------    -----------    -----------    -----------     -----------
Balance, December 31, 1998                     1,653,125     16,531     16,121,656     11,007,233       (951,361)      (723,243)


                                              Stock Held In
                                               Trust For
                                               Executive                 Accumulated
                                               Deferred                     Other                     (Memo)
                                              Compensation   Treasury   Comprehensive              Comprehensive
                                                 Plan          Stock       Income         Total       Income
                                              ------------  ----------  -------------  ----------- -------------
Balance, December 31, 1996                    $  (127,428)  $        -  $    (488,196) $24,199,278 $           -
----------------------------------------------------------------------------------------------------------------
Establishment of MRDP                                   -            -              -   (1,033,203)            -

Compensation expense recognized
  for ESOP                                              -            -              -      284,160             -

Compensation expense recognized
  for MRDP                                              -            -              -      103,320             -

Valuation adjustment for MRDP trust
  receivable                                            -            -              -      (97,741)            -

Earnings on the executive deferred
  compensation plan                               (34,968)           -              -      (34,968)            -

Dividends paid ($ .22 per share)                        -            -              -     (363,688)            -

Net income                                              -            -              -      864,300       864,300

Net change in unrealized loss on
  securities available-for-sale, net of
  deferred taxes                                        -            -          2,668        2,668         2,668
                                              -----------   ----------  -------------  ----------- -------------
Balance, December 31, 1997                       (162,396)           -       (485,528)  23,924,126       866,968
                                                                                                   =============
Compensation expense recognized
  for ESOP                                              -            -              -      211,782             -

Compensation expense recognized
  for MRDP                                              -            -              -      206,640             -

Valuation adjustment for MRDP trust
  receivable                                            -            -              -       18,003             -

Net change in executive deferred
  compensation plan                                68,138            -              -       68,138             -

Dividends paid ($ .27 per share)                        -            -              -     (400,041)            -

Acquisition of 201,079 common                           -   (3,182,279)             -   (3,182,279)            -
  shares to be held as treasury stock

Net income                                              -            -              -      862,382       862,382

Net change in unrealized loss on securities
available-for-sale, net of deferred taxes               -            -         32,040       32,040        32,040
                                              -----------   ----------  -------------  ----------- -------------
Balance, December 31, 1998                        (94,258)  (3,182,279)      (453,488)  21,740,791      $894,422
                                                                                                   =============

 The notes to consolidated financial statements are an integral part of these statements.

                      CNS BANCORP, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999

                                                  Common Stock
                                              ---------------------
                                                                        Additional                     Deferred       Deferred
                                                                         Paid-in        Retained     Compensation    Compensation
                                                Shares     Amount        Capital        Earnings         ESOP           MRDP
                                              ---------- ----------    -----------    -----------    ------------   ------------
Compensation expense recognized
--------------------------------------------------------------------------------------------------------------------------------
  for ESOP                                             -          -         29,027              -         131,277              -

Compensation expense recognized
  for MRDP                                             -          -              -              -               -        227,297

MRDP shares forfeited                                  -          -         (8,281)             -               -          8,281

Net change in executive
deferred compensation plan                             -          -              -              -               -              -

Dividends paid ($ .33 per share                        -          -              -       (441,975)              -              -

Acquisition of 33,760 common
  shares to be held as treasury stock                  -          -              -              -               -              -

Net income                                             -          -              -         63,434               -              -

Net change in unrealized loss
  on securities available-for-sale, net
  of deferred taxes                                    -          -              -              -               -              -
                                              ----------    -------    -----------    -----------       ---------      ---------
Balance, December 31, 1999                     1,653,125    $16,531    $16,142,402    $10,628,692       $(820,084)     $(487,665)
                                              ==========    =======    ===========    ===========       =========      =========

                                              Stock Held In
                                               Trust For
                                               Executive                 Accumulated
                                               Deferred                     Other                     (Memo)
                                              Compensation   Treasury   Comprehensive              Comprehensive
                                                 Plan          Stock       Income         Total       Income
                                              ------------  ----------  -------------  ----------- -------------
Compensation expense recognized
----------------------------------------------------------------------------------------------------------------
  for ESOP                                             -            -            -         160,304   $         -

Compensation expense recognized
  for MRDP                                             -            -            -         227,297             -

MRDP shares forfeited                                  -            -            -               -             -

Net change in executive
deferred compensation plan                       (36,329)           -            -         (36,329)            -

Dividends paid ($ .33 per share                        -            -            -        (441,975)            -

Acquisition of 33,760 common
  shares to be held as treasury stock                  -     (402,788)           -        (402,788)            -

Net income                                             -            -            -          63,434        63,434

Net change in unrealized loss
  on securities available-for-sale, net
  of deferred taxes                                    -            -      275,674         275,674       275,674
                                              ----------  -----------    ---------     -----------      --------
Balance, December 31, 1999                    $ (130,587) $(3,585,067)   $(177,814)    $21,586,408      $339,108
                                              ==========  ===========    =========     ===========      ========

 The notes to consolidated financial statements are an integral part of these statements.

                      CNS BANCORP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 1997, 1998 and 1999

CASH FLOWS FROM OPERATING ACTIVITIES                                    1997              1998               1999
                                                                ------------------ ------------------ ------------------
 Net income                                                          $    864,300      $     862,382       $     63,434
 Adjustments to reconcile net income to net cash
   flows provided by operating activities:
     Compensation expense - ESOP                                          284,160            211,782            160,304
     Compensation expense - MRDP                                          103,320            206,640            227,297
     Amortization of premiums on                                           23,666             75,833             47,232
      securities available-for-sale
     Proceeds from the sale of loans held-for-sale                      1,523,816         18,899,608          8,358,384
     Origination of loans held-for-sale                                (1,057,990)       (20,112,977)        (6,562,829)
     Depreciation                                                         127,900            128,345            133,433
     Provision for losses on loans and real estate owned                    5,000             67,989             10,580
     Loss on sale of securities available-for-sale                              -             13,414            755,000
     Loss on sale of assets                                                     -                  -              9,112
     Gain on sales of loans held-for-sale                                 (17,714)          (106,958)           (28,480)
 Adjustments for (increases) decreases in operating
   assets and increases (decreases) in operating
   liabilities:
     Other assets                                                        (484,187)            16,677            212,492
     Accrued expenses and other liabilities                               115,055            (93,626)            72,027
     Income taxes receivable                                              184,568            112,065           (562,684)
                                                                -----------------  -----------------  -----------------

          Net cash provided by operating activities                     1,671,894            281,174          2,895,302
                                                                -----------------  -----------------  -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Loan (originations) payments, net of principal repayments             (1,545,170)        12,951,379          6,030,828
 Purchases of:
     Loans receivable                                                  (4,315,320)        (8,252,738)        (8,604,880)
     Securities available-for-sale                                     (2,401,243)        (2,050,000)        (3,609,385)
 Proceeds from maturity of:
     Securities available-for-sale                                      8,285,624          5,878,401          3,464,723
     Securities held-to-maturity                                                -            276,800                  -
 Proceeds from sales of securities available-for-sale                           -             91,585          5,130,000
 Purchase of real estate held for investment                             (897,543)           (11,390)                 -
 Proceeds from sales of real estate owned                                 244,748                  -             77,332
 Purchase of premises and equipment                                       (95,616)          (114,662)           (43,731)
                                                                -----------------  -----------------  -----------------
          Net cash (used) provided by investing
            activities                                                   (724,520)         8,769,375          2,444,887
                                                                -----------------  -----------------  -----------------

 The notes to consolidated financial statements are an integral part of these statements.

                 Years Ended December 31, 1996, 1997, and 1998

              CASH FLOWS FROM FINANCING ACTIVITIES                      1997               1998               1999
                                                                -----------------  ----------------  ------------------
Net (decrease) increase in deposits                                         2,379          (193,645)         (3,782,278)
Net increase (decrease) in borrowed funds                                 595,985           (25,002)            223,363

Net increase (decrease) in advance payments by
  borrowers                                                               (28,470)            5,458               6,444
Change in Company stock held in trust for executive                       (34,968)           68,138             (36,329)
  deferred compensation plan
Funding provided to MRDP trust                                         (1,200,000)                -                   -
Purchase of treasury stock                                                      -        (3,182,279)           (402,788)
Dividends                                                                (363,688)         (400,041)           (441,975)
                                                                -----------------  ----------------  ------------------

               Net cash (used) by financing activities                 (1,028,762)       (3,727,371)         (4,433,563)
                                                                -----------------  ----------------  ------------------
               Increase (decrease) in cash and cash
                equivalents                                               (81,388)        5,323,178             906,626

Cash and cash equivalents at beginning of year                          4,572,026         4,490,638           9,813,816
                                                                -----------------  ----------------  ------------------
Cash and cash equivalents at end of year                           $    4,490,638    $    9,813,816     $    10,720,442
                                                                =================  ================  ==================
Cash paid for:
     Interest                                                      $    3,831,630    $    3,606,418     $     3,235,888
     Income taxes                                                  $      235,328    $      577,128     $       419,590
Non-cash transactions:
     Valuation adjustment for MRDP trust receivable                $       97,741    $       18,003     $             -
     Transfer from loans receivable to foreclosed real
      estate                                                       $            -    $       51,000     $             -

 The notes to consolidated financial statements are an integral part of these statements.

                      CNS BANCORP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL  STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: CNS Bancorp, Inc. (Company) is a Delaware corporation incorporated on January 16, 1996, for the purpose of becoming the holding company of City National Savings Bank, FSB (Bank).The Bank was formerly known as City National Savings and Loan Association prior to its March 1, 1995 conversion from a state to a federal charter. On June 16, 1996, the Bank converted from a mutual to a stock form of ownership and the Company completed its initial public offering with one-half of the net proceeds used to acquire all of the issued and outstanding capital stock of the Bank.

The Bank provides a variety of financial services to individuals and corporate customers through its headquarters office in Jefferson City, Missouri, and its four branches in Jefferson City, California, Tipton and Waynesville, Missouri. The Bank's primary deposit products are interest-bearing checking and savings accounts and certificates of deposit. Its primary lending products are one-to four-family residential loans.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank's wholly-owned subsidiary is Parity Insurance Agency, Inc. and its wholly-owned subsidiary is City National Real Estate, Inc. The Bank's subsidiaries have been relatively inactive in recent years, but are authorized to sell insurance products as well as develop and sell real estate.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate owned held-for-sale. In connection with the determination of the allowances for losses on loans and real estate owned held-for-sale, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of one-to four-family residential loans in the Central Missouri area. The Central Missouri economy is primarily dependent upon state government and, to a lesser extent, upon light manufacturing and agriculture. Accordingly, the ultimate collectibility of a substantial portion of the Bank's portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future changes to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to make changes to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, the likelihood of a material change in the allowances for losses on loans and real estate owned held-for-sale is more than remote.

Regulation: The Bank is subject to examination and regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC).

Cash and cash equivalents: Cash and cash equivalents are composed of cash, Federal Home Loan Bank (FHLB) daily time deposits, certificates of deposit and due from depository institutions. The Bank considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

Securities available-for-sale: Securities available-for-sale consist of mutual funds, bonds, notes, debentures, and mortgage-backed securities not classified as trading securities nor as held-to-maturity securities.

Unrealized gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

Any declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans held-for-sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Gains and losses on the sales of these loans are included as non-interest income.

Loans receivable: Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Commitment fees and costs relating to commitments, the likelihood of exercise of which is remote, are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and outstanding. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management utilizes a systematic, documented approach in determining the appropriate level of the allowance for loan losses. Management's approach, which provides for general and specific allowances, is based, among other factors, on the Bank's past loan loss and collection experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Management applies its normal loan review procedures in determining when a loan is impaired. Management considers impaired loans to be all loans classified as substandard, doubtful, or loss except for smaller balance homogeneous loans (primarily consumer installment loans) which are collectively evaluated for impairment. Impaired loans are charged off when deemed to be uncollectible by management.

Management has elected to continue to use its existing nonaccrual methods for recognizing interest income on impaired loans.

Real estate owned: Real estate properties acquired through, or in lieu of, loan foreclosure and held-for-sale are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Increases or decreases in the valuation allowance are charged or credited to income from real estate owned.

Foreclosed assets held for the production of income are carried at cost, less accumulated depreciation, computed principally by the straight-line method over the estimated useful lives of the depreciable assets.

Real estate properties acquired for investment are carried at the lower of cost, including cost of improvements and amenities incurred subsequent to acquisition, or net realizable value. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. The portion of interest costs relating to the development of real estate is capitalized.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

Premises and equipment: Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets.

Loan servicing: The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans: loan type, interest rate, and term. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized and settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Employee stock ownership plan: In conjunction with the Bank's conversion, the Company formed an ESOP for the benefit of eligible employees. Common stock of the Company acquired for the ESOP is recorded as deferred compensation, which is a reduction to stockholders' equity. ESOP shares are considered uncommitted until such time the shares are released (committed) to the ESOP trustee for distribution to the plans' participants. As the committed shares are released, compensation expense is recognized for the then fair value of the stock and deferred compensation for the committed shares is reduced by the amount of the shares' acquisition cost. Any difference between the acquisition cost and the then fair value is credited or charged to additional paid-in capital. Dividends paid on uncommitted ESOP shares are recognized as compensation expense and dividends paid on allocated shares are recognized as a reduction of retained earnings.

Earnings per share: Earnings per share of common stock have been computed on the basis of the weighted average number of shares of common stock outstanding, including committed ESOP shares and excluding treasury stock. Uncommitted ESOP shares and granted stock options are included in the weighted average number of common shares outstanding for computing diluted earnings per share.

Advertising: The Company expenses the production costs of advertising as incurred.

Comprehensive income: The Company adopted SFAS No. 130, Reporting Comprehensive Income, as of January 1, 1998. Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in net assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Company's net income or stockholders' equity.

The Company has elected to report its comprehensive income in the consolidated statement of stockholders' equity. The only element of other comprehensive income that the Company has is the unrealized gain or losses on available-for-sale securities.

The components of other comprehensive income and related tax effects for the years ended are as follows:

                                                                      1997           1998            1999
                                                                    --------       ---------      ----------
Unrealized holdings gains (losses) on available-for-sale             $ 4,042        $ 35,131       $(295,541)
  securities
Reclassification adjustment for losses realized in income                  -          13,414         755,000
                                                                    --------       ---------      ----------
Net unrealized gain                                                    4,042          48,545         459,459
Tax effect                                                            (1,374)        (16,505)       (183,785)
                                                                    --------       ---------      ----------
Net-of-tax amount                                                    $ 2,668        $ 32,040       $ 275,674
                                                                    ========       =========      ==========

2.   SECURITIES

The amortized cost and fair values of investment securities at December 31 are as follows:

                                                                             Gross           Gross
                                                           Amortized      Unrealized      Unrealized         Fair
                          1998                               Cost            Gains          Losses           Value
                                                        ---------------  --------------  --------------  ---------------
Available-for-Sale
Mutual funds, which invest in adjustable rate
  mortgage-backed securities of U.S. government
  agencies and short-term government debt
  securities                                              $   5,885,000     $         -     $   575,000     $ 5,310,000
U.S. government and federal agency                            3,850,686          18,591               -       3,869,277
Mortgage-backed securities of U.S. government agencies        8,735,210           5,349         204,753       8,535,806
                                                        ---------------  --------------  --------------  ---------------
                                                          $  18,470,896     $    23,940     $   779,753     $17,715,083
                                                        ===============  ==============  ==============  ===============

                                                                             Gross           Gross
                                                           Amortized      Unrealized      Unrealized         Fair
                          1999                               Cost            Gains          Losses           Value
                                                        ---------------  --------------  --------------  ---------------
Available-for-Sale
FHLB certificate of deposit, 5.8% due 4/8/00              $   1,150,000     $         -     $         -     $ 1,150,000
U.S. government and federal agency                            4,507,238               -          37,828       4,469,410
Mortgage-backed securities of U.S. government agencies        7,026,089           3,087         261,616       6,767,560
                                                        ---------------  --------------  --------------  ---------------
                                                          $  12,683,327     $     3,087     $   299,444     $12,386,970
                                                        ===============  ==============  ==============  ===============

Gross realized and unrealized gains and losses on sales of securities available-for-sale for the year ended and as of December 31 were as follows:

                                                                      1997               1998               1999
                                                                ------------------   ---------------  -----------------
Gross realized gains                                                  $          -   $            -      $           -
Gross realized losses                                                            -          (13,414)          (755,000)
                                                                ------------------  ---------------  -----------------
          Net (loss) on sale of securities (Note 15)                  $          -   $      (13,414)     $    (755,000)

                                                                ==================  ===============  =================

Gross unrealized gains                                                $     33,551   $       23,937      $       3,087
Gross unrealized losses                                                   (842,767)        (779,753)          (299,444)
                                                                ------------------  ---------------  -----------------
          Net unrealized losses                                           (809,216)        (755,816)          (296,357)
Deferred tax asset (Note 7)                                                323,688          302,328            118,543
                                                                ------------------  ---------------  -----------------
          Unrealized loss on securities available-
           for-sale, net of deferred taxes                            $   (485,528)  $     (453,488)     $    (177,814)
                                                                ==================  ===============  =================

The amortized cost and fair value of securities available-for-sale at December 31, 1999, by contractual maturity are shown below. Expected maturities will differ from contractual maturities as securities may have the right to call or prepay with or without call or prepayment penalties.

Amounts maturing in:                                        Amortized Cost       Fair Value
                                                            --------------     -------------
One year or less                                            $    3,200,025     $   3,189,559
More than one year less than five years                          2,457,213         2,429,851
Mortgage-backed securities                                       7,026,088         6,767,560
                                                            --------------     -------------
                                                            $   12,683,326     $  12,386,970
                                                            ==============     =============

The investment in FHLB stock of $662,500 at December 31, 1998 and 1999 is recorded at cost and is considered a restricted asset.

The Bank has pledged certain mortgage-backed securities to secure advances from the FHLB. At December 31, 1998 and 1999, these pledged assets had a carrying value of $1,683,476 and $1,407,310 respectively.


3.   LOANS RECEIVABLE

Loans receivable at December 31 are summarized as follows:

                                                                  1998              1999
                                                               -----------      ------------
Mortgage loans (principally conventional):
  One-to four-family residences                                $45,495,028      $ 45,213,880
  Other properties                                              13,007,630        13,001,467
  Construction loans                                             3,087,108         3,399,010
  Land                                                              69,176           132,949
                                                               -----------      ------------
                                                                61,658,942        61,747,306
Less:
  Undisbursed portion of mortgage loans                          2,239,218         2,377,346
  Net deferred loan-origination fees                                10,203            10,582
                                                               -----------      ------------
Net mortgage loans                                              59,409,521        59,359,378
                                                               -----------      ------------
Commercial loans                                                 1,156,858         3,193,067
                                                               -----------      ------------
Consumer and other loans:
  Automobile                                                       512,494           998,239
  Manufactured home                                                 46,234            44,737
  Share loans                                                      613,994           771,988
  Other                                                            370,609           314,831
                                                               -----------      ------------
                                                                 1,543,331         2,129,795
                                                               -----------      ------------
Net loans before allowance for loan losses                      62,109,710        64,682,240
Less allowance for loan losses                                     409,798           418,856
                                                               -----------      ------------
Loans receivable, net                                          $61,699,912      $ 64,263,384
                                                               ===========      ============

Loans held-for-sale of $1,767,075 and $0 at December 31, 1998 and 1999, respectively, are carried at cost, which approximated market value at year-end.

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                            1997        1998        1999
                                                         --------- ----------- -----------
Beginning balance                                         $382,449    $387,449    $409,798
Provision charged to income                                  5,000      62,889      10,580
Charge-offs                                                      -     (40,540)     (1,522)
                                                         --------- ----------- -----------
Ending balance                                            $387,449    $409,798    $418,856
                                                         ========= =========== ===========

Loans to directors and executive officers approximated $522,000 and $652,000 as of December 31, 1998 and 1999, respectively.

The following information relates to impaired loans as of and for the years ended December 31, 1998 and 1999:

                                                                                        1998         1999
                                                                                      --------     --------
Recorded investment in impaired loans for which a valuation allowance of $10,000      $ 19,270     $ 18,313
and $11,215 is provided for 1998 and 1999, respectively, based upon the measure of  the loan's fair value of underlying collateral

Recorded investment in impaired loans for which there is no need for a valuation       156,103      190,455
allowance, based upon the measure of the loan's fair value of underlying collateral
                                                                                      --------     --------
               Total recorded investment in impaired loans                            $175,373     $208,768
                                                                                      ========     ========
Average recorded investment in impaired loans                                         $156,302     $106,516
                                                                                      ========     ========

Interest income recognized for cash payments received on impaired loans during 1998 and 1999 totaled $10,466 and $19,303, respectively.


4.   ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

                                                                                        1998         1999
                                                                                    ----------     --------
Investment securities                                                                 $ 94,563     $112,777
Mortgage-backed securities                                                              65,473       50,869
Loans receivable and loans held-for-sale                                               401,139      411,237
                                                                                    ----------     --------
                                                                                      $561,175     $574,883
                                                                                    ==========     ========

5.   REAL ESTATE OWNED

Real estate owned consisted of the following at December 31:

                                                                               1998         1999
                                                                            ----------   ----------
Real estate acquired for investment                                         $  664,185   $  621,591
Foreclosed real estate held-for-sale                                            51,000            -
                                                                            ----------   ----------
                                                                               715,185      621,591
Allowance for losses                                                            (5,100)           -
                                                                            ----------   ----------
                                                                            $  710,085   $  621,591
                                                                            ==========   ==========

The real estate acquired for investment consisted of an equity interest in a joint venture engaged in the development of real estate which was fully acquired by the Company in 1999.

Income (loss) from real estate owned for the years ended December 31 is as follows:

                                                                   1997          1998       1999
                                                              -----------     --------     --------
Income (loss) from real estate owned, net                         $11,790      $(4,040)    $      -
Net loss on sale of real estate owned                                   -            -      (11,162)
                                                              -----------     --------     --------
                                                                  $11,790      $(4,040)    $(11,162)
                                                              ===========     ========     ========

The Company had a provision for loss on foreclosed real estate in the amount of $0, $5,100 and $0 in 1997, 1998, and 1999, respectively.

6.   PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

                                                                               1998          1999
                                                                           -----------   -----------
Land                                                                       $   237,356   $   237,356
Buildings                                                                    2,131,701     2,135,058
Furniture, fixtures and equipment                                              487,410       492,932
                                                                           -----------   -----------
                                                                             2,856,467     2,865,346
Accumulated depreciation                                                    (1,245,013)   (1,343,594)
                                                                           -----------   -----------
                                                                           $ 1,611,454   $ 1,521,752
                                                                           ===========   ===========

Depreciation expense for the years ended December 31, 1997, 1998, 1999 totaled $127,900, $128,345, and $133,433, respectively.

7.   INCOME TAXES

The Company and its subsidiaries file consolidated federal income tax and individual state tax returns on a calendar year basis. Historically, the Bank was allowed a special bad-debt deduction based on a percentage of taxable income or on specified experience formulas. The Small Business Job Protection Act of 1996 (Act) repealed the percentage of taxable income method of computing bad debt deductions for tax years beginning after December 31, 1995. Effective 1996, the Bank was required to compute its bad debt deduction based on specified experience formulas. The Act also required the Bank to bring into taxable income post-1987 tax bad debt reserves. Tax on this income will be payable over a six year period beginning in 1998 and is included in deferred taxes in the accompanying consolidated statements of financial condition.

Generally accepted accounting principles allow an exception to providing a deferred tax liability on bad debt reserves for tax purposes of qualified thrift lenders such as the Bank that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $2,932,000 with an income tax effect of approximately $997,000 at December 31, 1999. This bad debt reserve would become taxable if the Bank does not maintain certain qualifying assets as defined, if the reserve is charged for other than bad debt losses, if the Bank does not maintain its thrift charter, or in the event of a merger, if the surviving entity is not a bank. However, in the event of a merger, if the surviving entity is not a thrift, a deferred tax liability would have to be provided on such bad debt reserve which arose in fiscal years beginning before December 31, 1987. No deferred taxes for such bad debt reserve have been included in these financial statements.

Income taxes receivable (payable) at December 31 are summarized as follows:

                                                         1998          1999
                                                      ---------     ---------
Current                                               $(166,105)    $  56,061
Deferred                                                332,461       489,196
                                                      ---------     ---------
          Income taxes receivable                     $ 166,356     $ 545,257
                                                      =========     =========

At December 31, 1999 and 1998, a valuation allowance wasn't needed for deferred income taxes.

The consolidated provision (benefit) for income taxes consisted of the following for the years ended December 31:

                                           1997          1998         1999
                                         --------      --------     ---------
Federal:
  Current                                $293,982      $397,793     $ 306,557
  Deferred                                111,541       123,542      (340,520)
                                         --------      --------     ---------
                                          405,523       521,335       (33,963)
State:
  Current                                  39,741        65,679        74,652
                                         --------      --------     ---------
       Provision for income taxes        $445,264      $587,014     $  40,689
                                         ========      ========     =========

Differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

                                                                        1997     1998     1999
                                                                     --------  -------  --------
     Statutory federal income tax rates                                 34.0%    34.0%    34.
     Increase (decrease) resulting from:
          State income taxes, net of federal tax benefit                 6.2%     4.8%     6.7%
          Tax-exempt interest                                           (1.4)%   (0.8)%   (1.9)%
          Other                                                         (4.8)%    2.5%     0.3%
                                                                     -------   ------   ------
                                                                        34.0%    40.5%    39.1%
                                                                     =======   ======   ======

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset at December 31 relate to the following:

                                                                           1998            1999
                                                                        ----------     ------------
Deferred tax assets:
 Allowances for losses on loans                                         $   95,126         $116,535
 Deferred compensation                                                      46,464           65,847
 Unrealized loss on securities available-for-sale (Note 2)                 302,328          118,543
 Contribution carryforward                                                 276,430          261,422
 Capital loss carryforward                                                       -          317,546
 Other                                                                      21,253           43,558
                                                                        ----------     ------------
                   Total deferred tax assets                               741,601          923,451
                                                                        ----------     ------------
Deferred tax liabilities:
 FHLB stock dividends                                                      127,305          138,141
 Cash/accrual differences                                                    7,492            5,806
 Involuntary conversion                                                    166,684          174,141
 Mortgage servicing rights                                                 107,659          116,167
                                                                        ----------     ------------
                   Total deferred tax liabilities                          409,140          434,255
                                                                        ----------     ------------
                   Net deferred tax asset                               $  332,461         $489,196
                                                                        ==========     ============

8.   OTHER ASSETS

Other assets at December 31 are summarized as follows:

                                                                           1998               1999
                                                                        ----------        -----------
Mortgage servicing rights, net (Note 9)                                   $277,757           $276,200
Equity interest in joint venture partnership (residential                  219,616                  -
  construction)
Deferred directors fees                                                    101,067            102,899
Miscellaneous                                                               94,749             89,940
                                                                        ----------        -----------
                                                                          $693,189           $469,039
                                                                        ==========        ===========

9.   LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $33,065,560 and $36,190,419 at December 31, 1998 and 1999, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing were $29,206 and $21,525 at December 31, 1998 and 1999, respectively.

Activity of mortgage servicing rights (MSR's) for the years ended December 31 was as follows:

                                                       1998           1999
                                                     --------       --------
Beginning balance                                    $ 33,156       $277,757
MSR's capitalized (Note 15)                           251,747         51,171
Amortization of MSR's                                  (7,146)       (52,728)
                                                     --------       --------
Ending balance                                       $277,757       $276,200
                                                     ========       ========

The unamortized balance approximates the fair value at December 31, 1998 and 1999, respectively, and is included in other assets in the accompanying consolidated statement of financial condition.


10.  DEPOSITS

Deposits at December 31 are summarized as follows:

                                                         1998            1999
                                                     -----------      ----------
Demand deposits                                      $   945,322      $ 1,213,60
Savings deposits                                      17,092,782       16,990,73
Time deposits                                         54,651,061       50,702,55
                                                     -----------      ----------
                                                     $72,689,165      $68,906,88
                                                     ===========      ==========

The aggregate amount of short-term certificates of deposit with a minimum denomination of $100,000 was approximately $2,755,000 and $2,375,000 at December 31, 1998 and 1999, respectively. The portions of deposits which exceed $100,000 are not federally insured.

At December 31, 1999, scheduled maturities of time deposits are as follows:

                                                   Year Ending December 31,
                                 ------------------------------------------------------------
Interest Rates:                      2000        2001        2002        2003        Total
                                 -----------  ----------  ----------  ----------  -----------
         0.0 to 3.99%            $    10,000  $        -  $        -  $        -  $    10,000
         4.0 to 4.99%             21,683,168   3,069,949     574,498   1,129,249   26,456,864
         5.0 to 5.99%             15,409,839   5,466,787   1,925,703     924,616   23,726,945
         6.0 to 6.99%                334,335     174,407           -           -      508,742
                                 -----------  ----------  ----------  ----------  -----------
                                 $37,437,342  $8,711,143  $2,500,201  $2,053,865  $50,702,551
                                 ===========  ==========  ==========  ==========  ===========

11.  BORROWED FUNDS

Borrowed funds at December 31 are summarized as follows:

                                                                                   1998               1999
                                                                                 --------           --------
Advance from FHLB,  6.35% fixed interest rate due 10/03/12 with an               $570,983           $544,346
  original principal amount of $600,000
Advance from FHLB, 5.62% fixed interest rate due 01/10/00                               -            250,000
                                                                                 --------           --------
                                                                                 $570,983           $794,346
                                                                                 ========           ========

Information concerning advances from the FHLB is summarized as follows:

                                                                                   1998               1999
                                                                                 --------           --------
Average balance during the year                                                  $583,615           $568,221
Maximum month end balance during the year                                        $594,973           $794,346
Weighted average interest rate during the year                                       6.51%              6.33%

Interest expense on borrowed funds for the years ended December 31 is summarized as follows:

                                                              1997             1998             1999
                                                            --------         -------          -------
Advances from the FHLB                                       $10,298         $37,638          $35,980
                                                            ========         =======          =======

The Bank has signed a blanket pledge agreement with the FHLB under which it can draw advances of unspecified amounts from the FHLB. The Bank pledges mortgage-backed securities to secure such advances.

The following represents amounts due on the advances from the FHLB as of December 31, 1999:

          2000                                 $278,378
          2001                                   30,233
          2002                                   32,212
          2003                                   34,316
          2004                                   36,559
          Thereafter                            382,648
                                               --------
                                               $794,346
                                               ========

12.  REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I, and Risk-based capital (as defined in the regulations). Management believes, as of December 31, 1999, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998 and 1999, the most recent notification from the OTS categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. A well-capitalized institution significantly exceeds the required minimum level for each relevant capital measure. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                     (Dollars in thousands)

                                                                                                   To Be Well
                                                                                                 Capitalized For
                                                                      Minimum For Capital       Prompt Corrective
                                                   Actual              Adequacy Purposes        Action Provisions
                                          -----------------------  ------------------------- -----------------------
                                            Ratio        Amount      Ratio       Amount        Ratio       Amount
                                          ----------  ------------ ---------  -------------- ---------  ------------
As of December 31, 1998:

         Stockholders' equity, and ratio
           to total assets                    20.3%        $19,026
                                          ========
         Unrealized loss on securities
          available-for-sale                                   453
                                                      ------------
         Tangible capital, and ratio to
          adjusted total assets               20.7%        $19,479    1.5%            $1,415
                                          ========    ============ ======     ==============
         Tier 1 (core) capital, and
          ratio to adjusted total assets      20.7%        $19,479    4.0%            $3,772      5.0%          $4,715
                                          ========    ============ ======     ============== ========   ==============
         Tier 1 capital, and ratio to
          risk-weighted assets                40.9%        $19,479                                6.0%          $2,857
                                          ========                                           ========   ==============
         Allowance for loan and lease
          losses                                               398
                                                      ------------
         Total risk-based capital, and
          ratio to risk-weighted assets       41.7%        $19,877    8.0%            $3,809     10.0%          $4,761
                                          ========    ============ ======    =============== ========   ===============
         Total assets                                      $93,849
                                                      ============
         Adjusted total assets                             $94,302
                                                      ============
         Risk-weighted assets                              $47,613
                                                      ============

                                                                                                   To Be Well
                                                                                                 Capitalized For
                                                                      Minimum For Capital       Prompt Corrective
                                                   Actual              Adequacy Purposes        Action Provisions
                                          ------------------------ ------------------------- -----------------------
                                            Ratio        Amount      Ratio       Amount        Ratio       Amount
                                          ----------  ------------ ---------  -------------- ---------  ------------
As of December 31, 1998:

         Stockholders' equity, and ratio
           to total assets                    19.9%        $17,734
                                          ========
         Unrealized loss on securities
          available-for-sale                                   178
                                                      ------------
         Tangible capital, and ratio to
          adjusted total assets               20.1%        $17,912    1.5%            $1,340
                                          ========    ============ ======     ==============
         Tier 1 (core) capital, and
          ratio to adjusted total assets      20.1%        $17,912    4.0%            $3,573      5.0%          $4,466
                                          ========    ============ ======     ============== ========   ==============
         Tier 1 capital, and ratio to
          risk-weighted assets                35.3%        $17,912                                6.0%          $3,044
                                          ========                                           ========   ==============
         Allowance for loan and lease
          losses                                               408
                                                      ------------
         Total risk-based capital, and
          ratio to risk-weighted assets       36.1%        $18,320    8.0%            $4,059     10.0%          $5,074
                                          ========    ============ ======    =============== ========   ===============
         Total assets                                      $89,142
                                                      ============
         Adjusted total assets                             $89,320
                                                      ============
         Risk-weighted assets                              $50,736
                                                      ============

13.  CONVERSION TO STOCK OWNERSHIP

On December 19, 1995, the Board of Directors of the Bank adopted a plan of conversion pursuant to which the Bank converted from a federally-chartered mutual savings bank to a federally-chartered stock savings bank with the concurrent formation of the holding company which acquired all of the common stock of the Bank. On June 10, 1996, the Company sold 1,653,125 shares of common stock at $10 per share to eligible purchasers, including depositors of the Bank. Total proceeds from the conversion, after deducting conversion expenses of $531,424, were $15,999,826 and are reflected as common stock and additional paid-in capital in the accompanying consolidated statements of financial condition. The Company utilized $7,999,913 of the net proceeds to acquire all of the common stock of the Bank. The Company was also authorized to issue 1,000,000 shares of $.01 par value preferred stock. As of December 31, 1999, no shares of preferred stock have been issued.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then-current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The Bank's capital exceeds all of the fully phased-in capital requirements imposed by OTS. OTS regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and, like the Bank, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

14.  BENEFIT PLANS

Pension plan: The Bank maintains a non-contributory defined benefit pension plan for the benefit of eligible employees. This plan covers all employees who have completed one year of service and have attained the age of 21 years and provides for monthly retirement benefits determined on the basis of the employee's base salary and years of service. The normal retirement age is 65 and the early retirement age is before age 65, but generally after age 55. Benefits under the plan are not subject to offset for social security benefits. Under the plan, benefits vest at the rate of 20% per year beginning with a participant's third year of service. The Bank's funding policy is to make, as a minimum contribution, the equivalent of the minimum required by the Employee Retirement Income Security Act of 1974.

As of December 31, 1999, the accrual of future benefits was frozen by plan amendment. The suspension of plan benefits resulted in a curtailment gain of $93,000 based upon actuarial calculations of the benefit obligation at December 31, 1999.

The following table sets forth the plan's funded status at the plan's year end of December 31:

                                                                              (Dollars in thousands)
                                                                             1998               1999
                                                                           --------            -------
Change in benefit obligation:
  Benefit obligation at beginning of year                                  $   607             $  751
     Service cost                                                               60                 63
     Interest cost                                                              45                 48
     Actuarial loss (gain)                                                     (47)                (3)
     Benefits paid                                                              (2)               (21)
     Change due to suspension of plan benefits (curtailment gain)                -                (93)
     Change in actuarial assumptions for discount rate and long term
       rate of return                                                           88                  -
                                                                           -------             ------
  Benefit obligation at end of year                                        $   751             $  745
                                                                           =======             ======

Change in plan assets:
  Fair value of plan assets at beginning of year             $  559      $  635
     Actual return on plan assets                                22          30
     Employer contribution                                       56          63
     Benefits paid                                               (2)        (21)
                                                             ------      ------
  Fair value of plan assets at end of year                   $  635      $  707
                                                             ======      ======

Funded status:
  Funded status at December 31                               $ (116)     $  (38)
  Unrecognized net actuarial (gain)                             (39)       (122)
  Unrecognized transition amount                                 97          86
                                                             ------      ------
  (Accrued) pension cost                                     $  (58)     $  (74)
                                                             ======      ======

The components of net periodic pension cost for each of the years ended December 31 were as follows:

                                                               (Dollars in thousands)
                                                          1997           1998        1999
                                                        --------       --------     -------
     Service cost                                       $     57       $     60     $    63
     Interest cost on projected benefit obligation            38             45          48
     Expected return on plan assets                          (39)           (39)        (43)
     Asset (gain) or loss                                    (19)            17          13
     Net amortization and deferral                            27             (6)         (2)
                                                        --------       --------     -------
               Net periodic pension cost                $     64       $     77     $    79
                                                        ========       ========     =======

Actuarial assumptions were as follows for the years ended December 31:

                                                       1997         1998      1999
                                                      ------       ------    -------
Weighted-average discount rate                         7.00%        6.50%      6.50%
Expected long term rate of return                      7.25%        6.50%      6.50%
Rate of increase in future compensation levels         3.50%        3.50%      3.50%

Executive deferred compensation plan: The Bank maintains a non-qualified deferred compensation plan for a select group of management employees. Under the plan, eligible employees may elect to defer up to 30% of annual compensation. The Bank credits employee deferrals with interest based on the Bank's rate for a certificate of deposit with a term of one year, as well as changes in values of assets set aside in a revocable trust established in 1996. Upon termination of employment, the balance of the employee's deferred compensation account is distributable in a lump sum or in installments over a number of years specified by the employee. At December 31, 1998 and 1999, the Bank had an accrued liability with respect to the plan of $119,881 and $156,334, respectively.

Employee stock ownership plan: In conjunction with the Bank's conversion, the Company formed an ESOP which covers substantially all employees with more than one year of employment, who have completed 1,000 hours of service, and who have attained the age of 21. The ESOP borrowed $1,322,500 from the Company and purchased 132,250 common shares, equal to 8% of the total number of shares issued in the conversion. The ESOP debt is secured by shares of the Company. The Bank will make scheduled discretionary contributions to the ESOP sufficient to service the debt. The balance outstanding on this debt was $1,032,453 and $923,896 at December 31, 1998 and 1999, respectively. As the debt is paid down, the number of shares to be released from serving as collateral is computed as the ratio of the current principal and interest paid to the estimated total principal and interest to be paid. Deferred compensation relating to the ESOP was $951,361 and $820,084 at December 31, 1998 and 1999, respectively, and is reported as a reduction of stockholders' equity. Compensation expense totaled $284,160, $211,782 and $160,304 for 1997, 1998 and 1999, respectively.

During 1997, all dividends on unallocated ESOP shares were used to reduce the ESOP debt. During 1998 and 1999, all dividends on unallocated ESOP shares were paid to the ESOP for future distribution to plan participants.

The following is a summary of ESOP shares at December 31:

                                                            1998               1999
                                                        ----------         ----------
     Allocated shares                                       36,589             45,617
     Uncommitted shares                                     95,136             82,008
                                                        ----------         ----------
          Total ESOP shares                                131,725            127,625
                                                        ==========         ==========
          Fair value of uncommitted shares              $1,064,334         $1,271,124
                                                        ==========         ==========

ESOP participants entitled to a distribution have the right to demand such distribution in the form of the Company's common stock. In the event that the Company's common stock is not readily tradeable on an established market, participants are entitled to require that the Company repurchase the common stock under a fair valuation formula, as provided by governmental regulations.

Management recognition and development plan: In conjunction with the Bank's conversion, the Company formed an MRDP which is authorized to award 4% of the total shares of common stock issued in the conversion. During 1997, a trust was established to purchase the MRDP shares from the open market with $1,200,000 in funds transferred from the Company. The trust was revocable by the Company upon completion of its intended purpose. As of December 31, 1997, 48,025 shares had been purchased by the trust with 18,100 shares still to be acquired. As of December 31, 1998, all 66,125 shares have been purchased and the trust has been terminated.

As of December 31, 1998 and 1999, the Company had awarded a total of 66,125 shares of common stock to directors and employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. As of December 31, 1998 and 1999, there were no common shares remaining to be awarded under the Plan.

Deferred compensation, representing the shares' fair market value at the date of award, is charged to income on a straight-line basis over the five year vesting period as the Bank's directors and employees perform the related future services. The unamortized balance of $723,243 and $487,665 as of December 31, 1998 and 1999, respectively, is reflected as a reduction of stockholders' equity. The Company recognized $103,320, $206,640 and $227,297 as compensation and benefits expense relating to this plan for the years ended December 31, 1997, 1998 and 1999 respectively.

Stock option and incentive plan: In conjunction with the Bank's conversion, the Company established a stock option and incentive plan for the benefit of directors and employees of the Company and Bank. The plan became effective upon its adoption by the Board of Directors of the Company and approval of the plan by the stockholders' of the Company in June, 1997. The number of authorized but unissued shares reserved under the plan is 165,313. Granted stock options are regarded as common stock equivalents and are considered in earnings per share calculations. At both December 31, 1998 and 1999, no options have been exercised nor stock issued for this plan.

The stock options may be either incentive stock options or nonqualified stock options. Incentive stock options can be granted only to participants who are employees of the Company or its subsidiaries. The exercise price of an incentive stock option must not be less than the market value of the Company's stock on the date of the grant. All options expire no later than 10 years from the date of grant. The options vest at the rate of 20% per year over a five-year period.

A summary of the status of the plan at December 31, 1997, 1998 and 1999 is presented below:

                                               1997                        1998                        1999
                                    --------------------------- --------------------------- ----------------------------
                                       Shares      Weighted        Shares      Weighted        Shares       Weighted
                                                    Average                     Average                     Average
                                                   Exercise                    Exercise                  Exercise Price
                                                     Price                       Price
                                    ------------  ------------- ------------  ------------- ------------ ---------------
     Stock options:
     Outstanding, January 1                    -                     132,590    $   15.625       132,590    $    15.625

              Granted                    132,590   $   15.625              -                           -

              Exercised                        -                           -                           -

              Forfeited                        -                           -                           -
                                    ------------                ------------                ------------
     Outstanding, December 31            132,590   $   15.625        132,590    $   15.625       132,590    $    15.625
                                    ============                ============                ============
     Options exercisable,
     December 31                               -                      26,518                      57,995
                                    ============                ============                ============

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes pricing model with the following weighted-average assumptions:

                                                                      1997               1998               1999
                                                                ------------------ ------------------ -----------------
     Expected dividend yield                                                1.75%              3.00%              3.60%
     Risk-free interest rate                                                5.63%              5.63%              6.43%
     Expected life of options                                             5 years            5 years            5 years
     Expected volatility                                                    0.195              0.219              0.264

The following table summarizes information about stock options under the plan outstanding at December 31, 1999:

                               Options Outstanding                      Options Exercisable
                        ------------------------------------- ------------------------------------
       Range of             Number           Remaining             Number           Exercise
    Exercise Prices      Outstanding     Contractual Life        Exercisable          Price
----------------------- ------------- ----------------------- ----------------- ------------------
        $15.625            132,590           7.5 years             57,995            $15.625

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by approximately $58,000 and $65,000 for 1998 and 1999 and basic and diluted earnings per share would each have decreased by $.04 and $.05 for 1998 and 1999, respectively. The effects of applying this statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years.

Executive employment agreement: Under an employment agreement with the President and Chief Executive Officer, the Company and the Bank will provide severance payments in the event of an involuntary termination of employment in connection with a change in control of the Company, as defined in the contract. If the employment of the President and Chief Executive Officer were to be terminated as of December 31, 1999 pursuant to a change in control, he would be entitled to receive a severance payment amounting to approximately $408,000.

Stock held in trust for executive deferred compensation plan: The Bank holds 8,425 shares of the Company's common stock in a revocable trust as assets set aside for the Bank's executive deferred compensation plan. Such stock is recorded at its fair value and, combined with miscellaneous cash funds in the trust, results in a value of $94,258 and $130,587 as of December 31, 1998 and 1999, respectively, which is reported as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition.


15.  NET GAIN (LOSS) ON SALE OF ASSETS

Net gain (loss) on sale of assets for each of the years ended December 31 is summarized as follows:

                                                                    1997            1998            1999
                                                               -------------   -------------   ------------
     Net (loss) on sale of securities (Notes 2 and 20)           $       -       $ (13,414)     $ (755,000)
     Net gain on sale of loans held-for-sale                        17,714         106,952          28,480
     Capitalized mortgage servicing rights (Note 9)                      -         251,747          51,171
     Net gain on sale of other assets                                    -               -           2,050
                                                               -----------     -----------     -----------
                                                                 $  17,714       $ 345,285      $ (673,299)
                                                               ===========     ===========     ===========

16.  OTHER NON-INTEREST INCOME AND EXPENSES

Other non-interest income and expense amounts are summarized as follows for each of the years ended December 31:

                                                              1997         1998         1999
                                                           ---------     --------     --------
Other non-interest income:
     Banking service charges and other fees                  $59,904      $64,658      $92,428
     Loan late charges                                        15,629       13,513       10,793
     Commission income                                         6,433        5,041        3,865
     Other miscellaneous                                      25,093       13,065       22,071
                                                           ---------     --------     --------
                                                            $107,059      $96,277     $129,157
                                                           =========     ========     ========

                                                       1997          1998         1999
                                                    ----------    ----------   ----------
Other non-interest expense:
  Stationery, printing and other supplies             $ 54,425      $ 53,803     $ 58,730
  Telephone and postage                                 41,729        41,041       48,563
  Insurance and surety bond premiums                    34,757        26,403       28,567
  Professional fees                                     72,650        85,294      253,299
  Supervisory examinations                              29,962        30,116       28,607
  Other operating expenses                             177,849       154,558      139,844
  Data processing                                      136,904       144,107      154,383
  Advertising and promotions                           111,190       108,379      100,062
                                                    ----------    ----------   ----------
                                                      $659,466      $643,701     $812,055
                                                    ==========    ==========   ==========

17.  EARNINGS PER SHARE

Earnings per share (EPS) for the years ended December 31, 1997, 1998 and 1999, were calculated as follows:

                                         1997                          1998                          1999
                             ---------------------------  ----------------------------   -----------------------------
                                 Weighted                      Weighted                     Weighted
                                 Average                       Average                       Average
                                  Shares       Per-share        Shares       Per-share       Shares        Per-share
                              (denominator)      amount     (denominator)     amount      (denominator)     amount
                             ----------------  ---------  -----------------  ---------   ---------------   -----------
Basic EPS                           1,536,096    $0.56            1,499,045    $0.58           1,337,595     $0.05
                                               =========                     =========                     ===========

Effect of dilutive shares
  Unallocated ESOP shares             117,029                       102,234                       89,106
  Stock options                         4,534                         2,804                            -
                             ----------------              ----------------              ---------------

Diluted EPS                         1,657,659    $0.52            1,604,083    $0.54           1,426,701     $0.05
                             ================  =========   ================  =========   ===============   ===========

18.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. The Company evaluates each customer's creditworthiness and related collateral on a case-by-case basis.

The Company's exposure to market loss in the event of future changes in market prices rendering these financial instruments less valuable is represented by the contractual amount of the instruments.

The Company's exposure to accounting loss on these financial instruments is a combination of the credit and market risk described above.

The Company does not require collateral or other security to support financial instruments with credit risk.

The Company is not committed to lend additional funds to debtors whose loans have been modified.

At December 31, 1999, the Company had approximate outstanding commitments to originate loans of $3,172,000. Fixed rate loan commitments were $383,000 in first mortgage loans committed at interest rates ranging from 8.0% to 8.5%. Variable-rate loan commitments were $412,000 in first mortgage loans with interest rates ranging from 7.0% to 8.5%. Unfunded portions of construction loans were $2,377,000 with interest rates ranging from 8.0% to 8.5%.

Other commitments, as of December 31, 1999, are summarized as follows:

          Home equity lines of credit              $  437,100
          Overdraft lines of credit                   155,543
          Commercial lines of credit                  593,657
                                                   ----------
                                                   $1,186,300
                                                   ==========

Fair value estimates, methods and assumptions for the Company's financial instruments are set forth below, as of December 31:

                                                                              (Dollars in thousands)
                                                                       1998                           1999
                                                           ------------------------------ ---------------------------
                                                              Carrying         Fair          Carrying         Fair
                FINANCIAL ASSETS                               Amount         Value           Amount         Value
                                                           ------------   ------------    ------------  -------------
     Cash and due from depository institutions              $    9,814     $    9,814      $   10,720    $    10,720
     Mutual funds                                                5,310          5,310               -              -
     Investment securities                                       3,869          3,869           5,619          5,619
     Mortgage-backed securities                                  8,536          8,536           6,768          6,768
     Stock in FHLB                                                 663            663             663            663
     Loans held-for-sale, net                                    1,767          1,767               -              -
     Loans receivable, net                                      61,700         62,959          64,263         64,089
     Accrued interest receivable                                   561            561             575            575

              FINANCIAL LIABILITIES

     Transaction accounts                                   $   18,038     $   18,038      $   18,204    $    18,204
     Certificates of deposit                                    54,651         55,124          50,703         50,611
     Borrowed funds                                                571            571             794            794
     Advances from borrowers for taxes and insurance                34             34              41             41
     All other liabilities                                         365            365             437            437

Cash and due from depository institutions: The carrying amounts of cash and due from depository institutions approximate their fair value.

Mutual funds, investment securities, and mortgage-backed securities: Fair value is determined by reference to quoted market prices.

Stock in FHLB: This stock is a restricted asset and its carrying value is a reasonable estimate of fair value.

Loans held-for-sale: The carrying value is a reasonable estimate of fair value.

Loans receivable: The fair value of first mortgage loans is estimated by using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The majority of real estate loans are residential. First mortgage loans are segregated by fixed and adjustable interest terms. The fair value of commercial and consumer loans is calculated by using the discounted cash flow based upon the current market for like instruments. Fair values for impaired loans are estimated using discounted cash flow analyses.

Accrued interest receivable: The carrying value approximates fair value.

Transaction deposits: Transaction deposits, payable on demand or with maturities of 90 days or less, have a fair value equal to book value.

Certificates of deposit: The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar maturities.

Advances from borrowers for taxes and insurance: The book value approximates fair value.

All other liabilities: The book value approximates fair value.

Off-Balance Sheet Instruments: The fair value of a loan commitment and a letter of credit is determined based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counterparties. Neither the fees earned during the year on these instruments nor their value at year-end are significant to the Company's consolidated financial position.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The valuation techniques employed above involve uncertainties and are affected by assumptions used and judgements regarding prepayments, credit risk, discount rates, cash flows and other factors. Changes in assumptions could significantly affect the reported fair value.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has a mortgage servicing portfolio that contributes net fee income annually. The mortgage servicing portfolio is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Also, the fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

19.  PARENT COMPANY FINANCIAL INFORMATION

The following tables present condensed financial information of the parent company, CNS Bancorp, Inc.

Condensed Statements of Financial Condition
December 31, 1998 and 1999

                                                                                         (Dollars in thousands)
                                                                                        1998             1999
                                                                                   -----------      -------------
                       ASSETS

     Cash and due from depository institutions                                     $       495        $       760
     Securities available-for-sale                                                           -              1,150
     Investment in subsidiary                                                           19,026             17,734
     Other assets                                                                        2,220              1,942
                                                                                   -----------        -----------
     Total assets                                                                  $    21,741        $    21,586
                                                                                   ===========        ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY

     Accrued liabilities                                                           $         -                  -
     Stockholders' equity                                                               21,741             21,586
                                                                                   -----------        -----------
     Total liabilities and stockholders' equity                                    $    21,741        $    21,586
                                                                                   ===========        ===========


Condensed Statements of Income
For the years ended December 31, 1997, 1998 and 1999

                                                                                      (Dollars in thousands)
                                                                                    1997          1998         1999
                                                                                ----------    -----------  ------------
     Income
     Interest from securities available-for-sale                                $     156     $      113      $      45
     Other interest                                                                   197            103             87
     Other non-interest income                                                          5              3             11
                                                                                ---------     ----------      ---------
                                                                                      358            219            143
     Expenses                                                                         258            379            537
                                                                                ---------     ----------      ---------
     Income (loss) before income taxes and equity in undistributed
       earnings of subsidiary                                                         100           (160)          (394)
     (Provision) benefit for income taxes                                             (40)            64            149
     Equity in undistributed earnings of subsidiary                                   804            958            308
                                                                                ---------     ----------      ---------
     Net income                                                                 $     864     $      862      $      63
                                                                                =========     ==========      =========

Condensed Statements of Cash Flows
For the years ended December 31, 1997, 1998 and 1999

                                                                                        (Dollars in thousands)
                                                                                    1997           1998          1999
                                                                                  --------       --------      --------
  Cash Flows From Operating Activities
     Net income                                                                   $    864       $    862      $     63
     Adjustments to reconcile net income to net cash provided
     (used) by operating activities:
       Equity in undistributed earnings of subsidiary                                 (804)          (957)         (308)
       Accretion of discounts on securities available-for-sale                          (8)             -             -
       Compensation expense - MRDP                                                     103            207           235
       Change in other assets                                                       (1,116)            87           161
       Change in accrued liabilities                                                   (89)            (7)            -
       Change in due to subsidiary                                                  (1,368)             -             -
                                                                                  --------       --------      --------
          Net cash provided (used) by operating activities                          (2,418)           192           151
                                                                                  --------       --------      --------
 Cash Flows From Investing Activities
     Dividends received from subsidiary                                                  -            800         2,000
     Purchases of securities available-for-sale                                          -              -        (1,150)
     Maturities of securities available-for-sale                                     2,900          1,201             -
                                                                                  --------       --------      --------
          Net cash provided by investing activities                                  2,900          2,001           850
                                                                                  --------       --------      --------
 Cash Flows From Financing Activities
     Payment received on loan to ESOP (other asset)                                    117            100           109
     Funding provided to MRDP trust                                                 (1,200)             -             -
     Purchase of treasury stock                                                          -         (3,182)         (403)
     Dividends paid                                                                   (364)          (400)         (442)
                                                                                  --------       --------      --------
          Net cash (used) by financing activities                                   (1,447)        (3,482)         (736)
                                                                                  --------       --------      --------
          Net change in cash and cash equivalents                                     (965)        (1,289)          265
     Cash and cash equivalents, beginning of period                                  2,749          1,784           495
                                                                                  --------       --------      --------
     Cash and cash equivalents, end of period                                     $  1,784       $    495      $    760
                                                                                  ========       ========      ========
 Supplemental Disclosure of Non-Cash Transactions:
     Write down of MRDP trust receivable after establishment
      of the MRDP                                                                 $     98       $     18      $      -
                                                                                  ========       ========      ========

20.  AGREEMENT AND PLAN OF MERGER

The Board of Directors of the Company entered into an agreement and plan of merger with Exchange National Bancshares, Inc. (ENB) and ENB Holdings, Inc. on October 27, 1999. The terms of the agreement provide that each share of the Company's common stock issued and outstanding at the time of the merger shall be converted to $8.80 in cash and 0.15 of a share of ENB common stock. Management believes that the effective date of the merger will be approximately June 2000.

The agreement contains various financial and ownership conditions which have to be maintained by the Company at the effective date of the merger for the agreement to be binding. Terms of the agreement required the Bank to sell all mutual fund shares it owned as soon as practicable after the agreement was signed. Accordingly, such shares were sold during the fourth quarter of 1999 with the Company realizing a loss on the sale of $755,000 (see Notes 2 and 15). If the Company terminates the agreement to accept a better offer or if, after another party proposes to acquire the Company, the stockholders fail to approve the agreement and within twelve months the Company enters into a merger agreement with a third party, the Company will pay a termination fee of $1,000,000 to ENB. These financial statements include no provision for such termination fee, nor for any other merger costs to be incurred.


21.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly data for each quarter is presented below for the years ended December 31, 1998 and 1999.

                                                                  (Dollars in thousands, except per share data)
                                                             March 31,       June 30,      September 30,     December 31,
                                                               1998           1998             1998             1998
                                                            -----------  --------------  ---------------- --------------
Total interest income                                       $  1,742        $   1,731       $    1,708       $    1,700
Total interest expense                                           885              917              914              894
                                                            --------        ---------       ----------       ----------
Net interest income                                              857              814              794              806
(Benefit) provision for loan losses                               14                -               38               11
                                                            --------        ---------       ----------       ----------
Net interest income after provision for                          843              814              756              795
  loan losses
Total non-interest income                                        145              141              108              176
Total non-interest expense                                       574              619              561              575
                                                            --------        ---------       ----------       ----------
Income before income taxes                                       414              336              303              396
Provision for income taxes                                       165              133              123              166
                                                            --------        ---------       ----------       ----------
Net income                                                  $    249        $     203       $      180       $      230
                                                            ========        =========       ==========       ==========
Earnings per share                                          $   0.16        $    0.13       $     0.12       $     0.17
                                                            ========        =========       ==========       ==========
Diluted earnings per share                                  $   0.15        $    0.12       $     0.11       $     0.16
                                                            ========        =========       ==========       ==========

                                                            March 31,        June 30,      September 30,    December 31,
                                                              1998             1998            1998             1998
                                                            -----------   ------------   ---------------  -------------
Total interest income                                       $  1,622         $  1,591         $  1,549         $  1,591
Total interest expense                                           840              813              791              788
                                                            --------      -----------         --------         --------
Net interest income                                              782              778              758              803
(Benefit) provision for loan losses                              (25)               4               (4)              81
                                                            --------       ----------         --------         --------
Net interest income after provision for                          807              774              762              722
  loan losses
Total non-interest income (loss)                                 125               73               48             (731)
Total non-interest expense                                       582              612              609              703
                                                            --------         --------         --------         --------
Income (loss) before income taxes                                350              235              201             (712)
Provision (benefit) for income taxes                             140               94               80             (303)
                                                            --------         --------         --------         --------
Net income (loss)                                           $    210         $    141         $    121         $   (409)
                                                            ========         ========         ========         ========
Earnings (loss) per share                                   $   0.16         $   0.11         $   0.09         $  (0.31)
                                                            ========         ========         ========         ========
Diluted earnings (loss) per share                           $   0.15         $   0.10         $   0.09         $  (0.31)
                                                            ========         ========         ========         ========